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Hello Inc. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 10, 2021

Registration No. 333-255484

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hello Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

16th Floor, Building #1
No. 28 Yuanxiu Road
Minhang District, Shanghai
People's Republic of China
+86-21-6071-2060
(Address and Telephone Number of Registrant's Principal Executive Offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, N.Y. 10168
+1 (800) 221-0102
(Name, address and telephone number of agent for service)

Copies to:
Yi Gao, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600	David T. Zhang, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower The Landmark 15 Queen's Road Central, Hong Kong +852-3761-3318

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

           Emerging growth company    ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

           † The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)

Class A Ordinary shares, par value US$0.00001 per share	US$100,000,000	US$10,910

(1)
American depositary shares, or ADSs, issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each ADS represents                Class A ordinary shares.

(2)
Includes (a)                 Class A ordinary shares represented by                ADSs that may be purchased by the underwriters pursuant to their over-allotment option and (b) all Class A ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public.

(3)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(4)
Previously paid.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated            , 2021.

                    American Depositary Shares

Hello Inc.

Representing          Class A Ordinary Shares

        This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Hello Inc.

        We are offering            ADSs to be sold in this offering. Each ADS represents            Class A ordinary shares, US$0.00001 par value per share. We anticipate the initial public offering price per ADS will be between US$            and US$            .

        Prior to this offering, there has been no public market for the ADSs or our shares. We have applied to list the ADSs on The Nasdaq Stock Market, or Nasdaq, under the symbol "HELO."

        We are an "emerging growth company" under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

        See "Risk Factors" on page 24 to read about factors you should consider before buying the ADSs.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	US$	US$

Underwriting discounts and commissions(1)	US$	US$

Proceeds, before expenses, to us	US$	US$

(1)
For additional information on underwriting compensation, see "Underwriting."

        To the extent that the underwriters sell more than            ADSs in this offering, the underwriters have a 30-day option to purchase up to an aggregate of             additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

        Upon the completion of this offering,                                     Class A ordinary shares and 208,669,186 Class B ordinary shares will be issued and outstanding. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary shares will be entitled into 20 votes and will be convertible to one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon the completion of this offering, we will be a "controlled company" as defined under the Nasdaq Listing Rules because Mr. Lei Yang, our co-founder, director and chief executive officer, will beneficially own all of our issued Class B ordinary shares representing in the aggregate        % of the voting power of our total issued and outstanding shares immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

        The underwriters expect to deliver the ADSs against payment in New York, New York on            , 2021.

Credit Suisse	Morgan Stanley	CICC

Prospectus dated            , 2021

No.1
Shared two-wheeler service provider in China in 2020(1)
No.2
Carpooling marketplace in China by GTV in 2020(2)
5.2B
Total transaction volume(4) in 2020
9.3M
Independent service providers(3) as of December 31, 2020
183M
ATUs (Annual Transacting Users)(4) in 2020
RMB6.0/(1.1)B
Revenues/net loss in 2020
RMB13.0B
GTV (Gross Transaction Volume)(4) in 2020

Note:
1. By the number of total rides, according to iResearch
2. According to iResearch
3. Primarily private car owners for our carpooling marketplace
4. See "Prospectus Summary—Conventions That Apply to This Prospectus" for the definitions of such terms

        No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

        Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until                        , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision. This prospectus contains information from an industry report commissioned by us and prepared by iResearch Consulting Group, or iResearch, an independent industry research firm, to provide information regarding our industry and our market position in China.

Our Mission

        Our mission is to leverage digital technology to provide people with more convenient mobility and inclusive local services of higher quality.

        Our company was founded to build a powerful, technology-driven platform that brings our green, low-carbon, high-efficiency, convenient and inclusive local services and products to more people to improve their lifestyles and facilitate continuous social progress.

Our Business

        We are a leading local services platform in China and operate the popular mobile app Hello, which offers a range of local services. Our platform uses technology and innovation to provide our users with local services which are necessary, frequently consumed and inclusively priced to reach and serve a broad user base. Our local services currently include shared two-wheeler services, a carpooling marketplace, and emerging local services and products, including e-scooters and other services which we are pilot testing, such as an in-store services marketplace, ride-hailing, hotel reservations, mobile grocery stores and online advertising services. Our services are also supplemented by services provided by our associate that operates a battery swapping network.

        As of December 31, 2020, Hello app is China's third largest local services platform by transaction volume and China's most active local services platform by average transaction volume per ATU, according to iResearch. The following chart shows our size and scale.

Our Value Proposition

        To maximize our value proposition to users, we innovatively designed our local services by leveraging technology to address the pain points in the consumption of local services. Our services are centered around the following characteristics:

  •
  Necessary:  We aim to provide our users with innovative and alternative solutions to perform essential activities in their everyday life for better living.

  •
  Frequent:  With a focus on high-frequency services, we have more touch points with our users and develop a greater understanding of them, to better serve them over the long-term.

  •
  Inclusive:  Our services are accessible and affordable to help us reach and serve a broad user base across gender, age, social status and location.

        Specifically, our platform helps our users achieve:

  •
  Time savings:  Our shared two-wheeler services provide a "first-mile" and "last-mile" solution unmet by traditional forms of transportation. Over 97% of our bike sharing and 99% of our e-bike sharing users have saved travel time by using our services, with over 53% and 68% having saved at least 10 minutes per trip, respectively, according to a survey conducted by iResearch in November 2020.

  •
  Cost savings:  Our data-driven approach and focus on operating efficiency enable us to provide low-cost mobility alternatives to our users. Over 96% of our bike sharing and 93% of our e-bike sharing users have saved on travelling expenses by using our services, according to a survey conducted by iResearch in November 2020.

  •
  Healthy lifestyle:  Our shared two-wheeler services provide a healthy and open environment alternative to other forms of transportation. Our QTUs took on average 14.4 rides a quarter on our shared two-wheelers in 2020, with an average ride time of 12.6 minutes and distance travelled of 1.7 kilometers, promoting a healthy lifestyle through habitual exercise.

  •
  Carbon reduction:  We have consciously designed our inclusive services to be low-cost, convenient and environmentally friendly. We have facilitated low-carbon travel of over 24 billion kilometers, which equates to a reduction in CO2 emissions of approximately 667 million kilograms if compared to traveling the same distance by an average petrol car in China, according to iResearch.

Our Services

        We categorize our local services into local mobility services and emerging local services.

        Local mobility services are innovative, environmentally-friendly and convenient mobility services for the mass-market.

        Shared two-wheeler services.    We offer shared two-wheeler services, consisting of bike sharing and e-bike sharing services known as Hello Bike and Hello e-Bike, respectively. We are the largest shared two-wheeler service provider in China and the world as measured by the number of total rides in 2020, according to iResearch. We facilitated 5.1 billion bike and e-bike rides in 2020 and had over 10 million bikes and ebikes in service as of December 31, 2020. We generated 91% of our revenue from shared two-wheeler services in the year ended December 31, 2020. Our bikes and e-bikes are designed to be comfortable, environmentally-friendly and easy to ride, and our e-bikes are lithium-ion battery powered for pedal assistance. We deploy and rebalance our bikes and e-bikes within each city to complement the existing transportation infrastructure to meet demand fluctuations. Hello Bike and Hello e-Bike are designed as short to medium-distance mobility services. According to iResearch, Hello Bike is used by the majority of users to travel 0.5 - 3.0 kilometers and Hello e-Bike is generally used for trips beyond 3 kilometers. We generate fees on a single ride basis, based on the amount of time each user uses our bike or e-bike with a minimum fee, or through ride pass, our subscription service. As of December 31, 2020, our bikes and e-bikes were deployed in over 300 cities at or above prefecture-level across China. As of December 31, 2020, 8.4% of our new Hello Bike users came from our users of other services.

        Carpooling marketplace.    We operate a carpooling marketplace, Hello Carpooling, to connect private car owners and riders with overlapping travel routes. Hello Carpooling is an environmentally-friendly four-wheeler mobility service designed to complement our shared two-wheeler services, providing convenient and cost-efficient mobility to our users. Enabled through technology, it is a "new category" of travel in China founded on trust that encourages people to share the space in their personal cars. We are the second largest carpooling marketplace in China in terms of GTV in 2020, according to iResearch. In 2020, we facilitated GTV of RMB7.0 billion (US$1.1 billion) through 94.5 million rides, representing market shares of 39% and 30%, respectively, according to iResearch. We generate service fees based on a percentage of total fees paid by riders, with a cap. As of December 31, 2020, Hello Carpooling had accumulated 26.1 million transacting users and 9.3 million registered drivers. As of December 31, 2020, 40.2% of new riders and 39.9% of new private car owners of Hello Carpooling came from our Hello Bike users.

        Emerging local services are new and innovative local services and products for everyday life designed to be inclusive and affordable for the mass-market.

        e-Scooters.    We primarily collaborate with franchised stores to sell smart e-Scooters to end-users on our platform and complement this with our self-operated online Tmall store. While our platform initially featured third-party manufactured e-scooters, starting from late 2020, we leverage user insights derived from our shared two-wheeler services to design and develop smart e-scooters under Hello brand that are built on next generation technologies and smart connectivity. We adopted an integrated business model covering the entire value chain to improve the user experience, and operate Scooter-as-a-Service (SaaS) by ourselves, which is supplemented by Battery-as-a-Service (BaaS) operated by our associate through Hi Battery. Our e-scooters are integrated with our proprietary loT device to provide security, real-time positioning, power management and safety features. We have been placing an increasing focus on e-scooters that are lithium-ion battery-powered and designed to be cost-efficient and environmentally-friendly. As of December 31, 2020, 63.2% of new Hello e-Scooter users came from our Hello Bike users. In April 2021, we launched three new models of our self-developed e-scooters. These e-scooters are installed with VVSMART, our proprietary smart e-scooter operating system, which improves the connectivity and integration between e-scooters and smart phones, provides easy access to services and optimizes riding experience.

        Battery-as-a-Service.    Hi Battery is an environmentally-friendly network of lithium-ion battery swapping stations operated under Battery-as-a-Service (BaaS) model. Launched in June 2019, Hi Battery is operated by an entity in which we invest together with Contemporary Amperex Technology Co., Limited, or CATL, and Shanghai Yunxin, a subsidiary of Ant Group Co., Ltd., or Ant Group, to supply safe, convenient and environmentally-friendly energy. Hi Battery swapping stations are located in 55 cities to provide new energy solutions primarily for our e-bike sharing services for now and to increasingly serve e-scooter users, including our Hello e-Scooter users, in the future. The battery swapping service provides significant value as it enables quick and safe replacement of low-charge lithium-ion batteries at convenient locations to save battery charging time and reduce upfront battery purchase costs. Hi Battery is part of our plan to build up a new energy supply infrastructure for the future. Hi Battery, together with Hello e-Bike and Hello e-Scooter, serves as the foray of our expansion to create a new energy platform.

        We are developing and pilot testing emerging local services and products in select cities, typically where Hello's shared two-wheeler presence is strong, including an in-store services marketplace, ride-hailing, hotel reservations, mobile grocery stores and online advertising services.

Our Flywheel

        Our user base is our most valuable asset, and is prioritized above all else. Our guiding principle is to focus on meeting users' needs and constantly improving their experience. Our approach is summarized with the Hello Flywheel.

        We initially put our flywheel into motion through our shared two-wheeler services, which we designed to provide users with a convenient and affordable "first-mile" and "last-mile" solution through a superior user experience. This appealed to users, and as the usage of our services increased, it enabled us to scale and enhance our operating efficiency, and in turn further improving our value proposition and user experience.

        First, the Hello Flywheel drives the growth of our services. Although the flywheel required significant effort to put into motion, once momentum is gathered, it is a self-reinforcing virtuous cycle, providing tangible and quantifiable value to our users and driving our growth, as already apparent in our earlier established local mobility services. The growth of our business scale is illustrated by the following charts.

        Second, we utilize the Hello Flywheel to expand our service offerings. We have amassed a large and highly-engaged user base through providing necessary, frequently consumed and inclusively priced local services. This user base is providing us with deep insights into people's daily habits and pain points starting from mobility, and by leveraging on these consumer insights, we are able to quickly scale into new and appealing services to offer a better user experience.

        Our users have been highly supportive of our service expansion. As of December 31, 2020, existing users of Hello Bike represented more than 60% of new users who transacted for the first time for Hello e-Scooter services, and around 40% of new private car owners and riders on our Hello Carpooling marketplace. Conversely, first time users of our other services represented 8.4% of new Hello Bike users as of December 31, 2020.

Note:

(1)
As of December 31, 2020

        With our users' support, we have continually launched new services. The following chart is a timeline of our service launches:

  Note:

(1)
Services under pilot testing in select cities

        Our focused expansion on inclusive, convenient and environmentally sustainable services has cultivated a positive brand image amongst our users and consumers in China. Our reputation and brand recognition in China provide us with significant organic growth opportunities through word-of-mouth, resulting in efficient and low-cost new user acquisition.

        Going forward, we will continue to expand into more local services within and outside of mobility.

Our Strengths

        We believe the following competitive strengths are key drivers to our success and set us apart from our competitors:

  •
  industry leadership: leadership in local mobility accelerating expansion into more local services;

  •
  technology: innovative to drive operating efficiencies and optimize user experience;

  •
  user base: large, growing and highly-engaged as empowered by the Hello Flywheel;

  •
  brand: trusted and preferred by consumers;

  •
  synergies: collaborative relationships with Ant Group and CATL; and

  •
  team: visionary management with strong execution track record.

Our Strategies

        We intend to further grow our business and enhance our market leadership by pursuing the following strategies:

  •
  continue to solidify and enhance our Hello Flywheel effect;

  •
  continue to invest in technology to improve operational excellence; and

  •
  pursue strategic partnerships and investments.

Summary of Risk Factors

        An investment in our ADSs is subject to a number of risks, including risks relating to our business and industry, risks relating to our corporate structure, risks relating to doing business in China and risks relating to this offering. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled "Risk Factors" for a more thorough description of these and other risks.

Risks Relating to Our Business and Industry

  •
  Our limited operating history and evolving business make it relatively difficult to evaluate our future prospects and the risks and challenges we may encounter.

  •
  We operate in a rapidly evolving market and if such market does not continue to grow, our business, financial condition and results of operations would be materially and adversely affected.

  •
  Our local services, particularly our shared two-wheeler services and carpooling marketplace, are highly regulated. Certain past and current non-compliance and potential future failure to comply with any applicable regulation or if the PRC or local government adopts new regulations or amendments to existing regulations, our business, results of operations and financial condition could be materially and adversely affected.

  •
  Provision of new local services and upgrade of existing local services may subject us to additional risks.

  •
  We have incurred significant losses since inception, which may continue in the future.

  •
  If we fail to attract and retain users, including users of our mobility and other local services as well as private car owners of our carpooling marketplace, our business, results of operations and financial condition could be materially and adversely affected.

  •
  We face intense competition and could lose market share to our competitors, which could materially and adversely affect our business, results of operations and financial condition.

  •
  Our results of operation may vary significantly from period to period due to the seasonality of our business.

  •
  If we fail to adopt new technologies or adapt our mobile app and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected.

  •
  We require a significant amount of capital to fund our operations. If we cannot obtain sufficient capital on acceptable terms to fund our operations, our business, financial condition and prospects may be materially and adversely affected.

  •
  The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition.

Risks Relating to Our Corporate Structure

  •
  If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

  •
  Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

  •
  We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our mobile apps, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

  •
  Certain terms of the contractual arrangements with our consolidated VIEs may not be enforceable under PRC laws.

  •
  Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

Risks Relating to Doing Business in China

  •
  Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

  •
  The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.

  •
  The approval of the China Securities Regulatory Commission may be required in connection with this offering under a PRC regulation.

  •
  PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits.

  •
  PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.

  •
  You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this prospectus. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

Risks Relating to This Offering

  •
  The trading price of the ADSs may be volatile, which could result in substantial losses to you.

  •
  As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

  •
  Because we do not expect to pay cash dividends in the foreseeable future after this offering, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

  •
  You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

  •
  We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

  •
  You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

  •
  As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

Recent Developments

        We have achieved strong performance in the three months ended March 31, 2021, primarily due to the continued expansion and diversification of our business and increased use of our local services as the market in China has substantially recovered from the COVID-19 pandemic. See "Recent Developments" for more information.

  •
  Our revenues increased by 103.9% from RMB693.9 million for the three months ended March 31, 2020 to RMB1,414.6 million (US$216.8 million) for the three months ended March 31, 2021.

  •
  Our GTV increased by 112.1% from RMB1,627 million for the three months ended March 31, 2020 to RMB3,451 million for the three months ended March 31, 2021.

  •
  Our net loss was RMB836.0 million (US$128.1 million) for the three months ended March 31, 2021, compared with RMB601.5 million for the three months ended March 31, 2020, primarily due to a significant amount of share-based compensation expenses recorded in the three months ended March 31, 2021 mainly relating to certain share grants to our chief executive officer. However, our Adjusted Net Loss narrowed significantly from RMB632.0 million for the three months ended March 31, 2020 to RMB383.5 million for the three months ended March 31, 2021, demonstrating substantial improvements of our core operating performance.

  •
  Our Adjusted EBITDA improved from a negative RMB105.2 million for the three months ended March 31, 2020 to a positive RMB182.5 million for the three months ended March 31, 2021. See "Recent Developments—Non-GAAP Financial Measures" for reconciliation of our Adjusted EBITDA and Adjusted Net Loss to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for further explanation.

        We have obtained equity financing of approximately US$79.3 million in aggregate in March 2021 for the issuance of a total of 28,352,367 Series G convertible redeemable preferred shares to certain investors, including an affiliate of CATL, and approximately US$160.3 million in aggregate in April 2021 for the issuance of a total of 55,919,958 Series G convertible redeemable preferred shares to certain investors. See "Description of Share Capital—History of Securities Issuances—Preferred Shares."

        In consideration of Mr. Lei Yang's past and future services, we issued 35,994,402 ordinary shares, or the CEO award, to an entity controlled by Mr. Lei Yang at nominal value on April 30, 2021, subject to certain conditions. See "Management—CEO Award."

Our History and Corporate Structure

        We commenced our operations in China through Haluo Inclusive Technology Co., Ltd., or Haluo Inclusive (previously known as Jiangsu Youon Low-Carbon Technology co., Ltd.) in August 2014. In November 2017, Shanghai Junzheng Network Technology Co., Ltd., or Shanghai Junzheng, and Shanghai Junfeng Network Technology Co., Ltd., or Shanghai Junfeng, were acquired to further expand our business.

        To facilitate offshore financing, we undertook a reorganization, or the Reorganization. As part of the Reorganization, we incorporated Hello Inc. (formerly known as HB Technologies Corporation), an exempted company incorporated under the laws of Cayman Islands, in July 2018, which became our ultimate holding company. Subsequently, Hello Inc. established Hong Kong RideTech Limited, a Hong Kong limited liability company, as its wholly owned subsidiary. Hong Kong RideTech Limited then established Shanghai Hamao Commerce Consult Co., Ltd., or Shanghai Hamao, and Shanghai Haluo

Corporate Development Co., Ltd., or Shanghai Haluo, as wholly foreign-owned enterprises in the PRC. In November 2018, we obtained control of Haluo Inclusive through a series of contractual arrangements among Shanghai Hamao, Haluo Inclusive and its shareholders. In December 2019, we terminated such contractual arrangements and replaced them with similar contractual arrangements among Shanghai Haluo, Haluo Inclusive and its shareholders, through which we retained control of Haluo Inclusive.

        We also obtained control over Zhengzhou Habai Network Technology Co., Ltd., or Zhengzhou Habai, through a series of contractual arrangements among Shanghai Hamao, Zhengzhou Habai and its shareholder.

        On June 12, 2019, Shanghai Junfeng entered into an investment agreement with Shanghai Yunxin Venture Capital Co., Ltd., or Shanghai Yunxin, an affiliate of Antfin (Hong Kong) Holding Limited, one of our principal shareholders, Contemporary Amperex Technology Co., Limited, or CATL, a company listed on the Shenzhen Stock Exchange (stock code: 300750) and primarily involved in the development and manufacturing of lithium-ion batteries and Fujian Ningde Zhixiang Infinite Technology Co., Ltd., or Ningde Zhixiang, pursuant to which Shanghai Junfeng, Shanghai Yunxin and CATL invested in Ningde Zhixiang, an entity primarily engaged in operating a battery swapping network for electric two-wheelers. As of the date of this prospectus, Shanghai Junfeng holds 33.1% equity interest in Ningde Zhixiang as a result of capital increase from new investors and certain existing shareholders in 2020. For more information, see "Related Party Transactions—Transactions Relating to Ningde Zhixiang."

        In October 2019, Hong Kong RideTech Limited established Xiamen Haxing Network Technology Co., Ltd., or Xiamen Haxing, as a wholly foreign-owned enterprise in the PRC.

        The following diagram illustrates our corporate structure of our principal entities as of the date of this prospectus. Equity interests depicted in this diagram are held as to 100%. The relationships between (i) Shanghai Hamao, and Zhengzhou Habai and its shareholder, and (2) Shanghai Haluo, and Haluo Inclusive and its shareholders, as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)
Xiamen Haxing, Shanghai Hamao and Shanghai Haluo are wholly foreign-owned enterprises incorporated in the PRC.

(2)
Songcheng Zha holds 100% equity interest in Zhengzhou Habai. Zhengzhou Habai is primarily involved in providing ride-hailing services.

(3)
Shanghai Yunxin, Youon Technology Co., Ltd., or Youon Technology, a company listed on the Shanghai Stock Exchange (stock code: 603776), Ningbo Chiying Investment Management Partnership (Limited Partnership), or Ningbo Chiying, and Ningbo Juying Zhumei Investment Management Partnership (Limited Partnership), or Juying Zhumei, hold 35.94%, 23.26%, 18.90% and 13.15% equity interest in Haluo Inclusive, respectively. The remaining equity interest is held by several minority shareholders of Haluo Inclusive. Shanghai Yunxin and Youon Technology are affiliates of our principal shareholders, Antfin (Hong Kong) Holding Limited and YOUON (Cayman) Investment Co., Ltd., respectively. Our co-founder, director and chief executive officer, Lei Yang, is the general partner of Ningbo Chiying and holds 99.9% equity interest. Our co-founder, Wei Jiang, our co-founder, director and president, Kaizhu Li, Songcheng Zha and Peigang Wu are limited partners of Juying Zhumei and hold 33.33%, 27.78%, 22.22% and 16.67% equity interest, respectively. The remaining 0.01% equity interest is held by our co-chief financial officer, Xiaodong Chen, who is the general partner of Juying Zhumei. The equity interest of Lei Yang, Kaizhu Li and Xiaodong Chen in Haluo Inclusive will remain the same immediately after the completion of this offering. See "Principal Shareholders" for their respective equity interest in our company immediately after the completion of this offering.

Pursuant to the exclusive call option agreement, each shareholder of Haluo Inclusive has granted an exclusive option to Shanghai Haluo to purchase, by itself or persons designated by it, at its discretion at any time and to the extent permitted under PRC law, all or part of their equity interests in Haluo Inclusive. See "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders." Shanghai Haluo may exercise such call option in the event that any shareholders of Haluo Inclusive (or their affiliates) that are also shareholders of Hello Inc. divest their interests in the ADSs or ordinary shares of Hello Inc.

(4)
Chengdu Habai is primarily involved in operating our carpooling marketplace.

(5)
Shanghai Junzheng is primarily involved in providing information technology support to our two-wheeler services.

(6)
Shanghai Junfeng is primarily involved in providing shared two-wheeler services.

Our Corporate Information

        Our principal executive offices are located at 16th Floor, Building#1, No.28 Yuanxiu Road, Minhang District, Shanghai, People's Republic of China. Our telephone number at this address is +86-21-6071-2060. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209 Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

        Our main website is www.hello-inc.com. The information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168, United States.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, related to the assessment of the effectiveness of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

        We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities

Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions That Apply to This Prospectus

        Unless we indicate otherwise, references in this prospectus to:

  •
  "ADSs" are to our American depositary shares, each of which represents                        Class A ordinary shares, and "ADRs" refer to the American depositary receipts that evidence our ADSs;

  •
  "battery swapping network," "Battery-as-a-Service" or "Hi Battery" are to a network of lithium-ion battery swapping stations operated by Ningde Zhixiang Infinite Technology Co., Ltd., or Ningde Zhixiang, an entity in which we made an equity investment together with Contemporary Amperex Technology Co., Limited and Shanghai Yunxin Venture Capital Co., Ltd., an affiliate of Antfin (Hong Kong) Holding Limited, one of our principal shareholders. As of the date of this prospectus, we hold 33.1% equity interest in Ningde Zhixiang. We do not consolidate Ningde Zhixiang and account for our investment in Ningde Zhixiang as an equity method investment using fair value option.

  •
  "CAGR" are to compound annual growth rate;

  •
  "carpooling" are to collaborative use of a private car by several individuals traveling along the same or similar route at mutually compatible times;

  •
  "China" or "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

  •
  "COVID-19" are to a highly contagious novel virus that was declared a global pandemic by the World Health Organization on March 11, 2020;

  •
  "gross transaction value" or "GTV" are to the total dollar value, including any applicable taxes, of payments made for shared two-wheeler services, carpooling marketplace and e-scooters on our platform, regardless of whether such amounts are subsequently refunded;

  •
  "OEM" are to original equipment manufacturer;

  •
  "ordinary shares" are to our ordinary shares in the capital of our company, par value US$0.00001 per share, and upon and after the completion of this offering are to our Class A and Class B ordinary shares, par value US$0.00001 per share;

  •
  "our apps" are to channels through which users can access our local services, including our standalone mobile app, Hello app, and our mini-app on Alipay;

  •
  "our VIEs" or "our consolidated VIEs" are to Zhengzhou Habai Network Technology Co., Ltd., or Zhengzhou Habai, and Haluo Inclusive Technology Co., Ltd., or Haluo Inclusive (previously known as Jiangsu Youon Low-Carbon Technology Co., Ltd.);

  •
  "registered driver" are to a private car owner who has registered on our platform and has his or her identity verified;

  •
  "RMB" or "Renminbi" are to the legal currency of China;

  •
  "shared two-wheeler services" are to our bike sharing and e-bike sharing services as a whole;

  •
  "transacting users" are to a user account that used at least one of our local services at least once;

    "quarterly transacting user" or "QTU" are to a user account that used at least one of our local services at least once in a given quarter, except that a purchaser of the e-scooter is only counted as a QTU in the quarter when the purchase was made;

    "annual transacting user" or "ATU" are to a user account that used at least one of our local services at least once in a given year, except that a purchaser of the e-scooter is only counted as an ATU in the year when the purchase was made;

  •
  "transactions" or "transaction volume" are to the number of discrete local service events that our users pay for and complete in a given period, which includes (i) the total number of bike rides and e-bike rides for our shared two-wheeler services, (ii) the total number of carpooling rides by each user for our carpooling marketplace, and (iii) the total number of purchases of e-scooters; for the avoidance of doubt, e-scooter rides are not counted as transactions;

  •
  "US$," "U.S. dollars," or "dollars" are to the legal currency of the United States; and

  •
  "users" are to users of our shared two-wheeler services, riders of our carpooling marketplace, end users who purchase e-scooters from the franchised stores through our platform and users of our other services;

  •
  "we," "us," "the Company," "our company," "our" or "Hello" are to Hello Inc., its subsidiaries and its consolidated VIEs and their respective subsidiaries, as the context requires.

        Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude (i) ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our equity incentive plans and (ii) assumes that the underwriters will not exercise the over-allotment option to purchase additional ADSs.

        This prospectus contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 30, 2021, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4749 to US$1.00.

        Due to rounding, numbers in this prospectus may not add up precisely to the totals presented.

 THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs Offered by Us	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).
ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).
Ordinary Shares Outstanding Immediately After This Offering	Class A ordinary shares and 208,669,186 Class B ordinary shares (or Class A ordinary shares and 208,669,186 Class B ordinary shares if the underwriters exercises in full the over-allotment option).
The ADSs	Each ADS represents Class A ordinary shares.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We and the depositary may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

Our ordinary shares in the capital of our company will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. See "Description of Share Capital" for more information.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of          additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$          million from this offering, or approximately US$          million if the underwriters exercise in full the over-allotment option, assuming an initial public offering price of US$          per ADS, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to enhance and expand our business offerings, research and development, and for working capital and general corporate purposes.

See "Use of Proceeds" for more information.
Lock-up

We, our directors (other than the two directors that will resign immediately upon the SEC's declaration of effectiveness of our registration statement on Form F-1), officers, and our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, Class A ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See "Shares Eligible for Future Sale" and "Underwriting."

Risk Factors

See "Risk Factors" and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Directed Share Program

At our request, the underwriters have reserved up to        % of the ADSs being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Certain participants may be subject to the lock-up agreements as described in "Underwriting—Directed Share Program" elsewhere in this prospectus.

Listing	We have applied to list our ADSs on Nasdaq. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.
Nasdaq Trading Symbol	HELO
Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2021, through the facilities of the Depositary Trust Company, or DTC.
Depositary	JPMorgan Chase Bank, N.A.

        The total number of ordinary shares that will be outstanding immediately after this offering will be            Class A ordinary shares and 208,669,186 Class B ordinary shares, which is based upon (i)             Class A ordinary shares and 208,669,186 Class B ordinary shares outstanding as of the date of this prospectus; (ii)             Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise the over-allotment option to purchase additional ADSs), but excludes:

  •
  57,473,720 Class A ordinary shares issuable upon the exercise of outstanding share options under our equity incentive plans; and

  •
  93,435,371 Class A ordinary shares reserved for future issuance under our equity incentive plans.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated statements of operations data and summary consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 and summary consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States, or the U.S. GAAP.

        Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

Summary Consolidated Statements of Comprehensive Loss Data

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	2,113,672	4,823,321	6,044,357	926,339
Cost of revenues(1)	(3,261,203)	(4,404,724)	(5,329,421)	(816,770)

Gross (loss)/profit	(1,147,531)	418,597	714,936	109,569

Selling and marketing expenses(1)	(90,998)	(268,018)	(364,473)	(55,858)
General and administrative expenses(1)	(230,534)	(466,517)	(770,236)	(118,044)
Research and development expenses(1)	(114,895)	(501,569)	(682,059)	(104,530)
Loss on disposal and write-off of property and equipment	(595,102)	(636,200)	(44,396)	(6,804)

Operating loss	(2,179,060)	(1,453,707)	(1,146,228)	(175,667)

Interest income	7,401	10,925	11,275	1,728
Interest expense	(56,381)	(56,842)	(58,912)	(9,029)
Foreign exchange loss	(4,247)	(395)	(5,366)	(822)
Realized gain on short-term investments	24,125	11,327	34,195	5,241
Change in fair value of financial instruments	125	(20,147)	34,121	5,229
Other expense, net	(8,854)	(4,995)	(11,694)	(1,792)

Net loss before income taxes	(2,216,891)	(1,513,834)	(1,142,609)	(175,112)

Income tax benefit	9,375	9,144	9,014	1,381

Net loss	(2,207,516)	(1,504,690)	(1,133,595)	(173,731)

Net loss attributable to ordinary shareholders	(2,608,189)	(2,998,298)	(4,466,426)	(684,510)

Loss per share attributable to ordinary shareholders
—basic and diluted	12.64	14.53	21.18	3.25
Weighted average number of ordinary shares
—basic and diluted	206,401,909	206,401,909	210,917,898	210,917,898

Note:

(1)
Share-based compensation expenses were allocated as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,077	12,327	6,271	961
Selling and marketing expenses	202	2,043	1,987	305
General and administrative expenses	19,722	43,420	162,246	24,865
Research and development expenses	7,140	20,710	22,599	3,463

Total	32,141	78,500	193,103	29,594

Summary Consolidated Balance Sheets Data

	As of December 31,
	2019	2020
	Actual	Actual		Pro Forma(1)		Pro Forma As Adjusted(2)
	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	1,079,661	825,357	126,491	2,416,473	370,341
Total current assets	3,897,909	3,409,345	522,505	5,000,463	766,358
Total non-current assets	4,990,186	6,195,146	949,446	6,195,146	949,446
Total assets	8,888,095	9,604,491	1,471,951	11,195,609	1,715,804
Total current liabilities	3,723,995	3,913,865	599,827	3,913,865	599,827
Total non-current liabilities	212,466	98,391	15,080	98,391	15,080
Total liabilities	3,936,461	4,012,256	614,907	4,012,256	614,907
Total mezzanine equity	11,706,545	16,697,734	2,559,042	—	—
Total shareholders' (deficit) equity	(6,754,911)	(11,105,499)	(1,701,998)	7,183,353	1,100,897

(1)
The consolidated balance sheets data as of December 31, 2020 are presented on a pro forma basis to reflect (i) the re-designation of 17,154,480 Series C Preferred Shares into the same number of ordinary shares and the subsequent transfer to GOLD GUARD INVESTMENTS LIMITED, an entity controlled by Mr. Lei Yang, and the transfer of 8,748,784 ordinary shares to such entity on March 8, 2021, which collectively resulted in a one-time share-based compensation expenses of RMB335.3 million (US$51.4 million) in March 2021; (ii) the issuance of 28,352,367 Series G convertible redeemable preferred shares on March 31, 2021 and the issuance of 55,919,958 Series G convertible redeemable preferred shares on April 28, 2021; (iii) the issuance of 35,994,402 ordinary shares to Mr. Lei Yang as the CEO award on April 30, 2021, (iv) the issuance of 71,675,171 ordinary shares upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan (including 11,803,886 ordinary shares issued to GOLD GUARD INVESTMENTS LIMITED upon the exercise of share options by Mr. Lei Yang) in March and April 2021; (v) the re-designation of 198,152,069 ordinary shares and the automatic conversion and re-designation of 10,517,117 convertible redeemable preferred shares beneficially owned by Mr. Lei Yang into 208,669,186 Class B ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vi) the re-designation of all the remaining outstanding ordinary shares and the automatic conversion of all of the remaining outstanding convertible redeemable preferred shares into 1,533,609,953 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and (vii) a one-time share-based compensation expenses of RMB306.6 million (US$47.0 million).

(2)
The consolidated balance sheets data as of December 31, 2020 are presented on a pro forma as adjusted basis to reflect (i) the re-designation of 17,154,480 Series C Preferred Shares into the same number of ordinary shares and the subsequent transfer to GOLD GUARD INVESTMENTS LIMITED, an entity controlled by Mr. Lei Yang, and the transfer of 8,748,784 ordinary shares to such entity on March 8, 2021, which collectively resulted in a one-time share-based compensation expenses of RMB335.3 million (US$51.4 million) in March 2021; (ii) the issuance of 28,352,367 Series G convertible redeemable preferred shares on March 31, 2021 and the issuance of 55,919,958 Series G convertible redeemable preferred shares on April 28, 2021; (iii) the issuance of 35,994,402 ordinary shares to Mr. Lei Yang as the CEO award on April 30, 2021, (iv) the issuance of 71,675,171 ordinary shares upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan (including 11,803,886 ordinary shares issued to GOLD GUARD INVESTMENTS LIMITED upon the exercise of share options by Mr. Lei Yang) in March and April 2021; (v) the re-designation of 198,152,069 ordinary shares and the automatic conversion and re-designation of 10,517,117 convertible redeemable preferred shares beneficially owned by Mr. Lei Yang into 208,669,186 Class B ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vi) the re-designation of all the remaining outstanding ordinary shares and the automatic conversion of all of the remaining outstanding convertible redeemable preferred shares into 1,533,609,953 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vii) a one-time share-based compensation expenses of RMB306.6 million (US$47.0 million); and (viii) the issuance and sale of the Class A ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

Summary Consolidated Statements of Cash Flows Data

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	293,772	1,168,342	2,198,480	336,930
Net cash used in investing activities	(4,189,104)	(1,935,447)	(4,153,016)	(636,478)
Net cash provided by financing activities	3,958,980	2,664,924	1,498,455	229,649
Net increase/(decrease) in cash, cash equivalents and restricted cash	63,648	1,897,819	(456,081)	(69,899)
Cash, cash equivalents and restricted cash at the beginning of the year	392,218	457,365	2,356,664	361,175
Effects of exchange rate changes	1,499	1,480	21,044	3,226
Cash, cash equivalents and restricted cash at the end of the year	457,365	2,356,664	1,921,627	294,502

Key Operating Metrics

        We regularly review a number of key operating metrics to evaluate our business and measure our performance, which are set forth in the table below. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics."

	Three Months Ended,
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020
	(in millions, except for GTV per QTU)
GTV per QTU (in RMB)	5.1	10.7	13.2	11.7	12.3	23.3	27.2	29.3	29.0	35.1	37.7	37.4
QTUs	30.7	60.6	66.4	59.6	53.6	82.5	98.6	89.8	56.1	90.5	115.2	101.7
Transaction Volume	451	1,425	1,573	1,147	731	1,481	1,860	1,508	546	1,381	1,837	1,431
Shared two-wheeler services	451	1,425	1,573	1,147	729	1,468	1,844	1,485	533	1,356	1,805	1,395
Carpooling marketplace	—	—	—	—	2	12	15	20	12	23	29	30
Others	—	—	—	—	1	1	1	2	1	2	3	5
GTV (in RMB)	157	646	880	699	661	1,921	2,685	2,634	1,627	3,177	4,338	3,810
Shared two-wheeler services	157	646	880	699	570	1,262	1,732	1,343	666	1,534	2,174	1,472
Carpooling marketplace	—	—	—	—	90	656	946	1,278	951	1,598	2,115	2,304
Others	—	—	—	—	1	3	8	14	10	45	49	34

Non-GAAP Financial Measures

        We use Adjusted EBITDA and Adjusted Net (Loss)/Profit, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these measures help us identify underlying trends in our business and core results of operations that could otherwise be distorted by the effect of certain expenses and income that we include in net (loss)/profit, which are either non cash in nature or not directly related to our core operations. By excluding such items, the non-GAAP financial measures facilitate operating performance comparison from period-to-period. We believe that these measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA

        We define Adjusted EBITDA as net (loss)/profit, excluding (i) income tax benefit, (ii) interest income, (iii) interest expense, (iv) depreciation and amortization, (v) realized gain on short-term investments, (vi) changes in fair value of financial instruments, (vii) foreign exchange (loss)/gain, (viii) other income/(expense), net, (ix) loss on disposal and write-off of property and equipment, and

(x) share-based compensation expenses. Reconciliation from net (loss)/profit to Adjusted EBITDA is summarized below:

	Year Ended December 31,
	2018	2019	2020
	(in RMB thousands)
Adjusted EBITDA Reconciliation:
Net loss	(2,207,516)	(1,504,690)	(1,133,595)
Add/(deduct):
Income tax benefit	(9,375)	(9,144)	(9,014)
Interest income	(7,401)	(10,925)	(11,275)
Interest expense	56,381	56,842	58,912
Depreciation and amortization	1,725,863	2,093,470	2,472,872
Realized gain on short-term investments	(24,125)	(11,327)	(34,195)
Changes in fair value of financial instruments	(125)	20,147	(34,121)
Foreign exchange loss	4,247	395	5,366
Other expense, net	8,854	4,995	11,694
Loss on disposal and write-off of property and equipment	595,102	636,200	44,396
Share-based compensation expenses	32,141	78,500	193,103

Adjusted EBITDA	174,046	1,354,463	1,564,143

	For the Three Months Ended,
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in RMB thousands)
Adjusted EBITDA Reconciliation:
Net (Loss)/Profit	(568,783)	(153,750)	72,757	(854,914)	(601,499)	(115,429)	177,918	(594,585)
Add/(deduct):
Income tax benefit	(2,343)	(2,344)	(2,344)	(2,113)	(2,341)	(2,343)	(2,131)	(2,199)
Interest income	(2,847)	(3,767)	(2,054)	(2,257)	(2,159)	(2,392)	(2,563)	(4,161)
Interest expense	9,996	10,204	18,687	17,955	19,055	17,467	12,117	10,273
Depreciation and amortization	482,627	491,293	551,175	568,375	512,218	578,994	680,392	701,268
Realized gain on short-term investments	(1,452)	(2,348)	(7,360)	(167)	(9,329)	(4,926)	(12,469)	(7,471)
Changes in fair value of financial instruments	—	—	21,379	(1,232)	(42,539)	40,018	(31,305)	(295)
Foreign exchange (loss)/gain	3,242	(94)	(2,335)	(418)	(5,738)	(1,025)	2,954	9,175
Other income/(expense), net	(1,013)	(5)	3,017	2,996	(5,321)	5,477	4,929	6,609
Loss on disposal and writeoff of property and equipment	24,421	33,951	51,111	526,717	14,745	7,169	9,314	13,168
Share-based compensation expenses	14,951	20,003	21,986	21,560	17,673	16,107	14,683	144,640
Adjusted EBITDA	(41,201)	393,143	726,019	276,502	(105,235)	539,117	853,839	276,422

Adjusted Net (Loss)/Profit

        We define Adjusted Net (Loss)/Profit as net (loss)/profit, excluding (i) realized gain on short-term investments, (ii) changes in fair value of financial instruments, (iii) foreign exchange loss, (iv) other income/(expense), net, (v) loss on disposal and write-off of property and equipment, and (vi) share-

based compensation expenses. Reconciliation from net (loss)/profit to Adjusted Net (Loss)/Profit is summarized below:

	Year Ended December 31,
	2018	2019	2020
	(in RMB thousands)
Adjusted Net Loss Reconciliation:
Net loss	(2,207,516)	(1,504,690)	(1,133,595)
Add/(deduct):
Realized gain on short-term investments	(24,125)	(11,327)	(34,195)
Changes in fair value of financial instruments	(125)	20,147	(34,121)
Foreign exchange loss	4,247	395	5,366
Other expense, net	8,854	4,995	11,694
Loss on disposal and write-off of property and equipment	595,102	636,200	44,396
Share-based compensation expenses	32,141	78,500	193,103

Adjusted Net Loss	(1,591,422)	(775,780)	(947,352)

	For the Three Months Ended,
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in RMB thousands)
Adjusted Net (Loss)/Profit Reconciliation:
Net (Loss)/Profit	(568,783)	(153,750)	72,757	(854,914)	(601,499)	(115,429)	177,918	(594,585)
Add/(deduct):
Realized gain on short-term investments	(1,452)	(2,348)	(7,360)	(167)	(9,329)	(4,926)	(12,469)	(7,471)
Changes in fair value of financial instruments	—	—	21,379	(1,232)	(42,539)	40,018	(31,305)	(295)
Foreign exchange (loss)/gain	3,242	(94)	(2,335)	(418)	(5,738)	(1,025)	2,954	9,175
Other income/(expense), net	(1,013)	(5)	3,017	2,996	(5,321)	5,477	4,929	6,609
Loss on disposal and writeoff of property and equipment	24,421	33,951	51,111	526,717	14,745	7,169	9,314	13,168
Share-based compensation expenses	14,951	20,003	21,986	21,560	17,673	16,107	14,683	144,640
Adjusted Net (Loss)/Profit	(528,634)	(102,243)	160,555	(305,458)	(632,008)	(52,609)	166,024	(428,759)

        The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

        The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, both of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

RISK FACTORS

        An investment in the ADSs involves significant risks. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our limited operating history and evolving business make it relatively difficult to evaluate our future prospects and the risks and challenges we may encounter.

        We expanded our bike sharing service in 2017 and we have a relatively short operating history. While we were initial focused on mobility services, our business continues to evolve and we have been expanding into additional local services and solutions, such as e-scooters, an in-store services marketplace, ride-hailing, hotel reservations, mobile grocery stores and online advertising services. Our limited operating history and evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

  •
  anticipate and respond to macroeconomic changes and changes in the markets in which we operate, including changes in user preferences and competitive landscape;

  •
  maintain and enhance a well-recognized and respected brand;

  •
  expand our user base in a cost-effective manner;

  •
  successfully develop new platform features, offerings and services to enhance the experience of users;

  •
  plan for and manage capital expenditures for our current and future service offerings;

  •
  advance our technological capabilities to empower our operation;

  •
  improve operating efficiency and economies of scale;

  •
  accurately forecast our revenues and budget for our expenses;

  •
  attract, retain and motivate our employees; and

  •
  navigate a complex and evolving regulatory environment.

        If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "Risk Factors" section, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. Evolution of our business models may result in the adoption of different accounting treatments, and thus fluctuations in our revenues. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

We operate in a rapidly evolving market and if such market does not continue to grow, our business, financial condition and results of operations would be materially and adversely affected.

        We operate a local services platform in China, with mobility services as the initial focus. China's local services market has grown rapidly since we expanded our bike sharing service in 2017, and it is uncertain to what extent the market acceptance and demand will continue to grow. If such local services market does not continue to grow, our business, financial condition and results of operations could be adversely affected.

        For example, although shared two-wheeler services and carpooling marketplace have been widely accepted in China, there can be no assurance that such market acceptance would persist or continue to grow. The market may shrink due to various reasons, some of which may be beyond our control, such as emergence of alternative means of transportation that are affordable and convenient, new regulatory requirements that place restrictions on provision of shared two-wheeler service or operation of carpooling marketplace, or safety or other incidents related to these types of services that may negatively affect public perception. In addition, some of our local service initiatives, such as e-scooters, an in-store services marketplace and mobile grocery stores, are relatively new and the extent of market acceptance for such initiatives is uncertain. The battery swapping network operated by our associate faces the same uncertainty.

        If the market for any of our local services fails to grow or if demand for our local services declines, our business, financial condition and results of operations would be materially and adversely affected.

Our local services, particularly our shared two-wheeler services and carpooling marketplace, are highly regulated. Certain past and current non-compliance and potential future failure to comply with any applicable regulation or if the PRC or local government adopts new regulations or amendments to existing regulations, our business, results of operations and financial condition could be materially and adversely affected.

        Our shared two-wheeler services are highly regulated. We have been subject to intense regulatory scrutiny from the state and municipal regulatory authorities in China. In August 2017, the Ministry of Transport, or the MOT, issued the first national guidelines for regulating bike sharing services. Since then, numerous cities have passed local rules and regulations to regulate the development and operation of shared two-wheeler services, and the local rules and regulations as well as enforcement practice vary from city to city. Some local government authorities impose certain requirements on shared two-wheeler services, such as caps on the total amount of shared bikes and e-bikes allowed in each city, e-bike plate registration requirement, parking rules, requirement to file operation information with relevant governmental authorities, installation of GPS systems or electronic labels, real-name user registration and other various requirements. In addition, the national guidelines indicate an intention not to encourage e-bike sharing business, and some local governmental authorities have passed local regulations and policies to discourage or even prohibit e-bike sharing business. For example, some local government authorities require the operating entities of e-bike sharing business to obtain written or oral approval from local authorities and to comply with requirements such as 3C certification, quota control for deployment of e-bikes, catalog management and plate registration. Therefore, uncertainty exists as to the future development of the e-bike sharing business. Compliance with existing rules and regulations and any new rules and regulations that may be adopted in the future may increase our compliance cost and restrict the expansion of our shared two-wheeler services.

        Since the rules and regulations on shared two-wheeler services have been adopted at local levels which are very complicated and fragmented, we cannot assure you that we have been or will be in full compliance of all applicable regulations in each city where we operate. For instance, the amount of shared bikes and e-bikes we deploy in many cities significantly exceed the caps imposed by such cities. In addition, we historically failed to apply for quota on deployment of shared bikes and e-bikes in certain cities and we cannot assure you that we will always be able to apply for such quota in a timely manner in all cities that we deployed shared bikes and e-bikes. As a result, we may be required to take remedial actions, significantly reduce the number of shared bikes and e-bikes that we already deployed and refrain from deploying additional shared bikes and e-bikes in such cities, which could materially and negatively impact our business operations and financial condition. We have been warned and fined by certain local regulators due to our non-compliance of city caps on the deployment of shared bikes and e-bikes and we might be subject to more severe penalties including the restrictions or prohibitions of the operation of our shared two-wheeler services in such cities. In addition, we were fined by certain local regulators for an immaterial amount or were warned due to incompliant parking by our users, and some of our shared bikes and e-bikes that were not properly parked were confiscated by local regulators. Although we were able to get some of such vehicles back, the temporary loss of the vehicles caused disruption to our business operations and resulted in financial losses. If non-compliant parking persists, we may be subject to additional administrative penalties, such as restrictions or prohibitions of the operation of our shared two-wheeler services in certain cities, and may be subject to additional financial losses resulting from confiscated bikes and e-bikes. We also had some other non-compliances, such as failure to complete the pre-entry registration and/or filing, install the GPS system or electronic labels on shared two-wheeled vehicles, register bike plates, establish operating entities in some cities and file operation information with local authorities in some cities where such requirements are imposed. We had administrative penalties imposed on us for an immaterial amount for some of these non-compliances as of the date of this prospectus.

        In addition, the regulatory framework for the shared two-wheeler services has been evolving rapidly. Evolving interpretations and applications of the existing laws and regulations and any future legislation, newly promulgated implementation rules or interpretations, if any, that govern shared two-wheeler services would potentially require us to alter and adjust our shared two-wheeler services business model and daily operations. We may face increased restrictions on our operations or may be forced to exit certain local markets or even cease our shared two-wheeler services completely.

        Our business of operating a carpooling marketplace is also highly regulated, and it is uncertain whether certain laws and regulations applicable to traditional ride-hailing services also apply to carpooling marketplace. On July 26, 2016, the General Office of the State Council promulgated the Guidelines on Deepening Reform and Promoting the Healthy Development of the Taxi Industry, which distinguishes carpooling marketplaces, which require drivers to submit the planned routes of their own trips first and then match them with riders who are going in the same general direction at around the same time so that the drivers and the riders can share the rides and the related costs, from online ride-hailing platforms, where drivers generally offer to send riders to the destinations designated by the riders. Laws and regulations governing ride-hailing services do not directly apply to carpooling marketplace without further legislative or regulatory action indicating otherwise. For example, the Interim Measures for the Management of Online Ride-Hailing Operation and Service, which require ride-hailing service platforms and drivers on those platforms to obtain certain licenses and permits, explicitly exclude carpooling from the prescribed licensing regime. Despite the lack of uniform central legislation, local authorities in China have promulgated various rules to regulate and monitor platforms operating carpooling marketplace. As the application, interpretation and implementation of these rules and other relevant laws and regulations remain uncertain and as applicable rules and regulations differ on local basis, we cannot assure you that we have been or will be in full compliance with these local rules and regulations. As a result, we may be subject to claims, lawsuits, arbitrations, administrative actions, government investigations and other legal and regulatory proceedings. For instance, we failed to comply with local rules and regulations in certain cities, such as prohibition on charging service fees, failure to operate carpooling marketplace through a separate app, failure to obtain requisite permits and making required filings and registrations, exceeding the limits on the number of orders that each private car owner can take on a daily basis, attracting users by providing incentives and failure to comply with local rules on pricing mechanism. We had administrative penalties imposed on us for an immaterial amount for some of these non-compliances as of the date of this prospectus and we cannot assure you that we will not be subject to more severe administrative actions or proceedings in the future.

        In particular, we may be viewed by local regulators in some cities as failing to comply with local rules that only allow sharing of costs, such as fuel and tolls, between carpooling drivers and riders. Our platform facilitated 94.5 million carpooling transactions in over 250 cities in China in 2020. Among the top 50 cities in terms of the number of carpooling transactions, which together accounted for over 90% of our total carpooling transactions in 2020, 43 cities, representing approximately 84% of our carpooling transactions in 2020 and including the top three cities, have adopted local regulations that explicitly allow only sharing of costs between carpooling drivers and riders. There is substantial uncertainty as to the interpretation and enforcement of these local regulations. As a platform operator, we set the suggested amount of payment that a rider needs to pay a driver for a proposed carpooling ride. While we refer to such payment as the fare for the ride, it is intended to compensate the driver for his or her costs incurred for the trip pursuant to these local regulations. Since it is difficult for us to accurately calculate the fuel, toll and other costs permissible under the local regulations that are expected to be incurred by the carpooling drivers on our platform, we have estimated the costs to drivers by reference to local taxi fares. We typically set fares for carpooling rides at a significant discount to local taxi fares, which we believe should serve as a reasonable basis to estimate the permissible fares paid to drivers. However, our estimates may not be accurate and therefore the fares we set may still be found to have exceeded the limits imposed by local regulations. We also allow riders to give tips to drivers through our app on a voluntary basis. While local regulations are generally silent on such voluntary tips, we cannot assure you that local authorities will not view such tips as impermissible payments to carpooling drivers too. While we believe that, given the nature of carpooling, there will continue to be important incentives for drivers to offer carpooling services on our platform, such as reducing their travel costs and promoting a greener lifestyle, our platform may become less attractive and we may face increased difficulty in attracting and retaining drivers if we are required to significantly lower the fares of carpooling and/or prohibit any tips in some or all of the cities where we provide carpooling services in the future. Although we do not directly generate revenue from the fares paid by riders to drivers, we charge service fees to drivers based on a fixed percentage of such fares (subject to a cap), which constitute our revenue. While local regulations generally do not prohibit us from charging drivers such service fees, we cannot assure you that we will be able to maintain our service fees at the current level if fares paid to carpooling drivers on our platform are significantly reduced. If the various local rules on carpooling are strictly enforced to our disadvantage and we are found to be in violation, our revenue from carpooling marketplace may decrease significantly, and we may face penalties such as fines, rectifications and even termination of operation.

        In addition, we cannot assure you that the relevant regulatory authorities would not change their view regarding the current licensing regime or investigate or challenge our operations in the future for any reason, including alleged noncompliance under their enforcement policies, or that new laws and regulations would not be enacted to require licensing for carpooling marketplaces. If we fail to obtain the relevant approvals, licenses or permits in a timely manner, or at all, if and to the extent required, for operating our carpooling marketplace, or if we are found not to be in full compliance with any applicable regulatory requirements, we could be subject to fines, warnings, or even criminal liabilities, and we could also be required to substantially modify the affected portion of our business, exit certain local markets or even shut down our carpooling marketplace completely. In addition, we may incur high compliance costs due to our efforts to fully comply with laws and regulations in various localities, the provisions and interpretations of which may differ from each other. Any of the preceding could have a material and adverse effect on our business, results of operations and financial condition.

        We are in the process of exploring and launching additional new initiatives, such as e-scooters, an in-store services marketplace, ride-hailing, hotel reservations, mobile grocery stores, online advertising services and other services. We cannot assure you that we will be able to fully comply with the rules and regulations governing all such new initiatives, such as licensing requirements, and we may be subject to administrative penalties. The PRC government may increase the level of regulatory scrutiny on the various local services that we are offering or may offer in the future, and new laws and regulations may be enacted to the disadvantage of our business. Regulators may also view matters or interpret current laws and regulations differently than they have in the past or in a manner adverse to our business. We may fail to adapt to such changes timely and effectively, and we may incur high compliance costs in this process. Any heightened regulatory scrutiny or action may impose conflicting obligations on us, which could impede our ability to continue our operations and, in turn, materially and adversely affect our business, results of operations and financial condition.

Provision of new local services and upgrade of existing local services may subject us to additional risks.

        We may provide new local services on our platform from time to time. For instance, we have launched new local services in recent years, such as e-scooters, an in-store services marketplace, ride-hailing, hotel reservations, mobile grocery stores and online advertising services, and we are exploring opportunities to offer additional new initiatives in the future. However, to the extent we are unable to meet user expectations or experience difficulties in providing any such services, our reputation and business may be materially and adversely affected. There are substantial risks and uncertainties associated with our efforts to offer new local services, particularly in instances where the markets are not fully developed. In developing and marketing new local services, we may invest significant time and resources. Initial timetables for the introduction and development of new local services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful introduction of new local services. For instance, if the government tightens regulations on certain new local services we provide, our expansion efforts may be restricted. We may need to lower our prices, offer incentives or undertake further sales and marketing efforts in order to grow such services and increase our market share, which may come at the expense of our profitability. Our efforts to offer new local services may also not succeed if we are faced with fierce competition. We may decide to halt the operation of our new initiatives if they do not achieve desired results in a short time period, in which case the resources and efforts we devoted would be in vain. Furthermore, any new local service could have a significant impact on the effectiveness of our internal control systems. Failure to successfully manage these risks in the development and implementation of new local services could have a material adverse effect on our business, results of operations and financial condition.

        In addition, improving and upgrading our existing local services may subject us to risks or losses. We continually upgrade our existing services to satisfy evolving needs and preferences of our users. However, we cannot assure you that we will be successful each time when we make our service upgrade. If we incur significant costs or losses in any service upgrade or if any such upgrade does not yield satisfactory results, it could have a material adverse effect on our business, results of operations and financial condition. For example, we phased out early models of shared bikes and e-bikes in 2018 and 2019, respectively, in favor of substantially improved newer generation bikes and e-bikes developed leveraging insights into user preferences and operating efficiency optimization. As a result, an amount of RMB477.0 million and RMB440.3 million of write-off charges to write down the assets to amounts expected to be recovered were recorded in loss on disposal and write-off of property and equipment for the years ended December 31, 2018 and 2019, respectively. We cannot assure you that such situation will not recur in the future or that we will not suffer financial losses as a result of other service upgrades, which could materially affect our business, results of operations and financial condition.

We have incurred significant losses since inception, which may continue in the future.

        We have incurred net loss since inception. We incurred net loss of RMB2,207.5 million, RMB1,504.7 million and RMB1,133.6 million (US$173.7 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Certain line of our business, such as shared two-wheeler services, is capital intensive and requires significant capital investment to purchase new vehicles and expand our fleet. We also offer incentives to attract and retain qualified private car owners for our carpooling marketplace. We expect to continue to invest significantly to further expand our business, and there can be no assurance that we will successfully execute our business strategies. We may not generate sufficient revenues for a number of reasons, including lack of demand for our local services, increasing competition, challenging macro-economic environment due to the COVID-19 outbreak, as well as other risks discussed herein. Our ability to become profitable in the future will not only depend on our efforts to provide services but also to control our costs. If we are unable to adequately control the costs associated with our operations, we may continue to experience losses and negative cash flows from operating activities in the future.

If we fail to attract and retain users, including users of our mobility and other local services as well as private car owners of our carpooling marketplace, our business, results of operations and financial condition could be materially and adversely affected.

        Our success depends on our ability to enlarge our user pool, retain existing users and increase their utilization of our platform. We plan to continue to broaden our offerings, deepen our penetration and provide superior user experience. If our efforts to attract and retain users are not successful, our business, results of operations and financial condition could be materially and adversely affected.

        To attract and retain users, we must continue to offer high-quality services and appeal to new users who have historically used other forms of local services and educate the market on the benefits of our local services. We believe that our sales and marketing initiatives have effectively promoted awareness of our offerings, which in turn drives the growth of our user pool and the utilization rate of our platform. However, our reputation, brand and ability to build trust with existing and new users may be materially and adversely affected by complaints and negative publicity about us, our offerings, other third parties on our platform, or our competitors, even if factually incorrect or based on isolated incidents. Further, if existing and new users do not perceive our offerings to be reliable, safe and affordable, or if we fail to upgrade features of our platform, we may not be able to attract or retain users or to increase their utilization of our platform.

        Our continued growth also depends in part on our ability to cost-effectively attract and retain qualified private car owners who satisfy our screening criteria and procedures, and to increase their utilization of our platform. To attract and retain qualified private car owners, we have, among other things, offered referral incentives for private car owners. However, we may fail to retain and attract qualified private car owners due to a number of reasons, such as our failure to provide incentives that are comparable or superior to those of our competitors. Other factors beyond our control, such as increases in the price of gasoline, vehicles or insurance, and the vehicle quantity control of PRC government, may also reduce the number of private car owners on our platform or their utilization of our platform.

We face intense competition and could lose market share to our competitors, which could materially and adversely affect our business, results of operations and financial condition.

        China's local services market faces intensely competitive and characterized by rapid changes in technology, shifting user preferences, and frequent introductions of new services and offerings. We expect competition to continue, both from current competitors and new entrants in the market that may be well established and enjoy greater resources or other strategic advantages. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken, or fail to improve, and we could experience growth stagnation or even a decline in revenues that could materially and adversely affect our business, results of operations and financial condition.

        Our competitors include other companies that offer shared two-wheeler services or carpooling marketplace, sell e-scooters or operate local service platforms. Certain of our competitors have greater financial, technical, marketing, research and development, manufacturing and other resources, greater name recognition, longer operating histories or a larger user base than we do. They may be able to devote greater resources to the development, promotion and sale of offerings and offer lower prices than we do, which could adversely affect our results of operations. Further, they may have greater resources to deploy towards the research, development and commercialization of new technologies, or they may have other financial, technical or resource advantages. These factors may allow our competitors to derive greater revenues and profits from their existing user bases, enlarge their user base at lower costs, or respond more quickly to new and emerging technologies and trends. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings.

        Due to fierce competition, operating challenges and other reasons, some of our prior competitors in China's shared two-wheeler market have failed, ceased operations or declared bankruptcy in the past few years. Although we believe that we have made progress in overcoming the challenges faced by those prior competitors, we cannot assure you that we will always be able to maintain our competitive position.

        To obtain and maintain competitive advantage in any of our business segments would require us to divert significant managerial, financial and human resources. Increased competition has, in the past, negatively impacted our profitability and may reduce our market share and profitability and require us to increase our marketing and promotional efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. If we are unable to compete successfully and lose market share to our competitors, our business, results of operations and financial condition could be materially and adversely affected.

Our results of operations may vary significantly from period to period due to the seasonality of our business.

        Our results of operation are subject to fluctuation due to seasonality. For instance, we generally generate lower revenues in the first and fourth quarters for our shared two-wheeler services since our users are less inclined to ride bikes or e-bikes in cold weather. In addition, we generally experience spikes in carpooling rides around major holidays in China when users have more travelling needs. As a result, period-to-period comparisons of our results of operations may not be meaningful, especially given our limited operating history. Our results of operations in the future may fluctuate and deviate from the expectations of securities analysts and investors. Any occurrence that disrupts our business during any particular quarters could have a disproportionately material adverse effect on our liquidity and results of operations.

If we fail to adopt new technologies or adapt our mobile app and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected.

        The local services industry is characterized by rapid technological evolution, changes in user requirements and preferences, frequent introduction of new services and products embodying new technologies, and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Although we have successfully captured the market opportunities, we must continue to stay abreast of the constantly evolving industry trends and enhance and improve the responsiveness, functionality and features of our mobile apps, websites and systems to remain competitive. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of mobile apps, websites and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our mobile apps, websites, proprietary technologies and systems to meet user requirements or emerging industry standards. If we are unable to adapt in response to changing market conditions or user preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

We require a significant amount of capital to fund our operations. If we cannot obtain sufficient capital on acceptable terms to fund our operations, our business, financial condition and prospects may be materially and adversely affected.

        Building a local services platform with scale is costly and time-consuming. We recorded negative working capital, and our current liabilities exceeded our current assets by RMB504.5 million (US$77.3 million) as of December 31, 2020. Our capital expenditures primarily in connection with purchases of property and equipment totaled RMB4,252.2 million, RMB2,332.8 million and RMB4,025.9 million (US$617.0 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We have historically funded our capital requirements principally with capital contribution from shareholders and financing through issuance and sale of the preferred shares in private placement transactions, and through revenue generated from customers. If these resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in the dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

        The cost of continuing operations could further reduce our capital position, and a net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the cash needs for operating our businesses and to fund our investments in our business expansion. Our management reviews our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditures.

        Our ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macro-economic and other conditions domestically and globally. If we cannot obtain sufficient capital to meet our capital needs, we may not be able to execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

        We are expanding into more cities and towns across China. However, we cannot assure you that our geographic expansion would be successful. Expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, and relevant user insights relating to, these geographical areas may make it more difficult for us to keep pace with the evolving user demands and preferences. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. Such market participants may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition among users. Moreover, some of our businesses are subject to local regulations and failure by us to comply with local regulations of the new geographic areas we are seeking to expand into may subject us to administrative penalties and financial losses. See "—Our local services, particularly our shared two-wheeler services and carpooling marketplace, are highly regulated. Certain past and current non-compliance and potential future failure to comply with any applicable regulation or if the PRC or local government adopts new regulations or amendments to existing regulations, our business, results of operations and financial condition could be materially and adversely affected."

Growth of our business will depend on our strong brands, and any failure to maintain, protect and enhance our brands would limit our ability to retain or expand our user base, which would materially and adversely affect our business, financial condition and results of operations.

        We believe that strong recognition of our brands among existing users has reduced our user acquisition costs and contributed significantly to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brands is critical to our business. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brands. These factors include our ability to:

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  maintain the quality and attractiveness of the local services we offer;

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  increase brand awareness through marketing and brand promotion activities;

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  maintain or improve satisfaction with our local services;

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  compete effectively with existing or future competitors;

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  defend ourselves against patent, trademark or copyright infringement claims;

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  preserve our reputation generally and in the event of any negative publicity on our local services, consumer safety, internet security, or other issues affecting us or other local services companies in China; and

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  maintain our cooperative relationships with various participants on our platform.

        A public perception that we or various participants on our platform do not provide satisfactory services to users, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brands, undermine the trust and credibility we have established and have a negative impact on our ability to attract and retain users, and our business, financial condition and results of operations may be materially and adversely affected.

Our shared two-wheeled vehicles and the e-scooters sold on our platform may experience quality problems from time to time, which could result in liabilities to us, decreased use of our shared two-wheeler services or decreased sales of the e-scooters, adversely affect our results of operations and harm our reputation.

        Our shared two-wheeled vehicles and the e-scooters sold on our platform may have quality issues, such as design and manufacturing defects. For example, our smart hardware may contain "bugs" that can unexpectedly interfere with its intended operation. We were also found liable in certain legal proceedings due to the quality issues of our shared two-wheeled vehicles, such as malfunction of brakes and falling off of pedals for an immaterial amount. There can be no assurance we will be able to detect and fix all defects and quality issues in the hardware, software and services we offer. Failure to do so could result in financial losses, such as loss in revenues and increase in cost, and adverse impact on our business operation, such as suspension of operation. The occurrence of real or perceived quality problems or material defects in our current or future shared two-wheeled vehicles and the e-scooters may also lead to product liabilities, recalls, market withdrawals, negative publicity or regulatory actions by governmental authorities. Any of these events could result in increased governmental and regulatory scrutiny, harm to our reputation, significant financial costs, reduced demand for our products and services, and additional safety and testing requirements. Defects of our shared two-wheeled vehicles and the e-scooters sold on our platform may also cause injuries to or even death of users of our shared two-wheeler services or purchasers of the e-scooters, which may subject us to potential lawsuits and penalties. Even if injuries to or death of users are not the result of any defects in or the failure to properly maintain or repair our shared two-wheeled vehicles and the e-scooters, we may incur expenses to defend or settle any claims and our brand and reputation may be harmed. We may also need our OEMs to do product recalls or redesigns if there are serious quality issues of the e-scooters, which is costly and time-consuming.

        Additionally, we source and purchase shared two-wheeled vehicles and their key components from certain suppliers. We cannot assure you that the quality and functions of these vehicles and key components supplied by such suppliers will be consistent with and maintained at our high standard. Any defects or quality issues in these vehicles and key components or any noncompliance incidents associated with these suppliers could result in quality issues and hence compromise our brand image and results of operations.

If our collaboration with any of our strategic partners is terminated or curtailed, or if we are no longer able to benefit from the synergies of our business collaborations with our strategic partners, our business may be adversely affected.

        Our business has benefited from our collaborations with our strategic partners, such as Ant Group Co., Ltd., or Ant Group, one of our principal shareholders, and Contemporary Amperex Technology Co., Limited, or CATL. For instance, users can access our services through Alipay operated by Ant Group. Although we have been reducing reliance on Alipay as a traffic acquisition channel in recent years, Alipay, as a widely used digital payment app, brings a large amount of traffic to our platform. If there is any change in Ant Group's business operations or our relationship with Ant Group, our business, financial condition and results of operations may be adversely affected. In addition, we invested in an entity, Fujian Ningde Zhixiang Infinite Technology Co., Ltd., or Ningde Zhixiang, which operates a battery swapping network and supplies lithium-ion batteries to us, together with Shanghai Yunxin Venture Capital Co., Ltd., or Shanghai Yunxin, a subsidiary of Ant Group, and CATL. See "—We rely on our relationship with external suppliers. In the event that the supply of two-wheeled vehicles, lithium-ion batteries or spare parts is interrupted or there are significant increases in prices, our business, financial condition and results of operations could be adversely affected" for further details. However, we cannot assure you that we will continue to maintain our cooperative relationships with our strategic partners and their respective affiliates in the future, and we cannot assure you that the validity of the contracts or agreements we entered with third parties will not be challanged. If the services, products or resources provided by these strategic partners become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, our business may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with these strategic partners, we may need to source other alternative partners to provide such services, which may divert significant management attention from existing business operations.

We rely on our relationship with external suppliers. In the event that the supply of two-wheeled vehicles, lithium-ion batteries or spare parts is interrupted or there are significant increases in prices, our business, financial condition and results of operations could be adversely affected.

        We rely on our relationship with external suppliers. A continuous, stable and cost-effective supply of two-wheeled vehicles, lithium-ion batteries and spare parts that meet our standards is critical to our operations. There can be no assurance we will be able to maintain our existing relationships with these suppliers and continue to be able to source our two-wheeled vehicles, lithium-ion batteries and spare parts on a stable basis, at a reasonable price or at all.

        We are also subject to risks of potential delivery failure or shortages. In the event that the supply of two-wheeled vehicles, lithium-ion batteries or spare parts is interrupted or there are significant increases in prices, our business, financial condition and results of operations could be adversely affected. Additionally, changes in business conditions, force majeure, governmental changes, COVID-19 and other factors beyond our control or that we do not presently anticipate could also affect our suppliers' ability to deliver on a timely basis.

        In addition, we entered into an exclusivity agreement with Ant Group, CATL and Ningde Zhixiang on June 12, 2019, pursuant to which we agreed to procure batteries only from Ningde Zhixiang and its subsidiaries and CATL and its affiliates and only use battery swapping service provided by Ningde Zhixiang and its subsidiaries for a three-year exclusivity period, which may be extended to four years if certain conditions are met. Any deterioration of our relationship with CATL, Ant Group and Ningde Zhixiang or any failure by Ningde Zhixiang and its subsidiaries to supply a sufficient number of high-quality lithium-ion batteries or provide battery swapping service on a timely basis may cause interruptions to our business operations and result in losses.

If our safety mechanisms fail to ensure user safety while using our platform, our business, results of operations and financial condition could be materially and adversely affected.

        Safety is our top priority and we implement comprehensive safety mechanisms to minimize safety concerns. However, we cannot assure you that our safety mechanisms will always meet our expectations or the requirements under applicable laws and regulations, or timely respond to and deal with emergency matters. If our safety mechanisms fail to ensure user safety while using our platform, our business, results of operations and financial condition could be materially and adversely affected.

        For our shared two-wheeler services, users may intentionally choose not to wear protective equipment such as helmets. User negligence or error, including due to lack of necessary skills or experience for riding bikes or e-bikes, together with the failure to use protective equipment, increases the risk of injuries or death while using our platform. Non-compliance with standard traffic laws, as well as urban hazards such as unpaved or uneven roadways, increases the risk and severity of potential injuries. Although we advise our users of local requirements, including applicable helmet laws, and offer promotional codes for and occasionally give away helmets during promotions or in accordance with local regulations, we do not otherwise provide protective equipment to users using our shared two-wheeler services.

        For our carpooling marketplace, we also have strict screening procedures for both riders and private car owners in place. We conduct background checks through third-party database pursuant to applicable laws and regulations. Such laws and regulations include, for example, the Emergency Notice on Further Strengthening the Safety Management of Online Reservation of Taxis and Carpooling of Private Vehicles, or the Notice, jointly promulgated by the General Office of the Ministry of Transport and the General Office of the Ministry of Public Security on September 10, 2018. According to the Notice, carpooling platforms shall carry out background checks on all private car owners according to relevant requirements of taxi driver background check and supervision. However, we cannot assure you that our safety mechanisms will always be effective and meet our expectations, and that we will always be able to filter out unqualified or suspicious private car owners and riders, or timely respond to and deal with emergency matters. The third-party database through which we conduct our background checks may not expose all potentially relevant information. We cannot assure you the accuracy and comprehensiveness of such database. We may fail to conduct background checks adequately or identify information that could be relevant to a determination of eligibility. We also rely on the accuracy of the information provided by private car owners and riders, which may not be all true. In addition, we do not independently test private car owners' driving skills. If our safety mechanisms fail and any private car owner or rider commit any criminal or inappropriate activities, we may be subject to legal liabilities and our business and reputation may be adversely affected.

The batteries used in our e-bikes and the e-scooters sold on our platform may catch fire or vent smoke and flame on rare occasions.

        Our e-bikes and the e-scooters sold on our platform make use of batteries which on rare occasion may rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials and cause fire or explosion. While batteries used in our e-bikes and the e-scooters are built with robust safety features, there can be no assurance that they will always function safely. If any safety accident occurs to any of our e-bikes or the e-scooters or if any accident causes personal injuries or deaths, we could be subject to lawsuits, product recalls or suspension of our services, all of which would result in financial losses and damage our reputation. Also, negative public perceptions regarding the safety of batteries or accidents occur to batteries used by other service providers could seriously harm users' confidence in our shared two-wheeler services and the e-scooters sold on our platform.

Conduct of users, private car owners, riders or other third parties that are criminal, violent, inappropriate, dangerous or fraudulent may materially and adversely affect our reputation, business, results of operations and financial condition.

        The provision of our local services involves various participants, such as users, private car owners, riders and other third parties. We have limited control over the conduct of such participants and their conduct may result in fatalities, injuries, other bodily harm, fraud, invasion of privacy, property damage, discrimination, brand and reputational damage, which could create potential legal or other substantial liabilities for us.

        We may also be negatively affected by illegal or inappropriate conduct by third parties. For instance, our shared two-wheeler services was once negatively affected by a fraudulent third-party app called "Quannengche." The app allowed its users to share accounts and unlock any of the bikes that were being operated by the bike sharing platforms in the market, including us, without paying fees to such platforms. Although the app ceased operation after the local police took action in August 2020 and we have improved our security system to prevent such attacks, we cannot assure you that we would not be affected by other fraudulent conduct in the future.

        As to our carpooling marketplace, we are not able to control or predict the actions of private car owners, and we may be unable to protect or provide a safe environment for riders. If private car owners engage in criminal activities, misconduct, or inappropriate conduct or use our platform as a conduit for criminal activities, riders may consider our carpooling services as unsafe, which may adversely impact our business operations and financial positions. Similarly, we may not be able to prevent inappropriate conduct by riders, which may put private car owners in danger. In addition, private car owners may skip orders and fail to pick up riders, or circumvent our platform and complete the transaction offline and in private. We may also incur losses from various types of fraud by our users, including use of stolen or fraudulent credit card data or attempted payments with insufficient funds. Under current credit card practices, we may be liable for rides facilitated on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction. We have taken measures to detect and prevent fraudulent transactions by our users, such as cross-checking a driver's travel path against the proposed route to verify the authenticity of an order. Despite our efforts, our measures may not eliminate all misconducts or fraud. Our failure to adequately detect and prevent such behaviors could materially and adversely affect our reputation, business, results of operations and financial condition. We have received and expect to continue to receive complaints from riders and other users, as well as actual or threatened legal action against us.

        We offer incentives to our users to encourage them to use our shared two-wheeler services and carpooling marketplace in some cities. However, such incentives may be maliciously misappropriated or abused by users. For instance, a user may set up multiple accounts to get incentives for new users. Some private car owners may collude with others to make up fake orders to get incentives. Although we have taken measures to detect potential abuses, we cannot assure you that we will be able to detect or prevent all such abuses. Failure to prevent such conduct may negatively affect our business and results of operations and cause financial losses to us.

        In addition, as one of our new initiatives, we are collaborating with several online financing platforms to advertise their financing services on our platform. Although the online financing platforms are the ultimate financing service providers and we have not generated material revenue from such advertising services and are not involved in any financing transaction, any illegal or improper action or inaction taken by such financing platforms, such as charging exorbitant interest rates, violent collection and harassment of unrelated people, may be attributed by users to us, thus damaging our reputation and potentially affecting our results of operations. In addition, negative publicity and consumer sentiment generated from fraudulent or deceptive conduct by those financing platforms could damage our reputation, business, results of operations, and financial condition.

Significant impairment of our long-lived assets could materially impact our financial position and results of our operations.

        We have recorded a significant amount of long-lived assets, primarily including our property and equipment and intangible assets. We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our long-lived assets for the years ended December 31, 2018, 2019 and 2020 based on the recoverability test. However, we may record impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could have a material adverse effect on our results of operations.

We face risks associated with our jointly operated model and franchised model.

        Our shared two-wheeler services are provided under jointly operated model and franchised model in some cities, in addition to the company-operated model. Under the jointly operated model, we own the fleet and outsource the dispatching and maintenance of the shared two-wheelers to third-party joint operation partners in designated areas in certain cities where the company-operated model is not cost effective for us. Under the franchised model, we sell the fleet to our franchisees, who are directly responsible for provision of shared two-wheeler services through our platform. The revenue generated from the franchised model was immaterial. We also collaborate with franchised stores that sell e-scooters on our platform.

        Our supervision on the operation of our joint operation partners and franchisees may not be as effective as the company-operated model under which we are directly in charge of the operation. While we maintain clear and comprehensive operating guidelines for joint operation partners, we cannot assure you that all of our joint operation partners will fully abide by these guidelines. Our control over the franchisees is even more limited. The franchisees have full discretion in the management and operation of their two-weelers in the mutually agreed upon designated areas. We only provide general policies and do not provide specific guidelines or operating instructions to the franchisees. If our joint operation partners or franchisees fail to deliver high quality services or address user demand in a timely manner, or if any of their misconduct leads to damages to our brand image and reputation, our business, financial condition, results of operations and future prospects could be adversely affected. If our joint operation partners or franchisees violate any laws or regulations, it may cause disruptions to our business operations and damage our reputation.

        In addition, pursuant to the Administrative Regulations on Commercial Franchising Operations promulgated by the State Council in 2007 and Administrative Measures on the Record Filing of Commercial Franchises issued by MOFOCM in 2011, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources, allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. If the relationship between us and our franchisees constitute such regulated commercial franchising, we will be subject to these regulations and will be required to file such franchising arrangements with MOFCOM or its local counterparts and update the filings when there are changes to relevant information. We have not made any such filing as of the date of this prospectus. However, if relevant authorities determine that we should be subject to, but failed to comply with such franchising regulations, we may be subject to administrative penalities, including order to rectify, confiscation of the related revenues, fines as well as public reprimand. If we become subject to these penalties, our reputation, business, and results of operations may be materially and adversely affected. As of the date of this prospectus, we have not received any government order to rectify, confiscation of related revenues, fines or penalties from the relevant regulatory authorities.

The e-scooters sold on our platform are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

        We collaborate with franchised stores that sell e-scooters on our platform. In China, scooters must meet or exceed all mandated safety standards, including national level and local level standards. It is required under these standards to conduct rigorous testing and use approved materials and equipment. In May 2018, the State Administration for Market Regulatory, or the SAMR, and the National Standardization Administration of China, or the NSA, jointly promulgated the Regulation on Safety Technical Specification for Electric Bicycle and announced the new standard GB17761-2018, which came into effect on April 15, 2019, or the New Standard, replacing the old standard GB17761-1999, or the Old Standard, and allowing an 11-month transition period to meet the New Standard starting from May 2018. Besides, a technical resolution on the interpretation and implementation of the New Standard was promulgated jointly by an expert group on TC12 motorcycle and component technology of Certification and Accreditation Administration of the PRC and China National Motorcycle Testing Centre (Tianjin) on March 25, 2019, which set some more specific and stricter requirements for the design of the e-scooters. Although this resolution has not been adopted by the PRC national government as a national regulation, such interpretations that may be promulgated by the government authorities from time to time may still cause uncertainty regarding the compliance of our business. The e-scooters sold on our platform may fail to meet the New Standard and relevant interpretations of the New Standard, and the certification of the e-scooters may be restricted or modified if the e-scooters are not rectified in accordance with the New Standard, the resolution or any relevant interpretations.

        There is no guarantee that the e-scooters will satisfy the relevant standard and requirements, and we may be required to satisfy additional industry standards and face regulation changes in the future. If any models of the e-scooter were found to be in violation of relevant laws and regulations, the models in question would be prohibited from being sold in the Chinese market, which would in turn materially and adversely affect our sales and revenues, and cause damage to our brand and result in liabilities.

        Furthermore, e-scooters must pass various tests, undergo a certification process and finally be affixed with China Compulsory Certification, or CCC, prior to being delivered from the factory, being sold, or being used in any commercial case, and such certification is also subject to periodic renewal. On March 14, 2019, the Opinions of the State Administration for Market Regulation, the Ministry of Industry and Information Technology and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The

Opinions provides that the market supervision department should strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and should only allow vehicles that meet the New Standards and obtained CCC certification flowing into the market. We have obtained CCC certification for all of our current e-scooters, and will try to obtain CCC certification for our future products. There is no guarantee, however, all models of our e-scooters will always comply with the CCC standard and satisfy the requirements of CCC certification, or we will be able to renew our current certification or certify timely our new products in the future. If our e-scooters were found to be in violation of the CCC standard, we would be prohibited from selling such e-scooters in the Chinese market, which would in turn materially and adversely affect our sales and revenues, and cause damage to our brand and result in liabilities.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

        We may evaluate and consider strategic investments, combinations, acquisitions or alliances to enhance our competitive position. For instance, we invested in an entity, Ningde Zhixiang, which operates a battery swapping network and supplies lithium-ion batteries to us, together with CATL and Ant Group. These transactions often demand a significant amount of capital, which will decrease the amount of cash available for our capital expenditures. If we are unable to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

        In addition, strategic investments or acquisitions could subject us to substantial limitations on our business. For instance, our investment agreement and other related agreements with CATL and Ant Group include restrictive provisions that may limit our business expansion, such as a non-compete provision that prevents us from engaging in any business that competes with the core business of Ningde Zhixiang for three-year period (which may be extended to four years if certain conditions are met), restrictions on investing or participating in other competing platforms, an exclusivity provision that prevents us from purchasing or leasing batteries from suppliers other than Ningde Zhixiang and its subsidiaries, CATL and its affiliates and prevents us from using battery swapping services provided by service providers other than Ningde Zhixiang and its subsidiaries for three-year period (which may be extended to four years if certain conditions are met), and other limitations on our business development.

        Moreover, we adopted fair value option for our investment in Ningde Zhixiang. If the fair value of such investment decreases, it will adversely affect our financial condition.

        Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

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  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

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  inability of the acquired technologies, products or businesses to achieve expected levels of revenues, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

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  difficulties in retaining, training, motivating and integrating key personnel;

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  diversion of management's time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

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  strain on our liquidity and capital resources;

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  difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;

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  difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

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  difficulties in retaining relationships with existing suppliers and other partners of the acquired business;

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  risks of entering markets in which we have limited or no prior experience;

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  regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals such as filings and approvals under the anti-monopoly and unfair competition laws and rules, as well as being subject to new regulators with oversight over an acquired business;

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  assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

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  liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

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  unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

        Any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines as well as constraints on our business.

        The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the National Development and Reform Commission, or the NDRC, and the State Administration for Industry and Commerce, or the SAIC, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued a new set of guidelines with respect to merger control review in September 2018, and issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR's province-level branches for anti-monopoly enforcement within their respective jurisdictions. In June 2019, the SAMR promulgated three supporting regulations of the PRC Anti-Monopoly Law, namely, the Interim Provisions on the Prohibition of Monopoly Agreements which refines the methods and procedures for the determination of monopoly agreements, the Interim Provisions on Prohibiting Acts of Abuse of Market Dominance which clarifies the identification and handling of illegal acts including the consideration for determining the market dominance of the Internet and intellectual property, and the Interim Provisions on Prohibiting Acts of Abuse of Administrative Authority to Eliminate or Restrict Competition which clarifies the types and the methods of handling. These three supporting regulations became effective on September 1, 2019. The SAMR recently has also imposed several administrative penalties on various companies for failing to duly make filings as to their transactions subject to merger control review by the SAMR. The scope of the companies that were penalized is broad, and covers a variety of different industries.

        The PRC Anti-monopoly Law also provides a private right of action for competitors, business partners or customers to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law. As public awareness of the rights under the PRC Anti-monopoly Law increases, more companies, including our competitors, business partners and customers may resort to the remedies available under the PRC Anti-monopoly Law, such as through complaints to regulators or as plaintiffs in private litigation, to hinder our business operations and improve their competitive position, regardless of the merits of their claims. Any of the above actions against us could materially and adversely affect our business, operations, reputation, brand and the trading price of our ordinary shares.

        On February 7, 2021, the Anti-Monopoly Committee of State Council promulgated the Anti-Monopoly Guidelines for the Platform Economy Sector, which aims at specifying some of the circumstances under which an activity of Internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. As the guidelines are newly issued, there exist high uncertainties with respect to its interpretation and implementation. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects. For instance, some of our cooperation agreements with colleges and scenic areas to provide our shared two-wheeler services include exclusivity clauses that may be deemed as an abuse of dominant market position.

        In light of our market share in the mobility services sector, we may receive close scrutiny from government agencies under the PRC Anti-monopoly Law in connection with our business practices, investments and acquisitions. Any anti-monopoly lawsuit, regulatory investigations or administrative proceeding initiated against us could result in us being subject to profit disgorgement, heavy fines, confiscation of our incomes, and various constraints on our business, or result in negative publicity that could harm our reputation and negatively affect the trading prices of our ADSs. These constraints could also include forced termination of any agreements or arrangements that are determined by governmental authorities to be in violation of anti-monopoly laws, required divestitures and limitations on certain pricing and business practices, which may limit our ability to continue to innovate, diminish the appeal of our services, impair our market share, increase our operating costs and prevent us from pursuing our investment and acquisition strategy. These constraints could also encourage our competitors to develop platforms, websites, products and services that mimic the functionality of our services, which could decrease the popularity of our services and platform among users, private car owners, riders and other participants, and cause our revenues and net income to decrease materially. Given the scale and rapid expansion of our business, we may be subject to greater scrutiny, which could in turn increase the likelihood that we will face regulatory action that could result in fines or restrictions on our business as well as negative publicity and adversely affect our reputation and the trading price of our ADSs. In addition, we have entered into contracts with certain local government authorities which allow only us to operate our shared two-wheeler business in designated regions. We cannot assure you that such contracts will always be held enforceable under the PRC anti-monopoly laws and regulations. Our business may be adversely affected if such contracts are declared void or terminated.

Our research and development efforts may not yield expected results.

        Technological innovation is critical to our success, and we strategically develop many key technologies in-house, such as our Hello Brain. We have been investing heavily on our research and development efforts. For the years ended December 31, 2018, 2019 and 2020, our research and development expenses amounted to RMB114.9 million, RMB501.6 million and RMB682.1 million (US$104.5 million), respectively. Our research and development expenses accounted for 5.4%, 10.4% and 11.3% of our total revenues for 2018, 2019 and 2020, respectively. The local services market is experiencing rapid technological changes, and we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

        We process an extremely large number of transactions on a daily basis on our platform, and the high volume of transactions taking place on our platform as well as publicity about our business create the possibility of heightened attention from the public, regulators and the media. Incidents on our platform or our competitors' platform may also give rise to heightened public or regulatory scrutiny or negative publicity. For example, the failure of certain bike sharing platforms to return deposit to their users in 2018 negatively affected public sentiment towards shared two-wheeler service platforms at large, including us, although we were the first to launch deposit-free initiative. In addition, there could be negative public perception surrounding bike and e-bike sharing, including the overall safety and the potential for injuries occurring as a result of accidents involving an increased number of shared two-wheeled vehicles on the road. As to carpooling marketplace, there was one vicious criminal incident that happened on a major mobility service platform in connection with its carpooling marketplace in recent years, resulting in safety concerns for carpooling among the general public, controversy over the business model and stringent supervision of carpooling from regulatory authorities.

        Moreover, our services or policies or changes thereto could result in dissatisfaction in or objections to our platform by our users, the public or the media. From time to time, these objections or allegations, regardless of their veracity, may lead to user dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and business operations.

        As our business expands and grows, we may be exposed to heightened public scrutiny in jurisdictions where we already operate as well as in new jurisdictions where we may operate. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.

        We have experienced significant growth in the past several years. We plan to further grow our business by, among other things, expanding our service portfolio, investing in technology, strengthening our brand recognition and enhancing our sales and marketing efforts. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully.

        Risks that we face in undertaking this expansion include, among others:

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  managing a larger organization with a greater number of employees in different divisions;

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  controlling expenses and investments in anticipation of expanded operations;

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  implementing and enhancing administrative infrastructure, systems and processes; and

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  executing our strategies and business initiatives successfully.

        Any failure to manage our growth effectively could materially and adversely affect our business, prospects, results of operations and financial condition.

The proper functioning of our technology infrastructure is essential to our business, and any failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely impair our ability to provide services and affect our business, reputation, financial condition and results of operations.

        Our business depends on the ability of our information technology systems to process massive amounts of information and transactions in a stable and timely manner. Specifically, the satisfactory performance, reliability and availability of our mobile apps and websites, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain users and provide adequate services. Our revenues depend on the user traffic on our mobile apps and websites and the volume of activities that traffic generates.

        Furthermore, our ability to provide users with a high quality user experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. The risks we face in this area include:

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  our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events;

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  we may encounter problems when upgrading our systems or services and undetected programming errors could adversely affect the performance of the software we use to provide our services. The development and implementation of software upgrades and other improvements to our internet services is a complex process, and issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire user base; and

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  we rely on cloud service providers and other network services provided by third parties, and the limited availability of third-party providers with sufficient capacity to house additional network broadband capacity in China may lead to higher costs or limit our ability to offer certain services or expand our business.

        These and other events may lead to interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm our systems that result in the unavailability of our mobile apps and websites or reduced performance would affect the attractiveness of the services offered on our platform. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users may be damaged and our users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We depend on the interoperability of our platform across third-party applications and platforms that we do not control.

        We have integrations with Alipay, Amap and a variety of other applications and platforms. As our services expand and evolve, we may have an increasing number of integrations with other applications, products and services. These applications, products and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with counterparty offerings following development changes. In addition, some of our competitors or technology partners may take actions which disrupt the interoperability of our platform with their own products or services, or exert strong business influence on our ability to, and the terms on which we, operate and distribute our platform. As our services continue to evolve, we expect the types and levels of competition to increase. Should any of our competitors or technology partners modify their products, standards or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to competitive products or services, our business, results of operations and financial condition could be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

        Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunication lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. For instance, failure of telecommunications networks may cause connectivity issues to our shared bikes and e-bikes or service interruption to our mobile app, which may negatively affect user experience and our reputation. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our Hello app and increasing use of our local services. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

        In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Any cyber-attacks, unauthorized access or control of our systems could result in loss of confidence in us and harm our business.

        Our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. We encourage reporting of potential vulnerabilities in the security of our platforms, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that vulnerabilities will not be exploited in the future before they can be identified, or that our remediation efforts are or will be successful. Any cyber-attacks, unauthorized access, disruption, damage or control of our information technology networks or any loss or leakage of data or information stored in our systems could result in legal claims or proceedings. In addition, regardless of their veracity, reports of cyber-attacks to our information technology networks or data, as well as other factors that may result in the perception that our information technology networks or data are vulnerable to "hacking," could negatively affect our brand and harm our business, prospects, financial condition and results of operation.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential users from using our services.

        Our business generates and processes a large quantity of personal, transactional, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

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  protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

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  addressing concerns related to privacy and sharing, safety, security and other factors; and

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  complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

        Any systems failure or security breach or lapse that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

        We are subject to various data privacy and protection laws and regulations in China, including, without limitation, the Cyber Security Law of People's Republic of China. Pursuant to these laws and regulations, a service provider is required to obtain a user's consent to collect the user's personal information. See "Regulations—Regulations Relating to Internet Information Security and Privacy Protection."

        We have adopted strict information security policies, and we use a variety of technologies to protect the data with which we are entrusted. We mainly collect and store data relating to the usage of our local services platform. To the extent we collect user information, we obtain prior consent from our users in accordance with applicable laws and regulations. We de-sensitize user data by removing personally identifiable information, when such information is not relevant to our business. We then analyze such information to improve our technologies, products and services. We use a variety of technologies to protect the data with which we are entrusted. For further information, see "Business—Data Privacy and Security." However, we cannot assure you that the measures taken will always meet our expectations or the requirements under applicable laws and regulations.

        Collection, use and transmission of user data may subject us to legislative and regulatory burdens in China, which could, among other things, require notification of data breach, restrict our use of such information and hinder our ability to acquire new users or serve existing users. If we were found to be in violation of users' rights to data privacy, we could face administrative investigation, disciplinary actions, civil or criminal claims and reputational damage. We may incur significant expenses to comply with laws and regulations relating to data privacy, data security and consumer protection, as well as relevant industry standards and contractual obligations. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve such problems.

        In addition, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may also become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with our methods for data collection, storage and use. In addition to the regulatory requirements, consumer attitudes towards data privacy are also evolving, and consumer concerns about the extent to which their data is collected by us may adversely affect our ability to gain access to data and improve our technologies, products and services. Furthermore, the integrity of our data protection measures could be compromised by system failures, security breaches or cyber-attacks. If we are unable to comply with the applicable laws and regulations or effectively address data privacy and protection concerns, such actual or alleged failure could damage our reputation, discourage consumers from purchasing our services and subject us to significant legal liabilities.

The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition.

        Our business, results of operations and financial condition were adversely affected and may continue to be adversely affected by the COVID-19 pandemic. In an effort to contain the COVID-19 pandemic, the PRC government has imposed various strict measures across China including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. We have experienced certain disruptions in our operations as a result of the government-imposed restrictions. For instance, a delay to the opening of colleges caused the suspension of our on-campus shared two-wheeler services in many colleges that we collaborate with in the first half of 2020, which negatively affected our revenue. City lockdowns and traffic restriction have also caused the slowdown of our fleet deployment and expansion into new cities. In addition, due to safety concerns, people tended to stay at home and limit their outdoor activities, which caused reduction in the usage of some of our services, such as our shared two-wheeler services and carpooling marketplace. As a result, the total number of transactions on our platform decreased in 2020 on a year-over-year basis.

        In addition, although we have implemented preventive and control measures to protect the health of our employees, there can be no assurance that our employees will not be infected with COVID-19. Our business operations could be disrupted if our employees, in particular our executive officers and other key employees, are infected or suspected of being infected with COVID-19, since such employees as well as many of our other employees may be required to be quarantined and/or our offices to be shut down for disinfection. We may be short on workforce if a large number of our employees are diagnosed with COVID-19 or are required to be quarantined or self-isolated. Our business could also be adversely affected and our services may be suspended if any of our suppliers or business partners is negatively affected by the COVID-19 pandemic.

        Moreover, the COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Our business, results of operations and financial condition could be adversely affected to the extent that COVID-19 harms the Chinese and global economy in general, and the trading price of the ADSs may decline significantly.

        Although we resumed normal operations in the second half of 2020, it is uncertain whether we may continue to be negatively affected in the event of any resurgence of COVID-19 or any re-imposed restrictions. The extent to which our operations will continue to be impacted by the COVID-19 pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including the duration, geographic spread and severity of the COVID-19 pandemic and actions taken by government authorities and private businesses to contain the pandemic or recover from its impact, among other things. Even as travel restrictions have been and will continue to be modified or lifted, we anticipate that continued social distancing, altered consumer behavior, reduced travel and commuting and expected corporate cost cutting will be significant challenges for us.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

        Our success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

        If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. We have not obtained any "key person" insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose users, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

Misconduct by our employees during, before and after their employment with us could expose us to potentially significant legal liabilities, reputational harm and/or other damages to our business.

        Many of our employees play critical roles in ensuring the safety and reliability of our products and services and/or our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information and/or proprietary technologies and know-how. While we have adopted codes of conduct for all of our employees and implemented detailed policies and procedures relating to intellectual property, proprietary information and trade secrets, we cannot assure you that our employees will always abide by these codes, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive client information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

        We have limited liability insurance coverage for our business operations. A successful liability claim against us due to injuries suffered by our users could materially and adversely affect our financial condition, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

        We maintain cycling accident insurance and third-party personal injury insurance for users of our shared two-wheeler services and personal injury insurance for private car owners and riders of our carpooling marketplace. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, results of operations and financial condition. If we were held liable to any claim relating to our business and the amount exceeds our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles or otherwise paid by our insurance provider. Furthermore, insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expenses could increase, or we may decide to raise our deductibles when our policies are renewed or replaced. In addition, our insurance providers might be subject to regulatory actions from time to time. Our business, results of operations and financial condition could be adversely affected if cost per claim, premiums or the number of claims significantly exceeds our historical experience and coverage limits, we experience a claim in excess of our coverage limits, our insurance providers fail to pay on our insurance claims, we experience a claim for which coverage is not provided, or the number of claims under our deductibles differs from historic averages.

If we fail to obtain and maintain the requisite licenses and approvals required, or if we are required to take compliance actions that are time-consuming or costly, our business, results of operations and financial condition may be materially and adversely affected.

        Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of our business operations, including but not limited to our shared two-wheeler services, carpooling marketplace and other local services and products. In addition, governmental authorities are likely to continue to issue new laws, rules and regulations governing these industries, enhance enforcement of existing laws, rules and regulations, and require new and additional approvals, licenses or permits from us or participants on our platform. We have made great efforts to obtain all the applicable licenses and permits, but due to the diversified services offered on our platform and the large scale and extensive geographic coverage of our business, we cannot assure you that we have obtained or applied for all the permits and licenses required and necessary for conducting our business or will be able to maintain our existing permits and licenses or obtain any new permits and licenses if required by any future laws or regulations. For instance, while we do not believe we require any ICP Licenses to engage in shared two-wheeler services, there are substantial uncertainties and ambiguities under relevant PRC regulations as to whether we need a license for the provision of Internet information services or other value-added telecommunication services, or ICP License, for the operation of our Hello app. While we have obtained ICP Licenses through our VIEs and their subsidiaries to enhance our regulatory compliance, it's unclear whether the scope of these licenses we obtained are broad enough to cover all aspects of the services available on our platform. For example, the instant messaging function of our carpooling marketplace may need an additional ICP License and we are in the process of applying for such license. We cannot assure you that we have obtained or will be able to obtain all licenses in a timely manner, or at all, or that we will not be penalized by the relevant regulatory authorities due to any past, current or future non-compliances. As of the date of this prospectus, we have not received any request from governmental authorities to apply for or amend our ICP Licenses or received any governmental order or penalties from the relevant regulatory authorities for operation without ICP Licenses. In addition, our mobile grocery stores in Shandong Province failed to make requisite filings for selling fresh produces in violation of local regulation. We may also be required to obtain qualification of the mapping and surveying function of our Hello app. Furthermore, we have not made single-purpose commercial prepaid card filings for our ride passes. Although we do not believe that we are subject to such filing requirement, we cannot assure you that the relevant regulatory authority will reach the same conclusion. As of the date of this prospectus, we have not received any request from any governmental authorities to make any such filings or obtain such qualifications, or any governmental order or penalty resulting from such failure.

        In addition, the interpretations of many PRC laws, regulations and rules may contain inconsistencies, and enforcement of these laws, regulations and rules involves uncertainties. If the relevant authorities determine that our platform failed to timely obtain the requisite licenses or our operations are not in compliance with the relevant regulations, we may be required to suspend our operations or subject to other penalties, which may cause significant loss of our users and materially and adversely affect our business, results of operations and financial condition. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings in a timely manner, or at all, we may be subject to various activities, including the confiscation of our income, imposition of fines, warnings, which could be as high as several times of our relevant income, revocation of our licenses or permits, orders to rectify any violations, and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, results of operations and financial condition.

We may be considered as conducting payment services as a non-financial institution without a Payment Business Permit.

        Riders on our carpooling marketplace make payments to us through our online platform, after which we deduct our service fees and settle payments with private car owners. Such settlement practices may be deemed as engaging in payment and settlement services without the requisite license. The jointly operated model and franchised model for our shared two-wheeler services and some of our new initiatives, such as sale of e-scooters and ride-hailing services, may be subject to the same risk.

        According to the Measures for the Administration of Payment Services of Non-Financial Institutions which were promulgated by the People's Bank of China, or the PBOC, on June 14, 2010, effective on September 1, 2010 and amended on April 29, 2020, non-financial institutions are required to obtain a payment business permit, or the Payment Business Permit, to provide payment services. Neither non-financial institutions nor individuals are permitted to engage in any form of payment business without the approval of the PBOC, including payment through the Internet.

        The relevant rules and regulations lack clear guidance as to what practice or process constitutes payment or settlement services without a Payment Business Permit. We cannot assure you that our settlement practice will not give rise to the risk that we may be deemed as engaging in payment and settlement services without a license, which may subject us to administrative penalties or even criminal liabilities. As of the date of this prospectus, insofar as we are aware, we were not required by the relevant regulatory authorities to obtain the Payment Business Permit for our past settlement practice, nor had we received any penalty in connection with any purported operations of payment and settlement services without a Payment Business Permit or otherwise in violation of the above-described rules and regulations. In order to rectify these issues, we have engaged a licensed commercial bank to settle payments with private car owners. However, we cannot assure you that our cooperation with this commercial bank would completely address the payment-related risk or such cooperation would suffice for all of our present or future businesses. In addition, the settlement services provided by licensed third-parties and financial institutions are subject to various rules and regulations, which may be amended or reinterpreted to encompass additional requirements. In response to that, we may have to adjust our cooperation with such licensed commercial bank or any other financial institutions and may thus incur higher transaction and compliance costs. Any of the circumstances would have a material and adverse effect on our business, results of operations and financial condition.

We may be required to register our operating offices outside of our registered addresses as branch offices under PRC law.

        Certain of our premises for business operations established along with our geographic expansion have not been registered with local administrations. In the PRC, if a company operates business outside its registered address, the company may be required to register those premises for business operation as branch offices with the relevant local authorities at the place where the premises are located and obtain business licenses for them as branch offices. We may not be able to register the main premises for business operations as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. We cannot assure you that we have not been and will not be subject to administrative penalties for such non-compliance, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our reputation, business, and results of operations could be materially and adversely affected.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

        Companies operating in China are required to participate in mandatory employee social security schemes that are organized by municipal and provincial governments, including pension insurance, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident funds. Such schemes have not been implemented consistently by the local governments in China given the different levels of economic development in different locations, but generally require us to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We did not make full contributions to social insurance and housing provident funds for some of our employees in 2018 and 2019. Although we made required contributions in 2020, we could not assure you that we will always be in compliance in the future. We have recorded accruals for the estimated underpayment of employee benefits, including late fees, in our consolidated financial statements. Our failure to make full contributions to social insurance and to comply with applicable PRC labor-related laws regarding housing funds may subject us to late payment penalties and other fines or labor disputes, and we could be required to make up the contributions for these plans, which may adversely affect our financial condition and results of operations.

        According to applicable PRC laws and regulations, employers must open social insurance registration accounts and housing provident fund accounts and pay social insurance and housing provident funds for employees. Some of our consolidated affiliated entities have engaged third-party human resources agencies to pay social insurance and housing provident funds for some of their employees. We believe the temporary dispatched workers are not our employees who do not sign the labor contracts directly with us, and therefore we do not believe we need to pay for their social insurance. However, we cannot assure you that the legal employers of these dispatched employees will duly make social insurance contributions for these employees nor that relevant regulatory authorities will not view us as the de facto employer, in which case we may be held jointly and severally liable for any deficiency in contributions by their legal employers. We may be subject to penalties imposed by the local social insurance authorities and the local housing provident fund management centers for failing to discharge our obligations in relation to payment of social insurance and housing provident funds as an employer.

        In addition, the use of employees of third-party labor dispatch agencies, who are known in China as "dispatched workers", is mainly regulated by the Interim Provisions on Labor Dispatching, which was promulgated by the Ministry of Human Resources and Social Security in January 2014. It provides that an employer may use dispatched workers only for temporary, auxiliary or substitute positions, and shall strictly control the number of workers under labor dispatching arrangements. The number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees. We use temporary staff outsourced from third-party human resources agencies, which may be deemed as "dispatched workers," in which case we may exceed the 10% limit. If the governmental authorities find us to be in violation of the relevant employment regulations, we may be required to reduce the number of dispatched workers within the time period specified by the labor authority. Failure to do so would subject us to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold. As a result, we may incur significant costs to find replacement for dispatched workers and experience disruptions in our operations. Furthermore, there can be no assurance that we will be able to find suitable employees to replace the dispatched workers.

Overall tightening of the labor market or any possible labor unrest may affect our business.

        We entered into labor outsourcing agreements with independent labor service providers who designate temporary staff primarily to perform operating and maintenance tasks for our shared two-wheeler services. We consider that these arrangements afford us a lean and flexible human resources structure, allowing us to focus on our core business and timely respond to industry trends.

        Under the labor outsourcing agreements, we pay service fees to the labor service providers, who then pay for the salaries and other welfare benefits for their designated staff in accordance with relevant PRC laws and regulations.

        We did not experience any labor shortage in the years ended December 31, 2018, 2019 and 2020. However, we have observed an overall tightening and increasingly competitive labor market in China. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, results of operations and financial condition may be materially and adversely affected.

        We have been subject to labor disputes and we cannot assure you that we will not be subject to labor disputes and related legal or administrative proceedings in the ordinary course of business in the future. For instance, a former employee brought an arbitration proceeding against us in December 2020, disputing the forfeiture of her share options at the termination of her employment. If the arbitration tribunal issues an order against us, we may be required to grant her the options at issue, which may cause a nominal amount of dilution to our shareholders. In addition, since the former employee is also a minority shareholder, disputes with such employee may cause disruptions to our operations. Any labor unrest directed against us could directly or indirectly prevent or hinder our normal operating activities, and, if not resolved in a timely manner, lead to decreases in our revenues. We are not able to predict or control any labor unrest. Further, labor unrest may affect general labor market conditions or result in changes to labor laws, which in turn could materially and adversely affect our business, results of operations and financial condition.

Our online advertising services may constitute internet advertisement, which subjects us to laws, rules and regulations applicable to advertising.

        We derive a small portion of our revenues from online advertising services. In July 2016, the SAIC, the predecessor of the SMAR promulgated the Interim Measures for the Administration of Internet Advertising, effective from September 2016, pursuant to which internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in any form including paid-for search results. See "Regulations—Regulations Relating to Advertising." Under the Internet Advertising Measures, our online advertising services may constitute internet advertisement.

        PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. In particular, PRC laws and regulations prohibit companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of China, involves using or using in a disguised form of the PRC national flag, national emblem or national anthem, or content that is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. As advised by our PRC legal advisor, as we provide online advertising services on our platform to corporate clients, we are required to verify, record and update the identity information of those who choose to publish their advertisements with us on a regular basis. We must also review supporting documents provided by our corporate clients and verify the content of the advertisements, and may not publish any advertisement that lacks or is inconsistent with supporting documents. While we have a review procedure prior to publishing, we cannot guarantee that we can eliminate all advertisements, especially the advertisements published on our platform via the links, with content that would be deemed inappropriate or misleading in accordance with the advertising laws and regulations. If we are deemed violating PRC advertising laws, rules and regulations, we may be subject to penalties, including suspension of publishing, confiscation of the related revenues, imposition of fines and suspension or termination of our online advertising services, any of which could materially and adversely affect our business. In circumstances involving serious violations, the PRC governmental authorities may order the offender to terminate its advertising operation or even suspend or revoke its business license or license for operating advertising business.

We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

        In light of the nature of our business, we and our management are susceptible to potential claims or disputes. We and certain of our management may from time to time be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management's attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by users, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings.

        We were and are currently involved in certain legal proceedings related to safety incidents including personal injury incidents and fatal incidents. We were found partially liable for certain accidents and might be found liable for the ongoing proceeding as well for an immaterial amount. We were and may continue to be subject to claims alleging that we are directly or vicariously liable for the acts of the users on our platform or for harm related to the actions of users, riders, or third parties, or the management and safety of our platform and our assets. We were and may continue to be subject to claims of liabilities based on traffic accidents, deaths, injuries, or other incidents whether or not such injury actually occurred as a result of activity on our platform. Our accident insurance and third-party personal injury insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all liabilities. We will also incur significant costs in investigating and defending against such claims. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any users, riders, private car owners or third parties could result in negative publicity and harm to our brand, reputation, business, financial condition and results of operations.

        As we expand our network of shared two-wheeler services, we may be subject to an increasing number of claims, lawsuits, investigations or other legal proceedings related to injuries to, or deaths of, riders of our shared two-wheelers, including potential indemnification claims. Any such claims arising from the use of our shared two-wheelers, regardless of merit or outcome, could lead to negative publicity, harm to our reputation and brand, significant legal, regulatory or financial exposure or decreased use of our shared two-wheelers. Further, the two-wheelers we design and contract to manufacture using third-party suppliers and manufacturers, including certain assets and components we design and have manufactured for us, could contain design or manufacturing defects, which could also lead to injuries or death to riders.

        We were also named as defendants in certain intellectual property-related lawsuits. See "—We may need to defend ourselves against patent, trademark or copyright infringement claims, which may be time-consuming and would cause us to incur substantial costs" and "Business—Legal Proceedings" for more information.

        In addition, we face potential liability and expense for claims relating to the information published on our mobile app and websites, including claims for defamation, libel, negligence, copyright, patent or trademark infringement, fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted on our mobile apps or websites, generated by our users, or delivered or shared hypertext links to third-party websites, or video or image services, if appropriate licenses and/or third-party consents have not been obtained.

We may need to defend ourselves against patent, trademark or copyright infringement claims, which may be time-consuming and would cause us to incur substantial costs.

        Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks, copyright or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products or services, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents, copyrights or trademarks regarding their proprietary rights. Companies holding patents, copyrights, trademarks or other intellectual property rights may bring suits alleging infringement of such rights by us or our employees, unauthorized use of certain software by us or otherwise assert their rights and urge us to take licenses. For instance, we were named as a defendant in a trademark lawsuit claiming that our logo for ride-hailing and carpooling marketplace is similar to certain trademarks previously registered by the plaintiff. We were also named as a defendant in a patent lawsuit in which the plaintiff claimed that our dockless bike sharing operating system falls within the scope of protection of its patent. Although we believe that the plaintiffs' claims are frivolous, we cannot assure you that we will be able to prevail in these lawsuits. If we fail to prevail in the trademark lawsuit, we may be required to cease using such logo for our carpooling marketplace and may need to use a different logo, which may negatively affect our marketing and business development since existing and potential users may be unfamiliar with our new logo and unable to associate such logo with us. If we fail to prevail in the patent lawsuit, we may be required to pay a substantial amount of damages and/or authorization fee to the plaintiff, which may negatively affect our results of operations and financial condition. Any such intellectual property infringement claims could result in costly litigation and divert our management's attention and resources. If we choose to settle any of these lawsuits with the plaintiffs, we may be required to pay a substantial amount of settlement fee, which may negatively affect our financial condition. We cannot predict the outcome of these lawsuits, and a judgment against us, whether in whole or in part, may result in a loss, if any, and an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time. See "Business—Legal Proceedings" for more information.

        In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, financial condition and results of operation could be materially and adversely affected. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention. In addition, the success of our business depends to a large extent on our ability to obtain and maintain trademark protection for our brand name, and failure to protect our trademarks could adversely affect our competitive position and the value of our brand.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

        We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect our proprietary rights. As of December 31, 2020, we had 45 copyrights, 397 patents, 38 domain names and 411 trademarks in the PRC, which we have invested significant resources to develop. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our intellectual proprietary rights. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

        There can be no assurance that our application for the registration with competent government authorities of trademarks and other intellectual property rights related to our current or future business will be approved, or our intellectual property rights will not be challenged by third parties or found by the relevant governmental or judicial authority to be invalid or unenforceable. From time to time, we may encounter difficulties registering our trademarks or other intellectual properties or have disputes with third parties regarding our trademarks or other intellectual properties. If the relevant trademarks or other intellectual properties could not be registered, we may fail to prevent others from using such intellectual properties, and our business, financial condition and results of operations may be materially and adversely affected.

        Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

        In addition, as our patents may expire and may not be extended and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

Our leasehold interest may be defective and could result in claims, fines, increased cost of operation or otherwise harm on our business.

        We lease a number of properties, including offices and warehouses, across China. Our leasehold interest may be defective. We have not filed our lease agreements with the relevant government authorities as required by the applicable PRC laws. According to the applicable PRC laws, the failure to file lease agreements will not affect the enforceability of such agreements; however, the landlord and the tenant may be subject to administrative fines. Furthermore, certain leased properties had been mortgaged by the landlords to third parties before entering into lease agreements with us. If the mortgagees of the leased properties exercise their mortgage right, we may not be able to continue our use and lease of the properties. In addition, most of the ownership certificates or other similar proof of ownership of our leased properties have not been provided to us by our lessors and the sublessors of certain subleased properties have not obtained written consent to sublease from the property owners. Therefore, we cannot assure you that such lessors or sublessors are entitled to lease these real properties to us. If any lessor or sublessor is not entitled to lease or sublease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the lessor or sublessor, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. Besides, certain leased properties are not used in accordance with the designated or approved purposes of such properties. For example, some properties are currently used for offices while the underlying land should be approved for residential use or industrial use. Under the PRC laws, any change as contemplated to the usages of land or the building shall go through relevant land or building alteration registration procedures. Failure to do so may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore we may need to move our warehouses or offices somewhere else and additional relocation costs will be incurred. Moreover, certain use of our leased properties has exceeded the lease term as stipulated in relevant lease agreements without extension or renewal, where the use of such properties may become unavailable to us. We cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms in a timely manner, or at all, and may therefore be forced to relocate our affected operations.

        As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof or consent to sublease. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties in the future, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessor or sublessor under relevant lease agreements for indemnities for its breach of the relevant leasing agreements.

We could be adversely affected by political tensions between the United States and China.

        Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People's Congress' passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China's central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain "Communist Chinese military companies" named in such executive order, as well as the executive order issued on January 5, 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain "Chinese connected software applications," including Alipay and WeChat Pay, starting from February 19, 2021, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China's Ministry of Commerce, or the MOFCOM, on January 9, 2021 with immediate effect, which will apply to Chinese individuals or entities that are purportedly barred or restricted by foreign legislation or measures from engaging in normal economic, trade and related activities with a third nation or its citizens or entities . Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

        Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the New York Stock Exchange, or the NYSE, ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or Nasdaq, or that you will always be allowed to trade our shares or ADSs.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

        Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated balance sheets as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders' deficit and cash flows for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is our company's lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules. We are in the process of implementing a number of measures to address the material weakness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." However, we cannot assure you that these measures may fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

        Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we will become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and negatively impact our results of operations.

        We adopted an equity incentive plan in November 2018, or the 2018 stock incentive plan. As of the date of the prospectus, there are 35,104,767 ordinary shares issuable upon the exercise of the outstanding share options and 12,519,802 ordinary shares reserved for future issuance under the 2018 stock incentive plan. In November 2020, we adopted our 2020 stock incentive plan. As of the date of this prospectus, there are 22,368,953 ordinary shares issuable upon the exercise of the outstanding share options and 23,441,849 ordinary shares reserved for future issuance under the 2020 stock incentive plan. In addition, we entered into a share restriction agreement with Mr. Lei Yang on November 2, 2020, pursuant to which a total number of 27,095,932 ordinary shares were granted to him as restricted shares. See "Management—Equity Incentive Plans."

        For the years ended December 31, 2018, 2019 and 2020, we recorded share-based compensation expenses of RMB32.1 million, RMB78.5 million and RMB193.1 million (US$29.6 million), respectively. As of December 31, 2020, there was RMB444,687 (US$68,151) of total unrecognized employee share-based compensation expenses related to the unvested awards, including RMB306,603 (US$46,989) of total unrecognized share-based compensation expenses related to the restricted shares granted to Mr. Lei Yang. The requisite service period of Mr. Lei Yang's restricted shares is the shorter of (a) the period from the grant date through July 1, 2022 and (b) the period from the grant date to the completion of this offering. Given that this offering constitutes a condition that is not considered probable until it is completed, we are recognizing share-based compensation expenses over the period from the grant date through July 1, 2022. If this offering is completed prior to July 1, 2022, we will record any unrecognized share-based compensation expenses upon the completion of this offering. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our share-based compensation expenses may increase. Any increase in our share-based compensation may have an adverse effect on our results of operations.

        In addition, in consideration of Mr. Lei Yang's past and future services, we issued 35,994,402 ordinary shares, or the CEO award, to an entity controlled by Mr. Lei Yang at nominal value on April 30, 2021, subject to certain conditions. See "Management—CEO Award." We expect to incur a substantial amount of share-based compensation expenses in connection with such CEO award, which would have a material and adverse effect on our results of operations. We also adjusted the exercise price and/or accelerated the vesting schedule of the options held by certain senior management in April 2021, which may result in a substantial amount of share-based compensation expenses in the second quarter of 2021.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, prospects, financial condition and results of operation.

        The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States. There have been concerns over the downturn in economic output caused by the COVID-19 outbreak. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China's economic growth is declining, and China's economy contracted in the first quarter of 2020 as a result of the COVID-19 outbreak. Any prolonged slowdown in China's economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

        Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. If any of our employees are identified as a possible source of spreading COVID-19, H1N1 flu, avian flu or another epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of certain business operations. A recurrence of an outbreak of COVID-19, H1N1 flu, avian flu or another epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities, which could in turn adversely affect our results of operations.

        We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our users.

Increasing scrutiny and changing expectations from stakeholders with respect to our environmental, social, and governance practices may impose additional costs on us or expose us to new risks.

        Companies across all industries are facing increasing scrutiny from stakeholders related to their environmental, social, and governance, or ESG, practices. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, investors' increased focus and activism related to ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company's ESG practices.

        Furthermore, China's potential adoption of more stringent standards in these areas may also expose us to new risks. Companies that do not adapt to or comply with regulatory standards, which are evolving, or that are perceived to have not responded appropriately to the growing concern for ESG issues, may suffer from reputational damage, and the business prospectus, financial condition and results of operations could be materially and adversely effected.

        In addition, the criteria by which companies' ESG practices are assessed are evolving, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. We may face reputational damage in the event that our ESG procedures or standards do not meet the standards set by various constituencies. Furthermore, if our competitors' ESG performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be adversely affected. The occurrence of any of the foregoing could have a material adverse effect on our business, and financial condition.

Risks Relating to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        The current industry entry clearance requirements governing the foreign investment activities in the PRC are set out in two categories, namely the Encouraged Industry Catalog for Foreign Investment (2020 version), as promulgated by the National Development and Reform Commission, or the NDRC, and the MOFCOM, and taking effect on January 27, 2021, and the 2020 Negative List. Industries not listed in these two catalogs are generally deemed "permitted" for foreign investments unless specifically restricted by other PRC laws. According to the 2020 Negative List and other applicable laws and regulations, the industry of value-added telecommunications services (other than the services of electronic commerce, multiparty conferencing within the PRC, information storage and forwarding, and call center) generally falls into the restricted category with very limited exceptions in certain pilot demonstration zones.

        Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we operate our businesses related to the value-added telecommunications services through our consolidated VIEs, as defined below, that hold the required ICP license and other related licenses. Our subsidiary, Shanghai Haluo Corporate Development Co. Ltd., or Shanghai Haluo, has entered into a series of contractual arrangements with Haluo Inclusive, and its shareholders. In addition, our subsidiary, Shanghai Hamao Commerce Consult Co., Ltd., or Shanghai Hamao has entered into a series of contractual arrangements with Zhengzhou Habai Network Technology Co., Ltd., or Zhengzhou Habai, and its shareholder. Haluo Inclusive and Zhengzhou Habai are collectively referred to as our consolidated VIEs. For a detailed description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders."

        We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among (i) Shanghai Haluo, Haluo Inclusive and Haluo Inclusive's shareholders and (ii) Shanghai Hamao, Zhengzhou Habai and

Zhengzhou Habai's shareholder is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the PRC Foreign Investment Law and its implementing rules, the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry and other industries we are or will be engaged in, there can be no assurance that the PRC government authorities, including the MOFCOM, or the MIIT, or other competent authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

        If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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  revoking our relevant business and operating licenses;

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  levying fines on us;

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  confiscating any of our income that they deem to be obtained through illegal operations;

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  shutting down our relevant services;

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  discontinuing or restricting our operations in China;

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  imposing conditions or requirements with which we may not be able to comply;

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  requiring us to change our corporate structure and contractual arrangements;

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  restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs' business and operations; and

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  taking other regulatory or enforcement actions that could be harmful to our business.

        Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See "—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations." Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. See "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders."

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

        We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIEs were not made on an arm's length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our mobile apps, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

        We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our mobile app, which is important to our ability to offer a good user experience. For a description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders." These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs.

        If we had direct ownership of VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. Under the current contractual arrangements, we rely on the performance by our VIEs and its shareholders of their obligations under the contracts to exercise control over our VIEs. However, the shareholders of our VIEs may not act in our best interests or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs. If any of our VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by PRC law and provide for the disputes shall be submitted to courts where the contractual arrangements were executed for resolution. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, the legal framework and system in China are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such legal proceedings if legal action become necessary. Furthermore, in connection with litigation or other judicial or dispute resolution proceedings, assets under the names of any of the shareholders in our consolidated VIEs, including such equity interest, may be put under court custody. As a result, in the event that our consolidated VIEs or the shareholders of VIEs breach any of the contractual arrangements, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our consolidated VIEs and conduct our business could be materially and adversely affected.

Certain terms of the contractual arrangements with our consolidated VIEs may not be enforceable under PRC laws.

        Our contractual arrangements with consolidated VIEs contain provisions to the effect that courts of competent jurisdictions including those in Hong Kong and Cayman Islands are empowered to grant interim remedies. However, under PRC laws, these terms may not be enforceable. In addition, interim remedies or enforcement order granted by overseas courts such as Hong Kong and Cayman Islands may not be recognizable or enforceable in the PRC.

        Under PRC laws, courts of judicial authorities in the PRC generally would not grant injunctive relief or the winding-up order against our consolidated VIEs as interim remedies for the purpose of protecting assets or equity interests in favor of any aggrieved party. In case the contractual arrangements provide that courts in competent jurisdictions may grant and/or enforce interim remedies, such interim remedies (even if granted by courts in competent jurisdictions in favor of an aggrieved party) may still not be recognized, or enforced by PRC courts. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See "—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations."

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        In connection with our operations in China, we rely on the shareholders of our consolidated VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of our consolidated VIEs may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us, which would have a material and adverse effect on our ability to effectively control our consolidated VIEs and receive economic benefits from them, which may result in deconsolidation of our VIEs.

        Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the power of attorney agreements, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Any failure by our consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

        We, through our wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders." If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIEs were to refuse to transfer their equity interests in the consolidated VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. For additional information, see "—We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our mobile apps, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business."

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        Our consolidated VIEs hold a substantial portion of our assets. Under the contractual arrangements, our consolidated VIEs may not and their shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets outside the ordinary course of business operation without our prior consent. However, in the event that the shareholders of our consolidated VIEs breach these contractual arrangements and voluntarily liquidate our consolidated VIEs, or our consolidated VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, results of operations and financial condition. If our consolidated VIEs undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our corporate actions will be substantially controlled by certain shareholders who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

        Our tenth amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, will provide that in respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, except that each Class B ordinary share held by Mr. Lei Yang entitles him to one vote when voting on the issuance of Class B ordinary shares (or other shares carrying super voting power) or securities convertible into or exchangeable for such shares to any person other than himself. Mr. Lei Yang, our co-founder, director and chief executive officer will beneficially own all the Class B ordinary shares issued and outstanding, representing            % of the voting power of our total issued and outstanding shares immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, Mr. Lei Yang will have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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  the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

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  any determinations with respect to mergers or other business combinations;

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  our disposition of substantially all of our assets; and

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  any change in control.

        These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. In addition, pursuant to our eighth amended and restated shareholders agreement, we may not take certain corporate actions without the prior written consent of our principal shareholder, Ant Group, and its affiliates, as long as they meet certain share ownership threshold. Such provision will survive the completion of this offering. See "Description of Share Capital—Shareholders Agreement." Moreover, two directors on our board were appointed by Antfin (Hong Kong) Holding Limited, or Antfin. Pursuant to our tenth amended and restated memorandum and articles of associations, if a director appointed by Antfin ("Antfin Director") ceases to be a director, Antfin shall have the right to appoint another person as a director to replace such director; provided, however, that such right shall terminate with respect to one Antfin Director in the event that Antfin and its affiliates collectively hold less than two-thirds of the total number of ordinary shares held by them immediately prior to this offering; and that such right shall terminate with respect to both Antfin Directors in the event that Antfin and its affiliates collectively hold less than one-third of the total number of ordinary shares held by them immediately prior to this offering. As a result of the foregoing, the value of your investment could be materially reduced.

The dual-class structure of our share capital may render the ADSs ineligible for inclusion in certain stock market indices, and thus adversely affect the market price and liquidity of the ADSs.

        In July 2017, FTSE Russell and Standard & Poor's announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our dual capital structure would make the ADSs ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in the ADSs. These policies are still relatively new and it is yet unclear what effect, if any, they have had and will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included and may adversely affect the liquidity of the shares of such companies. As such, the exclusion of the ADSs from these indices could result in a less active trading market for the ADSs and adversely affect their trading price.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

        Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

        In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative's misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

        The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed PRC Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately "controlled" by foreign investors. In March 2019, the PRC National People's Congress promulgated the PRC Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the PRC Foreign Investment Law, "foreign investments" refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and the Implementing Rules do not introduce the concept of "control" in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of "foreign investments" made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the PRC Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of "control" as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIE was deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any "negative list" for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Economic substance legislations of the Cayman Islands may adversely impact us or our operations.

        The Cayman Islands have introduced legislation aimed at addressing concerns raised by the Council of the European Union in relation to offshore structures engaged in certain geographically mobile activities which attract profits without real economic activity in the jurisdiction in which they are incorporated. The International Tax Co-operation (Economic Substance) Act (as amended), or the Substance Act, became effective on January 1, 2019, together with the Regulations and Guidance Notes published by the Cayman Islands Tax Information Authority from time to time, introducing certain economic substance requirements for "relevant entities" which are engaged in certain "relevant activities," which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A "relevant entity" includes an exempted company incorporated in the Cayman Islands, and is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it would be required to satisfy an economic substance test; however, a "relevant entity" does not include an entity that is tax resident outside the Cayman Islands. Accordingly, if the Company is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test.

        As the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

        Our operations are mainly conducted in the PRC, and all of our revenues have historically been sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

        The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

        While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

        Our operations are mainly conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

        Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.

        Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the People's Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators' heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the concerns. On June 4, 2020, the U.S. President issued a memorandum ordering the President's Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on the U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the report are expected to be subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

        As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor's local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and Nasdaq, or in the U.S. "over-the-counter" markets, if the auditor of the U.S. listed companies' financial statements is not subject to PCAOB inspections for three consecutive "non-inspection" years after the law becomes effective. On March 24, 2021, the SEC adopted interim final amendments to implement the submission and disclosure requirements of the HFCA Act. We will not be required to comply with the interim final amendments until the SEC has identified us as having a "non-inspection" year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act including the identification process and the trading prohibition requirements described above. While the SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections, the first such list could be released in early 2022. Enactment of the HFCA Act, adoption of corresponding SEC rules and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a "non-inspection" year, we will be able to take remedial measures in a timely manner, and as a result, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or Nasdaq, or that you will always be allowed to trade our shares or ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a PRC regulation.

        On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, currently known as the SAMR, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

        While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, that the CSRC approval is not required in the context of this offering because our wholly-owned PRC subsidiaries were incorporated as FIEs by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC's approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirements could have a material adverse effect on the trading price of the ADSs. See "Regulations—Regulations Relating to Overseas Listing and M&A."

PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        A number of PRC laws and regulations, including the M&A Rules, the Anti-monopoly Law promulgated by the Standing Committee of the National People's Congress in August 2007, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated by MOFCOM in August 2011, have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify the anti-monopoly enforcement agency in advance of any transaction where the parties' revenues exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party. In addition, the Security Review Rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance. As the Foreign Investment Security Review Measures are recently promulgated, there are great uncertainties with respect to its interpretation and implementation.

        We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, the SMAR or other governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. It is unclear whether our business would be deemed to be in an industry that raises "national defense and security" or "national security" concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits.

        PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." Pursuant to SAFE Circular 37, "control" refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, acquisition, trusteeship, shareholding entrustment arrangement, voting rights, repurchase, or convertible bonds. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. In addition, certain of our beneficial owners who are PRC residents and hold their equity interest through trust arrangements have not yet completed their SAFE Circular 37 registration.

        We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before we become an overseas listed company. After we become an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise's ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

        We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

        Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2020. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC. In addition, failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to our company. See "Regulations—Regulations Relating to Dividend Distributions" and "—Risks Relating to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits."

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, which may subject us to PRC income tax for our global income, and in which case any dividends we pay to our non-PRC shareholders, or gains from disposal of our ADSs or ordinary shares may be subject to PRC tax.

        Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with "de facto management bodies" located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. "De facto management body" refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, with retroactive effect from January 1, 2008, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises.

        We understand none of our entities which are established under laws of jurisdictions outside of China, or non-PRC entities, were recognized by the PRC tax authorities as a PRC tax resident enterprise. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that we or any of our non-PRC entities are a PRC resident enterprise for enterprise income tax purposes, we and such non-PRC entities could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income. Furthermore, dividends payable to our non-PRC shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals if we are deemed a PRC resident enterprise or such income is otherwise deemed as income derived from the PRC, unless a reduced rate is available under applicable tax treaties or similar tax arrangements between jurisdictions. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in such event. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

        On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of shareholders, the business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the applicable tax treaties or similar arrangements with regard to the income from such indirect transfer. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, further clarifies the practice and procedures of withholding and payment of income tax levied on non-resident enterprises.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Failure to comply with Bulletin 7 and SAT Circular 37 may lead to fines, rectification or other penalties. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase PRC taxable assets to comply with these publications, or to establish that our company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

        All of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. In addition, failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to our company. See "—PRC Regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits." Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in China.

        SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 and amended on December 30, 2019. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

        On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the SAFE Circular 28 was relatively new, there are still substantial uncertainties as to its interpretation and implementations in practice.

        In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, including SAFE circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. In addition, failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to our company. See "—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits."

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        All of our revenues and most of our cost and expenses are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when converted into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this prospectus may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

        The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this prospectus. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

        We conduct our operations mainly in China, and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this prospectus in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. There are no treaties and only limited reciprocity arrangements between China and the United States, the United Kingdom, Japan or most other western countries governing the recognition and enforcement of judgments. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this prospectus. As a result, shareholder claims that are common in the U.S., including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

        In December 2012, the SEC brought administrative proceedings against the PRC-based "big four" accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms' audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms' compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions. Our board of directors are aware of the policy restriction and regularly communicated with our independent auditor regarding the accounting firm's compliance.

        In the event that the PRC-based "big four" accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of the ADSs may be adversely affected.

        If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of the ADSs from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

Risks Relating to This Offering

There has been no public market for our shares or the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

        Prior to this offering, there has been no public market for our shares or ADSs. We have applied for listing of the ADSs on Nasdaq. Our Class A ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the ADSs does not develop after this offering, the market price and liquidity of the ADSs will be materially and adversely affected.

        Negotiations with the underwriters will determine the initial public offering price for the ADSs which may bear no relationship to their market price after the initial public offering. There can be no assurance that an active trading market for the ADSs will develop or that the market price of the ADSs will not decline below the initial public offering price.

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

        The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their offerings, including technology companies, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020. In particular, concerns about the economic impact of the coronavirus outbreak have triggered significant price fluctuations in the U.S. stock market. All these fluctuations and incidents may have a material and adverse effect on the trading price of the ADSs.

        In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

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  regulatory developments affecting us or our industry;

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  announcements of studies and reports relating to the quality of our product offerings or those of our competitors;

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  changes in the economic performance or market valuations of other providers of electric vehicles;

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  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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  changes in financial estimates by securities research analysts;

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  conditions in the local services market in China

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  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

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  additions to or departures of our senior management;

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  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

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  release or expiry of lock-up or other transfer restrictions on our issued shares or ADSs; and

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  sales or perceived potential sales of additional Class A ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

        The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$          per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters' option to purchase additional ADSs), representing the difference between our pro forma as adjusted net tangible book value per ADS of US$          , as of December 31, 2020, after giving effect to this offering, and an assumed initial public offering price of US$          per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus. In addition, you will experience further dilution to the extent that our Class A ordinary shares are issued upon the vesting of the RSUs under our share incentive plan. Class A ordinary shares issuable under our share incentive plan may be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See "Dilution" for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Because we do not expect to pay cash dividends in the foreseeable future after this offering, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy." Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

        Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. Upon completion of this offering, we will have            Class A ordinary shares and 208,669,186 Class B ordinary shares outstanding, including             Class A ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. We, our directors, executive officers, and existing shareholders have agreed not to sell any Class A ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. All ADSs representing our Class A ordinary shares sold in this offering are expected to be freely transferable by persons other than our "affiliates" without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described above, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly. See "Shares Eligible for Future Sale—Lock-up Agreements."

        Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

        Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our tenth amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, the minimum notice period required to convene a general meeting will be ten calendar days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

        Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders' meetings unless:

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders.

        The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

        Under the deposit agreement, the United States District Court of the Southern District of New York (or, if such court lacks subject matter jurisdiction over a particular dispute, the state courts in New York, New York) will have jurisdiction to hear and determine any legal suit, action, or proceeding and to settle any dispute between the depositary and us that does not involve any other person or party that may arise out of, based upon or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary arising out of, based upon or relating in any way to the deposit agreement, ADSs, ADRs or the transactions contemplated herein, therein, hereby or thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York, New York), and a holder of our ADSs will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies' organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the federal securities law. See "Description of American Depositary Shares" for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to you.

        The depositary will pay cash distribution on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See "Dividend Policy." To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In addition, once we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Once we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

        In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies' securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our tenth amended and restated memorandum and articles of association and our eighth amended and restated shareholders agreement contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.

        Our tenth amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. In addition, our tenth amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 20 votes in respect of almost all matters subject to a shareholders' vote. In addition, our eighth amended and restated shareholders agreement contains a provision that prevents us from engaging in any merger, amalgamation, consolidation, scheme of arrangement or similar transaction with certain designated competitors of Ant Group, our principal shareholder, without the prior written consent of Ant Group and its affiliates, as long as they meet certain share ownership threshold. Such provision will survive the completion of this offering. See "Description of Share Capital—Shareholders Agreement."

Forum selection provisions in our tenth amended and restated memorandum and articles of association and our deposit agreement with the depositary could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors, officers or other employees, the depositary, and potentially others.

        Our tenth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the "U.S. Actions;" and (ii) save for such U.S. Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

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  any derivative action or proceeding brought on behalf of our company,

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  any action asserting a claim of breach of a fiduciary duty owed by any of our director, officer or other employee to our company or our shareholders,

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  any action asserting a claim under any provision of the Companies Act (Revised) of the Cayman Islands or our articles of association, or

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  any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United State).

        Our deposit agreement with the depositary also provides that the United States District Court for the Southern District of New York (or, if such court lacks subject matter jurisdiction over a particular dispute, the state courts in New York, New York) will have jurisdiction to hear and determine any legal suit, action, or proceeding and to settle any dispute between the depositary and us that does not involve any other person or party that may arise out of, based upon or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary arising out of, based upon or relating in any way to the deposit agreement, ADSs, ADRs or the transactions contemplated herein, therein, hereby or thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York, New York).

        These exclusive-forum provisions may increase a shareholder's cost and limit the shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us, our directors, officers or other employees, the depositary, and potentially others, which may discourage lawsuits against any such party. Any person or entity purchasing or otherwise acquiring any of our shares or other security, such as the ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our tenth amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing our ADSs provides that, to the extent permitted by law, holders of our ADSs waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

        If we or the depositary oppose a jury trial demand based on the above-mentioned jury trial waiver, the court will determine whether the waiver is enforceable in the facts and circumstances of that case in accordance with applicable case law. The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. While to our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor's negligence in failing to liquidate collateral upon a guarantor's demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

        Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the Class A ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (as amended) and the common law of the Cayman Islands.

        The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the tenth amended and restated memorandum and articles of association expected to be effective immediately prior to completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands (as amended) and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will be a "controlled company" as defined under the Nasdaq Listing Rules. As a result, we will qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

        Upon the completion of this offering, we will be a "controlled company" as defined under the Nasdaq Listing Rules, because Mr. Lei Yang, our co-founder, director and chief executive officer, will be able to exercise            % of the aggregate voting power of our total issued and outstanding shares, assuming the underwriters do not exercise their option to purchase additional ADSs. For so long as we remain a controlled company, we may rely on exemptions from certain corporate governance rules, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. Currently, we do not plan to utilize the exemptions available for controlled companies after we complete this offering, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. See "—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies." If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all the Nasdaq corporate governance requirements.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected not to opt out of such extended transition period. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible, due to the differences in accounting standards used.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.

        A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of our ADSs in this offering), we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

        It is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

        In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

        If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See "Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company."

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

        We are a company incorporated in the Cayman Islands, and we have applied for listing of the ADSs on Nasdaq. The Nasdaq Listing Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. We may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance requirements which may afford less protection to investors.

        For example, the Nasdaq Listing Rules require, among others, that a majority of the board members of the listed companies be independent. The corporate governance practice in our home country, the Cayman Islands, however, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.

        In addition, the Nasdaq Listing Rules also subject the U.S. domestic issuers to the following corporate governance requirements which we, as a foreign private issuer, are not subject to:

  •
  have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors;

  •
  have an audit committee with a minimum of three members;

  •
  obtain shareholder approval for certain corporate matters, such as establishing or materially amending a stock option plan or certain issuance of securities;

  •
  hold annual meetings; or

  •
  have regularly scheduled executive sessions of solely independent directors each year.

        We intend to follow home country practice in lieu of the corporate governance requirements under the Nasdaq Listing Rules, including those listed above, which may afford less protection to investors than they would if we fully complied with such requirements.

We are not required under Cayman Islands law or our tenth amended and restated memorandum and articles of association to hold an annual meeting and an annual election of directors, and we may not do so after the completion of this offering.

        Neither Cayman Islands law nor our tenth amended and restated memorandum and articles of association requires us to hold an annual meeting and an annual election of directors. In addition, Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. Our tenth amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our tenth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        As a foreign private issuer, we are permitted under the Nasdaq Listing Rules to follow our home country practice in lieu of the Nasdaq corporate governance requirements, and we intend to do so after the completion of this offering. Therefore, we may not hold a shareholders' meeting on an annual basis or hold annual election of directors, and our investors may be afforded less protection.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Market Opportunities" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

  •
  our goal and strategies;

  •
  our expansion plans;

  •
  our future business development, financial condition and results of operations;

  •
  our ability to maintain and strengthen our position as a leader amongst local services platforms in China's local service market;

  •
  our expectations regarding keeping and strengthening our relationships with users, suppliers, and strategic partners.

  •
  our expectations regarding the use of proceeds from this offering;

  •
  PRC laws, regulations, and policies relating to shared two-wheeler services, carpooling marketplace and other local services; and

  •
  general economic and business conditions.

        This prospectus also contains market data relating to the local services market in China, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by iResearch, including a report which we commissioned iResearch to prepare and for which we paid a fee. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The local services market in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$            if the underwriters exercise the over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$            per ADS (the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

        We intend to use the net proceeds of this offering as follows:

  •
          % of the net proceeds to enhance and expand our business offerings;

  •
          % of the net proceeds for research and development; and

  •
          % of the net proceeds for working capital and general corporate purposes.

        The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

        To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated VIEs only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. For further information, see "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries."

 DIVIDEND POLICY

        Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

        We are an exempted company incorporated in the Cayman Islands. Under the laws of the Cayman Islands and subject to the amended and restated memorandum and articles of association of our company, our company may pay a dividend out of profit and/or the credit standing in our company's share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents, and capitalization as of December 31, 2020 presented on:

  •
  an actual basis;

  •
  a pro forma basis to reflect (i) the re-designation of 17,154,480 Series C Preferred Shares into the same number of ordinary shares and the subsequent transfer to GOLD GUARD INVESTMENTS LIMITED, an entity controlled by Mr. Lei Yang, and the transfer of 8,748,784 ordinary shares to such entity on March 8, 2021, which collectively resulted in a one-time share-based compensation expenses of RMB335.3 million (US$51.4 million) in March 2021; (ii) the issuance of 28,352,367 Series G convertible redeemable preferred shares on March 31, 2021 and the issuance of 55,919,958 Series G convertible redeemable preferred shares on April 28, 2021; (iii) the issuance of 35,994,402 ordinary shares to Mr. Lei Yang as the CEO award on April 30, 2021, (iv) the issuance of 71,675,171 ordinary shares upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan (including 11,803,886 ordinary shares issued to GOLD GUARD INVESTMENTS LIMITED upon the exercise of share options by Mr. Lei Yang) in March and April 2021; (v) the re-designation of 198,152,069 ordinary shares and the automatic conversion and re-designation of 10,517,117 convertible redeemable preferred shares beneficially owned by Mr. Lei Yang into 208,669,186 Class B ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vi) the re-designation of all of the remaining outstanding ordinary shares and the automatic conversion of all of the remaining outstanding convertible redeemable preferred shares into 1,533,609,953 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and (vii) a one-time share-based compensation expenses of RMB306.6 million (US$47.0 million); and

  •
  a pro forma as adjusted basis to give effect to (i) the re-designation of 17,154,480 Series C Preferred Shares into the same number of ordinary shares and the subsequent transfer to GOLD GUARD INVESTMENTS LIMITED, an entity controlled by Mr. Lei Yang, and the transfer of 8,748,784 ordinary shares to such entity on March 8, 2021, which collectively resulted in a one-time share-based compensation expenses of RMB335.3 million (US$51.4 million) in March 2021; (ii) the issuance of 28,352,367 Series G convertible redeemable preferred shares on March 31, 2021 an the issuance of 55,919,958 series G convertible redeemable preferred shares on April 28, 2021; (iii) the issuance of 35,994,402 ordinary shares to Mr. Lei Yang as the CEO award on April 30, 2021, (iv) the issuance of 71,675,171 ordinary shares upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan (including 11,803,886 ordinary shares issued to GOLD GUARD INVESTMENTS LIMITED upon the exercise of share options by Mr. Lei Yang) in March and April 2021; (v) the re-designation of 198,152,069 ordinary shares and the automatic conversion and re-designation of 10,517,117 convertible redeemable preferred shares beneficially owned by Mr. Lei Yang into 208,669,186 Class B ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vi) the re-designation of all of the remaining outstanding ordinary shares and the automatic conversion of all of the remaining outstanding convertible redeemable preferred shares into 1,533,609,953 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vii) a one-time share-based compensation expenses of RMB306.6 million (US$47.0 million); and (viii) the issuance and sale of the Class A ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

        The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of Decembr 31, 2020
	Actual		Pro Forma		Pro Forma as Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Cash and Cash Equivalents	825,357	126,491	2,416,473	370,341

Mezzanine equity:
Series Seed convertible redeemable preferred shares (US$0.00001 par value per share, 34,669,890 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	383,617	58,792	—	—
Series A convertible redeemable preferred shares (US$0.00001 par value per share, 72,439,822 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	803,177	123,092	—	—
Series A1 convertible redeemable preferred shares (US$0.00001 par value per share, 55,919,284 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	620,043	95,026	—	—
Series A2 convertible redeemable preferred shares (US$0.00001 par value per share, 8,107,623 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	89,175	13,667	—	—
Series B convertible redeemable preferred shares (US$0.00001 par value per share, 80,539,370 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	898,072	137,636	—	—

	As of Decembr 31, 2020
	Actual		Pro Forma		Pro Forma as Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Series C convertible redeemable preferred shares (US$0.00001 par value per share, 196,738,218 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	2,282,096	349,747	—	—
Series C+ convertible redeemable preferred shares (US$0.00001 par value per share, 16,139,184 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	193,765	29,696	—	—
Series D convertible redeemable preferred shares (US$0.00001 par value per share, 357,504,894 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	4,293,285	657,975	—	—
Series E1 convertible redeemable preferred shares (US$0.00001 par value per share, 2,125,044 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	30,115	4,615	—	—
Series E2 convertible redeemable preferred shares (US$0.00001 par value per share, 220,811,280 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	3,293,798	504,797	—	—
Series E3 convertible redeemable preferred shares (US$0.00001 par value per share, 22,700,042 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	296,683	45,469	—	—

	As of Decembr 31, 2020
	Actual		Pro Forma		Pro Forma as Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Series F convertible redeemable preferred shares (US$0.00001 par value per share, 199,075,555 shares authorized, issued and outstanding on an actual basis, and none authorized, issued or outstanding on a pro forma or a pro forma as adjusted basis)	3,513,908	538,530	—	—

Total mezzanine equity	16,697,734	2,559,042	—	—

Shareholders' deficit:
Ordinary shares (US$0.00001 par value per share, 3,956,902,281 authorized, 283,567,017 issued and outstanding on an actual basis, and none outstanding on a pro forma basis or a pro forma as adjusted basis)	15	2	—	—
Class A ordinary shares (US$0.00001 par value per share, none authorized, issued or outstanding on an actual basis; 4,781,330,814 shares authorized, 1,533,609,953 shares issued and outstanding on a pro forma basis; shares authorized, shares issued and outstanding on a pro forma as adjusted basis)	—	—	100	15
Class B ordinary shares (US$0.00001 par value per share, none authorized, issued or outstanding on an actual basis; 208,669,186 shares authorized, 208,669,186 shares issued and outstanding on a pro forma basis; shares authorized, shares issued and outstanding on a pro forma as adjusted basis)	—	—	14	2
Additional paid-in capital(2)	—	—	18,930,619	2,901,244
Accumulated other comprehensive loss	(82,178)	(12,594)	(82,178)	(12,594)
Accumulated deficit(2)	(11,023,336)	(1,689,406)	(11,665,202)	(1,787,770)

Total shareholders' (deficit) equity	(11,105,499)	(1,701,998)	7,183,353	1,100,897

Total capitalization(2)(3)	5,592,235	857,044	7,183,353	1,100,897

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Total capitalization equals the sum of mezzanine equity and shareholders' deficit.

(3)
A US$1.00 increase/(decrease) in the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase/(decrease) each of additional paid-in capital, total shareholders' (deficit) equity and total capitalization by US$            million.

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our convertible redeemable preferred shares which will automatically convert into our ordinary shares upon the completion of this offering.

        Our net tangible book value as of December 31, 2020 was approximately US$690.5 million, or US$2.44 per ordinary share as of that date, and US$            per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from our consolidated total assets, after giving effect to (i) the re-designation of 17,154,480 Series C Preferred Shares into the same number of ordinary shares and the subsequent transfer to GOLD GUARD INVESTMENTS LIMITED, an entity controlled by Mr. Lei Yang, and the transfer of 8,748,784 ordinary shares to such entity on March 8, 2021; (ii) the issuance of 28,352,367 Series G convertible redeemable preferred shares on March 31, 2021 and the issuance of 55,919,958 Series G convertible redeemable preferred shares on April 28, 2021; (iii) the issuance of 35,994,402 ordinary shares to Mr. Lei Yang as the CEO award on April 30, 2021, (iv) the issuance of 71,675,171 ordinary shares upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan (including 11,803,886 ordinary shares issued to GOLD GUARD INVESTMENTS LIMITED upon the exercise of share options by Mr. Lei Yang) in March and April 2021; (v) the re-designation of 198,152,069 ordinary shares and the automatic conversion and re-designation of 10,517,117 convertible redeemable preferred shares beneficially owned by Mr. Lei Yang into 208,669,186 Class B ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vi) the re-designation of all of the remaining outstanding ordinary shares and the automatic conversion of all of the remaining outstanding convertible redeemable preferred shares into 1,533,609,953 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and (vii) the issuance and sale by us of shares in the form of ADSs in this offering at an assumed initial public offering price of US$            per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after December 31, 2020, other than to give effect to (i) the re-designation of 17,154,480 Series C Preferred Shares into the same number of ordinary shares and the subsequent transfer to GOLD GUARD INVESTMENTS LIMITED, an entity control by Mr. Lei Yang, and the transfer of 8,748,784 ordinary shares to such entity on March 8, 2021; (ii) the issuance of 28,352,367 Series G convertible redeemable preferred shares on March 31, 2021 and the issuance of 55,919,958 Series G convertible redeemable preferred shares on April 28, 2021; (iii) the issuance of 35,994,402 ordinary shares to Mr. Lei Yang as the CEO award on April 30, 2021, (iv) the issuance of 71,675,171 ordinary shares upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan (including 11,803,886 ordinary shares issued to GOLD GUARD INVESTMENTS LIMITED upon the exercise of share options by Mr. Lei Yang) in March and April 2021; (v) the re-designation of 198,152,069 ordinary shares and the automatic conversion and re-designation of 10,517,117 convertible redeemable preferred shares beneficially owned by Mr. Lei Yang into 208,669,186 Class B ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vi) the re-designation of all of the remaining outstanding ordinary shares and the automatic conversion of all of the remaining outstanding convertible redeemable preferred shares into 1,533,609,953 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and (vii) the issuance and sale by us of Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of

US$            per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been US$             million, or US$            per outstanding Class A ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering.

        The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Actual net tangible book value per share as of December 31, 2020	US$	2.44

Pro forma net tangible book value per share after giving effect to (i) the re-designation of 17,154,480 Series C Preferred Shares into the same number of ordinary shares and the subsequent transfer to GOLD GUARD INVESTMENTS LIMITED, an entity controlled by Mr. Lei Yang, and the transfer of 8,748,784 ordinary shares to such entity on March 8, 2021, (ii) the issuance of 28,352,367 Series G convertible redeemable preferred shares on March 31, 2021 and the issuance of 55,919,958 Series G convertible redeemable preferred shares on April 28, 2021, (iii) the issuance of 35,994,402 ordinary shares to Mr. Lei Yang as the CEO award on April 30, 2021, (iv) the issuance of 71,675,171 ordinary shares upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan in March and April 2021; and (v) the automatic conversion of all of our outstanding convertible redeemable preferred shares into ordinary shares

	US$	0.54

Pro forma as adjusted net tangible book value per share after giving effect to (i) the re-designation of 17,154,480 Series C Preferred Shares into the same number of ordinary shares and the subsequent transfer to GOLD GUARD INVESTMENTS LIMITED, an entity controlled by Mr. Lei Yang, and the transfer of 8,748,784 ordinary shares to such entity on March 8, 2021, (ii) the issuance of 28,352,367 Series G convertible redeemable preferred shares on March 31, 2021 and the issuance of 55,919,958 Series G convertible redeemable preferred shares on April 28, 2021, (iii) the issuance of 35,994,402 ordinary shares to Mr. Lei Yang as the CEO award on April 30, 2021, (iv) the issuance of 71,675,171 ordinary shares upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan in March and April 2021; (v) the automatic conversion of 198,152,069 ordinary shares and 10,517,117 convertible redeemable preferred shares beneficially owned by Mr. Lei Yang into Class B ordinary shares on a one-for-one basis and the automatic conversion of the remaining ordinary shares and convertible redeemable preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and (vi) this offering

Assumed initial public offering price
Dilution in net tangible book value per share to new investors in the offering

        The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our outstanding convertible redeemable preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our convertible redeemable preferred shares and this offering.

        The following table summarizes, on a pro forma as adjusted basis as of December 31, 2020, the differences between existing shareholders, including holders of our convertible redeemable preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Class A ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

Ordinary Shares Total
				Total Consideration			Average Price per Ordinary Share
Average Price per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total			%	US$		%

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the offering by US$             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other estimated offering expenses.

        The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The discussion and tables above take into consideration the automatic conversions of all of our outstanding convertible redeemable preferred shares immediately upon the completion of this offering, and they do not take into consideration of any outstanding share options. As of the date of this prospectus, there are also (i) 57,473,720 Class A ordinary shares issuable upon the exercise of outstanding share options under our equity incentive plans and (ii) 93,435,371 Class A ordinary shares reserved for future issuance under our equity incentive plans. If any of these options are exercised, there will be further dilution to new investors.

 ENFORCEMENT OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, tax neutrality, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Substantially all of our operations are conducted in the PRC, and substantially all of our assets are located in the PRC. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

        We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

        Harney Westwood & Riegels, our counsel as to Cayman Islands law, and King & Wood Mallesons, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Harney Westwood & Riegels has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

        In addition, Harney Westwood & Riegels has advised us that although there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, the Cayman Islands will generally recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgement (i) is final and conclusive, (ii) is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules; (iii) is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief, and (iv) was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

        King & Wood Mallesons has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties or similar arrangements between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. King & Wood Mallesons has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties or similar arrangements between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. As there is no treaties and only limited reciprocity arrangements between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

OUR HISTORY AND CORPORATE STRUCTURE

        We commenced our operations in China through Haluo Inclusive Technology Co., Ltd., or Haluo Inclusive (previously known as Jiangsu Youon Low-Carbon Technology co., Ltd.) in August 2014. In November 2017, Shanghai Junzheng Network Technology Co., Ltd., or Shanghai Junzheng, and Shanghai Junfeng Network Technology Co., Ltd., or Shanghai Junfeng, were acquired to further expand our business.

        To facilitate offshore financing, we undertook a reorganization, or the Reorganization. As part of the Reorganization, we incorporated Hello Inc. (formerly known as HB Technologies Corporation), an exempted company incorporated under the laws of Cayman Islands, in July 2018, which became our ultimate holding company. Subsequently, Hello Inc. established Hong Kong RideTech Limited, a Hong Kong limited liability company, as its wholly owned subsidiary. Hong Kong RideTech Limited then established Shanghai Hamao Commerce Consult Co., Ltd., or Shanghai Hamao, and Shanghai Haluo Corporate Development Co., Ltd., or Shanghai Haluo, as wholly foreign-owned enterprises in the PRC. In November 2018, we obtained control of Haluo Inclusive through a series of contractual arrangements among Shanghai Hamao, Haluo Inclusive and its shareholders. In December 2019, we terminated such contractual arrangements and replaced them with similar contractual arrangements among Shanghai Haluo, Haluo Inclusive and its shareholders, through which we retained control of Haluo Inclusive.

        We also obtained control over Zhengzhou Habai Network Technology Co., Ltd., or Zhengzhou Habai, through a series of contractual arrangements among Shanghai Hamao, Zhengzhou Habai and its shareholder.

        On June 12, 2019, Shanghai Junfeng entered into an investment agreement with Shanghai Yunxin Venture Capital Co., Ltd., or Shanghai Yunxin, an affiliate of Antfin (Hong Kong) Holding Limited, one of our principal shareholders, Contemporary Amperex Technology Co., Limited, or CATL, a company listed on the Shenzhen Stock Exchange (stock code: 300750) and primarily involved in the development and manufacturing of lithium-ion batteries and Fujian Ningde Zhixiang Infinite Technology Co., Ltd., or Ningde Zhixiang, pursuant to which Shanghai Junfeng, Shanghai Yunxin and CATL invested in Ningde Zhixiang, an entity primarily engaged in operating a battery swapping network for electric two-wheelers. As of the date of this prospectus, Shanghai Junfeng holds 33.1% equity interest in Ningde Zhixiang as a result of capital increase from new investors and certain existing shareholders in 2020. For more information, see "Related Party Transactions—Transactions Relating to Ningde Zhixiang."

        In December 2019, Hong Kong RideTech Limited established Xiamen Haxing Network Technology Co., Ltd., or Xiamen Haxing, as a wholly foreign-owned enterprise in the PRC.

        The following diagram illustrates our corporate structure of our principal entities as of the date of this prospectus. Equity interests depicted in this diagram are held as to 100%. The relationships between (i) Shanghai Hamao, and Zhengzhou Habai and its shareholder, and (2) Shanghai Haluo, and

Haluo Inclusive and its shareholders, as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)
Xiamen Haxing, Shanghai Hamao and Shanghai Haluo are wholly foreign-owned enterprises incorporated in the PRC.

(2)
Songcheng Zha holds 100% equity interest in Zhengzhou Habai. Zhengzhou Habai is primarily involved in providing ride-hailing services.

(3)
Shanghai Yunxin, Youon Technology Co., Ltd., or Youon Technology, a company listed on the Shanghai Stock Exchange (stock code: 603776), Ningbo Chiying Investment Management Partnership (Limited Partnership), or Ningbo Chiying, and Ningbo Juying Zhumei Investment Management Partnership (Limited Partnership), or Juying Zhumei, hold 35.94%, 23.26%, 18.90% and 13.15% equity interest in Haluo Inclusive, respectively. The remaining equity interest is held by several minority shareholders of Haluo Inclusive. Shanghai Yunxin and Youon Technology are affiliates of our principal shareholders, Antfin (Hong Kong) Holding Limited and YOUON (Cayman) Investment Co., Ltd., respectively. Our co-founder, director and chief executive officer, Lei Yang, is the general partner of Ningbo Chiying and holds 99.9% equity interest. Our co-founder, Wei Jiang, our co-founder, director and president, Kaizhu Li, Songcheng Zha and Peigang Wu are limited partners of Juying Zhumei and hold 33.33%, 27.78%, 22.22% and 16.67% equity interest, respectively. The remaining 0.01% equity interest is held by our co-chief financial officer, Xiaodong Chen, who is the general partner of Juying Zhumei. The equity interest of Lei Yang, Kaizhu Li and Xiaodong Chen in Haluo Inclusive will remain the same immediately after the completion of this offering. See "Principal Shareholders" for their respective equity interest in our company immediately after the completion of this offering.

  Pursuant to the exclusive call option agreement, each shareholder of Haluo Inclusive has granted an exclusive option to Shanghai Haluo to purchase, by itself or persons designated by it, at its discretion at any time and to the extent permitted under PRC law, all or part of their equity interests in Haluo Inclusive. See "—Contractual Arrangements with Consolidated VIEs and Their Shareholders." Shanghai Haluo may exercise such call option in the event that any shareholders of Haluo Inclusive (or their affiliates) divest their interests in our ADSs or ordinary shares.
(4)
Chengdu Habai is primarily involved in operating our carpooling marketplace.

(5)
Shanghai Junzheng is primarily involved in providing information technology support to our two-wheeler services

(6)
Shanghai Junfeng is primarily involved in providing shared two-wheeler services.

Contractual Arrangements with Consolidated VIEs and Their Shareholders

        Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications service, or VATS, which include the operation of Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in the Internet information service industry in China, currently conduct these activities mainly through Haluo Inclusive and Zhengzhou Habai, our consolidated VIEs, and their respective subsidiaries. We effectively control each of our consolidated VIEs through a series of contractual arrangements between such VIEs, their respective shareholders, and Shanghai Hamao and Shanghai Haluo, or our WFOEs, as applicable, as described in more detail below, which collectively enable us to:

  •
  exercise effective control over our consolidated VIEs and their subsidiaries;

  •
  receive substantially all the economic benefits of our consolidated VIEs; and

  •
  have an exclusive option to purchase all or part of the equity interests, in or all or part of the assets of each of our consolidated VIEs when and to the extent permitted by PRC law.

        As a result of these contractual arrangements, we are the primary beneficiary of our consolidated VIEs and their subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

        In the opinion of King & Wood Mallesons, our PRC legal counsel:

  •
  the ownership structures of each of our WFOEs and respective consolidated VIE in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

  •
  the contractual arrangements among each of our WFOEs, respective consolidated VIE and its shareholder(s) governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and not violate any applicable PRC law, regulation, or rule currently in effect.

        However, we have been further advised by our PRC legal counsel, King & Wood Mallesons, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors—Risks Relating to Our Corporate Structure."

        All the agreements under our contractual arrangements are governed by PRC laws and provide that the disputes shall be submitted to courts where the contractual arrangements were executed for resolution. For additional information, see "Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our mobile apps, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business" and "—Certain terms of the contractual arrangements with our consolidated VIEs may not be enforceable under PRC laws."

        The following is a summary of the currently effective contractual arrangements by and among (i) our wholly owned subsidiary, Shanghai Hamao, our consolidated VIE, Zhengzhou Habai and its shareholder and (ii) our wholly owned subsidiary, Shanghai Haluo, our consolidated VIE, Haluo Inclusive and its shareholders.

Agreements and other documents that Provide Us with Effective Control over Our Consolidated VIEs and Their Subsidiaries

        Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreements, shareholders of our consolidated VIEs have pledged all of their equity interest in our consolidated VIEs to respectively guarantee the performance of obligations by our consolidated VIEs and their shareholders under the relevant contractual arrangements, which include the power of attorney agreements, exclusive business cooperation agreements and exclusive call option agreements. If our consolidated VIEs or any of their shareholders breach their contractual obligations under these agreements, respective WFOE, as pledgee, will be entitled to all rights regarding the pledged equity interests, including forcing the auction or sale of all or part of the pledged equity interests of the applicable consolidated VIE and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of our consolidated VIEs agrees that, during the term of the equity interest pledge agreements, such shareholder will not transfer the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests or any portion thereof, without the prior written consent of applicable WFOE. Each equity interest pledge agreement will remain effective until the applicable consolidated VIE and its shareholders discharge all of their obligations under the contractual arrangements or all secured indebtedness has been fully paid.

        Power of Attorney Agreements.    Pursuant to the power of attorney agreements, each shareholder of our consolidated VIEs has irrevocably appointed the WFOE or any persons designated by such WFOE as its attorney-in-fact to exercise any and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the voting rights and the right to act as or appoint directors and executive officers of the VIEs). The agreements are effective and irrevocable unless it is terminated by all parties.

Agreements that Allow Us to Receive Economic Benefits from Our Consolidated VIEs and Their Subsidiaries

        Exclusive Business Cooperation Agreements.    Under the exclusive business cooperation agreements, each WFOE has the exclusive right to provide respective consolidated VIE with comprehensive technical support and consulting services and other services. In exchange, each WFOE is entitled to receive a service fee from respective consolidated VIE at an amount as agreed by applicable WFOE on an annual basis or otherwise agreed by the VIE and the WFOE. The WFOE has the right to unilaterally adjust the service fee. Each WFOE owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise terminated by the WFOE in writing, each exclusive business cooperation agreement continuously remains effective.

        Financial Support Letters.    Pursuant to the financial support letters, we are obligated and thereby undertake to provide unlimited financial support to our VIEs, to the extent permissible under the applicable laws and regulations. We agree to forego the right to seek repayment in the event if our VIE is unable to repay such funding.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Our Consolidated VIEs and Their Subsidiaries

        Exclusive Call Option Agreements.    Pursuant to the exclusive call option agreements, each of our consolidated VIEs and each of their shareholders have irrevocably granted respective WFOE an exclusive option to purchase by itself or persons designated by it, at such WFOE's discretion at any time, to the extent permitted under PRC law, all or part of such shareholder's equity interests in the applicable consolidated VIE and/or all or part of the assets of the applicable consolidated VIE. The purchase price of the equity interests in a consolidated VIE should be RMB1 or the minimum price as permitted by PRC law. Each consolidated VIE and its shareholders have agreed that, without the prior written consent of applicable WFOE, such consolidated VIE shall not, among others, amend its articles of association, increase or decrease its registered capital, sell, transfer, pledge or otherwise dispose of its assets, create or allow any encumbrance thereon, provide any loans or guarantees, incur any material obligations or liabilities outside of ordinary course of business or pay any dividend or other distribution to its shareholder(s). Each exclusive call option agreement will remain effective until all equity interests of the applicable consolidated VIE held by its shareholders and all assets of applicable consolidated VIE have been transferred or assigned to respective WFOE or its designated persons.

        Spouse Consent Letters.    The spouse of the shareholder of Zhengzhou Habai, and the spouse of each of our co-founders who are indirect shareholders of Haluo Inclusive executed spouse consent letters. Each signing spouse confirmed that he or she does not enjoy and right or interest in connection with the equity interests of our consolidated VIE held directly or indirectly by his or her spouse. The spouse also irrevocably agreed that he or she would not claim in the future any right or interest in connection with the equity interests in our consolidated VIE held by his or her spouse.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated statements of operations data and summary consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 and summary consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

        Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

Selected Consolidated Statements of Comprehensive Loss Data

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	2,113,672	4,823,321	6,044,357	926,339
Cost of revenues(1)	(3,261,203)	(4,404,724)	(5,329,421)	(816,770)

Gross (loss)/profit	(1,147,531)	418,597	714,936	109,569

Selling and marketing expenses(1)	(90,998)	(268,018)	(364,473)	(55,858)
General and administrative expenses(1)	(230,534)	(466,517)	(770,236)	(118,044)
Research and development expenses(1)	(114,895)	(501,569)	(682,059)	(104,530)
Loss on disposal and write-off of property and equipment	(595,102)	(636,200)	(44,396)	(6,804)

Operating loss	(2,179,060)	(1,453,707)	(1,146,228)	(175,667)

Interest income	7,401	10,925	11,275	1,728
Interest expense	(56,381)	(56,842)	(58,912)	(9,029)
Foreign exchange loss	(4,247)	(395)	(5,366)	(822)
Realized gain on short-term investments	24,125	11,327	34,195	5,241
Change in fair value of financial instruments	125	(20,147)	34,121	5,229
Other expense, net	(8,854)	(4,995)	(11,694)	(1,792)

Net loss before income taxes	(2,216,891)	(1,513,834)	(1,142,609)	(175,112)

Income tax benefits	9,375	9,144	9,014	1,381

Net loss	(2,207,516)	(1,504,690)	(1,133,595)	(173,731)

Net loss attributable to ordinary shareholders	(2,608,189)	(2,998,298)	(4,466,426)	(684,510)

Loss per share attributable to ordinary shareholders
—basic and diluted	12.64	14.53	21.18	3.25
Weighted average number of ordinary shares
—basic and diluted	206,401,909	206,401,909	210,917,898	210,917,898

Note:

(1)
Share-based compensation expenses were allocated as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,077	12,327	6,271	961
Selling and marketing expenses	202	2,043	1,987	305
General and administrative expenses	19,722	43,420	162,246	24,865
Research and development expenses	7,140	20,710	22,599	3,463

Total	32,141	78,500	193,103	29,594

Selected Consolidated Balance Sheets Data

	As of December 31,
	2019	2020
	Actual	Actual		Pro Forma(1)		Pro Forma As Adjusted(2)
	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	1,079,661	825,357	126,491	2,416,473	370,341
Total current assets	3,897,909	3,409,345	522,505	5,000,463	766,358
Total non-current assets	4,990,186	6,195,146	949,446	6,195,146	949,446
Total assets	8,888,095	9,604,491	1,471,951	11,195,609	1,715,804
Total current liabilities	3,723,995	3,913,865	599,827	3,913,865	599,827
Total non-current liabilities	212,466	98,391	15,080	98,391	15,080
Total liabilities	3,936,461	4,012,256	614,907	4,012,256	614,907
Total mezzanine equity	11,706,545	16,697,734	2,559,042	—	—
Total shareholders' (deficit) equity	(6,754,911)	(11,105,499)	(1,701,998)	7,183,353	1,100,897

(1)
The consolidated balance sheets data as of December 31, 2020 are presented on a pro forma basis to reflect (i) the re-designation of 17,154,480 Series C Preferred Shares into the same number of ordinary shares and the subsequent transfer to GOLD GUARD INVESTMENTS LIMITED, an entity controlled by Mr. Lei Yang, and the transfer of 8,748,784 ordinary shares to such entity on March 8, 2021, which collectively resulted in a one-time share-based compensation expenses of RMB335.3 million (US$51.4 million) in March 2021; (ii) the issuance of 28,352,367 Series G convertible redeemable preferred shares on March 31, 2021 and the issuance of 55,919,958 Series G convertible redeemable preferred shares on April 28, 2021; (iii) the issuance of 35,994,402 ordinary shares to Mr. Lei Yang as the CEO award on April 30, 2021, (iv) the issuance of 71,675,171 ordinary shares upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan (including 11,803,886 ordinary shares issued to GOLD GUARD INVESTMENTS LIMITED upon the exercise of share options by Mr. Lei Yang) in March and April 2021; (v) the re-designation of 198,152,069 ordinary shares and the automatic conversion and re-designation of 10,517,117 convertible redeemable preferred shares beneficially owned by Mr. Lei Yang into 208,669,186 Class B ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vi) the re-designation of all the remaining outstanding ordinary shares and the automatic conversion of all of the remaining outstanding convertible redeemable preferred shares into 1,533,609,953 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and (vii) a one-time share-based compensation expenses of RMB306.6 million (US$47.0 million).

(2)
The consolidated balance sheets data as of December 31, 2020 are presented on a pro forma as adjusted basis to reflect (i) the re-designation of 17,154,480 Series C Preferred Shares into the same number of ordinary shares and the subsequent transfer to GOLD GUARD INVESTMENTS LIMITED, an entity controlled by Mr. Lei Yang, and the transfer of 8,748,784 ordinary shares to such entity on March 8, 2021, which collectively resulted in a one-time share-based compensation expenses of RMB335.3 million (US$51.4 million) in March 2021; (ii) the issuance of 28,352,367 Series G convertible redeemable preferred shares on March 31, 2021 and the issuance of 55,919,958 Series G convertible redeemable preferred shares on April 28, 2021; (iii) the issuance of 35,994,402 ordinary shares to Mr. Lei Yang as the CEO award on April 30, 2021, (iv) the issuance of 71,675,171 ordinary shares upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan (including 11,803,886 ordinary shares issued to GOLD GUARD INVESTMENTS LIMITED upon the exercise of share options by Mr. Lei Yang) in March and April 2021; (v) the re-designation of 198,152,069 ordinary shares and the automatic conversion and re-designation of 10,517,117 convertible redeemable preferred shares beneficially owned by Mr. Lei Yang into 208,669,186 Class B ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vi) the re-designation of all the remaining outstanding ordinary shares and the automatic conversion of all of the remaining outstanding convertible redeemable preferred shares into 1,533,609,953 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; (vii) a one-time share-based compensation expenses of RMB306.6 million (US$47.0 million); and (viii) the issuance and sale of the Class A ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

Selected Consolidated Statements of Cash Flows Data

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	293,772	1,168,342	2,198,480	336,930
Net cash used in investing activities	(4,189,104)	(1,935,447)	(4,153,016)	(636,478)
Net cash provided by financing activities	3,958,980	2,664,924	1,498,455	229,649
Net increase/(decrease) in cash, cash equivalents and restricted cash	63,648	1,897,819	(456,081)	(69,899)
Cash, cash equivalents and restricted cash at the beginning of the year	392,218	457,365	2,356,664	361,175
Effects of exchange rate changes	1,499	1,480	21,044	3,226
Cash, cash equivalents and restricted cash at the end of the year	457,365	2,356,664	1,921,627	294,502

Key Operating Metrics

        We regularly review a number of key operating metrics to evaluate our business and measure our performance, which are set forth in the table below. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics."

	Three Months Ended,
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020
	(in millions, except for GTV per QTU)
GTV per QTU (in RMB)	5.1	10.7	13.2	11.7	12.3	23.3	27.2	29.3	29.0	35.1	37.7	37.4
QTUs	30.7	60.6	66.4	59.6	53.6	82.5	98.6	89.8	56.1	90.5	115.2	101.7
Transaction Volume	451	1,425	1,573	1,147	731	1,481	1,860	1,508	546	1,381	1,837	1,431
Shared two-wheeler services	451	1,425	1,573	1,147	729	1,468	1,844	1,485	533	1,356	1,805	1,395
Carpooling marketplace	—	—	—	—	2	12	15	20	12	23	29	30
Others	—	—	—	—	1	1	1	2	1	2	3	5
GTV (in RMB)	157	646	880	699	661	1,921	2,685	2,634	1,627	3,177	4,338	3,810
Shared two-wheeler services	157	646	880	699	570	1,262	1,732	1,343	666	1,534	2,174	1,472
Carpooling marketplace	—	—	—	—	90	656	946	1,278	951	1,598	2,115	2,304
Others	—	—	—	—	1	3	8	14	10	45	49	34

Non-GAAP Financial Measures

        We use Adjusted EBITDA and Adjusted Net (Loss)/Profit, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these measures help us identify underlying trends in our business and core results of operations that could otherwise be distorted by the effect of certain expenses and income that we include in net (loss)/profit, which are either non cash in nature or not directly related to our core operations. By excluding such items, the non-GAAP financial measures facilitate operating performance comparison from period-to-period. We believe that these measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA

        We define Adjusted EBITDA as net (loss)/profit, excluding (i) income tax benefit, (ii) interest income, (iii) interest expense, (iv) depreciation and amortization, (v) realized gain on short-term investments, (vi) changes in fair value of financial instruments, (vii) foreign exchange (loss)/gain, (viii) other income/(expense), net, (ix) loss on disposal and write-off of property and equipment, and (x) share-based compensation expenses. Reconciliation from net (loss)/profit to Adjusted EBITDA is summarized below:

	Year Ended December 31,
	2018	2019	2020
	(in RMB thousands)
Adjusted EBITDA Reconciliation:
Net loss	(2,207,516)	(1,504,690)	(1,133,595)
Add/(deduct):
Income tax benefit	(9,375)	(9,144)	(9,014)
Interest income	(7,401)	(10,925)	(11,275)
Interest expense	56,381	56,842	58,912
Depreciation and amortization	1,725,863	2,093,470	2,472,872
Realized gain on short-term investments	(24,125)	(11,327)	(34,195)
Changes in fair value of financial instruments	(125)	20,147	(34,121)
Foreign exchange loss	4,247	395	5,366
Other expense, net	8,854	4,995	11,694
Loss on disposal and write-off of property and equipment	595,102	636,200	44,396
Share-based compensation expenses	32,141	78,500	193,103

Adjusted EBITDA	174,046	1,354,463	1,564,143

	For the Three Months Ended,
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in RMB thousands)
Adjusted EBITDA Reconciliation:
Net (Loss)/Profit	(568,783)	(153,750)	72,757	(854,914)	(601,499)	(115,429)	177,918	(594,585)
Add/(deduct):
Income tax benefit	(2,343)	(2,344)	(2,344)	(2,113)	(2,341)	(2,343)	(2,131)	(2,199)
Interest income	(2,847)	(3,767)	(2,054)	(2,257)	(2,159)	(2,392)	(2,563)	(4,161)
Interest expense	9,996	10,204	18,687	17,955	19,055	17,467	12,117	10,273
Depreciation and amortization	482,627	491,293	551,175	568,375	512,218	578,994	680,392	701,268
Realized gain on short-term investments	(1,452)	(2,348)	(7,360)	(167)	(9,329)	(4,926)	(12,469)	(7,471)
Changes in fair value of financial instruments	—	—	21,379	(1,232)	(42,539)	40,018	(31,305)	(295)
Foreign exchange (loss)/gain	3,242	(94)	(2,335)	(418)	(5,738)	(1,025)	2,954	9,175
Other income/(expense), net	(1,013)	(5)	3,017	2,996	(5,321)	5,477	4,929	6,609
Loss on disposal and writeoff of property and equipment	24,421	33,951	51,111	526,717	14,745	7,169	9,314	13,168
Share-based compensation expenses	14,951	20,003	21,986	21,560	17,673	16,107	14,683	144,640
Adjusted EBITDA	(41,201)	393,143	726,019	276,502	(105,235)	539,117	853,839	276,422

Adjusted Net (Loss)/Profit

        We define Adjusted Net (Loss)/Profit as net (loss)/profit, excluding (i) realized gain on short-term investments, (ii) changes in fair value of financial instruments, (iii) foreign exchange (loss)/gain, (iv) other income/(expense), net, (v) loss on disposal and write-off of property and equipment, and (vi) share-based compensation expenses. Reconciliation from net (loss)/profit to Adjusted Net (Loss)/Profit is summarized below:

	Year Ended December 31,
	2018	2019	2020
	(in RMB thousands)
Adjusted Net Loss Reconciliation:
Net loss	(2,207,516)	(1,504,690)	(1,133,595)
Add/(deduct):
Realized gain on short-term investments	(24,125)	(11,327)	(34,195)
Changes in fair value of financial instruments	(125)	20,147	(34,121)
Foreign exchange loss	4,247	395	5,366
Other expense, net	8,854	4,995	11,694
Loss on disposal and write-off of property and equipment	595,102	636,200	44,396
Share-based compensation expenses	32,141	78,500	193,103

Adjusted Net Loss	(1,591,422)	(775,780)	(947,352)

	For the Three Months Ended,
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in RMB thousands)
Adjusted Net (Loss)/Profit Reconciliation:
Net (Loss)/Profit	(568,783)	(153,750)	72,757	(854,914)	(601,499)	(115,429)	177,918	(594,585)
Add/(deduct):
Realized gain on short-term investments	(1,452)	(2,348)	(7,360)	(167)	(9,329)	(4,926)	(12,469)	(7,471)
Changes in fair value of financial instruments	—	—	21,379	(1,232)	(42,539)	40,018	(31,305)	(295)
Foreign exchange (loss)/gain	3,242	(94)	(2,335)	(418)	(5,738)	(1,025)	2,954	9,175
Other income/(expense), net	(1,013)	(5)	3,017	2,996	(5,321)	5,477	4,929	6,609
Loss on disposal and writeoff of property and equipment	24,421	33,951	51,111	526,717	14,745	7,169	9,314	13,168
Share-based compensation expenses	14,951	20,003	21,986	21,560	17,673	16,107	14,683	144,640
Adjusted Net (Loss)/Profit	(528,634)	(102,243)	160,555	(305,458)	(632,008)	(52,609)	166,024	(428,759)

        The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

        The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, both of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

RECENT DEVELOPMENTS

Selected Unaudited Financial Data

        The following sets forth certain selected unaudited financial data for the three months ended March 31, 2020 and 2021. We cannot assure you that our financial results for the three months ended March 31, 2021 will be indicative of our financial results for future interim periods or for the full year ending December 31, 2021. These selected unaudited financial data should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with U.S. GAAP. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Revenues:
Shared two-wheeler services	621,529	1,174,973	180,073
Carpooling marketplace	64,094	167,783	25,714
Others	8,316	71,875	11,015

Total Revenues	693,939	1,414,631	216,802

Cost of revenues:
Shared two-wheeler services	(931,078)	(1,234,641)	(189,217)
Carpooling marketplace	(13,951)	(30,875)	(4,732)
Others	(12,077)	(62,148)	(9,525)
Unallocated share-based compensation expenses	(2,294)	(2,647)	(406)

Total cost of revenues	(959,400)	(1,330,311)	(203,880)

Gross (loss)/profit	(265,461)	84,320	12,922

Selling and marketing expenses	(52,614)	(101,084)	(15,492)
General and administrative expenses	(156,366)	(652,984)	(100,074)
Research and development expenses	(160,685)	(180,816)	(27,711)
Loss on disposal and write-off of property and equipment	(14,745)	(11,575)	(1,774)

Operating Loss	(649,871)	(862,139)	(132,129)

Net loss	(601,499)	(835,953)	(128,115)

        Revenues.    Our revenues increased by 103.9% from RMB693.9 million for the three months ended March 31, 2020 to RMB1,414.6 million (US$216.8 million) for the three months ended March 31, 2021, primarily due to the continued expansion and diversification of our business and increased use of our local services as the market in China has substantially recovered from the COVID-19 pandemic.

  •
  Shared two-wheeler services.  Revenues from our shared two-wheeler services increased by 89.0% from RMB621.5 million for the three months ended March 31, 2020 to RMB1,175.0 million (US$180.1 million) for the three months ended March 31, 2021 primarily due to an increase in the number of bike and e-bike rides from 533 million for the three months ended March 31, 2020 to 1,021 million for the three months ended March 31, 2021. This was in turn driven by the increased use of our two-wheeler services as the market in China has substantially recovered from the COVID-19 pandemic and we expanded and upgraded our fleet.

    Revenue from single ride fees increased by 121.3% from RMB357.6 million for the three months ended March 31, 2020 to RMB791.4 million (US$121.3 million) for the three months ended

    March 31, 2021 primarily due to an increase in the number of single rides. Revenue from subscription fees for ride passes increased by 45.0% from RMB241.8 million for the three months ended March 31, 2020 to RMB350.8 million (US$53.8 million) for the three months ended March 31, 2021 primarily due to an increase in the number of ride passes sold.

  •
  Carpooling marketplace.  Revenues from our carpooling marketplace increased by 161.8% from RMB64.1 million for the three months ended March 31, 2020 to RMB167.8 million (US$25.7 million) for the three months ended March 31, 2021, primarily due to an increase in average distance travelled per ride as riders tend to use our platform for more inter-city travel during the Chinese New Year holiday and an increase in the number of carpooling rides from 12 million for the three months ended March 31, 2020 to 27 million for the three months ended March 31, 2021. This was in turn due to the increased use of our carpooling marketplace as the market in China has substantially recovered from the COVID-19 pandemic and more private car owners joined our platform to provide carpooling services.

  •
  Others.  Revenues from others was RMB8.3 million and RMB71.9 million (US$11.0 million) for the three months ended March 31, 2020 and 2021, respectively, primarily due to the expansion of our e-scooter business as we established new collaboration with over 1,100 franchised stores and sold more than 30,000 e-scooters during the first quarter of 2021.

        Cost of revenues. Our cost of revenues increased by 38.7% from RMB959.4 million (including share-based compensation expenses of RMB2.3 million) for the three months ended March 31, 2020 to RMB1,330.3 million (US$203.9 million) (including share-based compensation expenses of RMB2.6 million (US$0.4 million)) for the three months ended March 31, 2021, which was in line with our business expansion.

  •
  Shared two-wheeler services.  Cost of revenues for our shared two-wheeler services increased by 32.6% from RMB931.1 million for the three months ended March 31, 2020 to RMB1,234.6 million (US$189.2 million) for the three months ended March 31, 2021, primarily due to an increase in battery swapping cost and depreciation as we expanded our e-bike fleet size and an increase in the labor cost for operating and maintenance staff.

    Cost of revenues associated with single ride fees increased by 68.9% from RMB370.4 million for the three months ended March 31, 2020 to RMB625.5 million (US$95.9 million) for the three months ended March 31, 2021 and cost of revenues associated with subscription fees for ride passes increased by 10.0% from RMB549.0 million for the three months ended March 31, 2020 to RMB604.0 million (US$92.6 million) for the three months ended March 31, 2021. Since we allocate cost of revenues primarily based on the proportion of rides on a single-ride basis and under ride passes, the main drivers of such increases are the same as those of the cost of revenues for our shared two-wheeler services as stated above.

  •
  Carpooling marketplace.  Cost of revenues for our carpooling marketplace increased by 121.3% from RMB14.0 million for the three months ended March 31, 2020 to RMB30.9 million (US$4.7 million) for the three months ended March 31, 2021, primarily due to an increase in driver identification fees for background checks as more private car owners joined our platform.

  •
  Others.  Cost of revenues for others was RMB12.1 million and RMB62.1 million (US$9.5 million) for the three months ended March 31, 2020 and 2021, respectively, primarily due to expansion of our e-scooter business.

        Gross (loss)/profit.    As a result of the foregoing, we recorded a gross profit of RMB84.3 million (US$12.9 million) for the three months ended March 31, 2021, as compared to a gross loss of RMB265.5 million for the three months ended March 31, 2020.

        Selling and marketing expenses.    Our selling and marketing expenses increased by 92.1% from RMB52.6 million for the three months ended March 31, 2020 (including share-based compensation expenses of RMB575 thousand) to RMB101.1 million (US$15.5 million) (including share-based compensation expenses of RMB507 thousand (US$78 thousand)) for the three months ended March 31, 2021, primarily due to an increase in payroll expenses as we hired more selling and marketing staff and an increase in promotional expenses, mainly to promote our carpooling marketplace.

        General and administrative expenses.    Our general and administrative expenses increased by 317.6% from RMB156.4 million for the three months ended March 31, 2020 to RMB653.0 million (US$100.1 million) for the three months ended March 31, 2021 primarily due to an increase in share-based compensation expenses from RMB9.8 million for the three months ended March 31, 2020 to RMB443.9 million (US$68.0 million) for the three months ended March 31, 2021 relating to certain share grants to our chief executive officer and an increase in payroll expenses from RMB99.1 million to RMB149.8 million (US$23.0 million) as we hired more administrative personnel to support the expansion of our business.

        Research and development expenses.    Our research and development expenses increased by 12.5% from RMB160.7 million (including share-based compensation expenses of RMB5.0 million) for the three months ended March 31, 2020 to RMB180.8 million (US$27.7 million) (including share-based compensation expenses of RMB8.1 million (US$1.2 million)) for the three months ended March 31, 2021 as we continued to enhance our research and development efforts.

        Loss on disposal and write-off of property and equipment.    Our loss on disposal and write-off of property and equipment decreased by 21.5% from RMB14.7 million for the three months ended March 31, 2020 to RMB11.6 million (US$1.8 million) for the three months ended March 31, 2021 primarily due to a decrease in write-offs associated with lost two-wheeled vehicles.

        Net loss.    As a result of the foregoing, our net loss for the three months ended March 31, 2021 was RMB836.0 million (US$128.1 million) as compared to a net loss of RMB601.5 million for the three months ended March 31, 2020.

        Our total revenues and revenues from shared two-wheeler services for the three months ended March 31, 2021 decreased on a quarter-over-quarter basis from those for the three months ended December 31, 2020, as the first quarter has historically been the slowest seasons in a calendar year for our shared two-wheeler services due to colder weather conditions and the Chinese New Year holiday. The negative impact of seasonality on revenues was partially offset by an increase in revenues from carpooling marketplace and other local services due to the expansion of such services. Our net loss increased over the same period primarily due to seasonality and a significant amount of share-based compensation expenses recorded in the three months ended March 31, 2021 mainly relating to certain share grants to our chief executive officer.

        Our capital expenditure for the three months ended March 31, 2021 was RMB963.5 million (US$147.7 million), an increase of 26.2% from RMB763.7 million for the three months ended March 31, 2020, as we expanded and replenished our fleet.

Key Operating Metrics

        Set forth in the table below are our key operating metrics for the three months ended March 31, 2021, as compared with those for the three months ended March 31, 2020. Our GTV and transaction volume increased significantly on a year-over-year basis primarily due to continued expansion of our business and the increased use of our local services as the market in China has substantially recovered from the COVID-19 pandemic. In addition, the scaling and diversification of the local services on our platform generated stronger synergistic effects and further bolstered the growth of our QTUs from 56.1 million for the three months ended March 31, 2020 to 90.8 million for the three months ended March 31, 2021. Diversification of local services also led to an increase in GTV per QTU from RMB29.0 for the three months ended March 31, 2020 to RMB38.0 for the three months ended March 31, 2021.

	Three Months Ended March 31,
	2020	2021
	(in millions, except for GTV per QTU)
GTV per QTU (in RMB)	29.0	38.0
QTUs	56.1	90.8
Transaction Volume	546	1,051
Shared two-wheeler services	533	1,021
Carpooling marketplace	12	27
Others	1	3
GTV (in RMB)(1)	1,627	3,451
Shared two-wheeler services	666	1,164
Carpooling marketplace	951	2,244
Others	10	44

(1)
Our total GTV as disclosed in this prospectus only includes GTV for our core businesses and excludes GTV for the local services that we are pilot testing, some of which have achieved early traction. For instance, this metric excludes GTV for our ride-hailing service which was RMB40.4 million for the three months ended March 31, 2021.

Non-GAAP Financial Measures

        Our Adjusted EBITDA improved from a negative RMB105.2 million for the three months ended March 31, 2020 to a positive RMB182.5 million for the three months ended March 31, 2021, and our Adjusted Net Loss significantly narrowed from RMB632.0 million for the three months ended March 31, 2020 to RMB383.5 million for the three months ended March 31, 2021, demonstrating substantial improvements of our core operating performance. The following tables reconcile our Adjusted EBITDA and Adjusted Net Loss in the three months ended March 31, 2020 and 2021 to net loss, the most directly comparable financial measure calculated and presented in accordance with

U.S. GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for further explanation.

	Three Months Ended March 31,
	2020	2021
	(in RMB thousands)
Adjusted EBITDA Reconciliation:
Net Loss	(601,499)	(835,953)
Add/(deduct):
Income tax benefit	(2,341)	(17,395)
Interest income	(2,159)	(5,901)
Interest expense	19,055	11,425
Depreciation and amortization	512,218	577,869
Realized gain on short-term investments	(9,329)	(1,890)
Changes in fair value of financial instruments	(42,539)	(24,818)
Foreign exchange (loss)/gain	(5,738)	2,768
Other (expense)/income, net	(5,321)	9,625
Loss on disposal and write-off of property and equipment	14,745	11,575
Share-based compensation expenses	17,673	455,190
Adjusted EBITDA	(105,235)	182,495

	Three Months Ended March 31,
	2020	2021
	(in RMB thousands)
Adjusted Net Loss Reconciliation:
Net Loss	(601,499)	(835,953)
Add/(deduct):
Realized gain on short-term investments	(9,329)	(1,890)
Changes in fair value of financial instruments	(42,539)	(24,818)
Foreign exchange (loss)/gain	(5,738)	2,768
Other (expense)/income, net	(5,321)	9,625
Loss on disposal and write-off of property and equipment	14,745	11,575
Share-based compensation expenses	17,673	455,190
Adjusted Net Loss	(632,008)	(383,503)

Other Developments

        We have obtained equity financing of approximately US$79.3 million in aggregate in March 2021 for the issuance of a total of 28,352,367 Series G convertible redeemable preferred shares to certain investors, including an affiliate of CATL, and approximately US$160.3 million in aggregate in April 2021 for the issuance of a total of 55,919,958 Series G convertible redeemable preferred shares to certain investors. See "Description of Share Capital—History of Securities Issuances—Preferred Shares."

        In consideration of Mr. Lei Yang's past and future services, we issued 35,994,402 ordinary shares, or the CEO award, to an entity controlled by Mr. Lei Yang at nominal value on April 30, 2021, subject to certain conditions. See "Management—CEO Award."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward Looking Statements and Industry Data."

Overview

        We are a leading local services platform in China and operate the popular mobile app Hello, which offers a range of local services. Our platform uses technology and innovation to provide our users with local services which are necessary, frequently consumed and inclusively priced to reach and serve a broad user base. Our local services currently include shared two-wheeler services, a carpooling marketplace, and emerging local services and products, including e-scooters, and other services which we are pilot testing, such as an in-store services marketplace, ride-hailing, hotel reservations, mobile grocery stores and online advertising services. Our services are also supplemented by services provided by our associate that operates a battery swapping network.

        As of December 31, 2020, Hello app is China's third largest local services platform by transaction volume and China's most active local services platform by average transaction volume per ATU, according to iResearch.

Our Flywheel and Platform Synergies

        As a leading local services platform, our users are at the core of our platform and our Hello Flywheel.

        We initially started as a local mobility services provider in China. Given the services that we offer are necessary, frequently consumed and inclusively priced, we have managed to amass a highly valuable and engaged user base of 270 million accumulated transacting users, as of December 31, 2020. With the unique value proposition and superior user experience of our local mobility services, our users have demonstrated loyalty to our platform with increasing usage and spending over time. Our users have shown an average retention rate of 64% and 60% after one year and two years on our platform, respectively. The retention rate after one year refers to the percentage of new ATUs in a given year who used our local services at least once in the subsequent year. The retention rate after two years refers to the percentage of new ATUs in a given year who used our local services at least once in the second year after that. As usage frequency of our services increased, we have been able to scale, reduce costs, and enhance our operating efficiency.

        Building on this base and with our Hello Flywheel set in motion, we rapidly launch and scale other local services and products on our platform by leveraging our massive user base and established brand recognition. We believe our large and highly engaged user base provides a unique advantage for future expansion into new local services, as we have demonstrated through our expansion from two-wheeler services, to carpooling marketplace and emerging local services. Our scale, combined with high-frequency usage, provides customer insights that help us determine new, relevant and attractive local services to offer. The loyalty of our users, combined with the strength of our brand, enables efficient and effective cross-selling of new services. The rapid growth of new services in turn drives cost savings and operational efficiency, which further optimizes user experience across our platform.

        As evidence of the power of our Hello Flywheel, our users have been highly supportive of our service expansion. As of December 31, 2020, existing users of Hello Bike represented 63.2% of new users who transacted for the first time for Hello e-Scooter, and 40.2% and 39.9% of new riders and drivers on Hello Carpooling.

        Going forward, we will continue to make investments in long-term growth initiatives to better serve our users and roll out new initiatives prudently, further strengthening our platform and driving virtuous cycles of growth.

Our Financial and Operating Model

        We generate the majority of our revenues from fees paid by users under shared two-wheeler services and commission charged to private car owners for orders completed through our carpooling marketplace, as well as fees and commissions from emerging local services and products.

Shared Two-wheeler Services

        We offer bike sharing and e-bike sharing services known as Hello Bike and Hello e-Bike. We operate our shared two-wheeler services through a combination of company-operated model, our primary model of operation, as well as jointly-operated and franchised models.

        We generate the majority of our revenues from fees on a single ride basis, based on the amount of time each user uses our bike or e-bike, or through ride pass, our subscription service. We recognize corresponding cost of revenues mainly associated with depreciation of bikes and e-bikes as well as operating and maintenance costs.

Carpooling Marketplace

        We operate a carpooling marketplace, Hello Carpooling, to connect private car owners and riders with overlapping travel routes. We provide services to the private car owners to find, receive and fulfill on-demand requests from riders seeking transportation services.

        We generate GTV from the fare paid for trips completed on our platform. From this, we pay a large portion of the fare to the private car owners as their earnings, and retain a commission that we record as revenue. We also offer incentives to encourage private car owners to take orders on our platform.

Others

        We offer new and innovative local services and products for everyday life designed to be inclusive and affordable for the mass-market.

        We adopt direct sales and agent sales models for our Hello e-Scooters. We generate revenue from different sources depending on the model we adopt, including (i) sale of e-scooters, (ii) commission fee charged to franchised stores and manufacturers, and/or (iii) platform service through our proprietary IoT devices installed on e-scooters.

        We develop and pilot test emerging local services and products in select cities typically where Hello's shared two-wheeler presence is strong.

User Acquisition and Engagement Strategy

        The vast majority of our users in our ecosystem are acquired and engaged through our shared two-wheeler services, with limited selling and marketing expenses incurred for user acquisition. Our two-wheeled vehicles bearing our logo are on the road and visible to the general public, serving as branding and attracting new users to our platform. This presence also reinforces engagement among our existing users as they come across our offerings during their daily travels.

        While a significant portion of users of our fast-growing carpooling marketplace and emerging local services and products come to our platform initially through our shared two-wheeler services, we may incur higher selling and marketing expenses in relation to the expansion of these newer offerings. As we continue to scale and diversify our service offerings, we will further leverage our extensive user base and brand recognition to strengthen the cross-sale of our services and further improve our user acquisition efficiency.

Key Operating Metrics

        We track the performance of our business across several metrics on a consolidated basis. We believe that users come to us to fulfill a variety of their daily needs through the increasing number of local service offerings on our platform. Historically, the majority of our QTUs, transaction volume, and GTV were generated by our shared two-wheeler services and carpooling marketplace. Going forward, we expect our emerging local services to contribute an increasing portion of our transaction volume and GTV, as we are able to offer our users a more comprehensive experience.

GTV per QTU

        We measure GTV per QTU by dividing GTV in a period by the corresponding QTU.

        Change in GTV per QTU is a key factor driving our financial performance. Empowered by our Hello Flywheel, our users are highly engaged, with increased reliance and spending on our platform over time. GTV per ATU for our 2017 user cohort has increased significantly from RMB13.1 in year 1 to RMB70.6 in year 4. Similarly, our 2018 and 2019 user cohorts have demonstrated increasing trends in GTV per ATU.

        We expect GTV per QTU to continue to grow as our users become more engaged and our emerging local services and products, which generally have a higher GTV per transaction, contribute an increasing portion of our transaction volume. Leveraging our superior user experience, we primarily increase GTV per QTU in two ways:

  •
  Flywheel effect.  Our Hello Flywheel continuously increases our value proposition as a convenient multi-solution platform and drives transaction volume and GTV per QTU. The local services we offer are necessary, frequently consumed and inclusively priced, making it attractive to a broad base of users including those that may already be using one or more of our services.

  •
  Expanding geographic coverage.  Our emerging local services are initially launched in cities or regions where we believe they offer the most value to local consumers. As we expand the geographic coverage of each of our services and are able to offer more services to each user in each city, we expect to increase our GTV per QTU.

        In addition, as we currently price our local mobility services at a relatively low level, we believe that there is room for upward price adjustment in the future which will further drive our GTV per QTU.

GTV per QTU (in RMB)

Quarterly Transacting Users

        QTUs is the number of user accounts that used at least one of our local services at least once in a given quarter, except that a purchaser of the e-scooter is only as a QTU in the quarter when the purchase was made.

        We use QTUs to assess the engagement of the users on our platform. For the quarter ended December 31, 2020, we had QTUs of 101.7 million, up 13.3% from 89.8 million for the same quarter in 2019.

        We see significant opportunity to continue growing our QTUs. QTUs for the fourth quarter of 2020 represent only 11.7% of the 868.6 million urban residents in China in 2020, according to iResearch.

Quarterly Transacting Users (in millions)

        The number of QTUs on our platform is subject to seasonality. Generally, the first and fourth quarters exhibit relatively lower QTUs as people are less inclined to ride bikes or e-bikes in cold weather. During the first quarter, we also typically see a drop in activity around the Chinese New Year holidays as people return home and spend less time commuting. Our business can be adversely affected by disruptions in the local services industry. For example, QTUs and transaction volume on our platform were negatively impacted by the outbreak of COVID-19, subsequent travel restrictions by local governments and depressed demand in local mobility and other service as people tended to stay and work from home.

Transaction Volume

        We define transaction volume as the number of discrete local service events that our users pay for and complete in a given period, which includes (i) the total number of bike rides and e-bike rides for our shared two-wheeler services, (ii) the total number of carpooling rides by each user for our carpooling marketplace, and (iii) the total number of purchases of e-scooters; for the avoidance of doubt, e-scooter rides are not counted into transaction volume. We believe that transaction volume is a key metric for measuring the scale and usage of our platform.

Transaction Volume (in millions)

        The seasonality that we see in our transaction volume is similar to that seen in our QTUs as historically the majority of both our QTUs and transaction volume have been generated by our shared two-wheeler services. We believe that we have significant opportunities to continue to grow transaction volume both through the continued expansion of our local mobility services and as we launch and scale our emerging local service and product offerings.

        Similar to QTUs, transaction volume on our platform was also negatively impacted by the outbreak of COVID-19 especially during the first half of 2020. Limited outdoor activities from city lockdowns and traffic restriction caused a reduction in the use of our mobility services and thus a decrease in the transaction volume on our platform.

GTV

        We define GTV as the total dollar value, including any applicable taxes, of payments made for shared two-wheeler services, carpooling marketplace and e-scooters on our platform, regardless of whether such amounts are subsequently refunded. GTV is not revenue. GTV is recorded on cash basis whereas revenue is recognized on accrual basis. The primary difference between GTV and revenue lies in our carpooling marketplace. GTV for carpooling marketplace represents the total amount paid by riders on our platform, whereas only a portion of such amount which we retain as our service fee is recognized as revenue. GTV for shared two-wheeler services also differs from revenue in that GTV includes taxes. Since inception, the growth of GTV has compounded over time as a result of the growth in QTUs, transaction volume, and user engagement and spending. As we expand our business, we may include additional products and services in the scope of GTV and transaction volume. This may result in higher GTV and transaction volume in future periods on a comparable basis which is not necessarily associated with the growth of our existing business.

GTV (in millions of RMB)

        We believe that we have significant opportunities to continue growing GTV as a result of our massive total addressable market as well as our expanding service offerings. Currently, the majority of our GTV comes from our shared two-wheeler services and carpooling marketplace. The proportion of our shared two-wheeler GTV that came from our e-bike sharing services has increased from approximately 20% in 2018, the year we launched the service, to almost 50% in 2020, demonstrating our ability to successfully attract users to use different services on our platform. GTV per ride for our shared two-wheeler services increased from RMB0.5 in 2018 to RMB0.9 in 2019, and further to RMB1.1 in 2020. GTV per ride for our carpooling marketplace increased from RMB60.7 in 2019 to RMB73.7 in 2020.

Non-GAAP Financial Measures

        We use Adjusted EBITDA and Adjusted Net (Loss)/Profit, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these measures help us identify underlying trends in our business and core results of operations that could otherwise be distorted by the effect of certain expenses and income that we include in net (loss)/profit, which are either non cash in nature or not directly related to our core operations. By excluding such items, the non-GAAP financial measures facilitate operating performance comparison from period-to-period. We believe that these measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA

        We define Adjusted EBITDA as net (loss)/profit, excluding (i) income tax benefit, (ii) interest income, (iii) interest expense, (iv) depreciation and amortization, (v) realized gain on short-term investments, (vi) changes in fair value of financial instruments, (vii) foreign exchange (loss)/gain, (viii) other income/(expense), net, (ix) loss on disposal and write-off of property and equipment, and (x) share-based compensation expenses. Reconciliation from net (loss)/profit to Adjusted EBITDA is summarized below:

	Year Ended December 31,
	2018	2019	2020
	(in RMB thousands)
Adjusted EBITDA Reconciliation:
Net loss	(2,207,516)	(1,504,690)	(1,133,595)
Add/(deduct):
Income tax benefit	(9,375)	(9,144)	(9,014)
Interest income	(7,401)	(10,925)	(11,275)
Interest expense	56,381	56,842	58,912
Depreciation and amortization	1,725,863	2,093,470	2,472,872
Realized gain on short-term investments	(24,125)	(11,327)	(34,195)
Changes in fair value of financial instruments	(125)	20,147	(34,121)
Foreign exchange loss	4,247	395	5,366
Other expense, net	8,854	4,995	11,694
Loss on disposal and write-off of property and equipment	595,102	636,200	44,396
Share-based compensation expenses	32,141	78,500	193,103

Adjusted EBITDA	174,046	1,354,463	1,564,143

	For the Three Months Ended,
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in RMB thousands)
Adjusted EBITDA Reconciliation:
Net (Loss)/Profit	(568,783)	(153,750)	72,757	(854,914)	(601,499)	(115,429)	177,918	(594,585)
Add/(deduct):
Income tax benefit	(2,343)	(2,344)	(2,344)	(2,113)	(2,341)	(2,343)	(2,131)	(2,199)
Interest income	(2,847)	(3,767)	(2,054)	(2,257)	(2,159)	(2,392)	(2,563)	(4,161)
Interest expense	9,996	10,204	18,687	17,955	19,055	17,467	12,117	10,273
Depreciation and amortization	482,627	491,293	551,175	568,375	512,218	578,994	680,392	701,268
Realized gain on short-term investments	(1,452)	(2,348)	(7,360)	(167)	(9,329)	(4,926)	(12,469)	(7,471)
Changes in fair value of financial instruments	—	—	21,379	(1,232)	(42,539)	40,018	(31,305)	(295)
Foreign exchange (loss)/gain	3,242	(94)	(2,335)	(418)	(5,738)	(1,025)	2,954	9,175
Other income/(expense), net	(1,013)	(5)	3,017	2,996	(5,321)	5,477	4,929	6,609
Loss on disposal and writeoff of property and equipment	24,421	33,951	51,111	526,717	14,745	7,169	9,314	13,168
Share-based compensation expenses	14,951	20,003	21,986	21,560	17,673	16,107	14,683	144,640
Adjusted EBITDA	(41,201)	393,143	726,019	276,502	(105,235)	539,117	853,839	276,422

Adjusted Net (Loss)/Profit

        We define Adjusted Net (Loss)/Profit as net (loss)/profit, excluding (i) realized gain on short-term investments, (ii) changes in fair value of financial instruments, (iii) foreign exchange (loss)/gain, (iv) other income/(expense), net, (v) loss on disposal and write-off of property and equipment and

(vi) share-based compensation expenses. Reconciliation from net (loss)/profit to Adjusted Net (Loss)/Profit is summarized below:

	Year Ended December 31,
	2018	2019	2020
	(in RMB thousands)
Adjusted Net Loss Reconciliation:
Net loss	(2,207,516)	(1,504,690)	(1,133,595)
Add/(deduct):
Realized gain on short-term investments	(24,125)	(11,327)	(34,195)
Changes in fair value of financial instruments	(125)	20,147	(34,121)
Foreign exchange loss	4,247	395	5,366
Other expense, net	8,854	4,995	11,694
Loss on disposal and write-off of property and equipment	595,102	636,200	44,396
Share-based compensation expenses	32,141	78,500	193,103

Adjusted Net Loss	(1,591,422)	(775,780)	(947,352)

	For the Three Months Ended,
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in RMB thousands)
Adjusted Net (Loss)/Profit Reconciliation:
Net (Loss)/Profit	(568,783)	(153,750)	72,757	(854,914)	(601,499)	(115,429)	177,918	(594,585)
Add/(deduct):
Realized gain on short-term investments	(1,452)	(2,348)	(7,360)	(167)	(9,329)	(4,926)	(12,469)	(7,471)
Changes in fair value of financial instruments	—	—	21,379	(1,232)	(42,539)	40,018	(31,305)	(295)
Foreign exchange (loss)/gain	3,242	(94)	(2,335)	(418)	(5,738)	(1,025)	2,954	9,175
Other income/(expense), net	(1,013)	(5)	3,017	2,996	(5,321)	5,477	4,929	6,609
Loss on disposal and writeoff of property and equipment	24,421	33,951	51,111	526,717	14,745	7,169	9,314	13,168
Share-based compensation expenses	14,951	20,003	21,986	21,560	17,673	16,107	14,683	144,640
Adjusted Net (Loss)/Profit	(528,634)	(102,243)	160,555	(305,458)	(632,008)	(52,609)	166,024	(428,759)

        The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

        The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, both of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Key Factors Affecting Our Results of Operations

        Our results of operations are affected by trends in the broader local service industry in China, which in turn is affected by several macroeconomic factors, including:

  •
  China's overall economic growth and per capita spending,

  •
  the urbanization and evolution of consumer behavior and preferences, and

  •
  technological development and adoption.

        Meanwhile, our results are also affected by the competitive and regulatory dynamics in each of the cities or local markets we operate.

Specific Factors Affecting Our Results of Operations

        We believe our results of operations are primarily and more directly affected by the following specific factors:

Our ability to attract and retain users on our platform

        The size and growth of our user base is crucial to our business growth and performance. We face competition from established and emerging Chinese internet players for user traffic and end consumers, and need to respond to any shift in competitors' pricing levels and operational practices in a timely and effective manner. The continued growth of our user base hinges on, among other things, our ability to provide high-quality mobility and daily life solutions. As a result of our effective user engagement and retention efforts, our ATUs increased from 107 million in 2018 to 160 million in 2019, and further grew to 183 million in 2020, generating transaction volume of 5.2 billion in 2020. We have accumulated an active and sticky user base as evidenced by our user retention and transaction frequency. With the self-reinforcing flywheel effect of our network, we are well-positioned to attract more users and drive increased usage of our platform.

Our ability to effectively develop and maintain business infrastructure, and to efficiently meet user demand

        We continue to operate and improve our intelligent fleet network nationwide to ensure accessibility and quality of our shared two-wheeler services. We have made, and intend to continue to incur sizable capital expenditure, research and development expenses and other operational expenses to develop, deploy, upgrade and maintain our two-wheeled fleet network and supporting infrastructure. We believe such investment is core to our user experience which drives transaction frequency, GTV per user and customer lifetime value. Together with our Hello Brain which generates real-time insights on intelligent vehicle management, we are able to compete effectively, serve more rides and enhance utilization of our two-wheeled fleet network.

        Our platform also operates an asset-light carpooling marketplace on which we connect private car owners and riders dynamically. Our ability to attract a sufficient number of private car owners, continue to improve matching efficiency to ensure quick and convenient access for riders and expand geographically, is important to the growth of the business.

        Our ability to develop or maintain our business infrastructure may be affected by regulations. For instance, local government authorities of some cities have applied caps and/or registration mechanisms for shared bikes and e-bikes. While such restrictions on fleet deployment may limit our business expansion and our ability to meet growing demand, the reduction in supply as a result may lead to higher barriers to entry and healthier unit economics.

Our ability to innovate and execute growth initiatives

        Having observed the sizable opportunities especially the broader local services and electric two-wheeled vehicles markets, we will continue to make investments in long-term growth initiatives to expand our service and product offerings and better serve our users. We roll out new initiatives prudently, leveraging our established user base and brand recognition. Our future growth and operating performance will be affected by our effectiveness and efficiency in executing growth initiatives, including:

  •
  Local mobility services.  We will continue to enhance and grow our local mobility services as they are the core of the Hello ecosystem, creating strong platform synergies for the growth of our emerging local services and products. We expect to further expand our bike and e-bike fleet network, as well as invest in Hello Brain, our intelligent management system for smart vehicle.

  •
  Emerging local services and products.  We will continue to innovate and launch emerging services and products on our platform by leveraging our Hello Flywheel. We expect to invest and grow our e-scooter sales through a combination of online channels and offline franchised stores, and our other local services and products, such as our in-store local services marketplace, through partnerships with various service providers and merchants.

        We believe our user scale and platform model enables us to swiftly capture evolving industry trends, innovate and roll out new initiatives with strong synergies. Our ability to successfully expand our products and offerings through innovation will drive our future growth.

Our ability to manage operating costs and expenses

        Our results of operations depend on our ability to manage our costs and expenses. We guide every aspect of our daily operations through data insights and technology, from user acquisition to customer service, and from fleet deployment to network maintenance. As a result, we have observed a clear path to profitability across our business segments. Our gross margin increased from (54.3%) in 2018 to 11.8% in 2020, benefitting mainly from improving economics for our shared two-wheeler services, despite the impact of COVID-19. Our net loss improved from RMB2,207.5 million in 2018 to RMB1,133.6 million (US$173.7 million) in 2020 and our Adjusted Net Loss improved from RMB1,591.4 million in 2018 to RMB947.4 million (US$145.2 million) in 2020. As our business grows, we believe our deep operational expertise, coupled with the Hello Flywheel, will enable us to realize structural cost savings and compete even more efficiently.

Seasonality, weather and other disruption in the consumer service industry

        Seasonality, weather and other events can impact the demand for our service offerings. Historically, we have generated lower revenues in the first and fourth quarters because our users are less inclined to ride bikes or e-bikes in cold weather. Our business can be adversely affected by disruptions in the consumer service industry. For example, QTU and transaction volume on our platform were negatively impacted by the outbreak of COVID-19, subsequent travel restrictions by local governments and depressed transportation demand as people tend to stay at from home. See "—Impact of COVID-19 to Our Business".

Impact of COVID-19 to Our Business

        Beginning in January 2020, the COVID-19 pandemic and government measures imposed to contain its spread have disrupted and may continue to affect our business and results of operations. Due to health and safety concerns, people have tended to stay at home and limit outdoor activities, particularly in the first half of 2020, which caused a reduction in the use of our mobility services and thus a decrease in the transaction volume on our platform in 2020. City lockdowns and traffic restriction have also caused a slowdown in our fleet deployment and expansion into new cities. We have gradually recovered from the impact of COVID-19 in the second half of 2020, managing to achieve a year-on-year increase in revenue of 25.3% from RMB4,823.3 million in 2019 to RMB6,044.4 million (US$926.3 million) in 2020. As people resume normal life in China, we believe that our shared two-wheeler services will be an attractive mobility option to riders as they can travel in an open-air environment. We will continue to adapt and refine our services to combat any potential impact of COVID-19.

        Some of the cities and regions in China have recently experienced a resurgence in COVID-19 cases. The extent to which COVID-19 may continue to impact our business and results of operations remains uncertain. We will continue to monitor the evolving situation of COVID-19 so that we can take prompt action to address any potential challenges. For risks associated with COVID-19, see "Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition."

Our Operating Segments

        We operate our business in three operating segments:

  •
  Shared two-wheeler services.  Our shared two-wheeler services segment is comprised of bike sharing and e-bike sharing services.

  •
  Carpooling marketplace.  Our carpooling marketplace connects private car owners and riders with overlapping travel routes.

  •
  Others.  Others primarily include e-scooters and other services and products.

        This presentation reflects how we manage our business to maximize efficiency in allocating resources. This presentation also provides further transparency to our various businesses that are executing different phases of growth. In measuring the operating results of these three segments, we present each segment's revenues, cost of revenues and gross (loss)/profit. Share-based compensation expenses are not allocated to individual segments.

        The table below sets forth financial information of our reported segments for periods indicated:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Shared two-wheeler services	2,113,672	4,544,326	5,502,586	843,309
Carpooling marketplace	—	200,174	462,948	70,950
Others	—	78,821	78,823	12,080

Total revenues	2,113,672	4,823,321	6,044,357	926,339

Cost of revenues:
Shared two-wheeler services	(3,256,126)	(4,252,738)	(5,135,368)	(787,030)
Carpooling marketplace	—	(59,098)	(86,316)	(13,229)
Others	—	(80,561)	(101,466)	(15,550)

Total cost of revenues	(3,256,126)	(4,392,397)	(5,323,150)	(815,809)

Gross (loss)/profit:
Shared two-wheeler services	(1,142,454)	291,588	367,218	56,279
Carpooling marketplace	—	141,076	376,632	57,721
Others	—	(1,740)	(22,643)	(3,470)

Total gross (loss)/profit	(1,142,454)	430,924	721,207	110,530

Reconciliation:
Share-based compensation expenses	(5,077)	(12,327)	(6,271)	(961)

Gross (loss)/profit reported in the consolidated statement of comprehensive (loss)/income	(1,147,531)	418,597	714,936	109,569

        For trends analysis of our segment revenue and segment cost of revenue, please see "—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019" and "—Results of Operations—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018."

Key Components of Results of Operations

Revenues

        We derive our revenues primarily from (i) fees we charge our users for the shared two-wheeler services, including single ride fees and subscription fees for ride passes, (ii) service fee charged to private car owners of our carpooling marketplace, and (iii) others, which primarily relate to sale of e-scooters and provision of online advertising services.

        The following table sets forth a breakdown of our revenues, expressed in absolute amounts and as a percentage of our total revenues, for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Shared two-wheeler services	2,113,672	100.0	4,544,326	94.2	5,502,586	843,309	91.0
Carpooling marketplace	—	—	200,174	4.2	462,948	70,950	7.7
Others	—	—	78,821	1.6	78,823	12,080	1.3

Total	2,113,672	100.0	4,823,321	100.0	6,044,357	926,339	100.0

Cost of Revenues

        Our cost of revenues consists of (i) costs related to shared two-wheeler services, which primarily includes depreciation of bikes and e-bikes, labor costs of operating and maintenance staff, service fee paid to joint operation partners, costs relating to repair and maintenance, battery swapping costs, and cloud service fees; (ii) costs related to our carpooling marketplace, which primarily includes driver identification fees for background search and payment platform transaction fees for the carpooling services segment; and (iii) costs related to other services and products, which primarily include costs of e-scooters. The following table presents our cost of revenues, expressed in absolute amounts and as a percentage of the corresponding segment revenues, for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Shared two-wheeler services	3,256,126	154.1	4,252,738	93.6	5,135,368	787,030	93.3
Carpooling marketplace	—	—	59,098	29.5	86,316	13,229	18.6
Others	—	—	80,561	102.2	101,466	15,550	128.7
Unallocated share-based compensation expenses	5,077	—	12,327	—	6,271	961	—

Total	3,261,203	154.3	4,404,724	91.3	5,329,421	816,770	88.2

Selling and Marketing Expenses

        Selling and marketing expenses mainly consist of advertising expenses, including incentives to encourage users to use our carpooling marketplace, communication fees relating to promotional text messages, payroll and share-based compensation expenses for our selling and marketing staff, rent and utility fees, amortization of trademark and other selling and marketing expenses.

General and Administrative Expenses

        General and administrative expenses mainly consist of payroll, shared-based compensation, professional service and consulting fees, rent and utility fees of offices and other general corporate expenses.

Research and Development Expenses

        Research and development expenses mainly consist of payroll and share-based compensation expenses for personnel engaged in developing and improving our technology system and IT infrastructure, cost for material used in research and development, rent and utility fees, outsourced labor fees for software testing and cloud service fees.

Loss on disposal and write-off of property and equipment

        Loss on disposal and write-off of property and equipment primarily relates to (i) shared bikes and e-bikes that could not be tracked via the installed GPS system for more than six months and could not be otherwise located; (ii) write-off charges for early models of shared bikes and e-bikes that we have phased out in favor of substantially improved newer generation bikes and e-bikes developed leveraging insights into user preferences and operating efficiency optimization; and (iii) shared two-wheeled vehicles that were obsolete or in unusable conditions and sold at scrap value.

Taxation

Cayman Islands

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable to instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

        The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as amended), which became effective on January 1, 2019, together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. A Cayman Islands company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it would be required to satisfy an economic substance test.

Hong Kong

        Our subsidiary, Hong Kong RideTech Limited, is incorporated in Hong Kong and is subject to a Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. For the periods presented, we did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Hong Kong RideTech Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

        The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, and was amended on February 24, 2017 and December 29, 2018, applies a uniform enterprise income tax rate of 25% to both foreign-invested enterprises, or FIEs, and domestic enterprises. Certified high and new technology enterprises, or HNTEs, are entitled to a favorable statutory tax rate of 15%, subject to renewal every three years. During the three-year period, an HNTE must file the annual report to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. If an HNTE fails to file the annual report for two years or fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%.

        Shanghai Junzheng, a subsidiary of our consolidated VIE, is qualified as an HNTE, which entitles it to enjoy the beneficial tax rate of 15% for the years 2021 through 2023.

        Under the EIT Law, dividends generated after January 1, 2008 and payable by an FIE in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

        The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a "resident enterprise" and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located." Based on a review of surrounding facts and circumstances, we understand that none of our entities was recognized by the PRC tax bureau as a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	2,113,672	100.0	4,823,321	100.0	6,044,357	926,339	100.0
Cost of revenues(1)	(3,261,203)	(154.3)	(4,404,724)	(91.3)	(5,329,421)	(816,770)	(88.2)

Gross (loss)/profit	(1,147,531)	(54.3)	418,597	8.7	714,936	109,569	11.8

Selling and marketing expenses(1)	(90,998)	(4.3)	(268,018)	(5.6)	(364,473)	(55,858)	(6.0)
General and administrative expenses(1)	(230,534)	(10.9)	(466,517)	(9.7)	(770,236)	(118,044)	(12.7)
Research and development expenses(1)	(114,895)	(5.4)	(501,569)	(10.4)	(682,059)	(104,530)	(11.3)
Loss on disposal and write-off of property and equipment	(595,102)	(28.2)	(636,200)	(13.2)	(44,396)	(6,804)	(0.7)

Operating loss	(2,179,060)	(103.1)	(1,453,707)	(30.1)	(1,146,228)	(175,667)	(19.0)

Interest income	7,401	0.4	10,925	0.2	11,275	1,728	0.2
Interest expense	(56,381)	(2.7)	(56,842)	(1.2)	(58,912)	(9,029)	(1.0)
Foreign exchange loss	(4,247)	(0.2)	(395)	(0.0)	(5,366)	(822)	(0.1)
Realized gain on short-term investments	24,125	1.1	11,327	0.2	34,195	5,241	0.6
Changes in fair value of financial instruments	125	0.0	(20,147)	(0.4)	34,121	5,229	0.6
Other expense, net	(8,854)	(0.4)	(4,995)	(0.1)	(11,694)	(1,792)	(0.2)

Net loss before income taxes	(2,216,891)	(104.9)	(1,513,834)	(31.4)	(1,142,609)	(175,112)	(18.9)

Income tax benefit	9,375	0.4	9,144	0.2	9,014	1,381	0.1

Net loss	(2,207,516)	(104.4)	(1,504,690)	(31.2)	(1,133,595)	(173,731)	(18.8)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,077	12,327	6,271	961
Selling and marketing expenses	202	2,043	1,987	305
General and administrative expenses	19,722	43,420	162,246	24,865
Research and development expenses	7,140	20,710	22,599	3,463

Total	32,141	78,500	193,103	29,594

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

        Revenues.    Our revenues increased by 25.3% from RMB4,823.3 million in 2019 to RMB6,044.4 million (US$926.3 million) in 2020, as we further expanded our shared two-wheeler services and carpooling marketplace. The growth of our revenues was negatively affected by the COVID-19 pandemic, particularly during the first half of 2020, since our users largely reduced outdoor activities out of health and safety concerns and our business expansion was affected by city lockdowns and traffic restrictions.

  •
  Shared two-wheeler services.  Revenue from our shared two-wheeler services increased by 21.1% from RMB4,544.3 million for the year ended December 31, 2019 to RMB5,502.6 million (US$843.3 million) for the year ended December 31, 2020, primarily due to (i) an increase in the number of e-bike rides from 0.8 billion in 2019 to 1.1 billion in 2020 as we increased our e-bike deployment, partially offset by a decrease in the number of bike rides, which had a lower fee rate than e-bike rides, from 4.8 billion in 2019 to 4.0 billion in 2020 primarily due to the impact of COVID-19 during the first half of 2020 and (ii) an increase in the fee rates we charged our users for our shared two-wheeler services.

    Revenue from single ride fees increased by 22.1% from RMB3,049.2 million for the year ended December 31, 2019 to RMB3,724.1 million (US$570.7 million) for the year ended December 31, 2020 primarily due to an increase in the fees that we charged our users on a single-ride basis. Revenue from subscription fees for riding passes increased by 11.9% from RMB1,457.3 million for the year ended December 31, 2019 to RMB1,630.6 million (US$249.9 million) for the year ended December 31, 2020 primarily due to an increase in the fees we charged our users for ride passes.

  •
  Carpooling marketplace.  Revenue from our carpooling marketplace increased by 131.2% from RMB200.2 million for the year ended December 31, 2019 to RMB462.9 million (US$70.9 million) for the year ended December 31, 2020, as we attracted more private car owners and users to our carpooling marketplace to facilitate more rides. The number of carpooling rides increased from 48.9 million in 2019 to 94.5 million in 2020, which contributed to approximately 70% of the increase in carpooling marketplace revenue (assuming other variables remain the same). The increase in revenue from our carpooling marketplace was also attributable to an increase in the average distance traveled per ride from 54.3 kilometer in 2019 to 71.4 kilometer in 2020, which contributed to more than 20% of the increase in carpooling marketplace revenue (assuming other variables remain the same).

  •
  Others.  Revenue from others was RMB78.8 million and RMB78.8 million (US$12.1 million) for the years ended December 31, 2019 and 2020, respectively. In 2020, we had an increase in revenue from online advertising and other emerging services that we started pilot testing, offset by lower revenue derived under the e-scooter agent sales model.

        Cost of revenues. Our cost of revenues increased by 21.0% from RMB4,404.7 million in 2019 to RMB5,329.4 million (US$816.8 million) in 2020, which was in line with our business expansion. Cost of revenues as a percentage of revenues decreased slightly from 91.3% in 2019 to 88.2% in 2020.

  •
  Shared two-wheeler services.  Cost of revenues for our shared two-wheeler services increased by 20.8% from RMB4,252.7 million in the year ended December 31, 2019 to RMB5,135.4 million (US$787.0 million) in the year ended December 31, 2020, primarily due to an increase in depreciation from RMB1,993.2 million to RMB2,354.4 million (US$360.8 million) and, to a lesser extent, an increase in battery swapping cost as we expanded our fleet size of e-bikes, and an increase in cloud service fees.

    Cost of revenues associated with single ride fees increased by 34.4% from RMB1,716.1 million for the year ended December 31, 2019 to RMB2,307.0 million (US$353.6 million) for the year ended December 31, 2020 and cost of revenues associated with subscription fees for ride passes increased by 9.6% from RMB2,521.4 million for the year ended December 31, 2019 to RMB2,762.8 million (US$423.4 million) for the year ended December 31, 2020. Since we allocate cost of revenues primarily based on the proportion of rides on a single-ride basis and under ride passes, the main drivers of such increases are the same as those of the cost of revenues for our shared two-wheeler services as stated above.

  •
  Carpooling marketplace.  Cost of revenues for our carpooling marketplace increased by 46.0% from RMB59.1 million in the year ended December 31, 2019 to RMB86.3 million (US$13.2 million) in the year ended December 31, 2020, primarily due to an increase in driver identification fee and payment platform transaction fee associated with the rapid growth of our carpooling marketplace.

  •
  Others.  Cost of revenues for others increased by 25.9% from RMB80.6 million in the year ended December 31, 2019 to RMB101.5 million (US$15.6 million) in the year ended December 31, 2020, primarily due to an increase in cost of revenues attributable to emerging services, partially offset by lower cost attributable to e-scooter business given the temporary shift of focus to agent model.

        Gross profit.    As a result of the foregoing, we recorded a gross profit of RMB714.9 million (US$109.6 million) for the year ended December 31, 2020, as compared to a gross profit of RMB418.6 million for the year ended December 31, 2019.

        The gross margin for single ride fees was 43.7% and 38.1% for the years ended December 31, 2019 and 2020, respectively. The gross margin for subscription fees for ride passes was (73.0)% and (69.4)% for the years ended December 31, 2019 and 2020, respectively. The gross margin for single ride fees is higher than that for subscription fees primarily because the average fee per ride for single rides is higher than that under ride passes.

        Selling and marketing expenses.    Our selling and marketing expenses increased by 36.0% to RMB364.5 million (US$55.9 million) in 2020 from RMB268.0 million in 2019. The increase was primarily attributable to an increase in payroll expenses as we hired more selling and marketing staff and an increase in driver incentives, which were issued in exchange for distinct services, from RMB15.6 million in 2019 to RMB54.7 million (US$8.4 million) in 2020 to attract more private car owners to our carpooling marketplace, partially offset by a slight decrease in user incentives from RMB57.9 million in 2019 to RMB50.2 million (US$7.7 million) in 2020. Selling and marketing expenses as a percentage of revenues slightly increased from 5.6% in 2019 to 6.0% in 2020.

        General and administrative expenses.    Our general and administrative expenses increased by 65.1% from RMB466.5 million in 2019 to RMB770.2 million (US$118.0 million) in 2020 primarily due to an increase in payroll expenses as we hired more administrative personnel to support the expansion of our business and an increase in share-based compensation expenses. General and administrative expenses as a percentage of revenues slightly increased from 9.7% in 2019 to 12.7% in 2020.

        Research and development expenses.    Our research and development expenses increased by 36.0% from RMB501.6 million in 2019 to RMB682.1 million (US$104.5 million) in 2020, primarily due to an increase in payroll expenses as we hired more research and development personnel to develop new business initiatives and an increase in cloud service fees. Our research and development expenses as a percentage of our revenues slightly increased from 10.4% in 2019 to 11.3% in 2020.

        Loss on disposal and write-off of property and equipment.    Our loss on disposal and write-off of property and equipment decreased by 93.0% from RMB636.2 million in 2019 to RMB44.4 million (US$6.8 million) in 2020. The main reason for the decrease was that we incurred write-off charges in 2019 for early models of shared e-bikes that we have phased out in favor of substantially improved newer generation e-bikes developed leveraging insights into user preferences and operating efficiency optimization, which did not recur in 2020.

        Interest income.    Our interest income was RMB11.3 million (US$1.7 million) in 2020, as compared to RMB10.9 million in 2019, which was primarily relating to our bank deposit and short-term investments.

        Interest expense.    Our interest expense was RMB58.9 million (US$9.0 million) in 2020, as compared to RMB56.8 million in 2019, which was primarily associated with our bank borrowings and the convertible loan extended by Shanghai Yunxin to us, or the Convertible Loan, which was converted into 32,984,308 Series F convertible redeemable preferred shares on August 14, 2020 (after giving retrospective effect to the share split). See "—Liquidity and Capital Resources."

        Foreign exchange loss.    We recorded a foreign exchange loss of RMB0.4 million in 2019 and a foreign exchange loss of RMB5.4 million (US$0.8 million) in 2020, as a result of changes in the exchange rate of USD to RMB.

        Realized gain on short-term investments.    Our total realized gain on short-term investments increased by 202.7% from RMB11.3 million in 2019 to RMB34.2 million (US$5.2 million) in 2020, primarily due to higher return of our short-term investments in wealth management products upon disposal.

        Change in fair value of financial instruments.    We recorded a fair value gain of RMB34.1 million (US$5.2 million) in 2020, as compared to a fair value loss of RMB20.1 million in 2019, primarily due to changes in fair values of the warrant and equity method investment accounted for using fair value option.

        Other expense, net.    Our other expense for 2020 was RMB11.7 million (US$1.8 million), as compared with other expense of RMB5.0 million in 2019.

        Income tax benefit.    We recorded income tax benefit of RMB9.0 million (US$1.4 million) in 2020, as compared to RMB9.1 million in 2019.

        Net loss.    As a result of the foregoing, our net loss decreased by 24.7% from RMB1,504.7 million in 2019 to RMB1,133.6 million (US$173.7 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

        Revenues.    Our total revenues increased by 128.2% from RMB2,113.7 million in 2018 to RMB4,823.3 million in 2019, as we scaled up our shared two-wheeler services and launched our carpooling marketplace in 2019.

  •
  Shared two-wheeler services.  Revenues from our shared two-wheeler services increased by 115.0% from RMB2,113.7 million in the year ended December 31, 2018 to RMB4,544.3 million in the year ended December 31, 2019, primarily due to an increase in the fee rates we charged our users for shared two-wheeler services and an increase in the number of bike and e-bike rides from 4.6 billion in 2018 to 5.5 billion in 2019, especially e-bikes.

    Revenue from single ride fees increased by 155.7% from RMB1,192.4 million for the year ended December 31, 2018 to RMB3,049.2 million for the year ended December 31, 2019 primarily due to an increase in the fees that we charged our users on a single-ride basis and an increase of approximately 69% in the number of single rides from 2018 to 2019. Revenue from subscription fees for riding passes increased by 59.2% from RMB915.5 million for the year ended December 31, 2018 to RMB1,457.3 million for the year ended December 31, 2019 primarily due to an increase in the fees we charged our users for ride passes.

  •
  Carpooling marketplace.  We started to generate revenue from our carpooling marketplace segment after its launch in 2019 and recorded revenue of RMB200.2 million in the year ended December 31, 2019.

  •
  Others.  Revenue from others was nil and RMB78.8 million in the years ended December 31, 2018 and 2019, respectively, primarily because we pilot tested our e-scooters business in 2019.

        Cost of revenues.    Our cost of revenues increased by 35.1% from RMB3,261.2 million in 2018 to RMB4,404.7 million in 2019, as we expanded our shared two-wheeler services and launched our carpooling marketplace in 2019. Cost of revenues as a percentage of revenues decreased from 154.3% in 2018 to 91.3% in 2019 primarily due to economies of scale.

  •
  Shared two-wheeler services.  Cost of revenues for our shared two-wheeler services increased by 30.6% from RMB3,256.1 million in the year ended December 31, 2018 to RMB4,252.7 million in the year ended December 31, 2019, primarily due to an increase in depreciation from RMB1,638.8 million to RMB1,993.2 million as we expanded our fleet size. The increase was also attributable to an increase in labor cost for operating and maintenance staff.

    Cost of revenues associated with single ride fees increased by 68.0% from RMB1,021.4 million for the year ended December 31, 2018 to RMB1,716.1 million for the year ended December 31, 2019 and cost of revenues associated with subscription fees for ride passes increased by 12.8% from RMB2,235.0 million for the year ended December 31, 2018 to RMB2,521.4 million for the year ended December 31, 2019. Since we allocate cost of revenues primarily based on the proportion of rides on a single-ride basis and under ride passes, the main drivers of such increases are the same as those of the cost of revenues for our shared two-wheeler services as stated above.

  •
  Carpooling marketplace.  We started to incur cost, primarily consisting of driver identification fee and payment platform transaction fee, for our carpooling marketplace after its launch in 2019. We incurred cost of revenues of RMB59.1 million for our carpooling marketplace in the year ended December 31, 2019.

  •
  Others.  Cost of revenues for others was nil and RMB80.6 million in the years ended December 31, 2018 and 2019, primarily relates to cost of the scooters.

        Gross (loss)/profit.    As a result of the foregoing, we incurred a gross loss of RMB1,147.5 million for the year ended December 31, 2018 and recorded a gross profit of RMB418.6 million for the year ended December 31, 2019. The gross margin for single ride fees was 14.3% and 43.7% for the years ended December 31, 2018 and 2019, respectively. The gross margin for subscription fees for ride passes was (144.1)% and (73.0)% for the years ended December 31, 2018 and 2019, respectively. The gross margin for single ride fees is higher than that for subscription fees primarily because the average fee per ride for single rides is higher than that under ride passes.

        Selling and marketing expenses.    Our selling and marketing expenses increased by 194.5% to RMB268.0 million in 2019 from RMB91.0 million in 2018. The increase was primarily attributable to incentives to attract private car owners and users to our carpooling marketplace that we launched in 2019 and an increase in communication fees as we made more promotions. Driver incentives, which were issued in exchange for distinct services, increased from nil in 2018 to RMB15.6 million in 2019, and user incentives increased from nil in 2018 to RMB57.9 million in 2019. Selling and marketing expenses as a percentage of revenues increased from 4.3% in 2018 to 5.6% in 2019 as we enhanced our efforts in marketing our local services, particularly our carpooling marketplace.

        General and administrative expenses.    Our general and administrative expenses increased by 102.4% from RMB230.5 million in 2018 to RMB466.5 million in 2019 primarily due to an increase in payroll expenses as we hired more administrative personnel to support the expansion of our business and an increase in share-based compensation expenses. General and administrative expenses as a percentage of revenues decreased from 10.9% in 2018 to 9.7% in 2019.

        Research and development expenses.    Our research and development expenses increased by 336.6% from RMB114.9 million in 2018 to RMB501.6 million in 2019, primarily due to an increase in payroll expenses as we hired more research and development personnel to develop our IT infrastructure and an increase in cloud service fees. Research and development expenses as a percentage of our revenues increased from 5.4% in 2018 to 10.4% in 2019 primarily due to our enhanced efforts in research and development.

        Loss on disposal and write-off of property and equipment.    Our loss on disposal and write-off of property and equipment increased by 6.9% from RMB595.1 million in 2018 to RMB636.2 million in 2019, primarily relating to write-off charges for early models of shared bikes and e-bikes that we have phased out in favor of substantially improved newer generation bikes and e-bikes developed leveraging insights into user preferences and operating efficiency optimization.

        Interest income.    Our interest income was RMB10.9 million in 2019, as compared to RMB7.4 million in 2018, primarily relating to our bank deposit and short-term investments.

        Interest expense.    Our interest expense was RMB56.8 million in 2019, as compared to RMB56.4 million in 2018, which was primarily associated with our bank borrowings and the Convertible Loan.

        Foreign exchange loss.    We recorded foreign exchange loss of RMB4.2 million and RMB0.4 million in 2018 and 2019, respectively, as a result of changes in the exchange rate of USD to RMB.

        Realized gain on short-term investments.    Our total realized gain on short-term investments decreased by 53.1% from RMB24.1 million in 2018 to RMB11.3 million in 2019, primarily due to lower return of our short-term investments in wealth management products upon disposal.

        Change in fair value of financial instruments.    We recorded a fair value loss of RMB20.1 million in 2019, as compared to a fair value gain of RMB0.1 million in 2018, primarily due to changes in fair values of the warrant and equity method investment accounted for using fair value option.

        Other expense, net.    Our other expense for 2019 was RMB5.0 million, as compared with other expense of RMB8.9 million for 2018.

        Income tax benefit.    We recorded income tax benefit of RMB9.4 million and 9.1 million in 2018 and 2019, respectively.

        Net loss.    As a result of the foregoing, our net loss decreased by 31.8% from RMB2,207.5 million in 2018 to RMB1,504.7 million in 2019.

Selected Quarterly Results of Operations

        The following table sets forth our unaudited interim condensed consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited interim condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited interim condensed consolidated quarterly financial data includes all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and results of operations for the quarters presented. Our historical results for any particular quarter are not necessarily indicative of our future results.

	For the Three Months Ended,
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in RMB thousands)
Revenues	527,536	1,219,961	1,729,659	1,346,165	693,939	1,522,688	2,204,116	1,623,614
Cost of Revenues	(853,648)	(1,006,298)	(1,235,386)	(1,309,392)	(959,400)	(1,217,680)	(1,612,332)	(1,540,009)

Gross (loss)/profit	(326,112)	213,663	494,273	36,773	(265,461)	305,008	591,784	83,605

Selling and marketing expenses	(49,225)	(110,085)	(54,020)	(54,688)	(52,614)	(69,118)	(99,199)	(143,542)
General and administrative expenses	(78,429)	(114,159)	(152,141)	(121,788)	(156,366)	(132,119)	(146,719)	(335,032)
Research and development expenses	(85,013)	(107,572)	(135,254)	(173,730)	(160,685)	(159,755)	(187,102)	(174,517)
Loss on disposal and write-off of property and equipment	(24,421)	(33,951)	(51,111)	(526,717)	(14,745)	(7,169)	(9,314)	(13,168)

Total operating (loss)/profit	(563,200)	(152,104)	101,747	(840,150)	(649,871)	(63,153)	149,450	(582,654)

Interest income	2,847	3,767	2,054	2,257	2,159	2,392	2,563	4,161
Interest expense	(9,996)	(10,204)	(18,687)	(17,955)	(19,055)	(17,467)	(12,117)	(10,273)
Foreign exchange (loss)/gain	(3,242)	94	2,335	418	5,738	1,025	(2,954)	(9,175)
Realized gain on short-term investments	1,452	2,348	7,360	167	9,329	4,926	12,469	7,471
Changes in fair value of financial instruments	—	—	(21,379)	1,232	42,539	(40,018)	31,305	295
Other income/(expense), net	1,013	5	(3,017)	(2,996)	5,321	(5,477)	(4,929)	(6,609)

Net (loss)/profit before income taxes	(571,126)	(156,094)	70,413	(857,027)	(603,840)	(117,772)	175,787	(596,784)

Income tax benefit	2,343	2,344	2,344	2,113	2,341	2,343	2,131	2,199

Net (loss)/profit	(568,783)	(153,750)	72,757	(854,914)	(601,499)	(115,429)	177,918	(594,585)

	For the Three Months Ended,
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in RMB thousands)
Revenues:
Shared two-wheeler services	523,718	1,177,790	1,612,645	1,230,173	621,529	1,386,160	2,053,940	1,440,957
Carpooling marketplace	2,199	31,747	72,758	93,470	64,094	118,733	133,447	146,674
Others	1,619	10,424	44,256	22,522	8,316	17,795	16,729	35,983

Total revenues	527,536	1,219,961	1,729,659	1,346,165	693,939	1,522,688	2,204,116	1,623,614

Cost of revenues:
Shared two-wheeler services	(844,524)	(977,715)	(1,177,794)	(1,252,705)	(931,078)	(1,180,981)	(1,559,540)	(1,463,769)
Carpooling marketplace	(4,817)	(14,974)	(13,899)	(25,408)	(13,951)	(18,556)	(26,538)	(27,271)
Others	(1,669)	(9,932)	(40,609)	(28,351)	(12,077)	(16,561)	(24,882)	(47,946)

Total cost of revenues	(851,010)	(1,002,621)	(1,232,302)	(1,306,464)	(957,106)	(1,216,098)	(1,610,960)	(1,538,986)

Gross (loss)/profit:
Shared two-wheeler services	(320,806)	200,075	434,851	(22,532)	(309,549)	205,179	494,400	(22,812)
Carpooling marketplace	(2,618)	16,773	58,859	68,062	50,143	100,177	106,909	119,403
Others	(50)	492	3,647	(5,829)	(3,761)	1,234	(8,153)	(11,963)

Total gross (loss)/profit	(323,474)	217,340	497,357	39,701	(263,167)	306,590	593,156	84,628

Unallocated expenses:
Share-based compensation	(2,638)	(3,677)	(3,084)	(2,928)	(2,294)	(1,582)	(1,372)	(1,023)

Gross (loss)/profit reported in the consolidated statement of comprehensive (loss)/profit	(326,112)	213,663	494,273	36,773	(265,461)	305,008	591,784	83,605

        The quarterly trend of our results of operations correlates with the seasonality of our business. We typically generate lower revenues in the first and fourth quarters primarily because users of our shared two-wheeler services are less inclined to ride bikes or e-bikes in cold weather. The impact of seasonality on our results of operations for the fourth quarter of 2019 and 2020 was partially offset by additional revenue generated from the increased fleet size of our shared two-wheelers. However, as we incurred higher depreciation charges with a larger fleet, our gross profit margin was lower in the fourth quarter of 2019 and 2020 than in preceding quarters. As we are diversifying our business, trends we have experienced in the past with respect to our results of operations, including those relating to seasonality, may not be indicative of our future trends.

        In the fourth quarter of 2019, we incurred a significant amount of loss on disposal or write-off of property and equipment, primarily due to write-off charges for an early model of shared e-bikes that we have phased out in favor of substantially improved newer generation e-bikes developed leveraging insights into user preferences and operating efficiency optimization. This, combined with seasonality, resulted in a significantly higher net loss in the fourth quarter of 2019.

        Our results of operations for the first and second quarters of 2020 were also negatively affected by the COVID-19 pandemic. See "—Impact of COVID-19 to Our Business."

Liquidity and Capital Resources

        Our primary sources of liquidity have been cash generated from operating activities, issuance of equity securities and bank loans, which have historically been sufficient to meet our working capital and capital expenditure requirements.

        As of December 31, 2019 and 2020, our cash and cash equivalents were RMB1,079.7 million and RMB825.4 million (US$126.5 million), respectively, consisting of cash and demand deposits. Our restricted cash primarily consisted of (i) security deposits held in designated bank accounts for issuance of notes payable and lines of credit, (ii) security deposits that users placed with us before we introduced deposit-free policies for shared two-wheeler services on a large scale, and (iii) advances paid by certain users stored in their respective digital wallets on our platform that can be withdrawn anytime for the use of our services.

        On September 27, 2017, we entered into a loan agreement with Shanghai Yunxin for an aggregate amount of RMB500.0 million. The loan agreement initially provides for a maturity date of the earlier of (i) a certain period after the completion of a subsequent round of financing and (ii) March 31, 2018. On September 30, 2018, we entered into an amendment to the loan agreement in which we granted Shanghai Yunxin an option to convert all or part of the outstanding principal and unpaid interest of the loan to our preferred shares at the next round of qualified financing. We entered into several subsequent amendments to extend the maturity date of the loan and adjust the conversion price. The interest rate of the Convertible Loan was 7% simple interest per annum prior to January 1, 2018 and 8% simple interest per annum after January 1, 2018. We incurred interest expenses of RMB40.6 million, RMB40.6 million and RMB19.3 million (US$3.0 million) for the years ended December 31, 2018, 2019 and 2020, respectively. On August 14, 2020, the Convertible Loan was converted into 32,984,308 Series F convertible redeemable preferred shares (after giving retrospective effect to the share split).

        We recorded negative working capital, and our current liabilities exceeded our current assets by RMB504.5 million (US$77.3 million) as of December 31, 2020. We believe that our current cash and cash equivalents and anticipated cash flows from operating activities and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time or decide to enhance our liquidity position or increase our cash reserve for expansion of our service network or other operational needs, we may seek to issue equity or debt securities or enter into additional credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See "Risk Factors—Risks Relating to Our Business and Industry—We require a significant amount of capital to fund our operations. If we cannot obtain sufficient capital on acceptable terms to fund our operations, our business, financial condition and prospects may be materially and adversely affected."

        The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	293,772	1,168,342	2,198,480	336,930
Net cash used in investing activities	(4,189,104)	(1,935,447)	(4,153,016)	(636,478)
Net cash provided by financing activities	3,958,980	2,664,924	1,498,455	229,649
Net increase/(decrease) in cash, cash equivalents and restricted cash	63,648	1,897,819	(456,081)	(69,899)
Cash, cash equivalents and restricted cash at the beginning of the year	392,218	457,365	2,356,664	361,175
Effects of exchange rate changes	1,499	1,480	21,044	3,226
Cash , cash equivalents and restricted cash at the end of the year	457,365	2,356,664	1,921,627	294,502

Operating Activities

        Net cash flows generated from operating activities for the year ended December 31, 2020 was RMB2,198.5 million (US$336.9 million). The principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB1,133.6 million (US$173.7 million) were adjustments of (i) RMB2,472.9 million (US$379.0 million) in depreciation of and amortization of property and equipment and intangible assets, (ii) RMB193.1 million (US$29.6 million) in share-based compensation expenses, and (iii) RMB44.4 million (US$6.8 million) in loss on disposal and write-off of property and equipment. The amount was further adjusted by changes in itemized balances of operating assets and liabilities, primarily consisted of (i) an increase in accounts and notes payable of RMB166.2 million (US$25.5 million) due to expansion of our business, (ii) a decrease in amounts due from related parties of RMB215.0 million (US$33.0 million) primarily relating to the amount due from Ningde Zhixiang in connection with sale of batteries, and (iii) an increase in accrued expenses and other current liabilities of RMB125.9 million (US$19.3 million) primarily relating to carpooling marketplace service fees to be remitted to the private car owners, partially offset by a decrease in amounts due to related parties of RMB149.6 million (US$22.9 million) primarily relating to the amount due to Ningde Zhixiang in connection with battery swapping services.

        Net cash flows generated from operating activities for the year ended December 31, 2019 was RMB1,168.3 million. The principal items accounting for the difference between our net cash generated from operating activities and our net loss of RMB1,504.7 million were adjustments of (i) RMB2,093.5 million in depreciation of and amortization of property and equipment and intangible assets, (ii) RMB636.2 million in loss on disposal and write-off of property and equipment, and (iii) RMB78.5 million in share-based compensation expenses. The amount was further adjusted by changes in itemized balances of operating assets and liabilities, primarily consisted of (i) an increase in accrued expenses and other current liabilities of RMB205.6 million primarily relating to carpooling marketplace service fees to be remitted to the private car owners, (ii) an increase in amounts due to related parties of RMB103.6 million primarily relating to the amount due to Ningde Zhixiang in connection with the battery swapping services, and (iii) a decrease in other current assets of RMB59.1 million, partially offset by an increase in amounts due from related parties of RMB264.5 million primarily relating to the amount due from Ningde Zhixiang in connection with sale of batteries.

        Net cash flows generated from operating activities for the year ended December 31, 2018 was RMB293.8 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB2,207.6 million were adjustments of (i) RMB1,725.9 million in depreciation of and amortization of property and equipment and intangible assets, and (ii) RMB595.1 million in loss on disposal and write-off of property and equipment. The amount was further adjusted by changes in itemized balances of operating assets and liabilities, primarily consisted of (i) a decrease in other current assets of RMB186.8 million primarily relating to deductible value-added tax, (ii) an increase in accrued expenses and other current liabilities of RMB137.5 million primarily relating to deposits for our shared two-wheeler services, and (iii) an increase in accounts and notes payable of RMB103.4 million due to expansion of our business, partially offset by (i) an increase in non-current assets of RMB140.0 million primarily due to expansion of our business and (ii) a decrease in amounts due to related parties of RMB100.9 million.

Investing Activities

        Net cash used in investing activities was RMB4,153.0 million (US$636.5 million) for the year ended December 31, 2020, which was attributable to purchase of property and equipment of RMB4,025.9 million (US$617.0 million) primarily relating to purchase of bikes and e-bikes and long-term investment of RMB270.5 million (US$41.5 million) relating to Ningde Zhixiang, partially offset by proceeds from disposal of property and equipment of RMB143.5 million (US$22.0 million) primarily relating to disposal of bikes and e-bikes.

        Net cash used in investing activities was RMB1,935.4 million for the year ended December 31, 2019, which was attributable to purchase of property and equipment of RMB2,332.8 million primarily relating to purchase of bikes and e-bikes and long-term investment of RMB380.0 million relating to Ningde Zhixiang, partially offset by proceeds from disposal of property and equipment of RMB777.4 million primarily relating to disposal of bikes and e-bikes.

        Net cash used in investing activities was RMB4,189.1 million for the year ended December 31, 2018, which was attributable to purchase of property and equipment of RMB4,252.2 million primarily relating to purchase of bikes and e-bikes, partially offset by disposal of property and equipment of RMB63.1 million primarily relating to disposal of bikes and e-bikes.

Financing Activities

        Net cash provided by financing activities was RMB1,498.5 million (US$229.6 million) for the year ended December 31, 2020, which primarily consisted of proceeds from convertible redeemable preferred shares of RMB1,634.3 million (US$250.5 million) and proceeds from borrowing of RMB1,012.9 million (US$155.2 million), partially offset by repayment of borrowings of RMB950.0 million (US$145.6 million).

        Net cash provided by financing activities was RMB2,664.9 million for the year ended December 31, 2019, which primarily consisted of proceeds from convertible redeemable preferred shares of RMB2,646.2 million and proceeds from borrowing of RMB114.7 million, partially offset by capital lease payments of RMB94.2 million.

        Net cash provided by financing activities was RMB3,959.0 million for the year ended December 31, 2018, which primarily consisted of proceeds from convertible redeemable preferred shares of RMB4,459.0 million and proceeds from borrowings of RMB500.0 million, partially offset by repayment of borrowing of RMB1,000.0 million.

Capital Expenditures

        We made capital expenditures of RMB4,252.2 million, RMB2,332.8 million and RMB4,025.9 million (US$617.0 million) in 2018, 2019 and 2020, respectively. Our capital expenditures were primarily in connection with purchasing of bikes and e-bikes. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

        The following table sets forth our contractual obligations as of December 31, 2020, which are comprised of purchase commitments relating to the purchase of two-wheeled vehicles, operating lease obligations relating to certain of our leased office premises and capital lease commitments relating to the sale-leaseback transaction for batteries.

	Total		Less than 1 Year	1 - 3 Years	More than 3 Years
	RMB	US$	RMB
	(in thousands)
Purchase commitments	502,904	77,073	502,904	—	—
Operating lease obligations	73,820	11,313	67,674	6,146	—
Capital lease commitments relating to the sale-leaseback transaction	191,281	29,315	160,343	30,938	—

Off-Balance Sheet Arrangements

        As of December 31, 2020, we did not have any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows.

Holding Company Structure

        We commenced our operations in China through Haluo Inclusive Technology Co., Ltd., or Haluo Inclusive (previously known as Jiangsu Youon Low-Carbon Technology co., Ltd.) in August 2014. In November 2017, Shanghai Junzheng Network Technology Co., Ltd., or Shanghai Junzheng, and Shanghai Junfeng Network Technology Co., Ltd., or Shanghai Junfeng were acquired to further expand our business. To facilitate offshore financing, we undertook a reorganization, or the Reorganization. As part of the Reorganization, we incorporated Hello Inc. (formerly known as HB Technologies Corporation), an exempted company incorporated under the laws of Cayman Islands, in July 2018, which became our ultimate holding company. Subsequently, Hello Inc. established Hong Kong RideTech Limited, a Hong Kong limited liability company, as its wholly owned subsidiary. Hong Kong RideTech Limited then established Shanghai Hamao Commerce Consult Co., Ltd., or Shanghai Hamao, and Shanghai Haluo Corporate Development Co., Ltd., or Shanghai Haluo, as wholly foreign-owned enterprises in the PRC. In November 2018, we obtained control of Haluo Inclusive through a series of contractual arrangements among Shanghai Hamao, Haluo Inclusive and its shareholders. In December 2019, we terminated such contractual arrangements and replaced them with similar contractual arrangements among Shanghai Haluo, Haluo Inclusive and its shareholders, through which we retained control of Haluo Inclusive.

        We also obtained control over Zhengzhou Habai Network Technology Co., Ltd., or Zhengzhou Habai, through a series of contractual arrangements among Shanghai Hamao, Zhengzhou Habai and its shareholder.

        Hello Inc., our holding company, has no material operations of its own. We conduct our operations primarily through our subsidiaries, consolidated VIEs and their subsidiaries in China. As a result, Hello Inc.'s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIE and its subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

        Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        The Company uses Renminbi ("RMB") as its reporting currency. All of our revenues and most of our expenses are denominated in Renminbi. The functional currency of our company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIE and the VIE's subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive loss.

        We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$                 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, to a rate of RMB7.1775 to US$1.00, will result in an increase of RMB                 million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, to a rate of RMB5.8725 to US$1.00, will result in a decrease of RMB            million in our net proceeds from this offering.

Interest rate risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

        After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Policies, Judgements and Estimates

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

        Revenues from single ride fees are accounted for in accordance with ASC 840, Leases and revenues from subscription fees from ride passes, and carpooling marketplace services or carpooling, are accounted for under ASC 606, Revenue from Contracts with Customers ("ASC 606").

        Effective January 1, 2018, we elected to adopt the requirements of ASC 606 using the full retrospective method. We apply the five-step model outlined in ASC 606. We account for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. We recognize a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity's performance and the customer's payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in "Contract liabilities" in our consolidated balance sheets. We had no contract assets for the periods presented.

        Using the practical expedient in ASC 606, we do not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes ("VAT") and surcharges.

Shared two-wheeler services

Single ride fees

        Users contract with us at the inception of each ride. We are responsible for providing access to the specified two-wheeler based on the users' desired usage period (the "Rental Period"). During the Rental Period, users have the ability and right to operate the two-wheeler in a manner they determine. We recognize lease payments received as revenue upon completion of each Rental Period.

Subscription fees from ride passes

        We also offer non-cancellable subscription services in the form of short-term ride passes. There are two types of passes, unlimited ride pass and limited ride pass. The contract period for the unlimited ride pass generally ranges from one to 12 months. The contract period for the limited ride pass generally ranges from seven days to one month.

        The nature of our performance obligation under unlimited ride pass is a single performance obligation to stand ready to provide an unspecified quantity of rides throughout the contract period. We recognize revenue on a straight-line basis over the contract period as it most faithfully depicts the simultaneous consumption and delivery of services.

        The nature of our performance obligation under the limited ride pass is to provide a specified quantity of rides throughout the contract period. We do not offer refunds or concessions if the specified quantity of rides is not used during the contract period. We have a right to consideration from our users in an amount that corresponds directly with the value to the user of our performance completed to date (calculated based on stipulated fees per rides and ride records). Therefore, revenue is recognized in the amount to which we have a right to bill upon the completion of each ride throughout the contract period, which generally represents a pro-rated fee per ride.

Carpooling marketplace

        Our platform connects our customers who are private car owners with users, who have overlapping routes. We do not pre-purchase or otherwise obtain control of the private car owners' services prior to its transfer to riders; we do not direct private car owners to perform the service on our behalf, and private car owners have the sole ability to decline a transaction request; and we do not integrate services provided by private car owners with our other services and then provide them to riders. The private car owners have control over the right to the seats in the carpool because it is at their sole discretion to accept or decline a transaction request, and accept or decline any rider. Hence, we are not primarily responsible for carpooling services provided to riders, nor do we have inventory risk related to these services. Our sole performance obligation is to provide the platform to match the private car owners route to the riders. We recognize revenue upon the completion of each trip based on a fixed percentage of the total fare paid to the private owners, however, this fee is capped at a fixed amount that we are entitled to receive.

Incentive Programs

Shared two-wheeler

        Incentives provided to users are recorded as a reduction of revenue if we do not receive a distinct good or service or cannot reasonably estimate the fair value of the good or service received. Such incentives are generally in the form of discounts that reduce the users' fare for future rides, and are recorded as reduction of revenue when used by users.

        We also provide a cash incentive program which encourages users to take a separate action to locate and ride difficult to find or scattered or idled two-wheelers, which are not cost-effective for our operating and maintenance staff to collect and relocate to designated parking zones. Such cash incentives are in exchange for a distinct service with users and approximate fair value of the services received, and therefore, are recorded as cost of revenue as incurred.

Carpooling marketplace

Private car owners

        Incentives provided to private car owners are recorded as a reduction of revenue if we do not receive a distinct good or service or cannot reasonably estimate fair value of the good or service received. Such incentives are generally in the form of cash to encourage first time or existing Drivers to post their routes on our platform, and are recorded as reduction of revenue upon the completion of transactions.

        Short-term incentives provided to existing private car owners for referring new private car owners are paid in the form of cash in exchange for a distinct service and are accounted for as costs to obtain a contract with customers. We determine the amount of incentives approximates fair value for the services received, and expenses such referral payments as incurred in "Selling and marketing expenses". We applied the practical expedient and expensed costs to obtain a contract with customers as incurred because the amortization period would be one year or less.

Riders

        Such incentives are in the form of discounts that are specifically targeted to encourage first time or returning riders to utilize the Carpooling service, or in the form of cash to encourage riders to refer new private car owners. We record incentives to riders as incurred in "Selling and marketing expenses".

Consolidation of affiliated entities

        To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our PRC subsidiaries and VIEs. The equity interests of our VIEs are legally held by their respective shareholders. Despite the lack of technical majority ownership, we have effective control of our VIEs through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIEs. Through the contractual agreements, the shareholders of our VIEs effectively assigned all of their voting rights underlying their equity interests in our VIEs to us and therefore, we have the power to direct the activities of our VIEs that most significantly impact its economic performance. We also have the ability and obligation to absorb substantially all the profits or losses of our VIEs that potentially could be significant to our VIE. Based on the above, we consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See "Risk Factors—Risks Relating to Our Corporate Structure."

Impairment of long-lived assets other than goodwill

        Long-lived assets including property and equipment and intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. We measure the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of our long-lived assets.

Goodwill

        In accordance with ASC 350, Intangibles—Goodwill and Other, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. We also elected to apply a quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. No impairment of goodwill was recorded during the periods presented.

Convertible redeemable preferred shares

        The convertible redeemable preferred shares, or the preferred shares, are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of our Company. We concluded that the preferred shares are not redeemable currently, but it is probable that they will become redeemable. We chose to recognize changes in the redemption value immediately as they occur and adjusted the carrying amount of the preferred shares to equal the redemption value at the end of each reporting period.

        The preferred shares were initially recorded at issue price net of issuance costs. The holders of preferred shares have the ability to convert the instrument into our ordinary shares. We have evaluated the embedded conversion option in the preferred shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the preferred shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption option did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives that are required to be bifurcated.

        Beneficial conversion features exist when the conversion price of the preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the respective series of preferred shares in the our case. When a beneficial conversion feature, or BCF, exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. No BCF, was recognized for the preferred shares because the fair values per ordinary share at the commitment dates were less than the respective most favorable conversion price during the periods presented. We determined the fair value of our ordinary shares with the assistance of an independent third party valuation firm.

        The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by an issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF has been recognized for the periods presented.

Share-based compensation expenses

        We apply ASC 718, Compensation—Stock Compensation, to account for our employee share-based payments. All of our share-based awards are classified as equity awards and generally contain only service vesting conditions for the periods presented, therefore, are recorded in the consolidated financial statements based on their grant date fair values. We elected to account for forfeitures as they occur. The fair value of our restricted shares units was derived from the fair value of our ordinary shares.

Fair value of options

        With the assistance of an independent third party valuation firm, we used the binomial option-pricing model to determine the fair value of the stock options granted to employees. The model requires the input of highly subjective assumptions including the estimated expected share price volatility and the share price upon which (i.e. the exercise multiple) the employees are likely to exercise options. We historically have been a private company and lack information on our share price volatility. Therefore, we estimate our expected share price volatility based on the historical volatility of a group of similar companies, which are publicly-traded. When selecting these public companies on which we have based our expected share price volatility, we selected companies with characteristics similar to us, including the BEV, business model, development stage, risk profiles, position within the industry, and with historical share price information sufficient to meet the contractual life of our share-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. The exercise multiple is estimated as the average ratio of the share price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, we considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. "Employee Stock Option Exercises: An Empirical Analysis." Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. The risk-free interest rates for the periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. Expected dividend yield is based on the fact that we have never paid, and do not expect to pay cash dividends in the foreseeable future. We are also required to estimate the fair value of the ordinary shares underlying our share options when performing the fair value calculations with the binomial option valuation model with the assistance of an independent third party appraiser, we estimated the fair value of our ordinary shares at each respective grant date.

        The assumptions adopted to estimate the fair value of options using the binomial option pricing model were as follows:

	For the year ended December 31,			For the three months ended March 31,	For the month ended April 30
	2018	2019	2020	2021	2021
Risk-free interest rate (%)	3.40 - 3.65	3.17 - 3.42	2.90 - 3.20	3.20	3.05 - 3.17
Volatility (%)	49.00 - 49.59	42.99 - 46.08	50.23 - 50.32	50.21	50.37 - 53.87
Expected exercise multiple	2.5	2.5	2.5	2.5	N/A
Exercise price (RMB)	1.65	1.65	1.65	1.65	—
Fair value per ordinary share at valuation date (RMB)	4.61 - 5.56	5.53 - 7.28	8.04 - 10.34	12.94 - 13.05	[ ]

        These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our options, our share-based compensation expenses could be materially different.

        Fair value of our ordinary shares increased from RMB7.28 in late 2019 to RMB8.04 in June 2020 primarily due to the issuance of Series F convertible redeemable preferred shares in August 2020 at a price of US$2.18 per share for total cash proceeds of US$143.7 million. Fair value of our ordinary shares increased from RMB8.04 in June 2020 to RMB10.34 in late 2020 primarily because we entered into definitive agreements to issue Series G convertible redeemable preferred shares at a price of US$2.80 per share for total cash proceeds of $79.33 million on December 31, 2020; and other positive factors subsequent to June 2020 including:

  •
  Our two wheeler business continues to maintain a leading position;

  •
  We are the second largest carpooling marketplace in China in terms of GTV in 2020, according to iResearch, and we have continued to experience strong growth in our carpooling marketplace business in the second half of 2020 and so far this year;

  •
  Our e-scooters business experienced rapid growth and we have gained increasing market share in certain cities in China; and

  •
  We piloted several emerging local services in certain regions, such as in-store services marketplace and mobile grocery stores that have achieved early traction.

        Fair value of our ordinary shares increased to RMB12.94 and RMB13.05 as of March 8, 2021 and March 31, 2021, respectively, primarily due to the following factors:

  •
  On March 31, 2021, we issued to certain independent investors a total of 28,352,367 Series G convertible redeemable preferred shares at a price of US$2.18 per share for an aggregate principal amount of US$79.3 million. On the same day, we entered into definitive agreements with certain investors to issue a total of 55,919,958 Series G convertible redeemable preferred shares at a price of US$2.87 per share for an aggregate principal amount of US$160.3 million, which were subsequently issued on April 28, 2021 ("Series G+ Transaction"). The total equity value implied by the Series G+ Transaction was applied to determine the fair value of our shares as of March 8, 2021 and March 31, 2021.

  •
  We have achieved strong performance in our shared two-wheeler services and carpooling marketplace in the three months ended March 31, 2021, primarily due to continued expansion and diversification of our business and increased use of our local services as the market in China has substantially recovered from the COVID-19 pandemic. Our other local services, such as e-scooters and ride-hailing service, also grew rapidly. For instance, we established new collaboration with over 1,100 franchised stores and sold more than 30,000 e-scooters during the first quarter of 2021.

        We plan to estimate the fair value of our ordinary shares related to the CEO award as of April 30, 2021 based on the midpoint of the anticipated initial public offering price range, with adjustment for the discount for lack of marketability ("DLOM") of 2% which takes into account the expected timing of our initial public offering. The increase in the fair value of our ordinary shares from March 31, 2021 to April 30, 2021 was primarily due to the following factors:

  •
  We made the initial public filing of the registration statement relating to this offering on April 2, 2021 and subsequent filings, which reduced the uncertainties associated with this offering, resulting in a low DLOM of 2% as of April 30, 2021.

  •
  Our shared two-wheeler services, carpooling marketplace and other local services continued to experience rapid growth. In April 2021, we launched three new models of our self-developed e-scooters installed with VVSMART, our proprietary smart e-scooter operating system, which have received positive market reactions.

Fair value estimates

        The valuation of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to determine the fair value of our ordinary shares, including: external market conditions affecting the mobility service industry, trends within the mobility service industry, the prices at which we sold preferred shares, the superior rights and preference of the preferred shares or other senior securities relative to our ordinary shares at the time of each grant, the results of operations, financials position, status of our research and development efforts, our stage of development and business strategy, and the lack of an active public market for our ordinary shares, and the likelihood of achieving a liquidity event or an initial public offering.

        Once public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share awards.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated balance sheets as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders' deficits and cash flows for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a

"material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified is our company's lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

        We are in the process of implementing a number of measures to address this material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual in accordance with U.S. GAAP for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our company's consolidated financial statements and related disclosures.

        The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation.. See "Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions, with the exception of ASC 606. Revenue from Contracts with Customers. However, pursuant to Section 404 and the related rules adopted by the SEC, we, as a public company after being listed, are required to maintain adequate internal control over financial reporting and include our management's assessment of the effectiveness of our company's internal control over financial reporting in our second annual report after the IPO.

Recent Accounting Pronouncements

        Please see a more detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

OUR MARKET OPPORTUNITIES

        We operate a local services platform, with mobility services as the initial focus. We believe that the high growth potential of mobility services market in China as well as the rapid expansion of the greater local services market fueled by favorable macro-economic drivers provide us with abundant opportunities to further grow and diversify our platform and enhance our presence in China's local services market.

Favorable Macro-Economic Backdrop in China for Service Consumption

China's robust economic growth

        China has witnessed a rapid economic growth in the past decades. China's real GDP grew at a CAGR of 5.5% from RMB73.6 trillion in 2016 to RMB91.1 trillion in 2020, and it is estimated to further grow from 2020 to reach RMB123.1 trillion in 2025 at a CAGR of 6.2%, according to iResearch. The COVID-19 outbreak in early 2020 sharply curtailed normal economic life in China resulting in reduced consumption activities. However, with the effective control of pandemic and strong fiscal support to industry sectors and individuals that were hard hit by the COVID-19, social and economic activities in China have gradually recovered starting from the second quarter of 2020. According to iResearch, the real GDP of China expanded by approximately 2.2% in 2020 compared to that of 2019, showing strong resilience to the pandemic, as the only major world economy with positive GDP growth in 2020.

Rapid urbanization accelerates the needs for local services

        China has a massive population that is fast urbanizing. In 2020, approximately 61.7% of the total population, representing 868.6 million people, lived in urban areas in China, and the percentage is estimated to reach 67.1% by 2025, according to iResearch. China's massive population and rapid urbanization have accelerated the emergence and growth of various types of local services such as food services, mobility services and leisure and entertainment services. As a result, annual consumption expenditure on services in China is estimated to grow at a CAGR of 7.7% from 2020 to 2025, representing a faster growth rate than that on physical goods, according to iResearch.

Vast Internet adoption and well-established infrastructure as foundation for growth in online penetration of local services

        According the iResearch report, the number of mobile internet users in China reached 985.8 million by the end of 2020, accounting for approximately 70.2% of the total population. The penetration rate of online payment has reached 86.5% among Chinese mobile netizens by the end of 2020. Location-based technologies, big data analytics and convenient online payment have driven Chinese consumers to access and pay for various local services online.

Massive Local Service Opportunities Connected by Mobility

        China's total consumption expenditure is estimated to reach RMB58.6 trillion in 2025. In particular, local services, including food services, mobility services, leisure and entertainment services, home services, home improvement services and other services, will outgrow overall consumption. According to iResearch, local services will account for RMB35.3 trillion of consumption in 2025, representing a 5-year CAGR of 12.6% from RMB19.5 trillion in 2020. According to iResearch, the online penetration rate of the local services market reached 24.3% in 2020, and is estimated to reach 30.8% by 2025.

 Market size of local services(1) in China, 2016A-2025E

Source: iResearch report

(1)
Local services consist of food services, mobility services, leisure and entertainment services, home services, home improvement services, and other services. Among them, food services include food delivery, in-store dining and food retail; mobility services include intra-city transportation such as bus and metro, taxi-hailing, car rental, express/premier/luxe car-hailing services, carpooling/ride-sharing, bike sharing and e-bike sharing, and intercity transportation services such as purchase of flight ticket, train ticket and long-distance bus ticket; leisure and entertainment services include vacation packages, KTV clubs, movie ticket purchases and live entertainment services; other services include beauty, wedding, parent-child services, laundry, and car maintenance.

        The local services market represents a huge opportunity, and presents multiple touch points across verticals to reach consumers. Mobility is the second largest vertical and has the highest usage frequency, as an average user in China accesses mobility service apps around seven times per week, according to a survey conducted by iResearch in December 2020. It represents a sizable market that is under-digitalized, with total online and offline consumer expenditure of RMB3,004.1 billion in 2020, according to iResearch.

 Mobile APPs usage frequency per week, 2020A

Source: iResearch report

        Rapid urbanization in China has increased the demand for mobility services as part of consumers' everyday lives. As a frequently used service category by a large number of consumers, mobility services can serve as a natural and essential entry point for the local services market, and provide alternative expansion opportunities into broader daily consumption scenario. Supported by well-developed and scalable technology infrastructure, the emergence of disruptive business models are driving the transformation of the local services industry and the shift of the industry dynamics.

Mobility Service Market in China

Overview of mobility solutions in China

        China's mainstream modes of local transportation can be categorized into two-wheeled vehicles, four-wheeled vehicles (including NEVs), and buses and subway. Local trips in China totaled 512.8 billion in 2020, with two-wheeled vehicles facilitated trips of 238.2 billion, four-wheeled vehicles facilitated trips of 187.9 billion, and buses and subway facilitated trips of 86.7 billion, according to iResearch. The massive mobility demand represents the active yet multifarious mobility needs of urban residents.

        In particular, inclusive mobility services can be categorized into shared two-wheelers and carpooling services. According to iResearch, the market size of China's inclusive mobility services has grown from RMB5.5 billion in 2016 to RMB31.9 billion in 2020, representing a CAGR of 55.0%, and it is expected to reach RMB161.0 billion by 2025, representing a CAGR of 38.2%.

Shared two-wheeler services market

        Rapid urbanization has brought about numerous transportation issues, such as traffic gridlock, increasing travel demand, tailpipe emissions and decreasing accessibility. The massive urban population in China also boosted mass transit infrastructure expansion in the past two decades, with over 1.0 million kilometers of intra-city public transportation under operation by the end of 2020, and passengers transported by intra-city public transportation reached 120.8 billion during full year 2020. The expansion of public transportation infrastructure has brought about the needs of urban residents for the "first-and-last-mile" transportation. The average distance of the "first-and-last-mile" transportation was 1.2 kilometers by the end of 2020, according to iResearch.

        Bike sharing serves as an innovative and attractive "first-and-last-mile" solution for people to connect to public transit, serving travels typically ranging from 0.5 to 3 kilometers, according to iResearch. According to a survey conducted by iResearch in December 2020, bike sharing has become one of the most preferred travel modes for public transit connectivity, short-distance commuting and travels, with lower cost and less travel time spent.

        According to iResearch, there were approximately 325 million electric two-wheeled vehicles ownerships in China by the end of 2020, making China the largest market globally. E-bike has become a popular solution for Chinese people's everyday mobility needs typically beyond 3 kilometers, as e-bikes are faster and more comfortable to use that bring riders an upgraded riding experience. E-bikes are also more convenient, flexible and cost-saving than automobiles for mid-range distance transits, especially in lower-tier cities and when public transportation options are limited. With proven success and operation knowhow accumulated in provision of bike sharing services, a shared network model has also been introduced to e-bikes to efficiently serve intra-city needs on top of privately owned fleets.

        According to iResearch, the market size of China's shared two-wheeler services (consisting of bike-sharing and e-bike sharing) has grown from a relatively minimal level in 2016 to approximately RMB13.8 billion in 2020, representing a CAGR of 287.0%. This market is expected to continue to expand rapidly to reach approximately RMB46.3 billion by 2025 at a CAGR of 27.4%, mainly driven by the growing demand for cost-efficient urban mobility solutions and better riding experience.

Size of China's shared two-wheeler market, 2016A-2025E

Source: iResearch report

        Shared two-wheeler services are considered the most eco-friendly solutions among all shared-use mobility modes, and can help achieve the sustainability goals that most cities have identified as a development priority. According to iResearch, shared two-wheeler services produce minimal carbon emissions, saving carbon emissions of 1.64-3.38 tons for a typical travel range of 10-20 thousand kilometers per year, when compared to the annual emissions of a typical petrol car in China for the same distance.

Carpooling services market

        The increasing demand of riders for more cost-saving and personalized longer-distance mobility services as well as private car owners' desire to have travelling companion and share travel cost have given rise to a new market featuring carpooling services. Carpooling services improve consumer experience by enabling riders to satisfy their personal travelling preferences including cost, comfort and time, and at the same time offering opportunities to private car owners to share their travel cost with riders. The emergence of carpooling services both enhanced the efficacy and efficiency of the existing transit system, which provides incremental supply by filling up idle seats in private cars.

        According to iResearch, the market size of China's carpooling services has grown from approximately RMB5.5 billion in 2016 to approximately RMB18.1 billion in 2020, representing a CAGR of 34.9%, despite the temporary fall in 2019 due to the suspension of services by a major market player. As the carpooling service market continues to mature with enhanced safety and better service quality, it is expected to reach approximately RMB114.8 billion by 2025 at a CAGR of 44.7%, demonstrating increasing consumer acceptance.

Size of China's carpooling market, 2016A-2025E

Source: iResearch report

Drivers for the Inclusive Mobility Services Market

        We believe the following factors have contributed to, and will continue to fuel, the growth of the inclusive mobility services market in China.

  •
  Modal shift towards more sustainable transport—The emergence and growth of inclusive mobility services as sustainable mode of transportation is primarily driven by convenience and cost. In addition, increasing awareness of the environment, rising cost of car ownership, and increasing popularity of new energy vehicles are also contributing to the shift.

  •
  Consumers' preference for one-stop integrated service access—Consumers prefer integrated mobility services that could satisfy their needs for convenience, affordability and a seamless-interconnected journey, which gives rise to the emergence of integrated mobile platforms that could provide a wide selection of mobility services to satisfy consumer's varying and evolving demand.

  •
  Evolving regulatory environment—In general, regulations on mobility services in China takes a decentralized approach, and we noticed that government authorities at different levels in China have released and promoted relevant policies. For example, Shanghai City issued one of China's first city-level bike sharing regulatory guidelines in 2017, which we believe in turn promotes the integration of bike sharing with city planning framework and requires a generally higher standard of fleet management. As more and more cities roll out similar policies, competition will likely to normalize in local markets to drive healthy industry growth.

Market opportunity for Two-Wheeled Electric Vehicles (EV) in China

        With increasing environmental awareness and tightening emission regulations, zero or low carbon emission transportation is becoming a widely advocated urban lifestyle, which is further accelerating the development of inclusive mobility solutions. Electric vehicles, both two-wheeled and four-wheeled, are considered eco-friendly and will rapidly grow in the next decade. According to iResearch, China had a massive electric two-wheeled vehicles parc of approximately 325.0 million vehicles in 2020, being the largest consumer market for two-wheeled EVs globally in terms of retail sales volume in 2020. China's two-wheeled EV industry is fast evolving with growing demand for battery swapping and related infrastructure development.

Retail opportunity for two-wheeled EVs

        The two-wheeled EV market in China has been transitioning from lead-acid batteries to lithium-ion batteries, according to iResearch. As of year-end 2020, the vast majority of two-wheeled EVs in China used lead-acid batteries whereas lithium-ion battery powered vehicles accounted for only 8.6%. The Chinese government has adopted a new national standard promoting the use of lithium-ion battery-powered two-wheeled EVs. The new national standard casts a limit on the total weight of e-scooters, rendering over 86% of the existing vehicles non-compliant as of the end of 2020, the majority of which are lead-acid battery-powered EVs. Lithium-ion battery-powered EVs have significantly lower weight and increased cost-efficiency compared to lead-acid battery-powered EVs. As lithium-ion batteries are safer and more environmentally friendly, their adoption on two-wheeled EVs is expected to significantly increase.

Evolving Two-Wheeled Electric Vehicle Industry, 2020E-2025E

Source: iResearch report

        In addition, two-wheeled EVs owners in China are generally from a younger demographic, who tend to purchase for smart and affordable vehicles through online channels. According to iResearch, the sales volume of two-wheeled EVs in China has grown from approximately 30.0 million in 2016 to approximately 45.0 million in 2020, and the total sales volume for the five-year period from 2021-2025 are expected to reach 258.0 million. By the end of 2025, the sales of the lithium-ion battery-powered EVs as a proportion of all EVs is estimated to reach 71.8%. Going forward, the two-wheeled EV market will benefit from the continued and accelerated digitization in various aspects, such as improved user experience, upgraded industry service standards and optimized management. Brands with established customer touch points and well-designed models are well-positioned to acquire consumers and expand market share in the growing market. In particular, smart two-wheeled EVs with cloud computing capabilities and provide real-time communication between the users and the vehicles will gain popularity.

Battery-as-a-Service infrastructure

        China's two-wheeled EV industry is shifting towards an efficient, intelligently organized and new energy oriented system. This market transformation brings rich potential across the value chain, such as the emergence of the Battery-as-a-Service business model. Battery-as-a-service is highly appealing to riders of two-wheeled EVs as it provides a low-cost, hassle-free and safe way to power their vehicles. According to iResearch, the market size of Battery-as-a-Service for two-wheeled EVs in China has grown from a minimal level in 2016 to RMB1.1 billion in 2020, representing a CAGR of 164.2% from 2018 to 2020, and it is expected to reach RMB63.2 billion by 2025, representing a CAGR of 124.9%.

BUSINESS

Our Mission

        Our mission is to leverage digital technology to provide people with more convenient mobility and inclusive local services of higher quality.

        Our company was founded to build a powerful, technology-driven platform that brings our green, low-carbon, high-efficiency, convenient and inclusive local services and products to more people to improve their lifestyles and facilitate continuous social progress.

Our Business

        We are a leading local services platform in China and operate the popular mobile app Hello, which offers a range of local services. Our platform uses technology and innovation to provide our users with local services which are necessary, frequently consumed and inclusively priced to reach and serve a broad user base. Our local services currently include shared two-wheeler services, a carpooling marketplace, and emerging local services and products, including e-scooters and other services which we are pilot testing, such as an in-store services marketplace, ride-hailing, hotel reservations, mobile grocery stores and online advertising services. Our services are also supplemented by services provided by our associate that operates a battery swapping network.

        As of December 31, 2020, Hello app is China's third largest local services platform by transaction volume and China's most active local services platform by average transaction volume per ATU, according to iResearch. The following chart shows our size and scale.

Our Value Proposition

        To maximize our value proposition to users, we innovatively designed our local services by leveraging technology to address the pain points in the consumption of local services. Our services are centered around the following characteristics:

  •
  Necessary:  We aim to provide our users with innovative and alternative solutions to perform essential activities in their everyday life for better living.

  •
  Frequent:  With a focus on high-frequency services, we have more touch points with our users and develop a greater understanding of them, to better serve them over the long-term.

  •
  Inclusive:  Our services are accessible and affordable to help us reach and serve a broad user base across gender, age, social status and location.

        Specifically, our platform helps our users achieve:

  •
  Time savings:  Our shared two-wheeler services provide a "first-mile" and "last-mile" solution unmet by traditional forms of transportation. Over 97% of our bike sharing and 99% of our e-bike sharing users have saved travel time by using our services, with over 53% and 68% having saved at least 10 minutes per trip, respectively, according to a survey conducted by iResearch in November 2020.

  •
  Cost savings:  Our data-driven approach and focus on operating efficiency enable us to provide low-cost mobility alternatives to our users. Over 96% of our bike sharing and 93% of our e-bike sharing users have saved on travelling expenses by using our services, according to iResearch.

  •
  Healthy lifestyle:  Our shared two-wheeler services provide a healthy and open environment alternative to other forms of transportation. Our QTUs took on average 14.4 rides a quarter on our shared two-wheelers in 2020, with an average ride time of 12.6 minutes and distance travelled of 1.7 kilometers, promoting a healthy lifestyle through habitual exercise.

  •
  Carbon reduction:  We have consciously designed our inclusive services to be low-cost, convenient and environmentally friendly. We have facilitated low-carbon travel of over 24 billion kilometers, which equates to a reduction in CO2 emissions of approximately 667 million kilograms if compared to traveling the same distance by an average petrol car in China, according to iResearch.

Our Services

        We categorize our local services into local mobility services and emerging local services.

        Local mobility services are innovative, environmentally-friendly and convenient mobility services for the mass-market.

        Shared two-wheeler services.    We offer shared two-wheeler services, consisting of bike sharing and e-bike sharing services known as Hello Bike and Hello e-Bike, respectively. We are the largest shared two-wheeler service provider in China and the world as measured by the number of total rides in 2020, according to iResearch. We facilitated 5.1 billion bike and e-bike rides in 2020 and had over 10 million bikes and e-bikes in service as of December 31, 2020. We generated 91% of our revenue from shared two-wheeler services in the year ended December 31, 2020. Our bikes and e-bikes are designed to be comfortable, environmentally-friendly and easy to ride, and our e-bikes are lithium-ion battery powered for pedal assistance. We deploy and rebalance our bikes and e-bikes within each city to complement the existing transportation infrastructure to meet demand fluctuations. Hello Bike and Hello e-Bike are designed as short to medium-distance mobility services. According to iResearch, Hello Bike is used by the majority of users to travel 0.5 - 3.0 kilometers and Hello e-Bike is generally used for trips beyond 3 kilometers. We generate fees on a single ride basis, based on the amount of time each user uses our bike or e-bike with a minimum fee, or through ride pass, our subscription service. As of December 31, 2020, our bikes and e-bikes were deployed in over 300 cities at or above prefecture-level across China. As of December 31, 2020, 8.4% of our new Hello Bike users came from our users of other services.

        Carpooling marketplace.    We operate a carpooling marketplace, Hello Carpooling, to connect private car owners and riders with overlapping travel routes. Hello Carpooling is an environmentally-friendly four-wheeler mobility service designed to complement our shared two-wheeler services, providing convenient and cost-efficient mobility to our users. Enabled through technology, it is a "new category" of travel in China founded on trust that encourages people to share the space in their personal cars. We are the second largest carpooling marketplace in China in terms of GTV in 2020, according to iResearch. In 2020, we facilitated GTV of RMB7.0 billion (US$1.1 billion) through 94.5 million rides, representing market shares of 39% and 30%, respectively, according to iResearch. We generate service fees based on a percentage of total fees paid by riders, with a cap. As of December 31, 2020, Hello Carpooling had accumulated 26.1 million transacting users and 9.3 million registered drivers. As of December 31, 2020, 40.2% of new riders and 39.9% of new private car owners of Hello Carpooling came from our Hello Bike users.

        Emerging local services are new and innovative local services and products for everyday life designed to be inclusive and affordable for the mass-market.

        e-Scooters.    We primarily collaborate with franchised stores to sell smart e-Scooters to end-users on our platform and complement this with our self-operated online Tmall store. While our platform initially featured third-party manufactured e-scooters, starting from late 2020, we leverage user insights derived from our shared two-wheeler services to design and develop smart e-scooters under Hello brand that are built on next generation technologies and smart connectivity. We adopted an integrated business model covering the entire value chain to improve the user experience, and operate Scooter-as-a-Service (SaaS) by ourselves, which is supplemented by Battery-as-a-Service (BaaS) operated by our associate through Hi Battery. Our e-scooters are integrated with our proprietary IoT devices to provide security, real-time positioning, power management and safety features. We have been placing an increasing focus on e-scooters that are lithium-ion battery-powered and designed to be cost-efficient and environmentally-friendly. As of December 31, 2020, 63.2% of new Hello e-Scooter users came from our Hello Bike users. In April 2021, we launched three new models of our self-developed e-scooters. These e-scooters are installed with VVSMART, our proprietary smart e-scooter operating system, which improves the connectivity and integration between e-scooters and smart phones, provides easy access to services and optimizes riding experience.

        Battery-as-a-Service.    Hi Battery is an environmentally-friendly network of lithium-ion battery swapping stations operated under Battery-as-a-Service (BaaS) model. Launched in June 2019, Hi Battery is operated by an entity in which we invest together with Contemporary Amperex Technology Co., Limited, or CATL, and Shanghai Yunxin, a subsidiary of Ant Group Co., Ltd., or Ant Group, to supply safe, convenient and environmentally-friendly energy. Hi Battery swapping stations are located in 55 cities to provide new energy solutions primarily for our e-bike sharing services for now and to increasingly serve e-scooter users, including our Hello e-Scooter users, in the future. The battery swapping service provides significant value as it enables quick and safe replacement of low-charge lithium-ion batteries at convenient locations to save battery charging time and reduce upfront battery purchase costs. Hi Battery is part of our plan to build up a new energy supply infrastructure for the future. Hi Battery, together with Hello e-Bike and Hello e-Scooter, serves as the foray of our expansion to create a new energy platform.

        We are developing and pilot testing emerging local services and products in select cities, typically where Hello's shared two-wheeler presence is strong, including an in-store services marketplace, ride-hailing, hotel reservations, mobile grocery stores and online advertising services.

Our Flywheel

        Our user base is our most valuable asset, and is prioritized above all else. Our guiding principle is to focus on meeting users' needs and constantly improving their experience. Our approach is summarized with the Hello Flywheel.

        We initially put our flywheel into motion through our shared two-wheeler services, which we designed to provide users with a convenient and affordable "first-mile" and "last-mile" solution through a superior user experience. This appealed to users, and as the usage of our services increased, it enabled us to scale and enhance our operating efficiency, and in turn further improving our value proposition and user experience.

        First, the Hello Flywheel drives the growth of our services. Although the flywheel required significant effort to put into motion, once momentum is gathered, it is a self-reinforcing virtuous cycle, providing tangible and quantifiable value to our users and driving our growth, as already apparent in our earlier established local mobility services. The growth of our business scale is illustrated by the following charts.

        Second, we utilize the Hello Flywheel to expand our service offerings. We have amassed a large and highly-engaged user base through providing necessary, frequently consumed and inclusively priced local services. This user base is providing us with deep insights into people's daily habits and pain points starting from mobility, and by leveraging on these consumer insights, we are able to quickly scale into new and appealing services to offer a better user experience.

        Our users have been highly supportive of our service expansion. As of December 31, 2020, existing users of Hello Bike represented more than 60% of new users who transacted for the first time for Hello e-Scooter services, and around 40% of new private car owners and riders on our Hello Carpooling marketplace. Conversely, first time users of our other services represented 8.4% of new Hello Bike users as of December 31, 2020.

Note:

(1)
As of December 31, 2020

        With our users' support, we have continually launched new services. The following chart is a timeline of our service launches:

  Note:

(1)
Services under pilot testing in select cities

        Our focused expansion on inclusive, convenient and environmentally sustainable services has cultivated a positive brand image amongst our users and consumers in China. Our reputation and brand recognition in China provide us with significant organic growth opportunities through word-of-mouth, resulting in efficient and low-cost new user acquisition.

        Going forward, we will continue to expand into more local services within and outside of mobility.

Our Strengths

        We believe the following competitive strengths are key drivers of our success and set us apart from our competitors:

Industry leadership: leadership in local mobility accelerating expansion into more local services

        Since we expanded our bike sharing service in 2017, we have rapidly grown to become a leader in local mobility services in China, according to iResearch. As of December 31, 2020, we were the largest shared two-wheeler service provider in China and globally, having provided 5.1 billion bike and e-bike rides in 2020; and the second largest carpooling marketplace in China, having facilitated GTV of RMB7 billion through 94.5 million rides in 2020, according to iResearch.

        Our industry leadership was established through a relentless focus on user experience facilitated by our proprietary innovative technologies. We entered bike sharing, e-bike sharing and carpooling in 2017, 2018 and 2019, respectively. In all situations, we were a substantial late comer to challenge then-leading incumbents, but have quickly scaled to become a sustainable market leader. In 2020, amid the challenging market condition under the impact of COVID-19, our shared two-wheeler services and carpooling marketplace both achieved positive gross profit, which demonstrates our capability to improve our profitability.

        The success of our local mobility services have set into motion our Hello Flywheel, which provides significant leverage for our expansion from local mobility services to local services. We have recently launched several local services, including Hello e-Scooter, an in-store services marketplace and others, all of which have shown significant growth potential. Providing diversified local services is a natural extension of our mission to enrich people's everyday lives. With the size of China's total local services market expected to grow from RMB19.5 trillion in 2020 to RMB35.3 trillion in 2025, according to iResearch, we see huge potential in enlarging our total serviceable market.

Technology: innovation to drive operating efficiencies and optimize user experience

        We are committed to the development and adoption of the latest technologies as part of our two pronged approach to improve operating efficiencies and user experience. For our technology infrastructure, we have invested heavily into big data, artificial intelligence and cloud computing to create a platform for distributed machine learning, which is applied to assist data analysis on decision making across all our businesses, and as a result our operations in each city are fully digitalized and intelligently managed. Based on this platform, we have developed Hello Brain, an intelligent cloud-based management system for smart vehicles, which automates efficient resource allocation for our shared two-wheel services operations, including vehicle scheduling, maintenance, warehouse management and battery swapping, amongst other tasks, to be efficiently executed by our on-the-ground task force.

        To facilitate data flow with our deployed vehicles, we were the first in China to introduce 4G and Bluetooth beacon connectivity to the IoT devices on our bikes and e-bikes, according to iResearch. With this, we were able to establish an open Internet of Things, or IoT, operations management platform for our shared two-wheel services and e-scooters. This enables us to provide precise location services, delivering reliable real-time navigation for users and facilitating an industry-leading compliant parking rate of 99% in 2020. Moreover, this massive data source provides us with a differentiated position to drive improvements in our operating efficiencies and user experience.

        As a result, our operating efficiency has steadily improved each year. We have also continuously improved the designs of our shared two-wheeler vehicles, and have now achieved industry-leading user satisfaction, according to iResearch.

User base: large, growing and highly-engaged as empowered by the Hello Flywheel

        The local services we offer are necessary, frequently consumed and inclusively priced, which has enabled us to capture a highly valuable user base of 270 million accumulated transacting users, as of December 31, 2020. Our local services, including our local mobility services, exemplify these features:

  •
  Necessary:  According to a survey conducted by iResearch in November 2020, over 99% of our Hello Bike and 96% of our Hello e-Bike users feel bike sharing services are necessary or very necessary services, and over 98% of our Hello Carpooling riders and 93% of our Hello Carpooling drivers feel carpooling marketplace is a necessary or very necessary service in their daily lives.

  •
  Frequent:  In 2020, we had total transaction volume of 5.2 billion. We are China's most active local services platform by average transaction volume per ATU, according to iResearch.

  •
  Inclusive:  Hello Bike and e-Bike and Hello Carpooling are all affordable services and more environmentally-friendly than their alternatives.

        As a result, our users are highly engaged, with increased reliance and spending on our platform over time. Our users have an average retention rate of 64% and 60% after one year and two years on our platform, respectively. In addition, our transacting users show steady spending growth on our platform over time.

  Note:

(1)
Annualized GTV per ATU in Year 1, based on transacting users' average monthly GTV on our platform in Year 1.

        Our large and highly engaged user base provides an irreplicable advantage for future expansion into new areas of local services. The scale, combined with high-frequency usage, provides close-to-the-ground customer insights to determine new, relevant and appealing local services for expansion. The stickiness, combined with our brand, enables efficient and effective cross-selling of new services.

Brand: trusted and preferred by consumers

        The Hello brand is a trusted and preferred brand in local and mobility services in China. According to a survey conducted by iResearch in November 2020, Hello is the most preferred bike and e-bike sharing brand and has the highest usage penetration rate among all the major market players. Consumers of our shared two-wheeler services associate the Hello brand with inclusiveness, convenience and environmental sustainability, according to a survey conducted by iResearch in March 2021. We believe our services have become an integral part of our users' daily lives, and as a result our mobile app Hello has become a highly effective launch pad for us to introduce local services, within and outside of mobility, to our existing users. Our existing users have been highly receptive to new service launches, as 34% of our accumulated transacting users transact on multiple services, and a substantial portion of users of our new services are from our existing user base.

        As a testament to our brand, we have won numerous awards and recognitions. In 2020, we were one of the "Top 500 Most Valuable Brands in China" from BrandCN, and one of the "Better Life—Brand 100" and "New Economy—Brand 100" companies in China from EqualOcean Intelligence.

Synergies: collaborative relationships with Ant Group and CATL

        We have a collaborative relationship with our strategic shareholder, Ant Group, and CATL, a global leader in lithium-ion battery development and manufacturing. We collectively put our users' interest first and aim to maximize our value proposition and provide our user with the best possible customer experience.

  •
  Synergistic effect:  The collaborations between Ant Group and us are highly synergistic as we provide local services and Ant Group provides digital payment and digital finance services, which are complementary services situated along the same value chain. Ant Group's over one billion annual active users can directly access our services from the front page of Ant Group's Alipay app, and in turn, our users can also directly access Ant Group's Ant Forest, a highly engaging and nationally popular social game for massive forestation of China's western desert areas and promote low carbon lifestyle choices, directly from our Hello app. We also provide advertising services to Ant Group by placing advertisements on our bikes.

  •
  Payment and digital infrastructure:  We are a major user of Ant Group's digital payment system. By utilizing the robust payment and digital infrastructure created by Ant Group, we continuosly introduce innovative servives and features to our users. For example, we use Ant Group's Zhima Credit, their proprietary credit scoring system, which enabled us to be the first to waive bike-sharing deposits in China. The popularity of our service and our rapid business expansion in turn contribute to the prosperity of the ecosystem built upon such payment and digital infrastructure.

  •
  New initiatives:  We invested in Ningde Zhixiang together with CATL and Ant Group, which operates Hi Battery, a national battery swapping network that provides new energy solutions for e-bikes and e-scooters. Together, we aim to lead the accelerated adoption of environmentally-friendly lithium-ion battery in China by jointly leveraging our technology know-hows, industry influence and user base. In addition, CATL also serves as our strategic supplier for reliable, safe and cost-efficient lithium-ion batteries, with prioritized capacity commitment.

        We are an important and integral partner of Ant Group and CATL, and will continue to work together to enlarge our market share in existing businesses and expand into new businesses in local services and new energy.

Team: Visionary management with strong execution track record

        We have an experienced management team with a strong track record of successful execution, as evidenced by our success in local mobility services. We are led by our visionary founder Lei Yang, a serial entrepreneur with extensive experience in several tech start-ups, and co-founder Kaizhu Li, a tech veteran with over two decades of experience in the IT industry. In recognition of his achievements, our founder Lei Yang won "Forbes China 30 under 30" award in 2017. Our management has deep and diversified expertise across different areas, such as mobility, technology, finance and operations, and provides valuable insights to our strategic growth. From the outset, we have clearly set our target to go beyond mobility and build up a local services platform with a broad range of local services to improve the quality of people's daily life. Our management is closely knit and shares the same aspiration. They have been working cohesively together towards the common goal for a long time and have made promising achievements.

Our Strategies

        We intend to further grow our business and enhance our market leadership by pursuing the following strategies:

Continue to solidify and enhance our Hello Flywheel effect

        Our Hello Flywheel encapsulates our overall growth strategy. To build upon the Hello Flywheel's current momentum and increase acceleration, we intend to pursue the below actions:

Launch a greater collection of local services

        We strive to go beyond mobility and become a one-stop full-category local services platform. We have a successful track record of service expansion, as we expanded from bike sharing to e-bike sharing, from two-wheels to four-wheels, and built, through our associate, a lithium-ion battery swapping network for electric two-wheeled vehicles and promote a new industry standard. We will continue to collaborate with partners to expand into new and under-served local services identified through data-driven insights from our existing user base to enhance our value proposition, strengthen user mindshare and improve our financial performance.

Improve the accessibility of our services to enhance convenience

        We will continue to invest in and expand our network of smart vehicles and integrate our local mobility services with existing public transportation infrastructure to optimize user experience. We believe that an extensive and dynamically adjusted network of smart vehicles will provide our users with improved convenience and better access to our services, and drive increased usage frequency. Our collaborations with our strategic partners provide additional entry points for our services on Ant Group's Alipay and Alibaba Group's Amap mobile apps, improving our visibility to consumers. We strive to build a national household brand name and become an integral part of our users' daily life.

Put users first

        We believe our users and the user experience we provide them is the key to setting and keeping our Hello Flywheel in motion. We will continue to innovate our businesses and services to address unmet needs. We also strive to maintain user loyalty and drive user engagement by launching promotional campaigns, innovative marketing initiatives and differentiated features.

Continue to invest in technology to improve operational excellence

        Technology is the core of our business. We aim to continue to invest in technology, including AI and IoT capabilities to extend our technical market leadership and enhance operational efficiency.

        We will continue to invest in R&D relating to our vehicles. We aim to build a highly digitized and intelligent network of IoT devices interconnected by our massive fleet to deliver safe and satisfying user experience on a massive scale, improve utilization and maintain an industry leading operating cost structure.

        Our platform generates a rich set of real-time data which can be further captured and leveraged as a source of intelligence to support dynamic decision-making and user profiling. We plan to continue investing into machine learning and predictive analytics to drive operational efficiency and provide more targeted service offerings with superior cost efficiency.

Pursue strategic partnerships and investments

        We will pursue strategic partnerships and investments to enhance our ability to provide industry leading services. For instance, we have invested in an entity together with CATL and Ant Group to build a national battery swapping network for electric two-wheeled vehicles and secure priority supply of lithium-ion batteries. Our commitment to lithium-ion energy also serves our greater ESG purpose of "unburdening the Earth and charging for our future".

        We will also continue to expand our ecosystem through partnerships and investments. We will from time to time choose to conduct such investments in order to expand offerings on our platform or grow our user base.

Our Platform

        We operate a local services platform, with mobility services as the initial focus to connect the dots of various daily life scenes. We provide users with affordable, convenient and flexible means to reach their final destinations and fulfill their daily needs, whether to commute for work, leisure or to run errands.

        Our platform offers a comprehensive set of mobility services to address different travelling needs. We offer shared two-wheeler services, including regular bikes and e-bikes, for short and medium-distance trips, in particular daily commute and first-mile or last-mile transit to or from public transportation hubs. For longer distance trips that cannot be fulfilled by two-wheeled vehicles or for users who prefer to travel in a private car, we offer a four-wheeler carpooling marketplace to connect private car owners with riders who share overlapping routes.

        As users generally use our mobility services to visit physical locations and satisfy their daily needs, such as working, dining, shopping, entertainment and returning home, we are presented with enormous opportunities to offer new local service initiatives that can supplement our existing mobility services and fulfill evolving user demand. For instance, for frequent riders who wish to own rather than rent or share two-wheeled vehicles, we offer the option to purchase affordable and quality e-scooters on our online platform from franchised stores that we collaborate with. We have invested in an entity together with CATL and Ant Group which operates a battery swapping network for e-bikes and e-scooters. We have also launched a variety of emerging local services and products, including but not limited to in-store services marketplace, ride-hailing, hotel reservations, mobile grocery stores and online advertising services.

        Users can access all of the services on our platform via our standalone mobile app, Hello app. Users may also access our select services on other leading mobile platforms, including Alipay and Amap.

        Our platform has expanded rapidly since inception. In the year ended December 31, 2020, our platform served over 183 million ATUs and facilitated transaction volume of over 5.2 billion. We are able to leverage our extensive user base and brand recognition to launch and cross-sell new initiatives on our platform. As of December 31, 2020, approximately 39.9% of new private car owners and 40.2% of new riders of our carpooling marketplace and 63.2% of users who purchased e-scooters on our platform were converted from our bike sharing services. This demonstrates massive potential for us to launch new daily life services on our platform.

Our Mobility Services

        We offer a series of mobility services on our platform to address the different mobility needs of our users, including shared two-wheeler services and carpooling marketplace.

Shared two-wheeler services

        We are the largest shared two-wheeler service provider in China and the world as measured by the number of total rides in 2020, according to iResearch. Our shared two-wheeler services are comprised of Hello Bike, our bike sharing business, and Hello e-Bike, our e-bike sharing business. As of December 31, 2020, we operated shared two-wheeler services in over 300 cities at or above prefecture-level in China. The following chart illustrates the number of rides for our bikes and e-bikes in the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
	2018	2019	2020
	(in billions)
Bike Rides	4.4	4.8	4.0
e-Bike Rides	0.2	0.8	1.1
Total	4.6	5.6	5.1

        Our shared two-wheeler services provide users with a convenient and highly affordable means for short to medium-distance trips. Users generally use shared regular bikes for trips ranging from 0.5 to 3 kilometers and shared e-bikes for trips beyond 3 kilometers, according to iResearch. Our shared e-bikes are powered by lithium-ion batteries, which provide strong pedal assistance to our users to make their rides easier and faster than regular bikes. Due to the comfortable and easy-to-ride features of our shared e-bikes, many users take them as substitutes for buses, subways and taxis for medium or even longer range trips.

        Users enjoy the flexibility to start rides at any time. Users can search and locate nearby bikes or e-bikes using an interactive map on Hello app or certain other leading mobile platforms. Once a vehicle is located, users can unlock the vehicle and start their journey simply by scanning a QR code on the body of the vehicle via Hello app or Alipay. During the ride, our apps display the real-time location of the vehicle, the riding time, riding distance and estimated fees to keep our users informed. As to shared e-bikes, the remaining battery life and the corresponding travel range are displayed on our apps for easy reference of the users.

        Once the journey ends, our apps will display on the interactive map nearby unpermitted areas for parking. We are able to detect whether the vehicles are properly parked in permissible areas through bluetooth beacon and self-adaptive electrical fences. For e-bikes on a national scale and regular bikes in certain cities, the smart locks will be disabled if users park their vehicles in unpermitted areas and an extra fee will be charged as a penalty for unpermitted parking. This helps us regulate user behaviors and prevent them from blocking the path of pedestrians or cars in violation of local rules. Users can pay for the ride on our apps either on a single ride basis or by purchasing our ride pass. We were the first to launch deposit-free riding in China where users are not required to pay an upfront deposit as long as they satisfy corresponding credit score requirements.

        If users notice any vehicle faults before or during the ride, our users can take a picture of the faulty part of the vehicle and upload the picture to our system to submit an in-app report. We utilize image recognition technology to make a preliminary assessment and assign a maintenance staff as needed to check and resolve the issue promptly. Our vehicles are equipped with intelligent self-diagnosis function that automatically identifies potential vehicle failures and communicate to our cloud for swift resolution.

        As part of our green initiatives, our users can earn green energy points for Ant Forest by riding our shared two-wheelers, which can be used for tree planting and land conservation. See "—Our Environmental, Social and Governance (ESG) Initiatives—Environmental Sustainability Initiatives" for more information.

        Our shared bikes are also a good exercise tool. To assist users in tracking and evaluating their exercise, our apps record and present exercise data relating to the usage of our shared bikes, including number of rides, riding distance, past travel routes and calories burned. Users can also set up personal exercise target and view personal accomplishments.

Access shared two-wheeler services from Hello app	Locate and unlock bikes/e-bikes

Monitor ride status (bike sharing)	Monitor ride status (e-bike sharing)

Carpooling marketplace

        We operate a carpooling marketplace, Hello Carpool, to facilitate trips for private car owners and riders who share similar routes. Our carpooling marketplace provides riders with an affordable means to travel in comfortable private cars, particularly for long-distance trips, while at the same time allowing private car owners to share travel costs with riders. Our carpooling marketplace helps reduce carbon emissions and increase utilization of idle private car resources. We are the second largest carpooling marketplace in China in terms of GTV in 2020, according to iResearch. In the year ended December 31, 2020, our platform facilitated 94.5 million carpooling transactions, from which we generated GTV of RMB7.0 billion (US$1.1 billion). As of December 31, 2020, our carpooling marketplace had accumulated 26.1 million transacting users and 9.3 million registered drivers in over 300 cities in China.

        We connect private car owners with riders that have overlapping travel routes. Private car owners and riders can separately submit travel details up to 14 days in advance via our apps, including expected departure time, starting location and destination of their trips. Once riders submit their travel information, our system will generate an estimated fee, depending on whether they choose to be the only rider in the car or to share the ride with other riders. Our system will automatically pair riders with private car owners who have overlapping routes and similar travel time through algorithms. Riders will be presented with a list of potential private car owners with the level of route overlapping, their ratings, carpooling history and vehicle information.

        Private car owners who are willing to provide carpools can search for carpool requests with similar routes and time slots and choose which riders to take. If riders are willing to share the ride with others, private car owners may accept multiple carpool requests heading in the same or similar directions. Once the trip begins, our apps will recommend an optimized route with real-time navigation.

Access carpooling marketplace from Hello app (Rider)	Access carpooling marketplace from Hello app (Driver)

Rider Interface—View driver and vehicle information	Driver Interface—View carpooling requests

Rider Interface—View pickup time and confirm pickup	Driver Interface—Confirm arrival at pickup location

Rider Interface—During the ride	Drive Interface—During the ride

        We view safety of both private car owners and riders as our top priority. We implement strict screening procedures for private car owners to minimize safety concerns. Private car owners are only allowed to take orders on our platform after their identities have been verified. When registering on our platform, private car owners are required to upload copies of their ID cards, driver's licenses and vehicle licenses for verification. We utilize image recognition and optical character recognition technologies to conduct automatic review of the documentation, which will then be re-examined by our screening team. We also conduct background checks to make sure that we only accept private car owners with no criminal record, no record of dangerous driving or drug use, and no material violation of traffic rules. We also conduct reviews of registered private car owners on a regular basis to make sure that they have not committed illegal activities or traffic rule violations after registration.

        We adopt facial recognition technology to verify that the appearance of the private car owners matches the pictures on their ID cards. Private car owners need to pass the facial recognition before they can take their first order of the day. In addition, private car owners cannot start the trip until riders confirm on our apps that they are ready to proceed. We also collaborate with Amap to dynamically monitor each trip. Once we detect suspicious diversion from the original route or that a vehicle remains stationary for an excessive amount of time, we will intervene through our customer service representative. During the ride, riders can access our security center via our apps to share their trip information and real-time location with their family and friends and contact our emergency customer service or police when they need help. To deter criminal activities and inappropriate behaviors, we enable audio recording during the ride with the consent of both private car owners and riders.

        We limit social functions on our app as we recognize that social functions of carpooling apps may cause safety issues. Users cannot use their own photo as their profile picture and cannot initiate private conversations with each other outside of the carpooling context. We typically place daily limits on the number of rides that a car owner can take in a single day. We have purchased accident insurance for both private car owners and riders in connection with the carpooling ride.

Our In-App Security Center

New Initiatives

        We have been exploring opportunities to provide additional services and solutions to satisfy the diversified daily needs of our users, and have launched several new initiatives on our platform.

e-Scooters

        e-Scooters are a zero-emission mobility solution for daily medium-distance travel. All our current models of e-Scooters are equipped with IoT devices and electric powered. In addition to their environmental benefits, they are more affordable and maneuverable than four-wheeled vehicles, both of which are important considerations to consumers in China. With a total ownership of 325 million e-scooters and annual sales volume of 45 million in China in 2020, e-scooters are a highly popular and, in most lower tier cities, the prevailing vehicle of choice.

        We primarily collaborate with franchised stores to sell smart e-Scooters to end-users on our platform and complement this with our self-operated online Tmall store. To promote green mobility, we have been placing an increasing focus on lithium-ion battery-powered e-scooters. Users can place orders on Hello app to subsequently pick up the e-scooters in our franchised physical stores or scan the QR code displayed in our franchised physical stores to place in-store orders through Hello app. While our platform initially featured third-party manufactured e-scooters, we started to partner with carefully-selected OEMs to manufacture our self-designed e-scooters from late 2020. We also started to develop our own manufacturing capability.

        All of the e-scooters we sold have been installed with T-box, our proprietary IoT devices. T-box connects e-scooters with our Hello app, which serves as a control center for the e-scooters with versatile functions. For instance, users can lock, unlock or start their e-scooters via Hello app, so they are relieved from carrying physical keys. Users can also track the location of their e-scooters on our apps, check battery life, raise repair requests and access other after-sale services. Once the sensors embedded in the e-scooters detect any abnormal movement of the e-scooters when the e-scooters are locked, the tires will be automatically locked and our apps will push anti-theft alerts to users. Users who wish to share their e-scooters with others can authorize third-party usage through our apps.

        We analyze rider preferences and patterns based on riding behavior, app usage and vehicle data to help us improve our e-scooter designs and services.

Hello App Serves as the "Control Center" of Our e-Scooters

        In April 2021, we launched three new models of our self-developed e-scooters, which are installed with VVSMART, our proprietary smart e-scooter operating system with the following features:

  •
  Hi-OS: We enhance the connectivity and integration between e-scooters and smart phones. Users can unlock their e-scooters simply by placing their smart phones on the e-scooters. Hi-OS performs automatic testing of e-scooters prior to each ride to identify potential issues and improve safety. It also provides real-time navigation and displays e-scooter status, such as riding distance, speed and battery life, on the screen.

  •
  Hi-Power: We improve the functionality and durability of e-scooter batteries, with longer battery life and riding distance and shorter battery charging time. We leverage KERS system (kinetic energy recovery system) to enable charging on-the-go and save battery life by converting kinetic energy under braking to electric energy. We also provide periodic OTA (on-the-air) updates to the batteries remotely.

  •
  Hi-Safety: We improve the safety of batteries through advanced BMS (battery management system) and the security of e-scooters through anti-theft functions.

  •
  Hi-Service: We provide around-the-clock customer support through VVSMART with transparent pricing and superior quality. Users can make instant requests for repair, maintenance and roadside assistance.

  •
  Hi-Life: We enable easy access to local services via VVSMART even at times when the e-scooters are not in use. We also plan to allow users to earn green energy points from Ant Forest by riding e-scooters and contribute to environmental protection and carbon neutrality.

        Battery Swapping Network

        We jointly established an entity together with CATL and Ant Group in June 2019, which operates Hi Battery, an environmental-friendly, safe and convenient network of lithium-ion battery swapping stations. As of the date of this prospectus, we hold 33.1% equity interest in the entity.

        Batteries are an indispensable component of and energy source for e-bikes and e-scooters. Purchasing batteries with vehicles increases the purchase price and involves safety risks. Battery swapping service is highly appealing to riders as it provides a low-cost, hassle-free and safe way to keep their vehicles powered. Hi Battery offers safe and swift solutions for swapping flat or faulty batteries with fully-charged batteries on the go without having to plug in and wait. As of December 31, 2020, Hi Battery had set up 3,424 battery swapping stations in 55 cities.

        The battery swapping stations are primarily equipped with batteries manufactured by our strategic partner CATL, a leading lithium-ion batteries developer and manufacturer. The batteries feature longer battery life, short charging time, safety and durability. The batteries are compatible with our newer generation e-bikes and a growing proportion of our e-scooters.

        To improve safety, Hi Battery has developed battery risk control algorithms based on accumulated operating experience and data. With such algorithms, Hi Battery is able to identify various abnormal scenarios such as battery thermal runaway, under-voltage and over-discharge, to provide an instantaneous energy solution.

        Based on data analytics, Hi Battery sets up battery swapping stations in areas with higher traffic volume and higher demand for battery swapping services. Hi Battery leverages deep learning algorithms to predict the level of demand of each battery swapping station and dispatch battery swapping staff to replenish batteries accordingly.

Other Local Services

        We are developing and pilot testing the following services in select cities typically where Hello's shared two-wheeler presence is strong:

        In-Store Services Marketplace.    Users can search, browse and discover various types of merchants, such as restaurants, karaoke and beauty salons, purchase their dining or service packages at discounts on our platform and redeem offline. We charge the merchants commissions based on the transaction value on our platform.

        Ride-Hailing.    We connect riders with drivers who provide rides to their designated destinations. Unlike our carpooling marketplace, riders are paired with drivers primarily based on proximity and they do not need to share similar routes with drivers.

        Hotel Reservations.    We operate an online marketplace that connects users with leading hotel reservation platforms to book their desired hotels, and charge commissions from such platforms. We are establising a network of franchised hotels under Hello brand by partnering with third-party small hotel operators.

        Mobile Grocery Stores.    We deploy mobile grocery stores in densely populated neighborhoods to sell fresh produces and other daily essentials. Users can either visit physical stores to make purchases or place orders on our online platform.

        Online Advertising Services.    We offer online advertising services to corporate clients to place advertisements or hyperlinks on our platform.

        For discussion of potential risks relating to our new initiatives, see "Risk Factors—Risks Relating to Our Business and Industry—Provision of new local services and upgrade of existing local services may subject us to additional risks."

Our Business Models

Shared two-wheeler services

        We operate our shared two-wheeler services through a combination of company-operated, our primary model of operation, as well as jointly operated and franchised models.

        Under the company-operated model, we own the fleet and are directly responsible for the operation and maintenance of the fleet, which allows us to maintain maximum control among all three models. Under the jointly operated model, we own the fleet and outsource the dispatching and maintenance of the shared two-wheelers to third-party joint operation partners in designated areas in certain cities where the company-operated model is not cost effective for us. The joint operation partners do not contract with the users. We pay the joint operation partners certain amount out of our revenue for their provision of operating and maintenance services. Under the franchised model, we sell the fleet to our franchisees, who are directly responsible for provision of shared two-wheeler services through our platform. We generate revenue from the platform services we provide to the franchisees, which is immaterial for 2018, 2019 and 2020. The franchisees have full discretion in the management and operation of their two-weelers in the designated areas. We only provide general policies and do not provide specific guidelines or operating instructions to the franchisees.

        While we have more control under the company-operated model, we adopt jointly operated and franchised models in some cities to leverage the local insight and local operating experience of our joint operation partners and franchisees. We determine the suitable mode of cooperation based on analysis of data and profile of each potential partner, such as their operating history and experience, their familiarity with the local market and their capital sufficiency, in order to reduce risk and increase return. To ensure the quality of our services and user experience, we have adopted clear and comprehensive operating guidelines for our joint operation partners. We conduct regular performance evaluation of our joint operation partners to make sure that they abide by our guidelines. We have the right to impose penalties for certain misconduct of the joint operation partners.

Carpooling marketplace

        We operate our carpooling marketplace directly. We charge private car owners service fees as a certain percentage of total fees paid by the riders with a cap. After the trip concludes, we will deduct the service fees from the amount we receive from the riders and credit the remaining amount to the private car owners' account on our platform. Private car owners can withdraw cash from their account once a day. For risk management purpose, we set up a limit on the amount of cash that can be withdrawn on a daily basis.

e-Scooters

        We primarily collaborate with franchised physical stores that sell e-scooters to end users on our platform. We adopt direct sale model and agent model for our e-scooter business. Under the direct sale model, we sell e-scooters to franchised stores, which then resell the e-scooters to end users. While our platform initially featured third-party manufactured e-scooters, starting from late 2020, we leverage user insights derived from our shared two-wheeler services to design and develop smart e-scooters under Hello brand that are built on next generation technologies and smart connectivity. Under the agent model, we provide transaction and mobile app services to franchised stores so they can purchase e-scooters from manufacturers directly and sell to end users. We charge commissions to the franchised stores and manufacturers for the services we provide. As of March 31, 2021, we have established collaboration with over 1,400 franchised stores that exclusively sell our branded e-scooters in 100 cities.

        We implement strict screening procedures in selecting franchised stores and conduct comprehensive inspection before entering into the franchise agreement with them. Physical e-scooter stores that intend to become our franchised stores can submit a written application to us in which they are required to state their basic information, understanding of local market and business theory. We will conduct onsite inspection of the applicants and carry out a comprehensive evaluation of their qualification. We will approve the application if, after the inspection and evaluation, we are satisfied that the applicant has required licenses to sell e-scooters, sufficient sales experience, adequate capital and store space, good location and willingness to provide quality services. We require all franchised stores to renovate pursuant to our unified standard.

Our Technology

        Technology serves as a backbone of our business and empowers our operations. At the center of our technology framework is Hello Brain, our proprietary intelligent technology system built upon big data, artificial intelligence, IoT and cloud computing technologies to optimize our operational efficiency and improve user experience.

IoT Technology

        We have applied IoT technology to set up and facilitate communications between our two-wheeled vehicles and the cloud, which enables remote control and intelligent management of our vehicles. Our vehicles have been installed with IoT devices that are embedded with encrypted communication protocols to ensure safe and reliable communications between the vehicles and the cloud. By applying IoT technology to our smart locks, users are able to unlock our vehicles simply by scanning a QR code on the body of the vehicle via Hello app or Alipay. In addition, we combine IoT technology with a hybrid of GPS, Beidou Navigation Satellite System (BDS), WiFi, bluetooth and base station positioning technologies to track the location of our vehicles. It not only keeps users informed of the real-time location of the vehicles they ride, but also allows us to keep track of the whereabouts of our vehicles to achieve optimized rebalancing and maintenance and to find lost or stolen vehicles. We have also applied IoT technology to the IoT devices installed on our e-scooters to enable users to remotely lock or unlock their e-scooters, track location of the e-scooters and detect abnormal movement. Our system is capable of processing a massive amount of real-time IoT data to analyze and monitor the status of a large number of vehicles and supports simultaneous high-performance interactions between tens of millions of IoT devices and the cloud.

AI Technology

        We have widely adopted AI technology, such as machine learning, natural language processing, image recognition and spatio-temporal forecasting, to support our daily operations and improve user experience.

Intelligent Rebalancing

        We leverage AI and machine learning capabilities to produce optimized rebalancing plans for our two-wheeled vehicles to make sure that there is sufficient supply of vehicles in areas of higher demand, reduce idle vehicles and improve utilization rate. In particular, it enables us to predict supply and demand of our vehicles for specific locations, taking into account various factors, including POI, historical riding behaviors, weather conditions, holiday and relevant local rules on shared vehicles. Based on such prediction, our system can generate rebalancing strategies and route planning for designated locations and designated time and dispatch appropriate maintenance staff to implement the rebalancing tasks.

Fault Detection and Anti-Theft

        We utilize AI technology to better manage our vehicles. For instance, we are apply machine learning technology and algorithms to the real-time information that we collect through IoT devices, such as vehicle status, order status, geographic location, and sunlight conditions, to identify faulty vehicles, predict potential failures and produce solutions accordingly. In addition, we can detect irregular movement of our vehicles through on-board G-sensors and six-axis gyroscopes as well as algorithms, which keep us alert of potential theft or vandalism.

Matching, Dispatching and Route Planning

        After private car owners and riders submit their travel plans via our apps, our matching algorithms are capable of instantly matching private car owners with riders that share similar travel plans and display a list of potential options to both private car owners and riders to improve matching efficiency. In addition to pairing up private car owners and riders, our algorithms can also match different riders with similar routes so that riders can co-ride with others to share cost if they are willing to. Private car owners who frequently provide carpooling can pre-set their regular routes so that our system can automatically pair them with suitable riders at appropriate time, which saves private car owners' time and efforts to search orders. We have kept improving our algorithms to optimize the matching efficiency and precision.

        We encourage users to pay tips as an incentive to encourage order-taking by private car owners. Our platform offers intelligent tipping function, which automatically recommends users to pay tips if it determines that there is a low order matching probability based on analysis of the rider's route, road conditions, weather conditions and capacity, to improve their chances of finding carpool. In the event that a car owner cancels the order prior to the scheduled time, our system can automatically assign the rider to the next available car owner.

        Leveraging deep learning technology, we are able to predict commonly-used destination and recommend pick-up locations to riders based on user profile, historical pattern and geographic data. By analyzing a massive amount of data, including real-life travel trajectories, traffic congestion data and road conditions in different weather, our system can generate an optimized travel plans based on the routes of private car owners and riders.

Anti-Fraud Technology

        We have developed robust anti-fraud technology to detect fraudulent user conduct. Leveraging deep learning technology and algorithms, we are able to monitor the stability of users' riding trajectories and the continuity of vehicle positioning to identify abnormal orders or shared accounts. For instance, some users may add their own locks to our shared two-wheelers to ensure exclusive use of the vehicles. Our algorithms enable us to detect such conduct by identifying that the same vehicle has been consistently used by the same user so that we can take actions to prevent such conduct. Similarly, our deep learning technology and algorithms enable us to monitor trajectories of private car owners and riders to identify abnormal or fake orders. We could also identify multiple users that share the same physical address or WiFi to detect potential fraudulent conduct. In addition, to prevent order skipping, we monitor the order completion rate for private car owners and reduce the chances of those with low ratios to receive orders on our platform. If we detect a persistent skipping pattern, we will permanently close their accounts.

Big Data Analytics

        We determine which new cities to launch our shared two-wheeler services by conducting multi-dimensional evaluation based on criteria such as population, terrain, local infrastructure and available parking spots of two-wheeled vehicles. In cities where we have already offered bike sharing services, we leverage the data that we have accumulated from provision of bike sharing services to assist with the evaluation on whether the city is suitable for e-bike sharing services.

        Big data analytics also assist us with formulating fleet deployment plans. We analyze resident population, distribution of public transportation systems, core operation areas, infrastructure construction, local regulations and demand for shared two-wheeled vehicles to determine the number and type of vehicles to place into such cities and the timing of fleet deployment.

        We also analyze the data we have accumulated from daily operations to better understand our users' preference and usage patterns to tailor our service offerings and provide more customized user experience.

Sales and Marketing

        As a well-established brand in China, we acquire a large number of users through our brand recognition and word-of-mouth. Our two-wheeled vehicles bearing our logo are parked at road side and visible to the general public, which serve as a primary means to advertise and attract new users. In addition, we collaborate with widely-used third-party apps, such as Alipay and Amap, to provide users with easy access to our platform and increase user traffic.

        To promote our brand recognition, we often collaborate with local government and media to host opening ceremonies when we enter into a new city which are widely-reported. We also organize promotional events through collaboration with local merchants, such as pop up stores and riding tours, which successfully increased our local awareness.

        As our user base grows and our service offerings diversify, we are able to leverage our extensive user base and brand recognition to cross-sell our services. For example, we promote our carpooling marketplace to users of our shared two-wheeler services through audio system installed on our two-wheeled vehicles, and after our two-wheeler users complete their ride, we display coupons for our carpooling marketplace on our apps to attract them to our carpooling marketplace. As of December 31, 2020, approximately 39.9% of new private car owners and 40.2% of new riders of our carpooling marketplace on our platform were converted from our bike sharing services. In addition, as users who have purchased e-scooters from our online platform are required to access Hello app in order to unlock and start their e-scooters, it helps us acquire users for other services offered on our platform.

        We also offer coupons and other incentives to retain existing users and attract new users. For instance, we offer referral incentives to users who successfully refer private car owners to use our carpooling marketplace. We also offer incentives to private car owners from time to time to encourage them to take carpooling orders. Leveraging deep learning algorithm and big data analytics, we are able to carry out intelligent marketing solutions tailored to our users based on their past riding and transaction behaviors, such as recommending coupons that cater to their particular need. To expand our business scale and increase our market share, we have entered into cooperation agreement with 417 colleges under which we are permitted to offer our shared two-wheeler services on campus.

Customer Services

        We value our users and endeavor to maintain open and effective communications with them and provide timely response to their requests. We have designated teams of friendly and responsive customer representatives for different services. We try our best to solve all users' requests within 24 hours. As to issues that cannot be resolved within 24 hours, we communicate with users to keep them informed of the status. Users can reach us either through our online platform or by phone. Through our user management system, users can report problems they encounter, such as failure to lock or unlock our vehicles, vehicle failure before and during rides, inability to complete order and dispute on fees. In addition to live customer service representatives, we also provide AI-based automatic customer services to provide prompt response and improve operational efficiency.

        For our carpooling marketplace, we have set up a 24x7 emergency line to handle safety related issues. We have appointed experts for security management and emergency rescue to handle emergency situations. We have formulated emergency plans, established response mechanism and conducted specialized trainings of our customer service representatives. Our customer service center has set up accountability mechanism to make sure that all customer complaints we receive will be resolved to the customers' satisfaction and will be resolved in an efficient manner.

Supply Chain Management

        Our suppliers primarily include suppliers of the main body of our two-wheeled vehicles, batteries and components. We obtain high-quality batteries from Ningde Zhixiang, a company we jointly established with CATL and Ant Group, which also provides battery swapping service to us. Starting from late 2020, we also collaborate with carefully selected OEM partners to manufacture our self-designed e-scooters. We have a product procurement team who is dedicated to developing and enhancing our relationships with existing and prospective suppliers and OEM partners.

        We conduct a rigorous process in screening and selecting qualified suppliers and OEM partners who have sufficient capability to meet our high quality standard. We examine potential suppliers and OEM partners based on strict criteria such as operating history, registered capital, licenses, scale of plant, manufacturing capacity and technological sophistication. A potential supplier or OEM partner also has to pass a series of tests before it can be selected, including on-site inspection, sample verifications and financial credentials check. We have developed comprehensive protocols and guidelines for suppliers and OEM partners to follow. We review the performance of our suppliers and OEM partners on a periodic basis, and make necessary adjustments based on the review, such as terminating underperforming suppliers or OEM partners and finding replacement.

        We have adopted advanced technology to empower our supply chain management. For instance, we have adopted a supply chain management system to oversee the supply chain process, assist with procurement decisions and improve efficiency. We have also adopted an OEM procurement and manufacturing system to monitor the manufacturing process of our OEM partners, manage lifecycle of major components and improve cost efficiency.

Quality Control

        We believe that the quality of our vehicles and services is essential to the success of our business and place great emphasis on quality control. We have dedicated quality control teams who implement stringent monitoring and quality control procedures to manage the quality of our vehicles and services.

        Our quality control system covers major aspects of our operation. We examine and inspect each component we procure to make sure that they live up to our standard. We evaluate our suppliers to ensure that their processes and systems are capable of delivering the components that meet our technical specifications. We review the performance of our suppliers based on the defective percentage of their supplies, and adjust the amount of procurement from them accordingly. We have also formulated the OEM factory testing specifications to clarify the responsibilities, key activities, input and output and goals of each roles involved in the OEM factory testing process to ensure standardization of the testing process as well as to provide guarantee for subsequent mass production. After assembly of vehicles, we perform testing of the assembled vehicles to ensure that the products meet required standards and specifications.

        To monitor and further improve the quality of the local services we offer, we proactively collect feedback from our users and make adjustments and improvement accordingly. For instance, to ensure the quality of carpooling services, we formulate code of conduct for private car owners to abide by and allow riders to rate the private car owners who give them a ride. For private car owners who receive a lower rating, we reduce their chances of order matching as a penalty.

Our Environmental, Social and Governance (ESG) Initiatives

        We strive to incorporate social values into our business. We pay close attention to environmental, social and corporate governance (ESG) matters and take actions in our day-to-day operations to maximize our impact. Our commitment to all our stakeholders and the society as a whole are the foundation upon which we build in our values to establish a sustainable ecosystem. Since the inception of our operations, we have made various ESG initiatives to comprehensively improve our corporate governance and benefit the society. We have been actively supporting and participating in socially responsible programs that reflect our core values. We also have a reputable shareholder base that echo our value and broadly support our ESG initiatives.

        Our major environmental, social and corporate governance initiatives include:

Environmental Sustainability Initiatives

        The COVID-19 pandemic has compelled us to think more profoundly on the relation between humans and nature, notably on the urgency of tackling the climate change problem. In an announcement to the UN General Assembly in October 2020, President Xi Jinping announced that China would adopt more vigorous policies and measures to achieve its climate goals, reach carbon dioxide emissions targets before 2030, and achieve carbon neutrality by 2060. China's 14th Five Year Plan (2021-2025) promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a focus and significant commitment on charting a sustainable course for the Chinese economy in the long-term.

        As a company with high social and environmental awareness, we are devoted to doing our part in building a sustainable low-carbon future shared by all humans. We promote shared two-wheeler services as a green lifestyle to tackle air pollution and reduce carbon emissions. We have also actively worked with regulators to introduce eco-friendly services and initiatives to help decrease air pollution, reduce traffic congestion, and increase access to clean transportation options.

        On September 8, 2019, we joined hands with the Dutch Bicycle Embassy and representatives from Dutch travel agencies to promote the sustainable two-wheeled travel in Shanghai to further convey the concept of low-carbon life and green travel.

        On June 5, 2020, the World Environment Day, we organized a green travel activity named "Beautiful China-I Am the Actor" together with the Hunan Provincial Department of Ecology and Environment. We launched a pop-up public service advertisement to promote green travel, and issued free ride coupons to shared two-wheeler users.

        On October 25, 2020, we launched a ride project together with the Ministry of Ecology and Environment on the first dedicated bicycle lane in Beijing City. More than 100 riders pedaled on this unique bicycle lane with our blue bicycles.

        We have also partnered with the Qinghai Provincial Tourism Investment Group to design and launch a sustainable sightseeing route that use our shared bikes and self-designed surreys to connect several popular scenic spots in Qinghai Province.

        We proactively participate in the promotion of sustainable production and consumption. We launched "Recycling Plan" in many cities across China to recycle our shared bikes to reduce carbon emissions and environmental pollution. Since 2018, we have voluntarily released recycling reports on an annual basis. We have also committed to the standardization of a bicycle life management system solution, implementing the "3R (Reduce, Reuse, and Recycle)" principles to optimize resource utilization and reduce waste. We are continuingly exploring innovative use of our industry waste to "turn waste into treasure." For example, we have designed and created dens made from our waste bicycle wheels to offer stray animals a warm home together with the stray animal protection association of Shanghai University in the winter of 2018.

        Our efforts in and support for environmental protection can be further evidenced by our collaboration with Ant Forest. Ant Forest is a tree-planting initiative launched by Alipay where participants can earn green energy points by opting for low carbon lifestyle choices, including by using our shared two-wheeler services through our Hello app or Alipay. Green energy points earned can be spent to instruct Ant Group or a nonprofit organization to plant trees, conserve a certain area of land for biodiversity conservation or support poverty-stricken farmers by purchasing local produce from them. We are the only shared two-wheeler platform that collaborates with Ant Forest. As of the date of this prospectus, over 3.4 million saxaul trees were planted using green energy points earned on our platform.

Social Responsibility Initiatives

        We endeavor to make meaningful contributions to the greater social good. We give back to the communities through a series of initiatives to effectuate our mission.

        We promote diversity and inclusion through efforts to integrate people with disabilities in our community. For instance, we partnered with the Shanghai Blue Ribbon Autism Care Center to initiate the "Hello Stars, Ride to Help Rehabilitation" project to support children with autism and improve awareness. As exercise is an effective means to reduce symptoms of autism, we offer cycling classes for children with autism to improve their fitness and enhance their interactions with the outside world.

        We are also committed to supporting poverty relief and rural development in China. For instance, we partnered with the China Foundation for Poverty Alleviation to organize riding festivals in rural areas. We offer shared bikes in rural villages to help promote local tourism, facilitate poverty alleviation and promote sustainable development. We have created more job opportunities for those underdeveloped areas by hiring local villagers to operate and maintain our shared bikes.

Initiatives to Support the COVID-19 Campaign

        Our commitment to society is also evidenced by our efforts during the COVID-19 pandemic. We proactively supported China's nationwide efforts to contain the spread of COVID-19 and launched a variety of initiatives to combat the pandemic.

        We have donated face masks and other supplies, as well as organized fund-raising events to support the COVID-19 campaign. As of December 31, 2020, we had provided a total of 182,859 monthly and 31,301 quarterly free ride passes for our shared bikes and e-bikes to the front-line medical staff and volunteers across the country. Furthermore, to utilize our nationwide network, we launched a "shared employees" program to provide flexible employment opportunities with weekly salary payment for workers who could not return to work due to the travel restrictions imposed to contain the spread of COVID-19.

        We also take particular care of our users during this difficult time and endeavor to alleviate their health and safety concerns. Our shared two-wheeler services provide a healthy and open environment mobility option for people who are worried about taking public transportation. We also require the private car owners of our carpooling marketplace to wear masks when they provide carpool to riders.

Corporate Governance Initiatives

        We do business in a responsive way and take into account all stakeholders' value. We strive to address users' mobility and daily life needs and make their life easier. We create opportunities for private car owners to share cost with riders while heading to their destination. We empower OEM with our data and technology to manufacture smart e-scooters.

        We value an open, cohesive, diverse and equal work environment. We have carefully formulated and vigorously implemented comprehensive internal policies to promote workplace integrity and transparency, such as employee code of conduct, anti-bribery policies, conflict of interest policies and whistle-blower mechanism. We strive to continually improving the balance of our workforce, with the percentage of female employees rising from approximately 24% in 2018 to 31% in 2020 (excluding operating and maintenance staff mainly responsible for physical work). We also organize internal events, such as championships and poster design activities, to improve employees' willingness to comply with our internal policies and help them resonate with our core values.

        We believe that positive, collegial and skillful workforce is essential to the success of our business. We care about the career development of our employees. We organize training programs for employees in different departments at different levels to improve their knowledge of our business operations, promote their understanding of the industry in which we operate and enhance their leadership skills. We also actively respond to employees' feedback and seek to address their concerns on a timely basis.

Data Privacy and Security

        We are committed to protecting our users' personal information and privacy. We collect personal information and data only with users' prior consent. We have established and implemented policy on data collection, processing and usage. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We are not aware of any data breach in the past. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority.

        See "Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, and the improper use or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential users from using our services."

Competition

        The markets in which we and our business partners operate are competitive and evolving. We face competition from other companies that offer shared two-wheeler services or carpooling marketplace, sell e-scooters or operate local service platforms.

        We believe that we are well-positioned to effectively compete with such competitors due to (i) our industry leadership in providing mobility services, which also lays a solid foundation for us to provide additional local services, (ii) our large, growing and highly-engaged user base, (iii) our industry-leading technology that improves operational efficiency and user experience, (iv) our well-recognized and trusted brand, (v) our collaboration with strategic partners such as Ant Group and CATL to drive synergies and (vi) our execution-focused management with strong track record. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks relating to competition, see "Risk Factors—Risks Relating to Our Business and Industry—We face intense competition and could lose market share to our competitors, which could materially and adversely affect our business, results of operations and financial condition."

Employees

        We had 3,968, 4,822 and 4,477 full-time employees as of December 31, 2018, 2019 and 2020, respectively. The decrease in the number of our full-time employees in 2020 was primarily due to our efforts to streamline our shared two-wheeler operations and improve operational efficiency. All of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2020:

Function	Number of Employees
Operation	1,873
Management and Administration	1,349
Research and development	1,166
Sales and marketing	89

Total	4,477

        In addition to full-time employees, we also use temporary staff employed by third-party service companies primarily for operating and maintenance tasks for two-wheeler operations.

        Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel. We believe that we maintain a good working relationship with our employees. None of our employees are represented by labor unions.

        As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and provident funds. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

        We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management in accordance with market practice.

Seasonality

        Seasonal fluctuations have affected, and are likely to affect our business in the future. Historically, we typically generate lower revenues in the first and fourth quarters for our shared two-wheeler services because our users are less inclined to ride bikes or e-bikes in cold weather. In addition, we generally experience spikes in carpooling rides around major holidays in China when users have more travelling needs. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results.

Properties

        Our principal executive offices are located in Shanghai, China and we also leased offices in various cities across China, totaling approximately 40,000 square meters as of December 31, 2020. In addition, we leased warehouses in various cities across China with an aggregate gross floor area of approximately 0.6 million square meters as of the same date. Our offices and warehouses are leased from independent third parties, and we plan to renew our leases from time to time as needed. We believe that the premises that we currently lease are adequate to meet our needs for the foreseeable future.

Intellectual Property

        Our trademarks, copyrights, domain names, patents, trade secrets and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright, patents, and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

        As of December 31, 2020, we have registered 38 domain names relating to our business, including our www.helloglobal.com website, 45 copyrights, 397 patents (including inventions, utility models and designs) and 411 trademarks in the PRC.

Insurance

        We maintain insurance in respect of personal injuries of our users. We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key personnel insurance. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China.

Legal Proceedings

        We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business.

        In March 2020, Shanghai Junzheng was named as a defendant in the trademarks lawsuit filed in People's Court of Haidian District of Beijing. The plaintiff alleged that our logo for ride-hailing and carpooling marketplace is similar to certain trademarks previously registered by the plaintiff. The plaintiff demanded, among others, that we cease the alleged infringement and pay damages in an amount of RMB1.5 million (US$0.2 million).

        In February 2021, Shanghai Junzheng and a local branch of Shanghai Junzheng were named as defendants in a patent lawsuit filed in Intermediate People's Court of Nanjing. The plaintiff alleged that our dockless bike sharing operating system falls within the scope of protection of a patent held by him. The plaintiff demanded, among others, that we cease the alleged infringement and pay damages in an amount of RMB40.5 million (US$6.2 million).

        We believe that the plaintiffs' claims above are without merit and intend to defend against them vigorously. At this early stage, we cannot predict whether the outcome of any of the above claims, in whole or in part, may result in a loss, if any. Therefore, an estimate of the amount or range of reasonably possible losses cannot be made at this time.

        Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management's time and attention. For potential impact of legal or administrative proceedings on us, see "Risk Factors—Risks Relating to Our Business and Industry—We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings" and "—We may need to defend ourselves against patent, trademark or copyright infringement claims, which may be time-consuming and would cause us to incur substantial costs."

REGULATIONS

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

Regulations Relating to Foreign Investment

        The Foreign Investment Law of the PRC, or the Foreign Investment Law, was formally adopted by the National People's Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of the Foreign Investors (as defined below). According to the Foreign Investment Law, the "foreign investment" refers to investment activities carried out directly or indirectly by foreign natural persons, enterprises or other organizations, or the Foreign Investors, including the following: (i) the Foreign Investors establishing foreign-invested enterprises in the PRC alone or collectively with other investors; (ii) the Foreign Investors acquiring shares, equities, properties or other similar rights and interests of Chinese domestic enterprises; (iii) the Foreign Investors investing in new projects in the PRC alone or collectively with other investors; and (iv) the Foreign Investors investing through other ways prescribed by laws and regulations or by the State Council. The State adopts the management system of pre-establishment national treatment and negative list for foreign investment. The pre-establishment national treatment refers to granting to the Foreign Investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments. The negative list management system means that the State implements special administrative procedures for access of foreign investment in specific fields. The Foreign Investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the requirements and conditions stipulated in the negative list before investing in any restricted fields.

        Foreign Investors' investment, earnings and other legitimate rights and interests within the territory of the PRC shall be protected in accordance with the law, and all national policies on supporting the development of enterprises, which shall equally apply to the foreign-invested enterprises. The State guarantees that the foreign-invested enterprises participate in the formulation of standards in an equal manner. The State guarantees that the foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. In special circumstances, the State may levy or expropriate the investment of the Foreign Investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with statutory procedures and fair and reasonable compensation shall be made in a timely manner. In carrying out business activities, the foreign-invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

        From January 1, 2020, the Wholly Foreign-Owned Enterprises Law of the PRC, together with the Law of the People's Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People's Republic of China on Sino-Foreign Cooperative Joint Ventures shall be abolished. The organization form, organization and activities of foreign-invested enterprises shall be governed by the Company Law of the People's Republic of China and the Partnership Enterprise Law of the People's Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

        On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020, and it further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for the enterprises, and may disclose their relevant information to the public. At the same day, the Supreme People's Court issued an Interpretation on Certain Issues Concerning the Application of the Foreign Investment law of the PRC, or the Interpretation, which also came into effect on January 1, 2020. The Interpretation provides guidance on questions relating to the effectiveness and enforceability of foreign investment related agreements, such as shareholder agreements, share transfer agreements, and project contracts that may arise under the new negative list system for administration of foreign investment, according to which, investment agreements relating to foreign investment in violation of the negative list management system may be void.

        On December 30, 2019, the Ministry of Commerce of the People's Republic of China, or the MOFCOM, and the State Administration for Market Regulation, or the SAMR, jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Measures for the Administration of Record-filing on the Incorporation and Changes in Foreign-invested Enterprises. Since January 1, 2020, for the Foreign Investors carrying out investment activities directly or indirectly in the PRC, the Foreign Investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. The Foreign Investors or foreign-invested enterprises shall submit investment information to the commerce administrative authorities pursuant to the Foreign Investment Information Measures.

Foreign Investment Industrial Policy

        Foreign investment in the PRC was subject to the Special Administrative Measures for Access of Foreign Investments (2020 Edition), the Negative List 2020, promulgated on June 23, 2020 and became effective on July 23, 2020, and the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) promulgated on December 27, 2020 and became effective on January 27, 2021. According to the current regulations, any industry not listed in the Negative List 2020 is a permitted industry and generally open to the foreign investment unless specifically prohibited or restricted by the PRC laws and regulations. According to the Negative List 2020, the foreign investment in value-added telecommunications services generally shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

Regulations Relating to Value-added Telecommunications Services

Foreign Investment in Value-Added Telecommunications

        Foreign direct investment in telecommunications companies in the PRC is regulated by the Administrative Provisions on of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party to be the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015.

        On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT), promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Services, or the MII Notice, which reiterates certain requirements of the FITE Regulation and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the FITE must be established to apply for the relevant telecommunications business licenses. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in the PRC. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall perfect relevant measures for safeguarding the network and information, establish relevant administrative system for information safety, set up the procedures for handling emergencies of network and information safety and implement the liabilities of information safety.

Telecommunications Regulations

        The Telecommunications Regulation of the People's Republic of China, or the Telecom Regulation, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary PRC law governing telecommunications services, and set out the general framework for the provision of telecommunications services by PRC companies. The Telecom Regulation requires that telecommunications service providers shall obtain operating licenses prior to commencing operations. The Telecom Regulation draws a distinction between basic telecommunications services and value-added telecommunications services. The Catalogue of Telecommunications Services, promulgated on June 11, 2001, amended on February 21, 2003 by the MII, and amended by the MIIT on December 28, 2015 and June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies Internet information services and online data processing and transaction processing as value-added telecommunications services.

        On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulation. The Telecom License Measures require that an operator of value-added telecommunications services obtain a value-added telecommunications business operating license from the MIIT or its provincial level counterparts. The term of a value-added telecommunications business license is five years and subject to annual inspection.

Internet Information Services

        On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, the Internet information service is categorized into commercial Internet information services and non-commercial Internet services. The operators of non-commercial Internet information services must file with relevant governmental authorities and operators of commercial Internet information services in the PRC must obtain a license for Internet information provision, or the ICP License, from the relevant governmental authorities, and the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical device must also comply with relevant laws and regulations and obtain the approval from competent governmental authorities.

        The content of the internet information is highly regulated in the PRC. Internet information service operators shall guarantee the contents of the information provided is lawful. According to the ICP Measures, violators who provide prohibited internet content may be subject to penalties, including criminal sanctions, operation suspension and rectification, or even revocation of ICP License.

        The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective from January 1, 2018, which provides that the domain names used by the Internet information service provider in providing Internet information services shall be registered and owned by such Internet information service provider, and if the Internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Regulations Relating to Online Trading and E-Commerce

        On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the SAMR), promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators.

        On August 31, 2018, the Standing Committee of the National People's Congress, or the SCNPC, promulgated the E-Commerce Law of the People's Republic of China, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China's E-Commerce business and clarified the obligations of the operators of E-Commerce business and the possible legal consequences.

Regulations Relating to Mobile Internet Applications Information Services

        In addition to the Telecom Regulation and other regulations above, the mobile internet applications and the internet application store are specifically regulated by the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which were promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and took effect on August 1, 2016. Pursuant to the Mobile Application Administrative Provisions, application information service providers shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information security management responsibilities and carry out certain duties, including establish and complete user information security protection mechanism and information content inspection and management mechanisms, protect users' right to know and right to choose in the process of usage, and to record users' daily information and preserve it for 60 days. Application store services providers shall, within 30 days of the business going online and starting operations, conduct filing procedures with the local cybersecurity and information department. Furthermore, internet application store service providers and internet application information service providers shall sign service agreements to determinate both sides' rights and obligations.

        Furthermore, on December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the Mobile Application Interim Measures, which took effect on July 1, 2017. The Mobile Application Interim Measures requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

Regulations Relating to Bike sharing

        According to the Guiding Opinions on Encouraging and Regulating the Development of Internet Bike Rental, promulgated by the Ministry of Transport, or the MOT, Publicity Department of the Communist Party of China Central Committee, Office of the Central Leading Group for Cyberspace Affairs, National Development and Reform Commission, or the NDRC, the MIIT, Ministry of Public Security, or the MPS, Ministry of Housing and Urban-rural Development, People's Bank of China, or the PBOC, the SAMR and Ministry of Culture and Tourism of the PRC and took into effect on August 1, 2017, the internet bike sharing operators shall establish the users' real name registration mechanism and enter into a service agreement with users to define their respective rights and obligations and specify the requirements on users' riding and parking. To strengthen the protection of the networks and information security, internet bike sharing operators shall set up their servers within the territory of the PRC, implement the network security hierarchical protection, data security management and personal information protection systems and establish a network and information security management system and technical support measures. Additionally, internet bike sharing operators shall refine their internal control mechanism, including rigorously distinguish enterprise self-owned funds from deposits and advance from users, open special accounts for user's deposits and advance, and prevent and control user fund risks.

Regulations Relating to Deposits

        The Implementation Measures for the Administration of Funds of Users of New Business Forms of Transportation, or the Measures, was promulgated collectively by the MOT, the PBOC, the NDRC, the MPS, the SAMR and China Banking and Insurance Regulatory Commission, or the CBIRC, on May 9, 2019, and became effective on June 1, 2019. Pursuant to the Measures, the per-unit amount of the deposit of an Internet bicycle rented shall not exceed 10% of the average cost of the vehicle invested and operated by the operating enterprise. Also, the maximum refund period for the rentals of Internet bicycle users shall not exceed two working days.

        The operating enterprises shall, in accordance with the relevant provisions, respectively open nationwide exclusive special deposit accounts for user's deposits and special deposit accounts for prepaid funds (hereinafter referred to as the "special deposit accounts") with the banks where they are registered in the mainland of the PRC. The banks with which the special deposit accounts are opened shall act as the deposition-management banks for the deposit of user's funds (hereinafter referred to as the "depository bank"). Also, the operating enterprises shall cooperate with the banks where the deposits of the accounts are settled via users' personal banks (hereinafter referred to as "cooperative banks").

        Before the 15th day of the first month of each quarter and prior to April 30 of each year, depository banks and cooperative banks shall provide reports on depository of user's funds for the previous quarter and the previous year for the branches of the PBOC and the local offices of the CBIRC under their jurisdiction. The branches of the PBOC shall share the aforementioned reports with the competent administrative departments of the new business forms of transportation as well as the development and reform departments at the places where the operating enterprises are registered.

        The operating enterprises shall provide the depository banks with true, complete and valid information and data related to the collection and refund of user's funds as well as the use and consumption of prepaid funds, and shall provide the cooperative banks with information and data related to the users' applications for the refund of deposits. The operating enterprises shall bear the corresponding legal liabilities for any risk and loss caused by the falsification of data or errors in their own data.

        The operating enterprises shall, before the 15th day of the first month of each quarter, submit a report on the collection, use and interest income of user's funds in the previous quarter to the competent administrative department of the new business forms of transportation at the places where the operating enterprises are registered. The competent administrative department of the new business forms of transportation shall share the aforementioned reports with the local branches of the PBOC, the development and reform department as well as the local offices of the CBIRC.

Regulations Relating to Single-Purpose Commercial Prepaid Cards

        On September 21, 2012, the MOFCOM promulgated the Administrative Measures for Single-Purpose Commercial Prepaid Cards (for Trial Implementation), or the Prepaid Cards Measures, which was later amended and came into effect on August 18, 2016. The Prepaid Cards Measures applies to business in the retail, accommodation and catering, and residential service industry that conduct Single-Purpose Commercial Prepaid Card business within the PRC. The Single-Purpose Commercial Prepaid Cards are prepayment vouchers of goods or services within the entity or its group or the franchise system of the same brand, including but not limited to the physical cards in the form of magnetic stripe cards, chip cards, paper coupons, and virtual cards in the form of passwords, string codes, graphics, and biometric information.

        Pursuant to the Prepaid Cards Measures, a card issuer shall file with relevant governmental authorities within 30 days from the commencement of its Single-Purpose Commercial Prepaid Card business. If a card issuer violates the requirements above, the local commerce department at or above the county level at the place where the violation occurs shall require the violator to take immediate remedial measures within a prescribed time limit; and if the card issuer fails to meet the requirement, it shall be subject to a fine of more than RMB10,000 but less than RMB30,000.

Regulations Relating to Qualification and Certification for Surveying and Mapping

        Pursuant to the Administrative Regulations on Maps, which was promulgated by the State Council on November 26, 2015 and became effective on January 1, 2016, entities engaging in Internet map services shall lawfully obtain the appropriate qualification and certification for surveying and mapping while providing the public with services such as geographic location, geographic information upload annotation and map database development.

        on July 1, 2014, the Circular of the State Bureau of Surveying and Mapping on Issuing the Regulations of the Survey and Mapping Qualification Administration and the Standards for the Survey and Mapping Qualification Classification, or the Mapping Circular, was promulgated by the State Bureau of Surveying and Mapping and took into effect on August 1, 2014. Pursuant to the Mapping Circular, the Internet map service mainly includes geographic location, geographic information upload annotation as well as map database development, and maps invoked through wireless network also belong to the category of Internet map service: (i) geographic location refers to the service of matching spatial coordinates with corresponding positions of Internet maps and the service of visualizing maps; (ii) geographic information upload and annotation refers to the service mode that allows users to fill in information they are interested in and share it with others on Internet maps. Such information includes, but is not limited to, names, addresses, categories, attributes, images, comments, etc.; and (iii) map database development refers to the development of Internet map database and related service functions by Internet map service units for users to call and develop. In terms of the function, it includes but is not limited to map display, map plotting, map search, bus transfer, driving route, geocoding, reverse geocoding and other map services. In terms of the form, it includes but is not limited to API, web service, SDK and other map interface call services.

        On December 28, 1992, the SCNPC promulgated the Surveying and Mapping Law of the People's Republic of China, which was later amended on August 29, 2002 and April 27, 2017. According to the Surveying and Mapping Law of the People's Republic of China, those who engage in surveying and mapping activities without the qualification and certification for surveying and mapping shall be required to cease the illegal activities, confiscate the illegal gains and surveying and mapping results, and shall be fined no less than one time but no more than two times of the remuneration agreed upon for surveying and mapping. In the event of serious circumstances, the surveying and mapping tools shall be confiscated.

Regulations Relating to Commercial Franchising

        Under the applicable regulations, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources (hereinafter referred to as "franchisor") allows such business resources to be used by another business operator (hereinafter referred to as "franchisee") through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees to the franchisor according to the contract.

        On February 6, 2007, the State Council issued the Administrative Regulations on Commercial Franchising, or the Franchising Administrative Regulations, which came into effect on May 1, 2007. The Franchising Administrative Regulations was subsequently supplemented by the Administrative Measures on Filing of Commercial Franchises, or the Filing Measures, which was promulgated by the MOFCOM on April 30, 2007, newly amended on December 12, 2011 and became effective on February 1, 2012, together with the Franchising Administrative Regulations, the Regulations and Provisions on Commercial Franchising. Pursuant to the Regulations and Provisions on Commercial Franchising, franchisors participating in franchising activities shall have a fully-developed business model and the ability to provide operational guidance, technical support, and service training to the franchisees on continuous basis, and the franchisors shall have, as a minimum, two directly-managed outlets and one year of business operation. Franchisors engaged in franchising activities without satisfying the requirements above may be subject to penalties such as the forfeit of illegal income and imposition of fines between RMB100,000 and RMB500,000 and may be bulletined by the MOFCOM or its local counterparts. Also, in the first quarter of every year, franchisors are required to report to the MOFCOM or its local counterparts the status of any franchise contracts in the previous year. Franchise contracts shall include certain required provisions, such as terms, termination rights and payments, further clarifying the scope of information disclosure by franchisors. The term of a franchise contract shall be no less than three years unless otherwise agreed by franchisees.

        In addition, franchisors shall carry out record-filing with the competent commerce authority within 15 days after the first signing of the franchising contract. If a change in any of the following record filing information of a franchisor occurs, the franchisor shall, within 30 days as at the date on which the change occurs, apply for change of registration with the record filing authority: (i) information on the franchisor registered with the administration for industry and commerce; (ii) information on business resources; and (iii) the distribution of stores of all franchisees within the territory of the PRC. Failure to go through the filing procedures may incur penalties such as fines up to RMB100,000 and the franchisor may be bulletined by the MOFCOM or its local counterparts.

        Pursuant to the Administrative Measures on Information Disclosure of Commercial Franchises, which was promulgated by the MOFCOM on April 30, 2007, amended on February 23, 2012 and became effective on April 1, 2012, failure to report franchising activities may result in penalties such as fines, and noncompliance may also be bulletined. If the franchisor conceals the information that affects the performance of the franchise contract and makes it impossible to achieve the purpose of the contract or discloses false information, the franchisee is entitled to terminate the franchise contract in his sole discretion.

        According to the Manual of Guidance on Administration for Foreign Investment Access (Edition 2008), which was promulgated by the MOFCOM and came into effect on December 18, 2008, if an existing foreign-invested company expects to operate a franchise in the PRC, it shall apply to the MOFCOM or its local counterparts within 15 days after the first signing of the franchising contract, and its business scope shall include "engaging in commercial activities by way of franchise".

Regulations Relating to Production of Electric Bicycles

        Pursuant to the Product Quality Law of the People's Republic of China which was promulgated by the National People's Congress and became effective from September 1, 1993 and was last amended on December 29, 2018, manufacturers and sellers shall establish sound internal product quality control system, strictly implement post quality specification, quality responsibility and corresponding assessment measures. The products shall pass the quality inspection and the substandard product shall not be passed off as a qualified one. Manufacturers shall be liable for the quality of the products it produced. Manufacturers and sellers shall bear the responsibility of the product quality according to the requirements of such regulation.

        On May 15, 2018, the Regulation on Safety Technical Specification for Electric Bicycles (GB17761-2018), or the New Standard, were promulgated by the SAMR and the National Standardization Administration of China, or the NSA, which became effective on April 15, 2019, to replace the old standard GB 17761-1999. The New Standard specifies the parameters and indicators such as the complete weight and maximum speed per hour of electric bicycles, and generally introduces more stringent safety performance requirements for electric bicycles, since a full mandatory compliance is now required as opposed to the previous version only requiring mandatory compliance with selected clauses. The New Standard imposes strict nationwide regulations over the production specifications and the riding of electric bicycles, advocating the generational upgrade of electric bicycles, which bodes well for the development of leading manufacturers of lead-acid motive batteries for electric bicycles with premium quality and high specific energy.

        On July 19, 2018, the Certification and Accreditation Administration of China, or the CAA, promulgated the Implementing Rules for Compulsory Product Certification of Electric Bicycles, or the Rules, effective on August 1, 2018. The relevant designated certification institutions shall, in accordance with the requirements of the Rules, formulate corresponding implementing rules for product certification and shall not carry out certification activities in the relevant designated fields until they have filed a record with the CAA.

        The Opinions on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, promulgated jointly by the SAMR, the MIIT, and the MPS on March 14, 2019, provides that the relevant market supervision departments should strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and should only allow vehicles that meet the New Standard and obtained CCC certification flowing into the market.

Regulations Relating to Carpooling Services

        Carpooling services are a relatively new business model and are rapidly evolving in the PRC. On July 26, 2016, the General Office of the State Council promulgated the Guidelines on Deepening Reform and Promoting the Healthy Development of the Taxi Industry, which became effective on the same date, to clearly define carpooling service (i.e. private car sharing/ride sharing) as sharing of journeys which private-car drivers share the information of their journeys online in advance and riders with similar route choose to ride with the driver and share part of the travel costs or for free. The local authorities shall encourage and standardize the development of carpooling services and formulate corresponding regulations.

        On July 27, 2016, the MOT, the MIIT, the MPS, the MOFCOM, the SAMR and the CAC jointly promulgated the Interim Measures for the Management of Online Ride-Hailing Operation and Service, which became effective on November 1, 2016 and amended on December 28, 2019, to regulate the business activities of online ride-hailing services, and ensure operational safety for the passengers. Before carrying out online ride-hailing services, an online ride-hailing service platform company shall obtain the permit for online ride-hailing business and complete the record-filing of internet information services to the provincial authorities of communications administration in the place of its enterprise registration. Carpooling services (i.e. private car sharing/ride sharing) shall be subject to rules promulgated by the municipal authorities. Therefore, carpooling is not subject to regulations of ride-hailing, which requires local operation permission and limits number of licenses issued.

        Except for the guidelines on the national level, many local authorities have promulgated instructional implementing rules to clarify that the carpooling services are not defined as transportation business and further stipulate the requirements for carpooling service platform, vehicles and drivers, including the limitation on the number of daily carpooling times, the standard of cost sharing, the data ingestion or filing requirements and background checks requirements. For example, (1) on December 21, 2016, Beijing Commission of Transport, Beijing Public Security Bureau, Beijing Administration for Industry and Commerce, Beijing Communications Administration and Beijing Cyberspace Administration promulgated the Guidance on Private Carpooling in Beijing, which stipulates that both parties who share the private car together can reasonably share the cost of oil, gas, electricity and road toll. In addition, each vehicle can be dispatched no more than two times per day; (2) on December 21, 2016, Shanghai Commission of Transport, Shanghai Cyberspace Administration, Shanghai Public Security Bureau, Shanghai Administration for Industry and Commerce and Shanghai Communications Administration announced the Opinions on the Implementation of Standardizing the Private Carpooling in Shanghai, stipulates that platforms engaged in providing carpooling service information shall file with the municipal traffic administrative department 20 days before providing information services. Sharing carpooling cost and its standard are reasonably determined by the platform in accordance with relevant national regulations. In addition, the carpooling services provided by each car is temporarily limited to two times per day; (3) on December 21, 2016, Guangzhou Commission of Transport, Guangzhou Development and Reform Commission, Guangzhou Public Security Bureau issued the Opinions on the Investigation and Punishment of Illegal Operation of Road Passenger Transport Involved the Identification of Private Passenger Carpooling, or the Guangzhou Opinions, which became effective on the same day and would last for five years. The Guangzhou Opinions stipulates that the cost of private carpooling is limited to the direct costs such as the vehicle fuel (electricity) cost and road toll, and the apportioned expenses shall not exceed the above direct costs and can only be charged according to the shared mileage. Besides, the Guangzhou Opinions requires that if the passengers share part of the carpooling cost, the driver can offer the carpooling services no more than two times in the whole day; if the carpooling is free, the number of providing carpooling services for driver is unlimited; and (4) on December 28, 2016, Shenzhen Commission of Transport and Shenzhen Public Security Bureau issued the Opinions on Standardizing the Private Carpooling in Shenzhen, or the Shenzhen Opinions, which became effective on the same day and would last for five years. The Shenzhen Opinions stipulates that the shared expenses are the direct costs, such as the vehicle fuel or electricity cost and road toll, and the cost-sharing of a single mileage shall not exceed 50% of the renewal price of the taxi mileage (excluding starting price, fuel surcharge, waiting time fee, long-distance return fee, and night surcharge). The Shenzhen Opinions further provides that carpooling platforms shall not provide information services to the same vehicle for more than three times in a day.

Regulations Relating to Consumers Protection

        According to the Consumers Rights and Interests Protection Law of the People's Republic of China, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013 respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or accept on the Internet trading platforms may claim damages to sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to the minimum of three times the price of the goods or services or RMB 500.

Regulations Relating to Leasing

        Pursuant to the Law on Administration of Urban Real Estate of the People's Republic of China promulgated by the SCNPC on July 5, 1994 and amended lastly on August 26, 2019, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department.

        On December 1, 2010, Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, the landlords and tenants are required to enter into lease contracts which should generally contain specified provisions, and the lease contract should be registered with the relevant construction or property authorities at municipal or county level within 30 days after its conclusion. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

Regulations Relating to Advertising

        In 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on October 26, 2018 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

        The Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked "Advertisement" so that viewers can easily identify them as such. Publishing and circulating advertisements through the Internet shall not affect the normal use of the Internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons, (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization, or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others.

Regulations Relating to Internet Information Security and Privacy Protection

        In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. According to Cyber Security Law of the People's Republic of China, which was promulgated by Standing Committee of the SCNPC on November 7, 2016 and effective on June 1, 2017, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties, and network operators of key information infrastructure shall store within the territory of the PRC all personal information and important data collected and produced within the territory of the PRC. The purchase of network products and services that may affect national security shall be subject to national cybersecurity review.

        After the release of the Cyber Security Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services, or the Review Measures, which become effective on June 1, 2017. The Review Measures establish the basic framework and principle for national security reviews of network products and services. The Measures for Cyber Security Review issued on April 13, 2020 and effective on June 1, 2020, which repeals the Review Measures. According to the Measures for Cyber Security Review, a critical information infrastructure operator, before purchasing network products and services, shall prejudge the national security risks that may arise after the products and services are put into use. If such products and services will or may affect national security, the operator shall apply for cyber security review to the cyber security review office.

        On December 13, 2005, the MPS, issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, effective on March 1, 2006. The Internet Protection Measures requires internet service providers to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, discover and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users' information to any third parties unless such disclosure is required by laws and regulations. Internet services providers are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users' correspondences.

        The ICP Measures prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, or the Internet Information Services Provisions, issued by MIIT in 2011, without the consent of users, internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information (hereinafter referred to as "user personal information"), nor shall they provide users' personal information for others, unless otherwise required by laws and administrative regulations. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such users' personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the users' personal information, and in case of any leak or likely leak of the users' personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012 and the Provisions on Protecting the Personal Information of Telecommunications and Internet Users issued by MIIT on July 16, 2013, any collection and use of users' personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites, civil and/or even criminal liabilities. Furthermore, the Mobile Application Administrative Provisions strengthens the regulation of the mobile app information services. Pursuant to the Mobile Application Administrative Provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for users' information, observe the principles of legality, rationality and necessity, and expressly state the purpose, method and scope of, and obtain users' consent to, the collection and use of users' personal information. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of MIIT, the General Office of the MPS and the General Office of the SAMR jointly promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance thereof. We have required our users to consent to our collection and use of their personal information, and established information security systems to protect user's privacy.

        On November 1, 2015, the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC became effective, pursuant to which, any Internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order may be subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtains any personal information is subject to criminal penalty under severe circumstances.

        On May 8, 2017, the Supreme People's Court and the Supreme People's Procuratorate released the Interpretations of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens' Personal Information, or the Interpretations, effective on June 1, 2017. The Interpretations clarify several concepts regarding the crime of "infringement of citizens' personal information" stipulated by

Article 253A of the Criminal Law of the People's Republic of China, including "citizen's personal information", "provision" and "unlawful acquisition". The Interpretations also specify the standards for determining "serious circumstances" and "particularly serious circumstances" of this crime.

Regulations Relating to Unfair Competition

        According to the Law against Unfair Competition of the People's Republic of China, or the Anti-Unfair Competition Law, promulgated by the SCNPC on September 2, 1993 and amended on November 4, 2017 and April 23, 2019 respectively, effective from April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement of trade secrets, price dumping, illegitimate premium sale and commercial libel. Any operators who violates the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

Regulations Relating to Intellectual Property

        China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

        On September 7, 1990, the SCNPC promulgated the Copyright Law of the People's Republic of China, or the Copyright Law, promulgated on September 7, 1990, and amended on October 27, 2001, February 26, 2010 and November 11, 2020 respectively and will take into effect on June 1, 2021. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China. According to the Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. An infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

        In order to further implement the Computer Software Protection Regulations which was promulgated by the State Council on December 20, 2001, effective on January 1, 2002 and amended on January 8, 2011 and January 30, 2013, respectively, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which applies to software copyright registration, license contract registration and transfer contract registration. The National Copyright Administration of China shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China, or the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which conform to the provisions of both the Computer Software Copyright Registration Procedures and the Computer Software Protection Regulations (Revised in 2013).

Trademark

        According to the Trademark Law of the People's Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the Trademark Office handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People's Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

        According to the Patent Law of the People's Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and will take into effect on June 1, 2021, and the Implementation Rules of the Patent Law of the People's Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely "inventions", "utility models" and "designs". Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a "first come, first file" principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

        Internet domain name registration and related matters were primarily regulated by the Measures on Administration of Internet Domain Names which were promulgated by the MIIT on August 24, 2017 and effective on November 1, 2017, and the Implementing Rules on the Registration of National Top-Level Domain, which were promulgated by China Internet Network Information Center and effective on June 18, 2019. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a "first come, first file" principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Regulations Relating to Foreign Exchange

        The principal regulation governing foreign currency exchange in China is Foreign Exchange Administration Regulations promulgated by the State Council on January 29, 1996, took into effect on April 1, 1996 and last amended on August 5, 2008. Under the PRC foreign exchange regulations, Renminbi is freely convertible into other currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless prior approval is obtained from SAFE and prior registration with SAFE is made.

        Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018 and December 30, 2019 respectively, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment. The SAFE Notice No. 59 also simplified the capital verification and confirmation formalities for foreign invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from Chinese party, and further improved the administration on exchange settlement of foreign exchange capital of foreign invested entities.

        On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015 and was amended on December 30, 2019. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

        On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16, which, among other things, amends certain provisions of the SAFE Circular 19. According to the SAFE Circular 19 and the SAFE Circular 16, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals and foreign debts from foreign currency into Renminbi on a discretionary basis, and the flow and use of the Renminbi capital converted from foreign currency denominated registered capital or foreign debt of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the SAFE Circular 19 or Circular SAFE 16 could result in administrative penalties.

        In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013 and amended on October 10, 2018 and December 30, 2019, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches.

        On February 13, 2015, the SAFE promulgated the Notice of SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or the SAFE Circular 13, which became effective on June 1, 2015 and was amended on December 30, 2019. The SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant the SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

        On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3,which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years' losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

        On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law under the premise of not violating the Negative list and the projects invested are true and in compliance with laws and regulations.

        On April 10, 2020 the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of capital relating to capital account, enterprises are allowed to use capital under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Dividend Distributions

        The principal regulations governing distribution of dividends of our wholly foreign-owned enterprises including Shanghai Haluo, Shanghai Hamao and Xiamen Haxing, or the WFOEs, include the Company Law of the People's Republic of China. Under these regulations, the WFOEs in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

        On July 4, 2014, the SAFE promulgated the Circular on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the Circular 37, for the purpose of simplifying the approval process, and for the promotion of the cross-border investment. The Circular 37 supersedes the Notice on Relevant Issues on the Foreign Exchange Administration of Raising Funds through Overseas Special Purpose Vehicle and Investing Back in China by Domestic Residents, and revises and regulates the relevant matters involving foreign exchange registration for round-trip investment. Under Circular 37, (1) PRC residents must register with the local SAFE branch in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in the Circular 37 as a "special purpose vehicle". Pursuant to the Circular 37, "control" refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, acquisition, trusteeship, shareholding entrustment arrangement, voting rights, repurchase, or convertible bonds; and (2) following the initial registration, PRC resident must update his or her SAFE registration when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions). Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with the SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

        Pursuant to Circular 13, the aforementioned registration shall be directly reviewed and handled by qualified banks, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via qualified banks.

Regulations Relating to Stock Incentive Plans

        According to the Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the overseas companies, are required to submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies, before they obtain the incentive shares or exercise the share options.

        According to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Share Incentive Rules, which was issued by the SAFE on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds.The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions.

        In addition, under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives, promulgated by the State Administration of Taxation, or the SAT, and effective from August 24, 2009 and amended on April 18, 2011, listed companies and their domestic organizations shall, according to the individual income tax calculation methods for "wage and salary income" and stock option income, lawfully withhold and pay individual income tax on such income.

Regulations Relating to Taxation

Income Tax

        According to the Enterprise Income Tax Law of the People's Republic of China, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with its de facto management body within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People's Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

        On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the Bulletin 7. The Bulletin 7

repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by the SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by the SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The Bulletin 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities' scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in the PRC, immovable property in the PRC and equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the Bulletin 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The Bulletin 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the Bulletin 7 may not be subject to PRC tax under the Bulletin 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

        On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders' retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

        Under the Bulletin 7 and the Law of the People's Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. In addition, the tax authority may also hold the withholding agents liable and impose a penalty ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the Bulletin 7.

Withholding Tax on Dividend Distribution

        The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law reduced the rate from 20% to 10%, effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

        Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

        According to the Administrative Measures on Non-resident Taxpayers to Enjoy the Treatment under Tax Treaties promulgated by the SAT on October 14, 2019, which came into effect on January 1, 2020, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials for future inspection, and accept follow-up administration by the tax authorities.

        The Announcement of the State Administration of Taxation on Issues concerning "Beneficial Owners" in Tax Treaties, which was promulgated by the SAT on February 3, 2018 and took effect on April 1 2018, further clarified the analysis standard when determining one's qualification for beneficial owner status.

Value-Added Tax

        Pursuant to the Interim Regulations on Value-Added Tax of the People's Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People's Republic of China, which was promulgated by the Ministry of Finance, or the MOF, and the SAT on December 15, 2008 and became effective on January 1, 2009 and as amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, the MOF and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or

the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods orginally subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with the Circular 32.

        Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain "modern service industries" in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Plan, the "modern service industries" include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017, and March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.

        On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods originally subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment and Social Welfare

        Pursuant to the PRC Labor Law which was promulgated by the SCNPC on July 5, 1994, effective on January 1, 1995 and amended on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law which was promulgated by the SCNPC on June 29, 2007, effective on January 1, 2008 and amended on December 28, 2012, and the Implementing Regulations of the Employment Contracts Law which were promulgated by the State Council and effective on September 18, 2008, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

        Pursuant to the Social Insurance Law of the People's Republic of China, which was promulgated by the SCNPC on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in the PRC are required to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

Regulations Relating to Overseas Listing and M&A

        On August 8, 2006, six PRC regulatory agencies, namely the MOFCOM, the SAT, the SAFE, the SAIC, the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; (ii) the Company established the WFOEs and Xiamen Haxing by means of direct investment and not through a merger or acquisition of the equity or assets of a "PRC domestic company" as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules, the interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

        In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which became effective on March 3, 2011, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information relating to our directors and executive officers upon closing of this offering.

Name	Age	Position/Title
Lei Yang	32	Co-founder, Director and Chief Executive Officer
Kaizhu Li	43	Co-founder, Director and President
Tao Jiang	35	Director and Vice President
Zhaokun Peng	35	Director and Vice President
Xingde Chi	32	Director and Senior Operating Officer
Xinyi Han**	43	Director Appointee
Peng Yang***	44	Director
Chao Zhu	40	Director
Ji-Xun Foo	52	Director
Shaoqing Jiang	46	Director
Yonggang Cong***	41	Director
Yang Wang	46	Director
Yi Zuo*	45	Independent Director Appointee
Hongjiang Zhang*	60	Independent Director Appointee
Xiaodong Chen	51	Co-Chief Financial Officer
Say Keong Tey	43	Co-Chief Financial Officer
Liangliang Ren	39	Vice President
Yiqun Chu	38	Senior Operating Officer

*
Has accepted appointment as our independent director, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

**
Has accepted appointment as our director, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

***
Will resign immediately upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

        Mr. Lei Yang is our co-founder and has served as our director and chief executive officer since November 2018. From 2015 to 2016, he served as the chief executive officer of Shanghai Jingyao Network Technology Co., Ltd., or Shanghai Jingyao, an Internet company in China that operates a valet parking platform. From 2012 to 2015, Mr. Yang was the chief executive officer of Shanghai Bida Network Technology Co., Ltd., an Internet company in China that operates a platform for chauffeur service. Mr. Yang is currently attending the fourth term of Hupan University, a corporate business school jointly founded by accomplished entrepreneurs and scholars.

        Mr. Kaizhu Li is our co-founder and has served as our director and president that oversees daily operational matters and software research and development since November 2018. Mr. Li has over 20 years of experience in the information technology industry. From 2015 to 2016, Mr. Li was in charge of software research and development in Shanghai Jingyao. From 2014 to 2015, Mr. Li was a senior research and development manager of Ctrip Computer Technology (Shanghai) Co., Ltd., a subsidiary of Trip.com Group Ltd., a company listed on (Nasdaq: TCOM) providing online travel and related services. From 2005 to 2014, he was a senior engineer of Ericsson (China) Communications Co., Ltd., Shanghai Branch, an information and communication technology company. Mr. Li received his master's degree in software engineering from the Software School of Fudan University in 2007, and his bachelor's degree in computer science from Hangzhou Dianzi University in 1997.

        Mr. Tao Jiang is our vice president that oversees our four-wheelers business and has served as our director since October 20, 2020. Mr. Jiang has vast experience in product management and commercialisation in the information technology industry. Before joining us, he worked as a product manager at Shanghai Jingyao from 2015 to 2016, a product manager at Shanghai Dajiama Information Technology Co., Ltd., an automobile e-commerce platform from 2014 to 2015, product manager at Shenzhen Fangduoduo Network Technology Co., Ltd., a property technology company from 2013 to 2014, senior product manager at Dianping Holdings, a predecessor of Meituan Dianping (HKEX: 3690) from 2011 to 2013, and product manager at Anjuke.com, an online platform that operates real estate information-based websites in China. Mr. Jiang graduated from Huaibei Normal University in 2009 with his bachelor's degree in economics.

        Mr. Zhaokun Peng is our vice president that oversees new initiatives and has served as our director since October 20, 2020. Previously, as head of our shared e-bike operations, he led the business unit to achieve market leadership swiftly and decisively. He was a test manager of Shanghai Jingyao from 2015 to 2018. From 2010 to 2015, Mr. Peng was a senior project manager of Digital China System Integration Co., Ltd., a cloud-based information technology services provider. Mr. Peng received his bachelor's degree in information and computer science from Huanggang Normal College in 2009.

        Mr. Xingde Chi is our senior operating officer that oversees e-scooter business and has served as our director since November 2018. Prior to his current role, he oversaw our bike design, marketing and mobility services successively. From October 2015 to July 2016, he focused on user experience design at Shanghai Jingyao. Prior to that, he worked at Tencent (HKEX: 0700) specializing in user experience design. Mr. Chi obtained his master's degree in in interaction design from Hong Kong Polytechnic University in 2012 and bachelor's degree in industrial design from Beihang University (previously known as Beijing University of Aeronautics and Astronautics) in 2011.

        Mr. Xinyi Han (Cyril), will serve as our director upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. He has been the chief financial officer of Ant Group since April 2020. Mr. Han joined Ant Group in May 2014 and has served as senior director and vice president. Prior to this, Mr. Han joined Alibaba in September 2011 as a senior director of the corporate finance department of Alibaba. Prior to joining Alibaba, Mr. Han worked at the investment banking division of China International Capital Corporation., a financial institution listed on the Hong Kong Stock Exchange (HKEX:3908) from July 2001 to September 2011. Mr. Han has been a non-executive director of Hundsun Technologies Inc., a financial technology company listed on the Shanghai Stock Exchange (SSE: 600570), since February 2016, a non-executive director of ZhongAn Online P&C Insurance Co. Ltd., an insurance company listed on the Main Board of the Hong Kong Stock Exchange (HKEX: 6060), since October 2013 and a director of Yum China Holdings Inc., a company listed on both the New York Stock Exchange and the Hong Kong Stock Exchange (NYSE: YUMC, HKEX: 9987), since May 2019. Mr. Han obtained a master's degree in economics and a bachelor's degree in economics from Tsinghua University in June 2001 and July 1999, respectively.

        Mr. Peng Yang has served as our director since December 2019. Mr. Yang was a vice president of Dell Technologies Group during the period from 1999 to 2018 and is currently a vice president of Ant Group Co., Ltd. He is also a director of Linewell Software Company Limited, an information technology company listed on Shanghai Stock Exchange (SSE: 603636), and a director of Asiaray Media Group Limited (HKEX: 1993). Mr. Yang obtained his MBA degree from Curtis L. Carlson School of Management of the University of Minnesota in 2003 and his bachelor's degree in economics from Lingnan (University) College of Sun Yat-sen University in 1998.

        Mr. Chao Zhu has served as our director since November 2018. Mr. Zhu has been a director and later, a senior director of the strategic investment division of Ant Group Co., Ltd since 2014. From 2006 to 2014, he served in the investment banking department of China International Capital

Corporation Ltd., a financial institution listed on the Hong Kong Stock Exchange (HKEX: 3908), as an associate, vice president and executive director. Mr. Zhu received his master's degree and bachelor's degree both in economics from Fudan University in 2006 and 2002, respectively.

        Mr. Ji-Xun Foo has served as our director since November 2018. Mr. Foo also currently serves as a managing partner at GGV Capital, a venture capital firm. From 2000 to 2005, Mr. Foo was a director at Draper Fisher Jurvetson ePlanet Ventures L.P., a venture capital fund. From 1996 to 2000, Mr. Foo served as a manager of the Finance and Investment Division of the National Science and Technology Board of Singapore. From 1993 to 1996, Mr. Foo served as the leader of a research and development project at Hewlett Packard, an information technology company. Mr. Foo received his master of science degree in management of technology in 1997 and his bachelor's degree in engineering in 1993 from National University of Singapore.

        Mr. Shaoqing Jiang has served as our director since March 2021. Mr. Jiang also currently serves as an operational director at Chengwei Capital. From 2007 to 2012, he was a director at Renaissance Environmental Investment. From 2006 to 2007, he served as an investment director at Walden International. From 2005 to 2006, he was a vice president at Cummings-Goldman Capital Partners. Prior to that, he was an associate at Chengwei Ventures from 1999 to 2003. Mr. Jiang received his MBA degree from Stern Business School of New York University in 2005 and his bachelor's degree in English literature from Fudan University in 1997.

        Mr. Yonggang Cong has served as our director since October 2020. Mr. Cong has been the vice chairman and co-president of Fosun Capital and chairman of Fosun New Economy since 2016. He also currently serves as a director at Shanghai Cloudcare Technolgy Co., Ltd., LinkPlay Technology Inc., APICloud.com and Hechuang (Beijing) Technology Co., Ltd. From 2014 to 2016, Mr. Cong served as a general manager at Strategic Partner Division, Alibaba Cloud of Alibaba Group (NYSE: BABA, HKEX:9988). From 2011 to 2014, Mr. Cong was a manager at IBM China responsible for FlashSystem and storage software. From 2009 to 2011, he was the head of pre-sales division, commerce and enterprise department, EMC China. From 2006 to 2009, he was the manager of consulting department of SUN Microsystems in China, which was subsequently merged with Oracle (NYSE: ORCL). He was a technical architect at China Hewlett-Packard Co., Ltd., a subsidiary of HP Inc. (NYSE: HPQ) from 2004 to 2006. Mr. Cong obtained his EMBA degree from Tsinghua People's Bank of China School of Finance in 2021, master's degree in engineering in project management and bachelor's degree in computer science from Beijing University of Posts and Telecommunications in 2007 and 2001, respectively.

        Mr. Yang Wang has served as our director since January 2019. Mr. Wang has been a founding partner of Primavera Capital Group, a private equity investment firm, since 2010. Mr. Wang is also a director of Yum China Holdings, Inc., a company listed on the NYSE and HKEX (NYSE: YUMC; HKEX: 9987), Geely Automobile Holdings Limited, a Hong Kong listed company (HKEX: 0175), and Sunlands Technology Group, an NYSE listed company (NYSE: STG). Mr. Wang was a Managing Director of Goldman Sachs Merchant Banking/Principal Investment Area from 2006 to 2010, where he led significant successful investments in China. Prior to that, Mr. Wang worked in the investment banking division and the private equity group of China International Capital Corporation Limited. Mr. Wang received a master's degree in management science and engineering and dual bachelor's degrees in management engineering and computer science from Shanghai Jiaotong University in 2000 and 1997, respectively.

        Ms. Yi Zuo will serve as our independent director upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. She has served Four Seasons Education (Cayman) Inc. (NYSE: FEDU) as a director since February 2015, chief executive officer since 2019, and chief financial officer from 2017 to 2019. Prior to that, Ms. Zuo served as a partner and the head of the China team of Lihui Private Fund, a private equity fund, from 2013 to 2016. She also has approximately 10 years of experience in investment banking at UBS Group AG, Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch. Prior to that, she served as a consulting manager at PricewaterhouseCoopers from 1997 to 2000. She received her MBA from Stanford Business School in 2004 and her bachelor's degree in economics from Fudan University in 1997.

        Dr. Hongjiang Zhang will serve as our independent director upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Dr. Zhang is a venture partner of Source Code Capital. Before he retired from Kingsoft group in October 2011, he had served Kingsoft Cloud Holdings Limited (NASDAQ: KC) as the chief executive officer since February 2012, and had served Kingsoft Corporation Limited (HKEX: 03888) as an executive director and the chief executive officer since October 2011. Prior to that, Dr. Zhang was the chief technology officer for Microsoft Asia-Pacific Research and Development Group and the Managing Director of the Microsoft Advanced Technology Center. Dr. Zhang was also a member of Executive Management Committee of Microsoft (China) Limited, a committee that defines and leads Microsoft's strategy and business development in the Greater China. Dr. Zhang is a fellow of the Institute of Electric and Electronic Engineers ("IEEE") and Association for Computing Machinery ("ACM"). Dr. Zhang received a Philosophy Doctor in electrical engineering from the Technical University of Denmark. He graduated with a bachelor of science degree from Zhengzhou University. Dr. Zhang is the recipient of the 2012 ACM SIGMM Outstanding Technical Achievement Award, the 2010 IEEE Computer Society Technical Achievement Award, and the 2008 Asian American Engineer of the Year (AAEOY) award.

        Mr. Xiaodong Chen (Fischer) is our co-chief financial officer responsible for debt and equity financing, capital markets, investor relations and special projects. Prior to joining our company in April 2017, he served as the chief financial officer and senior vice president of Skymobi Limited, a mobile application platform and mobile games publisher in China. From December 2007 to April 2015, he was the chief financial officer and senior vice president of a leading Chinese solar system integration company. From June 2006 to December 2007, he was a senior vice president of China Sunergy (Nanjing) Co., Ltd., China's leading solar cell design and manufacturer that was listed on Nasdaq in 2007. From November 1993 to April 2006, he worked at both commercial banking and investment banking arms of JPMorgan Chase with his last position being vice president. Mr. Chen received his bachelor's degree in international finance from Tianjin University of Finance and Economics in 1992.

        Mr. Say Keong Tey (Dylan) joined our company in May 2019 and currently serves as our co-chief financial officer. He has more than 20 years of financial and industry-related experiences. He oversees group finance, accounting, tax and legal functions, in addition to setting up our financial systems and organization. Prior to joining our company, Mr. Tey was the chief financial officer of We Doctor Holdings Limited, an online healthcare services company in China, from April 2018 to April 2019. From July 2011 to March 2018, Mr. Tey was an audit partner of PricewaterhouseCoopers ZhongTian LLP, Shanghai office, focusing on technology industry and U.S. capital markets. He also managed the firm's relationship with a number of venture capital firms, and was a member of its private equity leadership team. Mr. Tey received his bachelor's degree with a double major in accounting and finance from University of New South Wales, Australia. He is a Fellow of Chartered Accountants Australia & New Zealand and a Certified Public Accountant in Hong Kong.

        Mr. Liangliang Ren has served as our vice president that oversees hardware research and development since June 2018. He has extensive experience in information technology. From February 2008 to June 2018, he assumed a managerial role in Pioneer Suntec (Shanghai) Electronic Technology Co., Ltd., a company specialized in the research and development of software. He once managed a technical team of more than 700 people and was responsible for the OEM navigation development project of Toyota. From March 2006 to February 2008, he was an embedded system engineer of Ricoh Imaging Technology (Shanghai) Co., Ltd., a subsidiary of the Tokyo listed Company, Ricoh Co., Ltd., specializing in software and hardware design and testing. Mr. Ren received his master's degree in signal and information processing and bachelor's degree in communication engineering from East China University of Science and Technology in 2006 and 2003, respectively.

        Mr. Yiqun Chu joined our company in September 2018 and currently serves as our senior operating officer that oversees shared two-wheelers operations since September 2018. Prior to joining our company, he was a vice general manager of Inspire Information Service Ltd., a subsidiary of Camelot Business Solutions Limited providing consulting services on information technology. He was responsible for consumer industry solutions at IBM from January 2013 to May 2014, and was a senior solution architect at SAP from January 2012 to January 2013. From January 2012 to March 2018, Mr. Chu was a consultant and project manager of IBM. Mr. Chu received his master's degree in computer software and theory from Shanghai Jiaotong University and bachelor's degree in computer science and technology from Fudan University in 2008 and 2005, respectively.

Board of Directors

        Our board of directors will consist of 12 directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  conducting and managing the business of our company;

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  representing our company in contracts and deals;

  •
  appointing attorneys for our company;

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  select senior management such as managing directors;

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  providing employee benefits and pension;

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  managing our company's finance and bank accounts;

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  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  exercising any other powers conferred by the shareholders meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

        Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our tenth amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies, or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

        Pursuant to our eighth amended and restated shareholders agreement dated April 28, 2021 and our ninth amended and restated memorandum and articles of associations adopted on April 28, 2021, we have granted each of (i) Mr. Yang Lei, our co-founder, director and chief executive officer, (ii) GGV (Hellobike) Limited, (iii) Chengwei Capital HK Limited, (iv) Shanghai Xinglan Enterprise Management Consulting Partnership (Limited Partnership) and (v) Alyssum Holdings Limited the right to elect, remove and replace one director on our board of directors, respectively. We have also granted Mr. Lei Yang, Mr. Wei Jiang and Mr. Kaizhu Li, our co-founders, the right to collectively elect, remove and replace four directors on the board and Antfin (Hong Kong) Holding Limited the right to elect, remove and replace two directors on the board. Among our current board of directors, Kaizhu Li, Tao Jiang, Zhaokun Peng and Xingde Chi were elected by our co-founders, Peng Yang and Chao Zhu were elected by Antfin (Hong Kong) Holding Limited, Ji-Xun Foo was elected by GGV (Hellobike) Limited, Shaoqing Jiang was elected by Chengwei Capital HK Limited, Yonggang Cong was elected by Shanghai Xinglan Enterprise Management Consulting Partnership (Limited Partnership) and Yang Wang was elected by Alyssum Holdings Limited. The eighth amended and restated shareholders agreement and our ninth amended and restated memorandum and articles of associations shall terminate upon completion of this offering, except that certain special rights will survive the termination of the agreement. See "Description of Share Capital—Shareholders Agreement" and "—Registration Rights."

        We expect to adopt our tenth amended and restated memorandum and articles of associations to be effective upon the completion of this offering. Pursuant to our tenth amended and restated memorandum and articles of associations, if a director appointed by Antfin (Hong Kong) Holding Limited ("Antfin," and such director, an "Antfin Director") ceases to be a director, Antfin shall have the right to appoint another person as a director to replace such director; provided, however, that such right shall terminate with respect to one Antfin Director in the event that Antfin and its affiliates collectively hold less than two-thirds of the total number of ordinary shares held by them immediately prior to this offering; and that such right shall terminate with respect to both Antfin Directors in the event that Antfin and its affiliates collectively hold less than one-third of the total number of ordinary shares held by them immediately prior to this offering.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the committees. Each committee's members and functions are described below.

Audit Committee

        Our audit committee will initially consist of Ms. Yi Zuo, Dr. Hongjiang Zhang and Mr. Lei Yang. Ms. Yi Zuo will be the chairperson of our audit committee. Mr. Yi Zuo satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Ms. Yi Zuo and Dr. Hongjiang Zhang satisfies the requirements for an "independent director" within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Lei Yang, our co-founder, director and chief executive officer, holds and will hold, immediately upon the completion of this offering, more than 10% of our voting power. As such, Mr. Lei Yang does not fall under the safe harbor provision of Rule 10A-3. Our audit committee will consist solely of independent directors within one year of this offering.

        The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

  •
  selecting the independent auditor;

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  pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

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  annually reviewing the independent auditor's report describing the auditing firm's internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

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  setting clear hiring policies for employees and former employees of the independent auditors;

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  reviewing with the independent auditor any audit problems or difficulties and management's response;

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  reviewing and, if material, approving all related party transactions on an ongoing basis;

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  reviewing and discussing the annual audited financial statements with management and the independent auditor;

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  reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

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  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

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  discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

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  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

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  discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

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  timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

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  establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

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  meeting separately, periodically, with management, internal auditors and the independent auditor; and

  •
  reporting regularly to the full board of directors.

Compensation Committee

        Our compensation committee will initially consist of Mr. Yi Zuo, Dr. Hongjiang Zhang and Mr. Lei Yang. Ms. Yi Zuo will be the chairperson of our compensation committee. Each of Mr. Yi Zuo and Dr. Hongjiang Zhang satisfies the requirements for an "independent director" within the meaning of Nasdaq Stock Market Rule 5605(a)(2).

        Our compensation committee is responsible for, among other things:

  •
  reviewing, evaluating and, if necessary, revising our overall compensation policies;

  •
  reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

  •
  reviewing and approving our senior officers' employment agreements with us;

  •
  setting performance targets for our senior officers with respect to our incentive-compensation plan and equity-based compensation plans;

  •
  administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee will initially consist of Ms. Yi Zuo, Dr. Hongjiang Zhang and Mr. Lei Yang. Ms. Yi Zuo will be the chairperson of our nominating and corporate governance committee. Each of Mr. Yi Zuo and Dr. Hongjiang Zhang satisfies the requirements for an "independent director" within the meaning of Nasdaq Stock Market Rule 5605(a)(2). The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Compensation of Directors and Executive Officers

        In 2020, we paid aggregate cash compensation of RMB12.5 million (US$1.9 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

        For information regarding share awards granted to our directors and executive officers, see "—Equity Incentive Plans."

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a one-month advance written notice.

        Each executive officer has agreed to hold, and continue to hold after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to undertake non-competition obligations with us upon our request.

        We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Incentive Plans

2018 Stock Incentive Plan

        In November 2018, our board of directors adopted our 2018 stock incentive plan to replace the stock incentive plan previously adopted by Haluo Inclusive, or the Haluo Inclusive Stock Incentive Plan, and to grant additional equity-based awards to qualified employees. The purpose of the 2018 stock incentive plan is to attract and retain the services of employees, directors and consultants by providing additional incentives to promote the business of our company. The maximum aggregate number of shares which may be issued pursuant to awards granted under the plan was 82,845,452 (after giving effect to proportional adjustments pursuant to our subsequent issuance of shares). As of the date of the prospectus, there are 35,104,767 ordinary shares issuable upon the exercise of outstanding share options under the 2018 stock incentive plan, and 12,519,802 ordinary shares reserved for future issuance under the 2018 stock incentive plan.

Type of Awards

        The 2018 stock incentive plan permits awards of options, share appreciation right, dividend equivalent right, restricted share and restricted share unit.

Administration

        The 2018 stock incentive plan is administered by the senior management team of our company appointed by the chief executive officer of our company. The administrator will determine the provisions and terms and conditions of each equity award.

Term

        Unless terminated earlier, the 2018 stock incentive plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreement

        Awards granted under the 2018 stock incentive plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the plan.

Vesting Schedule

        The vesting schedule of each award granted under the 2018 stock incentive plan will be set forth in the award agreement for such equity award. Generally, in the case of share potions, the share options shall vest in a four-year period from the vesting commencement date, of which the first 50% of the share options shall vest on the second anniversary following the vesting commencement date, a subsequent 25% of the share options shall vest on the third anniversary following the vesting commencement date and the reaming 25% of the share options shall invest on the fourth anniversary following the vesting commencement date.

Exercise or Purchase

        The exercise or purchase price for each award, if any, shall be determined by the administrator and stated in the award agreement. Generally, the awards granted under the plan shall be exercisable at the time and under the conditions as determined by the administrator under the terms of the plan, which is stated in the award agreements. However, the award may not be exercised before the consummation of (i) an initial public offering, (ii) a corporate transaction, or (iii) the change in control, except as permitted by the applicable award agreement or otherwise as determined by the administrator.

Termination of Service

        An award may be exercised following the termination of a grantee's continuous service only to the extent provided in the award agreement or as determined by the administrator. Generally, in the case of share options, any share option that is not vested on the date of the termination of service of a grantee shall be immediately terminated, cancelled and forfeited on such date, subject to the administrator's other determination. If the termination of a grantee's service is not for cause, subject to certain restrictions, all the vested and exercisable share options shall be exercised before the completion of an initial public offering after the date of termination of service, and all the vested but not exercisable share options shall be immediately terminated, cancelled and forfeited upon the completion of an initial public offering, subject to the administrator's other determination. If the termination of a grantee's service is for cause, any vested but not exercised share options shall be immediately terminated, canceled and forfeited on the date of termination of service, subject to the administrator's other determination. In addition, the company is entitled to certain repurchase rights to the shares held by a grantee in the event of termination of service.

Acceleration upon Corporate Transaction or Change in Control

        In the event of a corporate transaction, the neither assumed nor replaced awards shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights prior to the specified effective date of a corporate transaction, subject to certain restrictions and exceptions. In the event of a change in control (other than change in control which is also a corporate transaction), each outstanding award under the plan shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of a change in control, subject to certain restrictions and exceptions. A "change in control" under the 2018 stock incentive plan is defined as (as determined by the board of directors (including the approval from each director appointed by Antfin (Hong Kong) Holding Limited) acting reasonably) a change in ownership or control of our company after the Registration Date effected through the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by our Company or by a Company-sponsored employee benefit plan or by an affiliate of our Company) of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our Company's outstanding securities pursuant to a tender or exchange offer made directly to our Company's shareholders which a majority of the directors who are not affiliates or associates of the offeror do not recommend such shareholders accept. Registration Date means the first to occur of (i) the closing of the initial public offering; and (ii) in the event of a corporate transaction, the date of the consummation of the corporate transaction if the same class of securities of the successor corporation (or its parent) issuable in such corporate Transaction shall have been sold to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, on or prior to the date of consummation of such Corporate Transaction.

Granted Options

        The table below summarizes, as of the date of this prospectus, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Option Awarded	Option Exercise Price	Grant Date	Option Expiration Date
Kaizhu Li	Co-founder, Director	*	RMB0.0741	July 28, 2015	July 27, 2025
	and President	*	RMB1.64686	October 1, 2018	September 30, 2028
Tao Jiang	Director and Vice	*	RMB0.0741	November 30, 2015	November 29, 2025
	President of Carpooling	*	RMB0.0741	March 1, 2017	February 28, 2027
		*	RMB1.64686	January 1, 2018	December 31, 2027
		*	RMB1.64686	October 1, 2018	September 30, 2028
Zhaokun Peng	Director and Vice	*	RMB0.0741	July 30, 2015	July 29, 2025
	President	*	RMB0.0741	January 1, 2017	December 31, 2026
		*	RMB1.64686	July 1, 2018	June 30, 2028
		*	RMB1.64686	October 1, 2018	September 30, 2028
Xingde Chi	Director and Senior	*	RMB0.0741	September 18, 2015	September 17, 2025
	Operating Officer	*	RMB0.0741	January 1, 2017	December 31, 2026
		*	RMB1.64686	January 1, 2018	December 31, 2027
		*	RMB1.64686	October 1, 2018	September 30, 2028
Xiaodong Chen	Co-Chief Financial	*	RMB0.0741	April 22, 2017	April 21, 2027
	Officer	*	RMB1.64686	October 1, 2018	September 30, 2028
Say Keong Tey	Co-Chief Financial Officer	*	RMB1.64686	May 6, 2019	May 5, 2029
Liangliang Ren	Vice President	*	RMB1.64686	June 1, 2018	May 31, 2028
Yiqun Chu	Senior Operating Officer	*	RMB1.64686	September 13, 2018	September 12, 2028

*
Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

2020 Stock Incentive Plan

        In November 2020, our board of directors adopted our 2020 stock incentive plan. The purpose of the 2020 stock incentive plan is to attract and retain the services of employees, directors and consultants by providing additional incentive for the purpose of (a) promotion and performance review for the years of 2020, 2021 and 2022, and (y) new employment for the years of 2020 and 2021 and January to June of 2022. The maximum aggregate number of shares which may be issued pursuant to share options granted under the plan is 109,361,022 (after giving effect to proportional adjustments pursuant to our subsequent issuance of shares). On November 2, 2020, 27,095,932 ordinary shares were granted to Mr. Lei Yang as restricted shares. As of the date of the prospectus, there are 22,368,953 ordinary shares issuable upon the exercise of outstanding share options under the 2020 stock incentive plan, and 23,441,849 ordinary shares reserved for future issuance under the 2020 stock incentive plan.

Type of Awards

        The 2020 stock incentive plan permits awards of options, share appreciation right, equivalent right, restricted share and restricted share unit.

Administration

        The 2020 stock incentive plan is administered by the senior management team of our company appointed by the chief executive officer of the company. The administrator will determine the provisions and terms and conditions of each equity award.

Term

        Unless terminated earlier, the 2020 stock incentive plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreement

        Awards granted under the 2020 stock incentive plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the plan.

Vesting Schedule

        The vesting schedule of each award granted under the 2020 stock incentive plan will be set forth in the award agreement for such equity award. These awards contain only service vesting conditions and have two vesting schedules, (i) 50% of the options granted will vest upon the second anniversary of the vesting commencement date, and 25% of the options granted will vest upon third and fourth anniversary of the vesting commencement date, respectively; or (ii) vest in four equal instalments of 25% vest over a period of four years.

Exercise or Purchase

        Exercise or purchase price for each award, if any, shall be determined by the administrator and stated in the award agreement. The awards granted under the plan shall be exercisable at the time and under the conditions as determined by the administrator under the terms of the plan, which is stated in the award agreements. However, the awards may not be exercised before the consummation of (i) an initial public offering, (ii) a corporate transaction, or (iii) the change in control, except as permitted by the applicable award agreement or otherwise as determined by the administrator.

Termination of Service

        An award may be exercised following the termination of a grantee's continuous service only to the extent provided in the award agreement or as determined by the administrator. Generally, in the case of share options, any share option that is not vested on the date of the termination of service of a grantee shall be immediately terminated, cancelled and forfeited on such date, subject to the administrator's other determination. If the termination of a grantee's service is not for cause, subject to certain restrictions, all the vested and exercisable share options shall be exercised before the completion of an initial public offering after the date of termination of service, and all the vested but not exercisable share options shall be immediately terminated, cancelled and forfeited upon the completion of an initial public offering, subject to the administrator's other determination. If the termination of a grantee's service is for cause, any vested but not exercised share options shall be immediately terminated, canceled and forfeited on the date of termination of service, subject to the administrator's other determination. In addition, the company is entitled to certain repurchase rights to the shares held by a grantee in the event of termination of service.

Acceleration upon Corporate Transaction or Change in Control

        In the event of a corporate transaction, the neither assumed nor replaced awards shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights prior to the specified effective date of a corporate transaction, subject to certain restrictions and exceptions. In the event of a change in control (other than change in control which is also a corporate transaction), each outstanding award under the plan shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of a change in control, subject to certain restrictions and exceptions. A "change in control" under the 2020 stock incentive plan is defined as (as determined by the board of directors (including the approval from each director appointed by Antfin (Hong Kong) Holding Limited) acting reasonably) a change in ownership or control of our company after the Registration Date effected through the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by our Company or by a Company-sponsored employee benefit plan or by an affiliate of our Company) of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our Company's outstanding securities pursuant to a tender or exchange offer made directly to our Company's shareholders which a majority of the directors who are not affiliates or associates of the offeror do not recommend such shareholders accept. Registration Date means the first to occur of (i) the closing of the initial public offering; and (ii) in the event of a corporate transaction, the date of the consummation of the corporate transaction if the same class of securities of the successor corporation (or its parent) issuable in such corporate Transaction shall have been sold to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, on or prior to the date of consummation of such Corporate Transaction.

Granted Options

        The table below summarizes, as of the date of this prospectus, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Option Awarded	Option Exercise Price (per share)	Grant Date	Option Expiration Date
Lei Yang	Co-founder, Director and Chief Executive Officer	*	US$0.00001	November 2, 2020	September 30, 2028
Kaizhu Li	Co-founder, Director and President	*	US$0.00001	November 2, 2020	May 31, 2030
Zhaokun Peng	Director and Vice President	*	RMB1.64686	November 2, 2020	November 1, 2030
		*	RMB1.64686	January 1, 2021	December 31, 2030
Tao Jiang	Director and Vice President	*	RMB1.64686	November 2, 2020	May 31, 2030
		*	RMB1.64686	January 1, 2021	December 31, 2030
Xingde Chi	Director and Senior Operating Officer	*	RMB1.64686	November 2, 2020	May 31, 2030
		*	RMB1.64686	January 1, 2021	December 31, 2030
Xiaodong Chen	Co-Chief Financial Officer	*	RMB1.64686	November 2, 2020	May 31, 2030
		*	RMB1.64686	January 1, 2021	December 31, 2030
Say Keong Tey	Co-Chief Financial Officer	*	RMB1.64686	January 1, 2021	December 31, 2030
Yiqun Chu	Senior Operating Officer	*	RMB1.64686	November 2, 2020	May 31, 2030
		*	RMB1.64686	January 1, 2021	December 31, 2030

*
Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

Share Restriction Agreement

        On November 2, 2020, Mr. Lei Yang, our co-founder, director and chief executive officer, entered into a share restriction agreement with us, pursuant to which a total number of 27,095,932 ordinary shares (after giving effect to proportional adjustments pursuant to our subsequent issuance of shares) were granted to Mr. Lei Yang as restricted shares. Such restricted shares are held by GOLD GUARD INVESTMENTS LIMITED, an entity wholly owned by him.

        In the event that Mr. Yang voluntarily terminates his service to or other business relationship with us or if his service or other business relationship is terminated by us for cause as specified in the share restriction agreement on or prior to July 1, 2022, we shall have the option to repurchase, and Mr. Yang shall be obliged to sell, all or part of the restricted shares at a purchase price of US$0.0001 per share.

        The repurchase option shall be suspended upon the submission of our application for initial public offering. In the event that our initial public offering is terminated or suspended for any reason before July 1, 2022, the repurchase option shall resume from the termination date to July 1, 2022. The share restriction agreement shall terminate upon the earlier to occur of July 1, 2022 or the consummation of our initial public offering. However, the terms of the agreement shall survive with respect to any repurchase option duly exercised by us prior to the date of termination.

CEO Award

        In consideration of Mr. Lei Yang's past and future services, we issued 35,994,402 ordinary shares, or the CEO award, to an entity controlled by Mr. Lei Yang at nominal value on April 30, 2021 on the condition that (i) such shares shall not be directly or indirectly sold, transferred, pledged or otherwise disposed of (other than to an entity wholly owned by Mr. Lei Yang) until the date on which our total market capitalization reaches US$30 billion; (ii) in the event that Mr. Lei Yang's employment with us is terminated (whether by himself voluntarily or by us for cause) before our total capitalization reaches US$30 billion, we should repurchase such shares at nominal value; and (iii) we will not issue any additional equity-based awards to Mr. Lei Yang before our total market capitalization reaches US$30 billion. All of the 35,994,402 ordinary shares will be re-designated into the same number of Class B ordinary shares on a one-for-one basis immediately upon the completion of this offering and shall enjoy the same rights and privileges as other Class B ordinary shares (including, but not limited to, voting rights and dividend rights) subject to the conditions above, whether or not our market capitalization reaches US$30 billion.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially 5.0% or more of our ordinary shares.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

        The total number of ordinary shares outstanding as of the date of this prospectus is 1,742,279,139, assuming conversion of all convertible redeemable preferred shares into ordinary shares.

        The total number of ordinary shares outstanding after completion of this offering will be                comprising of            Class A ordinary share and 208,669,186 Class B ordinary shares, which is based upon (i) the re-designation of 198,152,069 ordinary shares and the automatic conversion and re-designation of 10,517,117 convertible redeemable preferred shares beneficially owned by Mr. Lei Yang into 208,669,186 Class B ordinary shares on a one-for-one basis immediately upon the completion of this offering; (ii) the re-designation of all of the remaining outstanding ordinary shares and the automatic conversion of all of the remaining outstanding convertible redeemable preferred shares into 1,533,609,953 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and (iii)                 Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes (i) 57,473,720 Class A ordinary shares issuable upon the exercise of outstanding share options under our equity incentive plans and (ii) 93,435,371 Class A ordinary shares reserved for future issuance under our equity incentive plans. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering				Percentage of total ordinary shares on an as-converted basis
Percentage of aggregate voting power**
			Class A ordinary shares	Class B ordinary shares
	Number	Percent
Directors and Executive Officers:†
Lei Yang(1)	244,148,654	14.0%
Kaizhu Li(2)	29,271,204	1.7%
Tao Jiang	*	*
Zhaokun Peng	*	*
Xingde Chi	*	*
Xinyi Han	—	—
Peng Yang	—	—
Chao Zhu	—	—
Ji-Xun Foo(3)	97,544,932	5.6%
Shaoqing Jiang	—	—
Yonggang Cong	—	—
Yang Wang	—	—
Yi Zuo	—	—
Hongjiang Zhang	—	—
Xiaodong Chen	*	*
Say Keong Tey	*	*
Liangliang Ren	*	*
Yiqun Chu	*	*
All directors and executive officers as a group	383,570,166	22.0%
Principal Shareholders
Antfin (Hong Kong) Holding Limited(4)	584,350,936	33.6%
GOLD GUARD INVESTMENTS LIMITED(5)	226,958,546	13.0%
YOUON (Cayman) Investment Co., Ltd.(6)	112,694,426	6.5%
GGV (Hellobike) Limited(3)	97,544,932	5.6%

*
Less than 1% of our total outstanding shares.

**
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†
The business address for our directors and executive officers is 16th Floor, Building #1, No. 28 Yuanxiu Road, Minhang District, Shanghai, People's Republic of China.

(1)
Represents (i) 198,152,069 ordinary shares (including 27,095,932 restricted shares and the CEO award of 35,994,402 ordinary shares as described below), 8,649,173 Series A convertible redeemable preferred shares and 1,867,944 Series A1 convertible redeemable preferred shares that are held by GOLD GUARD INVESTMENTS LIMITED, a trust established in the British Virgin Islands, of which Mr. Lei Yang is the ultimate beneficial owner; (ii) 18,289,360 ordinary shares held by certain equity incentive vehicles, the voting rights of which have been granted to GOLD GUARD INVESTMENTS LIMITED; and (iii) 17,190,108 ordinary shares held by GRACEFUL RETURNS LIMITED, an equity incentive trust, the voting rights of which have been granted to Mr. Lei Yang.

  On November 2, 2020, Mr. Lei Yang entered into a share restriction agreement with us, pursuant to which a total number of 27,095,932 ordinary shares (after giving effect to proportional adjustments pursuant to our subsequent issuance of shares) were granted to Mr. Lei Yang as restricted shares. Such restricted shares are held by GOLD GUARD INVESTMENTS LIMITED. For further information, see "Management—Equity Incentive Plans—Share Restriction Agreement."

  In addition, in consideration of Mr. Lei Yang's past and future services, we issued 35,994,402 ordinary shares to GOLD GUARD INVESTMENT LIMITED at nominal value on April 30, 2021, subject to certain conditions. See "Management—CEO Award."

(2)
Represents 29,271,204 ordinary shares held by Heaven Stand Limited, a trust established in British Virgin Islands. Mr. Kaizhu Li is the ultimate beneficial owner of Heaven Stand Limited. The registered address of Heaven Stand Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)
Represents 25,947,260 Series A convertible redeemable preferred shares, 36,754,819 Series A1 convertible redeemable preferred shares, 8,107,623 Series A2 convertible redeemable preferred shares, and 26,735,230 Series D convertible redeemable preferred shares that are collectively held by GGV (Hellobike) Limited, a limited liability company established in Hong Kong. The shareholders of GGV (Hellobike) Limited are GGV Capital V L.P. ("GGV V"), GGV Capital V Entrepreneurs Fund L.P. ("GGV V EF") and GGV Capital Select L.P. ("GGV Select"). GGV Capital V L.L.C. is the general partner of GGV V and GGVV EF, and GGV Select L.L.C. is the general partner of GGV Select. There are five managing directors in GGV Capital V L.L.C. and GGV Capital Select L.L.C. who shared voting and investment power, namely Mr. Ji-Xun Foo, Lee Hongwei Jenny, Hans Tung, Glenn Solomon and Jeff Richards. The registered address of GGV (Hellobike) Limited is 402 Jardine Hse 1 Connaught Place Central, Hong Kong.

(4)
Represents 79,999,985 Series C convertible redeemable preferred shares, 229,159,333 Series D convertible redeemable preferred shares, 2,125,044 Series E1 convertible redeemable preferred shares, 175,130,393 Series E2 convertible redeemable preferred shares and 97,936,181 Series F convertible redeemable preferred shares that are collectively held by Antfin (Hong Kong) Holding Limited, a company organized under the laws of Hong Kong. Antfin (Hong Kong) Holding Limited is a wholly owned subsidiary of Ant Group Co., Ltd. (formerly known as Ant Small and Micro Financial Services Group Co., Ltd.). The registered address of Antfin (Hong Kong) Holding Limited is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(5)
Represents (i) 198,152,069 ordinary shares (including 27,095,932 restricted shares and the CEO award of 35,994,402 ordinary shares as described in note (1) above), 8,649,173 Series A convertible redeemable preferred shares and 1,867,944 Series A1 convertible redeemable preferred shares that are held by GOLD GUARD INVESTMENTS LIMITED, a trust established in the British Virgin Islands, of which Mr. Lei Yang is the beneficial owner; and (ii) 18,289,360 ordinary shares held by certain equity incentive vehicles, the voting rights of which have been granted to GOLD GUARD INVESTMENTS LIMITED. The registered address of GOLD GUARD INVESTMENTS LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)
Represents 112,694,426 ordinary shares that are held by YOUON (Cayman) Investment Co., Ltd., an exempted company established in the Cayman Islands with limited liability. YOUON (Cayman) Investment Co., Ltd. is a wholly owned subsidiary of Youon Technology Co., Ltd, a company listed on the Shanghai Stock Exchange (stock code: 603776).

        As of the date of this prospectus, none of our outstanding ordinary shares or convertible redeemable preferred shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Historical Changes in Our Shareholding

        See "Description of Share Capital—History of Securities Issuances" for historical changes in our shareholding.

 RELATED PARTY TRANSACTIONS

Transactions Relating to Ningde Zhixiang

        On June 12, 2019, Shanghai Junfeng, one of our consolidated VIEs, entered into an investment agreement with Shanghai Yunxin Venture Capital Co., Ltd., or Shanghai Yunxin, an affiliate of Antfin (Hong Kong) Holding Limited, one of our principal shareholders, Contemporary Amperex Technology Co., Limited, or CATL, a company listed on the Shenzhen Stock Exchange (stock code: 300750) and primarily involved in the development and manufacturing of lithium-ion batteries, and Fujian Ningde Zhixiang Infinite Technology Co., Ltd., or Ningde Zhixiang, pursuant to which Shanghai Junfeng, Shanghai Yunxin and CATL invested in Ningde Zhixiang, an entity primarily engaged in operate a battery swapping network for electric two-wheelers. Shanghai Junfeng subscribed for 38.0% of equity interest in Ningde Zhixiang at a consideration of RMB380.0 million, and Shanghai Yunxin subscribed for 28.5% equity interest for RMB285.0 million. On April 7, 2020, Shanghai Junfeng acquired additional equity interest in Ningde Zhixiang at a consideration of approximately RMB270.5 million. On September 9, 2020, Shanghai Yunxin acquired additional equity interest in Ningde Zhixiang at a consideration of RMB92.0 million. As of the date of this prospectus, Shanghai Junfeng holds 33.1% equity interest in Ningde Zhixiang as a result of capital increase from new investors and certain existing shareholders in 2020, and Shanghai Yunxin holds 19.97% equity interest.

        On June 12, 2019, Shanghai Junfeng, Shanghai Junzheng and Ningde Zhixiang entered into an asset purchase agreement, pursuant to which Shanghai Junfeng and Shanghai Junzheng agreed to sell batteries to Ningde Zhixiang, for an aggregate amount of approximately RMB609.6 million, which equals to the book value of the tangible assets transferred plus value-added tax. On the same day, Shanghai Junfeng and Ningde Zhixiang entered into a separate agreement, which was amended on July 1, 2019, pursuant to which Ningde Zhixiang agreed to lease the batteries for certain earlier models of e-bikes that it purchased pursuant to the asset purchase agreement to Shanghai Junfeng for a term of three years with rental payments due on a monthly basis. The monthly rent was calculated based on the book value of the tangible assets transferred under the asset purchase agreement plus value-added tax. If at the end of the lease term, any leased asset is still within its lifecycle, Shanghai Junfeng can continue to use such leased asset for free and shall return such leased asset to Ningde Zhixiang at the end of its lifecycle. As we retain, through this agreement, substantially all of the benefits and risks incident to the ownership of the batteries sold, this is essentially a sale-leaseback transaction. Therefore, there is no gain or loss to be recognized. As of December 31, 2019, the remaining amount of RMB270.5 million was due from Ningde Zhixiang. In April 2020, the remaining amount was settled in cash.

        On July 1, 2019, we entered into a battery lease agreement and a battery swapping service agreement with two subsidiaries of Ningde Zhixiang, respectively. Pursuant to the battery lease agreement, we are entitled to lease batteries from a subsidiary of Ningde Zhixiang for a term of three years with monthly payment to be determined each month based on the actual number and model of the batteries used during such month. Pursuant to the battery swapping service agreement, another subsidiary of Ningde Zhixiang agreed to provide battery swapping and related services to us with service fees payable on a monthly basis based on the actual scope of services performed each month, the cost incurred and other factors.

        We incurred RMB16.1 million and RMB21.5 million (US$3.3 million) for capital lease expenses, and RMB156.8 million and RMB661.1 million (US$101.3 million) for battery swapping and related services for the years ended December 31, 2019 and 2020, respectively.

Transactions with Ant Group

        Alipay.com Co., Ltd., or Alipay, an affiliate of Antfin (Hong Kong) Holding Limited, or Antfin, one of our principal shareholders, provides payment and escrow services to us. These services enable settlement of transactions on our platform through a secure payment platform and escrow process. We incurred payment processing fees for such services in an amount of RMB12.8 million, RMB25.5 million and RMB44.0 million (US$6.7 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

        We provide advertising service to Alipay by placing advertisements on our bikes and e-bikes or online platforms. We recognized revenue from such advertising service in an amount of RMB0.5 million, nil and RMB14.3 million (US$2.2 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

        We also receive management services from various affiliates of Antfin in an amount of RMB15.4 million (US$2.4 million) for the year ended December 31, 2020.

        On September 27, 2017, we entered into a loan agreement with Shanghai Yunxin with a term of one year for an aggregate amount of RMB500.0 million. For more information on the loan, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Liquidity and Capital Resources."

Contractual Arrangements with Consolidated VIEs and Their Shareholders

        Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operation of Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in the Internet information service industry in China, currently conduct these activities mainly through Haluo Inclusive and Zhengzhou Habai, our consolidated VIEs, and their respective subsidiaries. We effectively control each of our consolidated VIEs through a series of contractual arrangements with such consolidated VIEs, their respective shareholders and our WFOEs, which collectively enable us to effectively control each of our consolidated VIEs. For a description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Shareholders Agreement

        See "Description of Share Capital—Shareholders Agreement" and "Description of Share Capital—Registration Rights."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Equity Incentive Plans

        See "Management—Equity Incentive Plans."

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital was US$50,000 divided into (i) 3,666,111,933 ordinary shares of a nominal or par value of US$0.00001 each, (ii) 34,669,890 Series Seed convertible redeemable preferred shares of a nominal or par value of US$0.00001 each, (iii) 72,439,823 Series A convertible redeemable preferred shares of a nominal or par value of US$0.00001 each, (iv) 55,919,285 Series A1 convertible redeemable preferred shares of a nominal or par value of US$0.00001 each; (v) 8,107,623 Series A2 convertible redeemable preferred shares of a nominal or par value of US$0.00001 each, (vi) 80,539,370 Series B convertible redeemable preferred shares of a nominal or par value of US$0.00001 each, (vii) 179,583,743 Series C convertible redeemable preferred shares of a nominal or par value of US$0.00001 each, (viii) 16,139,185 Series C+ convertible redeemable preferred shares of a nominal or par value of US$0.00001 each, (ix) 357,504,897 Series D convertible redeemable preferred shares of a nominal or par value of US$0.00001 each, (x) 2,125,044 Series E1 convertible redeemable preferred shares of US$0.00001 each, (xi) 220,811,282 Series E2 convertible redeemable preferred shares of US$0.00001 each, (xii) 22,700,042 Series E3 convertible redeemable preferred shares of US$0.00001 each, (xiii) 199,075,558 Series F convertible redeemable preferred shares of US$0.00001 each and (xiv) 84,272,325 series G convertible redeemable preferred shares of par value of US$0.00001 each.

        As of the date of this prospectus, there were 408,391,072 ordinary shares and 1,333,888,067 preferred share issued and outstanding.

        Upon the closing of this offering, we will have                Class A ordinary shares and 208,669,186 Class B ordinary shares (or                Class A ordinary shares and                Class B ordinary shares if the underwriters exercise the over-allotment option in full), excluding Class A ordinary shares issuable upon the exercise of outstanding options with respect to our Class A ordinary shares under our equity incentive plans as of the closing of this offering. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our Class A ordinary shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$50,000 divided into 4,781,330,814 Class A ordinary shares, 208,669,186 Class B ordinary shares and 10,000,000 shares of such class or classes (however designated) as the board of directors may determine in accordance with the tenth amended and restated memorandum and articles of association with a par value of US$0.00001 each.

        Our tenth amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our tenth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

        Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act, our tenth amended and restated memorandum and articles of association and the common law of the Cayman Islands. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights

        In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 20 votes, except that each Class B ordinary share held by Mr. Lei Yang entitles him to one vote when voting on the issuance of Class B ordinary shares (or other shares carrying super voting power) or securities convertible into or exchangeable for such shares to any person other than himself. Voting at any meeting of shareholders is by poll and not on a show of hands.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A special resolution will be required for important matters such as making changes to our tenth amended and restated memorandum and articles of association. A special resolution is also required for the issuance of Class B ordinary shares (or other shares carrying super voting power) or securities convertible into or exchangeable for such shares to any person other than Mr. Lei Yang.

Conversion

        Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares

        Subject to the restrictions contained in our tenth amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

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  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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  the instrument of transfer is in respect of only one class of ordinary shares;

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  the instrument of transfer is properly stamped, if required;

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  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

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  the ordinary shares transferred are free of any lien in favor of us; and

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  a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, on fourteen calendar days' notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Nasdaq Stock Market Rules, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 calendar days in any year as our board may determine.

Liquidation

        On the winding up of our company, if the assets available for distribution amongst our shareholders will be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares by at least fourteen calendar days' notice specifying the time or times of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

        Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined, before the issue of such shares, by either the board of directors or by the shareholders by ordinary resolution.

Modification of Rights of Shares

        If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may be varied by our board of directors or by special resolution. The rights of any class of shares may, subject to any rights or restrictions attached to any class, only be materially adversely varied with consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by us. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General Meetings of Shareholders

        Shareholders' meetings may be convened by the chairman or a majority of our board of directors. The chairman or a majority of the board shall also convene an extraordinary general meeting on the requisition of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two holders of no less than an aggregate of fifty percent of the aggregate voting power of all of the ordinary shares present in person or by proxy.

        As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings, nor are we required to do so under our tenth amended and restated articles of association. We intend to follow home country practice in lieu of the corporate governance requirements under the Nasdaq Listing Rules.

Inspection of Books and Records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, shareholders will have access to our public filings, including our annual reports on Form 20-F. See "Where You Can Find More Information."

Changes in Capital

        We may from time to time by ordinary resolution:

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  increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the resolution shall prescribe;

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  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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  convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

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  subdivide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

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  cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

        We may by special resolution reduce our share capital or any capital redemption reserve fund in any manner permitted by law.

Exclusive Forum

        Pursuant to our tenth amended and restated articles of association, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the "U.S. Actions;" and (ii) save for such U.S. Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

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  any derivative action or proceeding brought on behalf of our company,

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  any action asserting a claim of breach of a fiduciary duty owed by any of our director, officer or other employee to our company or our shareholders,

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  any action asserting a claim under any provision of the Companies Law (Revised) of the Cayman Islands or our articles of association, or

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  any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United State).

        See "Risk Factors—Risks Relating to This Offering—Our tenth amended and restated memorandum and articles of association provide that the courts of the Cayman Islands and the U.S. federal courts will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees."

Exempted Company

        We are an exempted company with limited liability incorporated under the Companies Law. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

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  an exempted company's register of members is not open to inspection;

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  an exempted company does not have to hold an annual general meeting;

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  an exempted company may issue no par value;

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  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  an exempted company may register as a limited duration company; and

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  an exempted company may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to follow home country practice in lieu of the corporate governance requirements under the Nasdaq Listing Rules after the closing of this offering.

Differences in Corporate Law

        The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

        A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

        When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our tenth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

        Some provisions of our tenth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our tenth amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. Our tenth amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our tenth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings, nor are we required to do so under our tenth amended and restated articles of association. We intend to follow home country practice in lieu of the corporate governance requirements under the Nasdaq Listing Rules.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our tenth amended and restated memorandum and articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

        Under the Companies Act of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our tenth amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

        There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors' Power to Issue Shares

        Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years. None of transactions set forth below involved any underwriters' underwriting discounts or commissions, or any public offering. We believe that each of the following transactions was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. As we effected a share split on December 15, 2020, in which each one of the previously authorized ordinary shares and preferred shares was split into 10 ordinary shares and preferred shares, respectively, the following share numbers have given effect to such share split.

Ordinary Shares

        On July 4, 2018, we issued 10 ordinary share to Forbes Hare Trust Company limited which was transferred to Daniu Limited on the same day. On the same day, we issued a total of 499,990 ordinary shares to Daniu Limited, Askey Limited, Zingbbit Limited and Loftyview Technology Limited. On October 8, 2018, we effected a share split in connection with the Reorganization in which each one of the previously authorized ordinary shares was split into 10,000 ordinary shares of par value of US$0.00001 each. A total of 4,994,917,070 of such ordinary shares were repurchased on a pro rata basis at par value and cancelled by us on the same day. On November 30, 2018, we issued a total of 5,108,150 ordinary shares to YOUON (Cayman) Investment Co., Ltd., Bitauto Hong Kong Limited, or Bitauto, and Antfin (Hong Kong) Holding Limited pursuant to the Reorganization at par value. On November 2, 2020, we granted a number of 1,263,260 ordinary shares to Mr. Lei Yang as restricted shares under the 2020 Stock Incentive Plan and held by GOLD GUARD INVESTMENTS LIMITED, an entity wholly owned by him. On December 15, 2020, we returned the original paid in capital contribution made by Bitauto to our VIE, Haluo Inclusive, back to Bitauto, who simultaneously transferred the amount to us in conjunction with the issuance of 7,451,488 ordinary shares to Bitauto. The effect of these transactions was that the 7,451,488 ordinary shares were issued to Bitauto de facto at par value. To prevent dilution to our other ordinary shareholders, we issued additional ordinary shares on a pro rata basis to them at par value on the same day. Specifically, we issued (i) 95,337,909 ordinary shares to YOUON (Cayman) Investment Co., Ltd. at par value, (ii) 97,698,770 ordinary shares (including 25,832,672 restricted shares pursuant to the share restriction agreement) to GOLD GUARD INVESTMENTS LIMITED at par value, (iii) 9,117,895 ordinary shares to Rainbow Reach Investments Limited at par value, (iv) 7,168,880 ordinary shares to Vast Heaven Limited at par value and (v) 5,836,819 ordinary shares to HEAVEN STAND LIMITED at par value.

        On March 8, 2021, in accordance with our shareholder's unanimous decision, we issued additional 67,223,658 ordinary shares to existing holders of ordinary shares at par value, of which (i) 47,877,381 were issued to GOLD GUARD INVESTMENTS LIMITED, (ii) 2,050,770 were issued to Rainbow Reach Investments Limited, (iii) 1,612,403 were issued to Vast Heaven Limited, (iv) 1,312,800 were issued to HEAVEN STAND LIMITED, (v) 12,694,337 were issued to YOUON (Cayman) Investment Co., Ltd. and (vi) 1,675,967 were issued to Bitauto. Since these shares were issued at par value for the sole purpose of increasing the number of shares outstanding instead of raising additional capital, the issuance of such shares is viewed as a 1:1.214 share split from an accounting perspective.

        On March 31, 2021, upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan, we issued a total of 32,130,104 ordinary shares to certain equity incentive incentive vehicles and certain trusts beneficially owned by our co-founders at respective option exercise prices, of which (i) 5,901,944 were issued to GOLD GUARD INVESTMENTS LIMITED, (ii) 2,555,662 were issed to Vast Heaven Limited, (iii) 5,383,138 were issued to Heaven Stand Limited, (iv) 12,464,984 were issued to Flyover One Limited, (v) 2,935,258 were issued to Flyover Two Limited and (vi) 2,889,118 were issued to Flyover Three Limited.

        On April 30, 2021, upon the exercise of share options under the 2018 stock incentive plan and the 2020 stock incentive plan, we issued a total of 75,539,469 ordinary shares, of which (i) 5,901,942 were issued to GOLD GUARD INVESTMENTS LIMITED, (ii) 16,453,017 were issued to Heaven Stand Limited, and (iii) 17,190,108 were issued to GRACEFUL RETURNS LIMITED, an equity incentive trust.

        On the same day, we issued 35,994,402 ordinary shares to GOLD GUARD INVESTMENTS LIMITED as the CEO award at nominal value, subject to certain conditions. See "Management—CEO Award."

Preferred shares

        On November 30, 2018, in connection with the Reorganization, 66,330 and 16,600 ordinary shares then held by Chopper Ride Limited were converted into Series Seed convertible redeemable preferred shares and Series A convertible redeemable preferred shares respectively, and 332,040 and 71,710 ordinary shares then held by Joyful Trip Limited were converted into Series A convertible redeemable preferred shares and Series A1 convertible redeemable preferred shares respectively, each on a one-for-one basis. On the same day, we issued (i) 1,264,640 Series Seed convertible redeemable preferred shares to Grains Valley Venture Capital Ltd. at par value, (ii) a total of 3,303,760 Series A convertible redeemable preferred shares to Joy Global Investment Management Limited, GGV (Hellobike) Limited, BAI GmbH and Grains Valley Venture Capital Ltd. at par value, (iii) a total of 2,075,020 Series A1 convertible redeemable preferred shares to GGV (Hellobike) Limited and Grains Valley Venture Capital Ltd. at par value, (iv) 311,250 Series A2 convertible redeemable preferred shares to GGV (Hellobike) Limited at par value, (v) a total of 3,091,890 Series B convertible redeemable preferred shares to Chengwei Capital HK Limited, Weltmeister Smart Travel Technology (Shanghai) Co., Ltd. and Javis Auto Inc. at par value, (vi) a total of 7,552,740 Series C convertible redeemable preferred shares to Antfin (Hong Kong) Holding Limited, Shenzhen Capital Group CO., LTD., LiYang Hongtu New Economic Venture Investment LP., Changzhou Hongturencai Investment LP., Shanghai Jinshanhongtu Venture Investment LP., Changzhou Tianrong Investment Center (LP), Changzhou Hetai Investment Co., Ltd., Changzhou JiaHeda Venture Capital Co., Ltd., Shenzhen Yijiashun Electronics Co., Ltd. and DIVINE LAND INTERNATIONAL INVESTMENT LIMITED at par value, (vii) 619,580 Series C+ convertible redeemable preferred shares to TIANJIN FUSHIDA GROUP CO., LTD. at par value, and (viii) a total of 13,724,540 Series D convertible redeemable preferred shares to Antfin (Hong Kong) Holding Limited, Chengwei Capital HK Limited, Weltmeister Smart Travel Technology (Shanghai) Co., Ltd., DIVINE LAND INTERNATIONAL INVESTMENT LIMITED, Banyan Partners Fund III, LP., Banyan Partners Fund III-A, LP., GGV (Hellobike) Limited and Shanghai Xinlan Management & Consulting LP. at par value.

        On December 7, 2018, 81,580 ordinary shares then held by Antfin (Hong Kong) Holding Limited was converted into 81,580 Series E1 convertible redeemable preferred shares.

        On the same day, we issued a total of 6,777,590 Series E2 convertible redeemable preferred shares, of which (i) 6,723,220 were issued to Antfin (Hong Kong) Holding Limited for a consideration of US$296,733,270 and (ii) 54,370 were issued to Chengwei Capital HK Limited for a consideration of US$2,400,000.

        On January 14, 2019, we issued 1,699,310 Series E2 convertible redeemable preferred shares to Alyssum Holdings Limited for a consideration of US$75,000,000.

        On the same date, 871,450 Series A convertible redeemable preferred shares were transferred to Alyssum Holdings Limited and redesignated into 871,450 Series E3 convertible redeemable preferred shares.

        On December 5, 2019, we issued a total of 6,471,830 Series F convertible redeemable preferred shares, of which (i) 2,521,490 were issued to Antfin (Hong Kong) Holding Limited for a consideration of US$150,000,000, which we had discretionary right to cancel any such unpaid Series F convertible redeemable preferred shares, (ii) 1,344,800 were issued to All-Stars PESP IX Limited for a consideration of US$80,000,000, which we had discretionary right to cancel any such unpaid Series F convertible redeemable preferred shares, (iii) 1,680,990 were issued to All-Stars PEIISP I Limited for a consideration of US$100,000,000, which we had discretionary right to cancel any such unpaid Series F convertible redeemable preferred shares, (iv) 840,500 were issued to Poly Platinum Enterprises Limited for a consideration of US$50,000,000 and (v) 84,050 were issued to Redview Capital Investment IV Limited for a consideration of US$5,000,000. On August 14, 2020, 1,260,740 Series F convertible redeemable preferred shares held by Antfin (Hong Kong) Holding Limited were surrendered and cancelled since we only received payment of US$75,000,000 and 1,522,140 Series F convertible redeemable preferred shares held by All-Stars PEIISP I Limited were surrendered and cancelled since we only received payment of US$9,450,000.

        On August 14, 2020, we issued a total of 3,953,520 Series F convertible redeemable preferred shares, of which (i) 961,270 were issued to Antfin (Hong Kong) Holding Limited for a consideration of US$57,184,520 and 1,537,730 were converted by Antfin (Hong Kong) Limited from a loan lended to Shanghai Junzheng by Shanghai Yunxin, (ii) 193,770 were issued to Poly Platinum Enterprises Limited for a consideration of US$11,527,106 and (iii) 1,260,750 were issued to High Flyer Ltd. for a consideration of US$75,000,000.

        On December 15, 2020, we returned the original paid in capital contribution made by certain preferred shareholders, or the Participating Shareholders, to our VIE, Haluo Inclusive, back to such Participating Shareholders, who simultaneously transferred the amounts to us in conjunction with the issuance of additional preferred shares to such Participating Shareholders on a pro rata basis as described below. The effect of these transactions was that the following preferred shares were issued to such Participating Shareholders de facto at par value.

  •
  a total of 27,217,288 Series Seed convertible redeemable preferred shares, of which (i) 25,860,892 were issued to Grains Valley Venture Capital Ltd. for a consideration of RMB10,413,334 and (ii) 1,356,396 were issued to Chopper Ride Limited for a consideration of RMB546,149;

  •
  a total of 50,078,281 Series A convertible redeemable preferred shares, of which (i) 22,918,864 were issued to Joy Global Investment Management Limited for a consideration of RMB13,670,262, (ii) 20,369,665 were issued to GGV (Hellobike) Limited for a consideration of RMB8,202,196, (iii) 6,450,295 were issued to Grains Valley Venture Capital Ltd. for a consideration of RMB2,597,322, and (iv) 339,457 were issed to Chopper Ride Limited for a consideration of RMB136,681;

  •
  a total of 42,432,523 Series A1 convertible redeemable preferred shares, of which (i) 28,854,043 were issued to GGV (Hellobike) Limited for a consideration of RMB11,618,577 and (ii) 13,578,480 were issued to Grains Valley Venture Capital Ltd. for a consideration of RMB5,467,610;

  •
  6,364,817 Series A2 convertible redeemable preferred shares to GGV (Hellobike) Limited for a consideration of RMB2,562,904;

  •
  a total of 63,226,715 Series B convertible redeemable preferred shares, of which (i) 56,482,565 were issued to Chengwei Capital HK Limited for a consideration of RMB18,068,294 plus USD equivalent of RMB4,675,436, and (ii) 6,774,150 were issued to Javis Auto Inc. for a consideration of RMB2,715,669;

  •
  a total of 154,447,586 Series C convertible redeemable preferred shares, of which (i) 76,270,245 were issued to Antfin (Hong Kong) Holding Limited for a consideration of USD equivalent of RMB405,224,900, (ii) 9,533,832 were issued to Changzhou Hetai Investment Co., Ltd. for a consideration of USD equivalent of RMB50,000,000, (iii) 9,533,832 were issued to Changzhou Hongturencai Investment LP. for a consideration of USD equivalent of RMB50,000,000, (iv) 7,627,147 were issued to Changzhou JiaHeda Venture Capital Co., Ltd. for a consideration of USD equivalent of RMB40,000,000, (v) 19,067,664 were issed to Changzhou Tianrong Investment Center (LP) for a consideration of USD equivalent of RMB100,000,000, (vi)1,906,685 were issued to DIVINE LAND INTERNATIONAL INVESTMENT LIMITED for a consideration of RMB10,000,000, (vii) 3,813,574 were issued to LiYang Hongtu New Economic Venture Investment LP. for a consideration of USD equivalent of RMB20,000,000, (viii) 5,720,258 were issued to Shanghai Jinshanhongtu Venture Investment LP. for a consideration of USD equivalent of RMB30,000,000, (ix) 19,067,664 were issued to Shenzhen Capital Group CO., LTD. for a consideration of USD equivalent of RMB100,000,000, and (x) 1,906,685 were issued to Shenzhen Yijiashun Electronics Co., Ltd. for a consideration of USD equivalent of RMB10,000,000;

  •
  a total of 12,669,923 Series C+ convertible redeemable preferred shares, of which (i) 11,518,019 were issued to POLY PLATINUM ENTERPRISES LIMITED for a consideration of USD equivalent of RMB90,908,358, and (ii) 1,151,904 were issued to Redview Capital Investment IV Limited for a consideration of USD equivalent of RMB9,901,642;

  •
  a total of 280,656,033 Series D convertible redeemable preferred shares, of which (i) 179,899,492 were issued to Antfin (Hong Kong) Holding Limited for a consideration of USD equivalent of RMB1,985,580,000, (ii) 10,194,341 were issued to Banyan Partners Fund III LP for a consideration of RMB112,516,200, (iii) 1,798,917 were issued to Banyan Partners Fund III-A, LP for a consideration of RMB19,855,800, (iv) 5,996,527 were issued to Chengwei Capital HK Limited for a consideration of RMB33,093,000 plus USD equivalent of RMB33,093,000, (v) 1,812,005 were issued to DIVINE LAND INTERNATIONAL INVESTMENT LIMITED for a consideration of RMB20,000,000, (vi) 20,988,254 were issued to GGV (Hellobike) Limited for a consideration of RMB231,651,000 and (vii) 59,966,497 were issued to Shanghai Xinlan Management & Consulting LP. for a consideration of USD equivalent of RMB661,860,000; and

  •
  17,820,466 Series E3 convertible redeemable preferred shares to Alyssum Holdings Limited for a consideration of RMB2,734,075.

        In addition, to prevent dilution to the shareholders that are not Participating Shareholders, we issued additional preferred shares on a pro rata basis to them at par value on the same day as provided below:

  •
  6,789,956 Series A convertible redeemable preferred shares were issued to GOLD GUARD INVESTMENTS LIMITED at par value;

  •
  1,466,413 Series A1 convertible redeemable preferred shares were issued to GOLD GUARD INVESTMENTS LIMITED at par value;

  •
  1,668,247 Series E1 convertible redeemable preferred shares to Antfin (Hong Kong) Holding Limited at par value;

  •
  a total of 173,345,929 Series E2 convertible redeemable preferred shares, of which (i) 34,749,551 were issued to Alyssum Holdings Limited at par value, (ii) 137,484,554 were issued to Antfin (Hong Kong) Holding Limited at par value and (iii) 1,111,842 were issued to Chengwei Capital HK Limited at par value; and

  •
  a total of 156,281,492 Series F convertible redeemable preferred shares, of which (i) 3,437,513 were issued to All-Stars PEIISP I Limited at par value, (ii) 27,310,946 were issed to All-Stars PESP IX Limited at par value, (iii) 76,883,926 were issued to Antfin (Hong Kong) Holding Limited at par value, (iv) 25,781,344 were issued to High Flyer Ltd. at par value, (v) 21,150,007 were issued to POLY PLATINUM ENTERPRISES LIMITED at par value and (vi) 1,718,756 were issued to Redview Capital Investment IV Limited at par value.

        On March 8, 2021, in accordance with our shareholder's unanimous decision, we issued additional preferred shares to existing preferred shareholders at par value as provided below. Since these shares were issued at par value for the sole purpose of increasing the number of shares outstanding instead of raising additional capital, the issuance of such shares is viewed as a 1:1.214 share split from an accounting perspective.

  •
  a total of 6,121,632 Series Seed convertible redeemable preferred shares, of which (i) 5,816,555 were issued to Grains Valley Venture Capital Ltd. and (ii) 305,077 were issued to Chopper Ride Limited.

  •
  a total of 12,790,636 Series A convertible redeemable preferred shares, of which (i) 5,154,843 were issued to Joy Global Investment Management Limited, (ii) 4,581,485 were issued to GGV (Hellobike) Limited, (iii) 1,450,781 were issued to Grains Valley Venture Capital Ltd., (iv) 76,350 were issued to Chopper Ride Limited, and (v) 1,527,177 were issued to Gold Guard Investments Limited.

  •
  a total of 9,873,619 Series A-1 convertible redeemable preferred shares, of which (i) 329,821 were issued to Gold Guard Investments Limited, (ii) 6,489,766 were issued to GGV (Hellobike) Limited and (iii) 3,054,032 were issued to Grains Valley Venture Capital Ltd.

  •
  1,431,556 Series A2 convertible redeemable preferred shares were issued to GGV (Hellobike) Limited.

  •
  a total of 14,220,765 Series B convertible redeemable preferred shares, of which (i) 12,703,891 were issued to Chengwei Capital HK Limited, and (ii) 1,516,874 were issued to Javis Auto Inc.

  •
  a total of 17,583,417 Series C convertible redeemable preferred shares, of which (i) 4,288,643 were issued to Shenzhen Capital Group CO., LTD., (ii) 857,738 were issued to LiYang Hongtu New Economic Venture Investment LP., (iii) 2,144,321 were issued to Changzhou Hongturencai Investment LP., (iv) 1,286,584 were issued to Shanghai Jinshanhongtu Venture Investment LP., (v) 4,288,643 were issued to Changzhou Tianrong Investment Center (LP), (vi) 2,144,321 were issued to Changzhou Hetai Investment Co., Ltd., (vii) 1,715,475 were issued to Changzhou JiaHeda Venture Capital Co., Ltd., (viii) 428,846 were issued to Shenzhen Yijiashun Electronics Co., Ltd. and (ix) 428,846 were issued to DIVINE LAND INTERNATIONAL INVESTMENT LIMITED.

  •
  a total of 2,849,682 Series C+ convertible redeemable preferred shares, of which (i) 2,590,599 were issued to POLY PLATINUM ENTERPRISES LIMITED and (ii) 259,083 were issued to Redview Capital Investment IV Limited.

  •
  a total of 63,124,324 Series D convertible redeemable preferred shares, of which (i) 40,462,461 were issued to Antfin (Hong Kong) Holding Limited, (ii) 1,348,721 were issued to Chengwei Capital HK Limited, (iii) 407,551 were issued to DIVINE LAND INTERNATIONAL INVESTMENT LIMITED, (iv) 2,292,881 were issued to Banyan Partners Fund III, L.P., (v) 404,607 were issued to Banyan Partners Fund III-A, L.P., (vi) 4,720,616 were issued to GGV (Hellobike) Limited and (vii) 13,487,487 were issued to Shanghai Xinlan Management & Consulting LP.

  •
  375,217 Series E1 convertible redeemable preferred shares were issued to Antfin (Hong Kong) Holding Limited.

  •
  a total of 38,988,453 Series E2 convertible redeemable preferred shares, of which (i) 30,922,619 were issued to Antfin (Hong Kong) Holding Limited, (ii) 250,068 were issued to Chengwei Capital HK Limited and (iii) 7,815,766 were issued to Alyssum Holdings Limited.

  •
  4,008,126 Series E3 convertible redeemable preferred shares were issued to Alyssum Holdings Limited.

  •
  a total of 35,150,596 Series F convertible redeemable preferred shares, of which (i) 17,292,505 were issued to Antfin (Hong Kong) Holding Limited, (ii) 6,142,697 were issued to All-Stars PESP IX Limited, (iii) 773,155 were issued to All-Stars PEIISP I Limited, (iv) 4,756,997 were issued to POLY PLATINUM ENTERPRISES LIMITED, (v) 5,798,664 were issued to High Flyer Ltd., and (vi) 386,578 were issued to Redview Capital Investment IV Limited.

        On March 31, 2021, we issued a total of 28,352,367 Series G convertible redeemable preferred shares, of which (i) 27,386,240 were issued to Fujian Shidai Mindong New Energy Industry Equity Investment Partnership (Limited Partnership) for a consideration of RMB500,000,000 (USD equivalent of $76,629,527) and (ii) 966,127 were issued to S Cloud Venture Capital Ltd. for a consideration of US$2,703,324.

        On April 28, 2021, we issued a total of 55,919,958 Series G convertible redeemable preferred shares, of which (i) 52,314,005 were issued to EverestLu Holding Limited for a consideration of US$150,000,000; (ii) 1,862,153 were issued to S Cloud Venture Capital Ltd. for a consideration of RMB 34,505,039 or its USD equivalent (i.e. US$5,339,354); and (iii) 1,743,800 were issued to Javis Auto Inc. for a consideration of US$5,000,000.

Option Grants

        We have granted share options to purchase our ordinary shares to certain of our directors, executive officers and employees. See "Management—Equity Incentive Plans."

Shareholders Agreement

        Pursuant to our eighth amended and restated shareholders agreement dated April 28, 2021, we granted certain preferential rights, including, among others, information right, right of first refusal, prohibition on transfer of shares, right of co-sale and drag-along right and contains provisions governing the board of directors and other corporate governance matters. These preferential rights, as well as corporate governance provisions, will terminate upon the completion of the offering, except that certain special rights with respect to tax matters, confidentiality and the veto right as described below will not terminate.

        Pursuant to the eighth amended and restated shareholders agreement, for so long as (i) Ant Group and its affiliates collectively beneficially own no less than 50% of the total number of ordinary shares held by them as of the date of the agreement on an as-converted basis and (ii) Lei Yang or certain designated entities controlled by him beneficially owns any of our equity securities, we shall not take, permit to occur, approve, authorize or agree or commit to any of the following matters without the prior written consent of Antfin: (i) any sale, transfer or disposal of any of our business or assets with respect to certain of our core services to any designated competitor of Ant Group ("Antfin's competitor"), (ii) any issuance or series of issuances of equity securities to any Antfin's competitor that in the aggregate exceeds 5% of the issued and outstanding ordinary shares (on a fully diluted and as-converted basis) immediately after the completion of this offering; (iii) any transfer of equity securities beneficially owned by Lei Yang or certain designated entities controlled by him to any Antfin's competitor that in the aggregate exceeds 30% of the number of shares beneficially owned by Lei Yang or such designated entities as of the date of the agreement; (iv) any merger, amalgamation, consolidation, scheme of arrangement or similar transaction involving us and any Antfin's competitor with respect to certain of our core businesses; or (v) any action to authorize, approve or enter into any agreement or obligation with respect to any action set forth above. As of the date of this prospectus, the list of Antfin's competitors comprises three internet companies with operations primarily in China. Antfin has the sole discretion to update such list every two years provided that the total number of competitors in the list does not exceed three.

Registration Rights

        Pursuant to our eighth amended and restated shareholders agreement dated April 28, 2021, we have granted certain registration rights to our shareholders. Set forth below is a description of these registration rights.

Demand Registration Rights

Registration Other Than on Form F-3

        At any time after the earlier of (i) December 1, 2024 or (ii) six months after the closing of the IPO, holders holding 15% or more of the outstanding registrable securities held by all holders may make a written request to us to register, and the we shall use our best efforts to register, under the Securities Act the number of registrable securities specified in such requests, provided, however, that we shall not be obligated to effect more than three registrations.

Registration on Form F-3

        At any time following the consummation of an IPO, after we become eligible to use Form F-3 in connection with a public offering of our securities, holders may make a written request to us to register, and we shall use our best efforts to register, under the Securities Act on Form F-3 the number of registrable securities specified in such request. However, we shall not be required to effect more than two registrations within any 12-month period.

Piggyback Registration Rights

        If we propose to register equity securities for our own account, or for the account of any holder of equity securities, other than a holder of the registrable securities, in connection with a public offering, we should use our best efforts to register the registrable securities requested by the holders to be registered.

Expenses of Registration

        We will pay all expenses incurred by us relating to any demand, piggyback or Form F-3 demand registration, except that the participating holders shall bear the expense of any underwriting discounts and selling commissions relating to the offering of their securities. We will not be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, unless subject to certain exception, if the registration request is subsequently withdrawn at the request of a majority of the holders of the registrable securities then outstanding.

Termination of Registration Rights

        The registration rights discussed above shall terminate on the earlier of (i) the date that is 5 years from the date of closing of an IPO, (ii) with respect to any holder, the date on which such holder may sell all of such holder's registrable securities under Rule 144 of the Securities Act in any 90-day period, and (iii) the date of occurrence of a liquidation event.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

        JPMorgan Chase Bank, N.A. ("JPMorgan"), as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an ADR holder and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.

        The depositary's office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

        The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

        A beneficial owner is any person or entity having a beneficial ownership interest in ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner's ability to exercise any rights it may have.

        An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder's name for all purposes under the deposit agreement and ADRs. The depositary's only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder's ADRs.

        Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholders' rights. The Cayman Islands laws govern shareholders' rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's and/or its agents' expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to receive additional shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

    (i)
    sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

    (ii)
    if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

  •
  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the "Disclosures" page (or successor page) of www.adr.com (as updated by the depositary from time to time, "ADR.com").

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

        Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian's office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

  •
  to receive any distribution on or in respect of deposited securities,

  •
  to give instructions for the exercise of voting rights at a meeting of holders of shares, or

  •
  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

  •
  to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a "voting notice" stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of the Cayman Islands laws, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder's ADRs and (iii) the manner in which such instructions may be given or deemed to be given pursuant to the terms of the deposit agreement, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder's name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.

        Following actual receipt by the ADR department responsible for proxies and voting of ADR holders' instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders' ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.

        To the extent that (A) we have provided the depositary with at least 30 days' notice of the proposed meeting, (B) the voting notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (C) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such ADR holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) we inform the depositary in writing (and we agree to provide the depositary with such instruction promptly in writing) that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares, and (2) the depositary has obtained an opinion of counsel, in form and substance satisfactory to the depositary, confirming that (i) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (ii) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands, (iii) the voting arrangement and deemed instruction as contemplated herein will be given effect under the laws, rules and regulations of the Cayman Islands, and (iv) the granting of such discretionary proxy will not under any circumstances result in the shares represented by the ADSs being treated as assets of the depositary under the laws, rules or regulations of the Cayman Islands.

        The depositary may from time to time access information available to it to consider whether any of the circumstances described above exist, or request additional information from us in respect thereto. By taking any such action, the depositary shall not in any way be deemed or inferred to have been required, or have had any duty or responsibility (contractual or otherwise), to monitor or inquire whether any of the circumstances described above existed. In addition to the limitations provided for in the deposit agreement, ADR holders and beneficial owners are advised and agree that (a) the depositary will rely fully and exclusively on us to inform it of any of the circumstances set forth above, and (b) neither the depositary, the custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described above exist and/or whether we complied with our obligation to timely inform the depositary of such circumstances. Neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners (i) as a result of our failure to determine that any of the circumstances described above exist or our failure to timely notify the depositary of any such circumstances or (ii) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of shares. Because there is no guarantee that ADR holders and beneficial owners will receive the notices described above with sufficient time to enable such ADR holders or beneficial owners to return any voting instructions to the depositary in a timely manner, ADR holders and beneficial owners may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us in such circumstances, and neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners in such circumstances.

        ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given or deemed to be given in accordance with the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, regulation, or requirement of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        We have advised the depositary that under the Cayman Islands laws and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from ADR holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by ADR holders or beneficial owners.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

  •
  a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

  •
  a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

  •
  an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

  •
  stock transfer or other taxes and other governmental charges;

  •
  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

  •
  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

  •
  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

        To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the "Bank") and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

        The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the "Disclosures" page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

        Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

        Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

        The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

        The fees and charges described above may be amended from time to time by agreement between us and the depositary.

        The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

        ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa 2009 No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary's right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or

(ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

        As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

  •
  amend the form of ADR;

  •
  distribute additional or amended ADRs;

  •
  distribute cash, securities or other property it has received in connection with such actions;

  •
  sell any securities or property received and distribute the proceeds as cash; or

  •
  none of the above.

        If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

        Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

        Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC's, the depositary's or our website or upon request from the depositary).

How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary.

        If the shares are not listed or quoted for trading on a stock exchange or in a securities market as of the date so fixed for termination, then after such date fixed for termination (a) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares and/or deposited securities to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such shares and/or deposited securities and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each register ADR holder a share certificate representing the shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered ADR holder's name and to deliver such share certificate to the registered ADR holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs. After we receive the copy of the ADR register and the shares and/or deposited securities from the depositary, we shall be discharged from all obligations under the deposit agreement except (i) to distribute the shares to the registered ADR holders entitled thereto and (ii) for its obligations to the depositary and its agents.

        If the shares are listed or quoted for trading on a stock exchange or in a securities market as of the date so fixed for termination, then instead of the provisions in the prior paragraph, after the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs, except to receive and hold (or sell) distributions on shares and/or deposited securities and deliver shares and/or deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary has agreed to use its reasonable efforts to sell the shares and/or deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the registered ADR holders not theretofore surrendered. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.

        Notwithstanding anything to the contrary, in connection with any such termination, the depositary may, in its sole discretion and without notice to us, establish an unsponsored American depositary share program (on such terms as the depositary may determine) for our shares and make available to ADR holders a means to withdraw the shares represented by the ADSs issued under the deposit agreement and to direct the deposit of such shares into such unsponsored American depositary share program, subject, in each case, to receipt by the depositary, at its discretion, of the fees, charges and expenses provided for under the deposit agreement and the fees, charges and expenses applicable to the unsponsored American depositary share program.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. The deposit agreement provides that each of us, the depositary and our respective agents will:

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  incur or assume no liability (including, without limitation, to holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the Cayman Islands, Hong Kong, the People's Republic of China, the United States or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, epidemic, pandemic, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary's or our respective agents' direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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  incur or assume no liability (including, without limitation, to holders or beneficial owners) by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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  incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

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  in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

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  in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents' opinion, as the case may be, may involve it in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be requested;

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  not be liable (including, without limitation, to holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, us; or

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  may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

        The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Cayman Islands, Hong Kong, the People's Republic of China, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

        Additionally, none of the depositary, the custodian or us, or any of their or our respective directors, officers, employees, agents or affiliates shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder's or beneficial owner's income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. Neither the depositary or us shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given or deemed to be given pursuant to the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation holders or beneficial owners of ADRs and ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act of 1933 or the Securities Exchange Act of 1934, to the extent applicable.

        The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you and beneficial owners will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

        In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

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  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

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  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

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  acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, beneficial owners and/or their respective affiliates may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder's ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Governing Law

        The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the internal laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in the Cayman Islands, Hong Kong, the People's Republic of China, the United States and/or any other court of competent jurisdiction.

        Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each also irrevocably agree that any legal suit, action or proceeding against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York.

        Notwithstanding the foregoing, (i) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and beneficial owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (ii) the depositary may in its sole discretion require, by written notice to the relevant party or parties, that any dispute, suit, action, controversy, claim or proceeding against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and beneficial owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

Jury Trial Waiver

        In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

        If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jurisdiction

        We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if such court lacks subject matter jurisdiction over a particular dispute, the state courts in New York, New York) shall have jurisdiction to hear and determine any legal suit, action, or proceeding and to settle any dispute between the depositary and us that does not involve any other person or party that may arise out of, based upon or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act.

        The deposit agreement also provides that, by holding an ADS or an interest therein, you irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary arising out of, based upon or relating in any way to the deposit agreement, the ADSs, the ADRs or the transactions contemplated herein, therein, hereby or thereby or by virtue of ownership thereof, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York, New York), and by holding an ADS or an interest therein you irrevocably waive any objection which you may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The deposit agreement further provides that the foregoing agreement and waiver shall survive your ownership of ADSs or interests therein.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon closing of this offering, we will have ADSs outstanding representing approximately        % of our Class A ordinary shares (or ADS outstanding representing approximately        % of our ordinary shares if the underwriters exercise in full the over-allotment option).

        All of the ADSs sold in this offering and the Class A ordinary shares they represent will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an "affiliate" of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding s prior to this offering are "restricted securities" as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

        Pursuant to Rule 144, ordinary shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements.

        Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or ADSs, and while our application has been made to list our ADSs on Nasdaq, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our Class A ordinary shares not represented by ADSs.

Lock-up Agreements

        We, our directors (other than the two directors that will resign immediately upon the SEC's declaration of effectiveness of our registration statement on Form F-1), officers and our existing shareholders have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Class A ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our Class A ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the Class A ordinary shares or ADSs held by our directors, executive officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

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  1% of the number of our Class A ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal to approximately                         Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; and

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  the average weekly trading volume of our ADSs on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in "brokers' transactions" as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

        Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased Class A ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

        Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of Share Capital—Registration Rights."

 TAXATION

        The following is a general summary of certain Cayman Islands, People's Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. You should consult your tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

        In December 2018, the National People's Congress of China enacted the modified Enterprise Income Tax Law, which became effective on December 29, 2018. The modified Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law promulgated on April 23, 2019 further define the term "de facto management body" as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ADSs or Class A ordinary shares, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

        The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, or the Code, by a United States Holder (as defined below).

        As used herein, the term "United States Holder" means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This discussion is based upon provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

        This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our stock by vote or value;

  •
  a partnership or other pass-through entity for United States federal income tax purposes;

  •
  a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an "applicable financial statement" as defined in the Code; or

  •
  a person whose "functional currency" is not the United States dollar.

        If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

        This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under "Taxation—People's Republic of China Taxation") will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

        Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which we have applied to list on Nasdaq) will be readily tradable on an established securities market in the United States once they are so listed. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See "Taxation—People's Republic of China Taxation." Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

        Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see "—Passive Foreign Investment Company" below).

        Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

        Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

        Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

        The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

        If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

        In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as "marketable stock." The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a "qualified exchange or other market" (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs once the ADSs are listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the Class A ordinary shares will be listed on Nasdaq. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

        If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess, if any, of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

        If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the United States Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        Alternatively, taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

        If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be eligible to make the mark-to-market election described above in respect of any lower tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        You will generally be required to file United States Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

        For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under "—Passive Foreign Investment Company" above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

        Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the United States Internal Revenue Service.

Additional Reporting Requirements

        Tax return disclosure obligations (and related penalties for failure to disclose) apply to certain United States Holders who hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include the ADSs or Class A ordinary shares if they are not held in an account maintained by a financial institution. United States Holders should consult their tax advisors regarding the possible implications of these tax return disclosure obligations.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions set out in the underwriting agreement, each underwriter has severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated in the following table. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and China International Capital Corporation Hong Kong Securities Limited are acting as the representatives of the underwriters.

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
China International Capital Corporation Hong Kong Securities Limited

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than those ADSs covered by the option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

        The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, United States. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Center, 1 Harbor View Street, Central, Hong Kong.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                                    additional ADSs from us at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter's initial amount reflected in the table above and will offer the additional ADSs on the same term as those on which the ADSs are being offered.

        The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS from the initial public offering price. After the initial public offering, the offering price and other selling terms may from time to time be varied by the underwriters.

        The following table summarizes the compensation and estimated expenses we will pay:

Total
	Per ADS	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

        We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately US$            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        [We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) submit or file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.]

        [Our directors (other than the two directors that will resign immediately upon the SEC's declaration of effectiveness of our registration statement on Form F-1), officers and existing shareholders] have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.]

        In addition, we and each such person have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs. Further, through a letter agreement, we will instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

        The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

        We have applied to list our ADSs on The Nasdaq Global Market under the symbol "HELO".

        Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the ADSs following this offering. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, an assessment of our management, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on The Nasdaq Global Market, the over-the-counter market or otherwise.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or one or more securities dealers, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and for persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. These investments and securities activities may involve securities and/or instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

        [At our request, the underwriters have reserved up to        % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale, at the initial public offering price, to some of our directors, officers, existing shareholders, employees, and business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

        The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

        The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

        This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

        The ADSs may be offered to persons located in the British Virgin Islands who are "qualified investors" for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as "professional investors" under SIBA, which is any person (a) whose ordinary business involves, whether for that person's own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

        The ADSs may be sold only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Financial Center

        This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

        In relation to each Member State of the European Economic Area (each a "Relevant State"), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus

Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

  a.
  to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

  b.
  to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

  c.
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a "qualified investor" within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

        For the purposes of this provision, the expression an "offer to the public" in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap.32 , Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

        This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, have not been, directly or indirectly, offered or sold and will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and the other applicable laws and regulations of Japan. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

PRC

        This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

  •
  to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"),

  •
  to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

  •
  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

        This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs are not subject to the supervision by, any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory

Authority FINMA (FINMA), and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

        The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom

        In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons") or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

 EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
Nasdaq listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

 LEGAL MATTERS

        We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels. Certain legal matters as to PRC law will be passed upon for us by King & Wood Mallesons and for the underwriters by Fangda Partners. Simpson Thacher & Bartlett LLP and Harney Westwood & Riegels may rely upon King & Wood Mallesons with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements of Hello Inc. as of December 31, 2019 and 2020, and for each of the three years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The offices of Ernst & Young Hua Ming LLP are located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, the People's Republic of China.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC's web site at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

Hello Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hello Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Hello Inc. (the "Company") as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company's auditor since 2018.
Shanghai, the People's Republic of China

February 25, 2021, except for Note 20, as to which the date is May 5, 2021

Hello Inc.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"),

except for number of shares and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		1,079,661	825,357	126,491
Restricted cash		1,277,003	1,096,270	168,011
Short-term investments		506,611	482,548	73,954
Accounts receivable (net of allowance of RMB18,062 and RMB9,956 (US$1,526) as of December 31, 2019 and 2020, respectively)		53,184	46,587	7,140
Amounts due from related parties	14	338,280	123,275	18,893
Inventories		72,256	57,397	8,796
Value added taxes recoverable		485,015	665,306	101,963
Prepayments and other current assets		85,899	112,605	17,257

Total current assets		3,897,909	3,409,345	522,505

Non-current assets:
Long-term investment		340,741	567,852	87,027
Property and equipment, net	3	3,136,028	4,184,759	641,342
Intangible assets, net	4	423,575	342,635	52,511
Goodwill	5	743,748	743,748	113,984
Value added taxes recoverable		330,578	341,983	52,411
Prepayments and other non-current assets		15,516	14,169	2,171

Total non-current assets		4,990,186	6,195,146	949,446

TOTAL ASSETS		8,888,095	9,604,491	1,471,951

The accompanying notes are an integral part of the consolidated financial statements.

Hello Inc.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"),

except for number of shares and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS DEFICIT

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the Company of RMB3,617,420 and RMB3,872,403 (US$593,472) as of December 31, 2019 and 2020, respectively)

Short-term borrowings	6	113,065	676,351	103,655
Accounts and notes payable		641,142	889,042	136,252
Contract liabilities	7	125,191	152,174	23,322
Convertible loan	8	588,715	—	—
Amounts due to related parties	14	399,770	217,065	33,267
Warrant liabilities	9	92,122	—	—
Accrued expenses and other current liabilities	10	1,763,990	1,979,233	303,331

Total current liabilities		3,723,995	3,913,865	599,827

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the Company of RMB212,466 and RMB98,391 (US$15,080) as of December 31, 2019 and 2020, respectively)

Amounts due to related parties	14	183,278	30,437	4,665
Contract liabilities	7	1,844	49,985	7,661
Deferred tax liabilities	11	27,344	17,969	2,754

Total non-current liabilities		212,466	98,391	15,080

Total liabilities		3,936,461	4,012,256	614,907

The accompanying notes are an integral part of the consolidated financial statements.

Hello Inc.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"),

except for number of shares and per share data)

		As of December 31,			Pro forma shareholders' equity as of December 31,
	Note	2019	2020		2020
		RMB	RMB	US$	(Unaudited) RMB	(Unaudited) US$
Commitments and contingencies	16
Mezzanine equity Convertible redeemable preferred shares	17
Series Seed preferred shares (US$0.00001 par value; 34,669,890 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		253,780	383,617	58,792	—	—
Series A preferred shares (US$0.00001 par value; 72,439,822 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		532,054	803,177	123,092	—	—
Series A1 preferred shares (US$0.00001 par value; 55,919,284 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		410,772	620,043	95,026	—	—
Series A2 preferred shares (US$0.00001 par value; 8,107,623 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		58,769	89,175	13,667	—	—
Series B preferred shares (US$0.00001 par value; 80,539,370 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		597,194	898,072	137,636	—	—
Series C preferred shares (US$0.00001 par value; 196,738,218 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		1,560,056	2,282,096	349,747	—	—
Series C+ preferred shares (US$0.00001 par value; 16,139,184 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		135,870	193,765	29,696	—	—
Series D preferred shares (US$0.00001 par value; 357,504,894 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		3,521,489	4,293,285	657,975	—	—
Series E1 preferred shares (US$0.00001 par value; 2,125,044 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		25,030	30,115	4,615	—	—
Series E2 preferred shares (US$0.00001 par value; 220,811,280 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		2,891,436	3,293,798	504,797	—	—
Series E3 preferred shares (US$0.00001 par value; 22,700,042 shares authorized, issued, and outstanding as of December 31, 2019 and 2020)		236,723	296,683	45,469	—	—
Series F preferred shares (US$0.00001 par value; 168,582,046 shares authorized and issued, 91,954,128 shares outstanding as of December 31, 2019, 199,075,555 shares authorized, issued and outstanding as of December 31, 2020 respectively)		1,483,372	3,513,908	538,530	—	—

Total mezzanine equity		11,706,545	16,697,734	2,559,042	—	—

The accompanying notes are an integral part of the consolidated financial statements.

Hello Inc.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"),

except for number of shares and per share data)

		As of December 31,			Pro forma shareholders' equity as of December 31,
	Note	2019	2020		2020
		RMB	RMB	US$	(Unaudited) RMB	(Unaudited) US$
Shareholders' deficit:
Ordinary shares (US$0.00001 par value; 3,956,902,281 shares authorized, 250,660,877 and 283,567,017 shares issued and outstanding as of December 31, 2019; and 2020, respectively)		15	15	2	—	—
Class A ordinary shares (US$0.00001 par value; none authorized, issued and outstanding at December 31, 2019 and 2020, 4,781,330,814 shares authorized, 1,533,609,953 shares issued and outstanding, on a pro forma basis)					100	15
Class B ordinary shares (US$0.00001 par value; none authorized, issued and outstanding at December 31, 2019 and 2020, 208,669,186 shares authorized, issued and outstanding, on a pro forma basis)					14	2
Additional paid-in capital		—	—	—	18,930,619	2,901,244
Accumulated other comprehensive loss		(420)	(82,178)	(12,594)	(82,178)	(12,594)
Accumulated deficit		(6,754,506)	(11,023,336)	(1,689,406)	(11,665,202)	(1,787,770)

Total shareholders' (deficit) equity		(6,754,911)	(11,105,499)	(1,701,998)	7,183,353	1,100,897

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT		8,888,095	9,604,491	1,471,951

The accompanying notes are an integral part of the consolidated financial statements.

Hello Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"),

except for number of shares and per share data)

		For the year ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$
Revenues from third parties
Single ride fees		1,192,449	3,049,180	3,724,109	570,745
Subscription fees from ride passes		915,487	1,457,268	1,630,636	249,906
Carpooling marketplace		—	200,174	462,948	70,950
Service fee and others		5,242	116,699	212,322	32,540

		2,113,178	4,823,321	6,030,015	924,141

Revenues from related parties	14
Service fee and others		494	—	14,342	2,198

		494	—	14,342	2,198

Total revenue		2,113,672	4,823,321	6,044,357	926,339

Cost of revenues
Single ride		(1,021,353)	(1,716,149)	(2,307,034)	(353,568)
Subscription fees from ride passes		(2,235,021)	(2,521,432)	(2,762,828)	(423,422)
Carpooling marketplace		—	(59,098)	(86,317)	(13,230)
Service fee and others		(4,829)	(108,045)	(173,242)	(26,550)

Total cost of revenues		(3,261,203)	(4,404,724)	(5,329,421)	(816,770)

Gross (loss) profit		(1,147,531)	418,597	714,936	109,569
Selling and marketing expenses		(90,998)	(268,018)	(364,473)	(55,858)
General and administrative expenses		(230,534)	(466,517)	(770,236)	(118,044)
Research and development expenses		(114,895)	(501,569)	(682,059)	(104,530)
Loss on disposal and writeoff of property and equipment		(595,102)	(636,200)	(44,396)	(6,804)

Total operating loss		(2,179,060)	(1,453,707)	(1,146,228)	(175,667)

Interest income		7,401	10,925	11,275	1,728
Interest expense		(56,381)	(56,842)	(58,912)	(9,029)
Foreign exchange loss		(4,247)	(395)	(5,366)	(822)
Realized gain on short-term investments		24,125	11,327	34,195	5,241
Changes in fair value of financial instruments		125	(20,147)	34,121	5,229
Other expense, net		(8,854)	(4,995)	(11,694)	(1,792)

Net loss before income taxes		(2,216,891)	(1,513,834)	(1,142,609)	(175,112)
Income tax benefit	11	9,375	9,144	9,014	1,381

Net loss		(2,207,516)	(1,504,690)	(1,133,595)	(173,731)
Deemed dividend—Extinguishment loss of convertible redeemable preferred shares		(8,159)	(75,981)	—	—
Accretion to redemption value of convertible redeemable preferred shares		(392,514)	(1,417,627)	(3,332,831)	(510,779)

Net loss attributable to ordinary shareholders		(2,608,189)	(2,998,298)	(4,466,426)	(684,510)

Loss per share attributable to ordinary shareholders
—basic and diluted	12	10.41	11.96	17.44	2.67
Weighted average number of ordinary shares
—basic and diluted	12	250,660,877	250,660,877	256,145,234	256,145,234
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments		270	(690)	(81,758)	(12,530)

Comprehensive loss		(2,207,246)	(1,505,380)	(1,215,353)	(186,261)
Deemed dividend—Extinguishment loss of convertible redeemable preferred shares		(8,159)	(75,981)	—	—
Accretion to redemption value of convertible redeemable preferred shares		(392,514)	(1,417,627)	(3,332,831)	(510,779)

Comprehensive loss attributable to ordinary shareholders		(2,607,919)	(2,998,988)	(4,548,184)	(697,040)

The accompanying notes are an integral part of the consolidated financial statements.

Hello Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"),

except for number of shares and per share data)

	Ordinary shares
				Accumulated other comprehensive loss
	Number of Shares*	Amount	Additional paid-in capital		Accumulated deficit	Total shareholders' deficit
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	250,660,877	15	—	—	(1,303,831)	(1,303,816)
Deemed dividend—Extinguishment loss of convertible redeemable preferred shares	—	—	—	—	(8,159)	(8,159)
Share-based compensation expense (Note 15)	—	—	32,141	—	—	32,141
Services contributed by principal shareholder (Note 14)	—	—	21,847	—	—	21,847
Accretion to redemption value of convertible redeemable preferred shares	—	—	(53,988)	—	(338,526)	(392,514)
Net loss	—	—	—	—	(2,207,516)	(2,207,516)
Foreign currency translation adjustments	—	—	—	270	—	270

Balance as of December 31, 2018	250,660,877	15	—	270	(3,858,032)	(3,857,747)
Deemed dividend—Extinguishment loss of convertible redeemable preferred shares	—	—	—	—	(75,981)	(75,981)
Share-based compensation expense (Note 15)	—	—	78,500	—	—	78,500
Services contributed by principal shareholder (Note 14)	—	—	23,324	—	—	23,324
Accretion to redemption value of convertible redeemable preferred shares	—	—	(101,824)	—	(1,315,803)	(1,417,627)
Net loss	—	—	—	—	(1,504,690)	(1,504,690)
Foreign currency translation adjustments	—	—	—	(690)	—	(690)

Balance as of December 31, 2019	250,660,877	15	—	(420)	(6,754,506)	(6,754,911)
Share-based compensation expense (Note 15)	32,906,140	—	193,103	—	—	193,103
Services contributed by principal shareholder (Note 14)	—	—	4,493	—	—	4,493
Accretion to redemption value of convertible redeemable preferred shares	—	—	(197,596)	—	(3,135,235)	(3,332,831)
Net loss	—	—	—	—	(1,133,595)	(1,133,595)
Foreign currency translation adjustments	—	—	—	(81,758)	—	(81,758)

Balance as of December 31, 2020	283,567,017	15	—	(82,178)	(11,023,336)	(11,105,499)

Balance as of December 31, 2020, in US$	283,567,017	2	—	(12,594)	(1,689,400)	(1,701,992)

*
On December 15, 2020, the Company effected a share split in which all of the Company's then issued and outstanding ordinary shares and convertible redeemable preferred shares were first split on a 1-to-10 basis; and issued additional ordinary shares and convertible redeemable preferred shares to all the shareholders at par value on a pro rata basis, which was accounted for as a 1-to-21.449 share split. On March 8, 2021, the Company further issued additional ordinary shares and convertible redeemable preferred shares to all the shareholders at par value on a pro rata basis, which was accounted for as a 1:1.214 share split (all the share splits described above are collectively referred to herein as the "Share Split"). All share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the Share Split.

The accompanying notes are an integral part of the consolidated financial statements.

Hello Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"),

except for number of shares and per share data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(2,207,516)	(1,504,690)	(1,133,595)	(173,731)
Adjustments to reconcile net loss to net cash generated from operating activities:
Allowance for doubtful accounts	9,913	12,967	35,242	5,401
Inventory provision	2,059	5,134	7,541	1,156
Loss on disposal and writeoff of property and equipment	595,102	636,200	44,396	6,804
Depreciation and amortization	1,725,863	2,093,470	2,472,872	378,984
Share-based compensation expense	32,141	78,500	193,103	29,594
Foreign exchange loss	4,247	395	5,366	822
Realized gain on short-term investments	(24,125)	(11,327)	(34,195)	(5,241)
Purchase of short-term investments	(6,857,886)	(7,834,500)	(11,878,883)	(1,820,518)
Proceeds from disposal of short-term investments	6,955,248	7,574,651	11,939,776	1,829,851
Change in fair value of financial instruments	(125)	20,147	(34,121)	(5,229)
Deferred income taxes	(9,375)	(9,375)	(9,375)	(1,437)
Changes in operating assets and liabilities:
Accounts receivables	(44,525)	(30,825)	(28,645)	(4,390)
Inventories	21,654	(25,787)	7,318	1,122
Other current assets	186,818	59,098	190,460	29,189
Amounts due from related parties	(67,962)	(264,529)	215,005	32,951
Other non-current assets	(140,000)	25,977	(11,406)	(1,748)
Accounts and notes payable	103,430	(42,546)	166,225	25,475
Contract liabilities	(27,755)	76,200	75,124	11,513
Amounts due to related parties	(100,906)	103,589	(149,627)	(22,931)
Accrued expenses and other current liabilities	137,472	205,593	125,899	19,295

Net cash generated from operating activities	293,772	1,168,342	2,198,480	336,930

Cash flows from investing activities:
Proceeds from disposal of property and equipment	63,084	777,356	143,460	21,986
Purchase of property and equipment	(4,252,188)	(2,332,803)	(4,025,949)	(617,004)
Purchase of long-term investment	—	(380,000)	(270,527)	(41,460)

Net cash used in investing activities	(4,189,104)	(1,935,447)	(4,153,016)	(636,478)

Cash flows from financing activities:
Proceeds from borrowings	500,000	114,707	1,012,936	155,239
Proceeds from convertible redeemable preferred shares, net of issuance cost	4,458,980	2,646,173	1,634,347	250,475
Repayment of borrowings	(1,000,000)	(1,764)	(949,963)	(145,588)
Capital lease payments	—	(94,192)	(198,865)	(30,477)

Net cash provided by financing activities	3,958,980	2,664,924	1,498,455	229,649

Net increase (decrease) in cash, cash equivalents and restricted cash	63,648	1,897,819	(456,081)	(69,899)
Cash, cash equivalents and restricted cash at beginning of the year	392,218	457,365	2,356,664	361,175
Effects of exchange rate changes	1,499	1,480	21,044	3,226

Cash, cash equivalents and restricted cash at end of the year	457,365	2,356,664	1,921,627	294,502

Supplemental disclosures of cash flow information:
Cash and cash equivalents	327,146	1,079,661	825,357	126,491
Restricted cash	130,219	1,277,003	1,096,270	168,011
Income taxes paid	—	11	250	38
Interest expense paid	29,485	16,075	125,852	19,288
Non-cash investing and financing activities
Acquisition of property and equipment from capital lease	—	476,334	—	—
Conversion of convertible loan into Series F convertible redeemable preferred shares	—	—	600,453	92,023
Conversion of warrants into Series F convertible redeemable preferred shares	—	—	4,357	668

The accompanying notes are an integral part of the consolidated financial statements.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

1. Organization

        Hello Inc. (the "Company") is an exempted company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on July 4, 2018. The Company is principally engaged in the operation of a platform (Hello app) to provide local services, including local mobility services in the People's Republic of China (the "PRC"). The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, variable interest entities (collectively, the "VIEs") and subsidiaries of the VIEs.

        In preparation of its initial public offering in the United States, the Company was restructured (the "Reorganization") on November 30, 2018 (the "Reorganization Date") in order to establish the Company as the parent company. As part of the Reorganization, the business operations of Haluo Inclusive Technology Co., Ltd. ("Haluo Inclusive", previously known as Jiangsu Youon Low-Carbon Technology Co., Ltd.) were transferred to the Company. In return, the Company issued 250,660,877 ordinary shares as well as 34,669,890 Series Seed convertible redeemable preferred shares, 72,439,822 Series A convertible redeemable preferred shares, 55,919,284 Series A1 convertible redeemable preferred shares, 8,107,623 Series A2 convertible redeemable preferred shares, 80,539,370 Series B convertible redeemable preferred shares, 196,738,218 Series C convertible redeemable preferred shares, 16,139,184 Series C+ convertible redeemable preferred shares and 357,504,894 Series D convertible redeemable preferred shares to the same group of shareholders of the Haluo Inclusive.

        As the shareholdings in the Company and Haluo Inclusive were identical immediately before and after the Reorganization, the transaction was accounted for under common ownership, in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, the Series Seed, A, A1, A2, B, C, C+ and D convertible redeemable preferred shares were recorded at fair value on the Reorganization Date and presented on a retroactive basis.

        On December 15, 2020, the Company effected a share split in which all of the Company's then issued and outstanding ordinary shares, and convertible redeemable preferred shares were first split on a 1-to-10 basis; and issued additional ordinary shares and convertible redeemable preferred shares to all the shareholders at par value on a pro rata basis, which was accounted for as a 1-to-21.449 share split. On March 8, 2021, the Company further issued additional ordinary shares and convertible redeemable preferred shares to all the shareholders at par value on a pro rata basis, which was accounted for as a 1:1.214 share split (all the share splits described above are collectively referred to herein as the "Share Split"). All share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the Share Split.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

1. Organization (continued)

        As of December 31, 2020, the Company's principal subsidiaries and VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries:
Hong Kong Ridetech Limited ("HK Ridetech")	July 24, 2018	Hong Kong	100%	Investment holding
Shanghai Hamao Commerce Consult Co., Ltd. ("Shanghai Hamao")*	October 31, 2018	PRC	100%	Investment holding
Shanghai Haluo Corporate Development Co., Ltd. ("Shanghai Haluo")*	October 12, 2019	PRC	100%	Investment holding
VIEs:
Haluo Inclusive	August 8, 2014	PRC	Nil	Mobility services
Zhengzhou Habai Network Technology Co., Ltd. ("Zhengzhou Habai")	August 22, 2018	PRC	Nil	Mobility services
Subsidiaries of the VIEs:
Shanghai Junzheng Network Technology Co., Ltd. ("Shanghai Junzheng")	March 4, 2016	PRC	Nil	Mobility services
Shanghai Junfeng Network Technology Co., Ltd. ("Shanghai Junfeng")	March 30, 2016	PRC	Nil	Mobility services
Chengdu Habai Network Technology Co., Ltd. ("Chengdu Habai")	December 19, 2018	PRC	Nil	Mobility services

*
each or collectively referred to as the "WFOE"

        As part of the Reorganization, the Company consolidated Haluo Inclusive through a series of contractual agreements signed between Shanghai Hamao and Haluo Inclusive and their respective PRC shareholders. On December 2, 2019, the contractual agreements between Shanghai Hamao, Haluo Inclusive and its PRC shareholders were terminated, and simultaneously Shanghai Haluo entered into a series of contractual agreements with Haluo Inclusive and its PRC shareholders. No other terms or conditions of these contractual agreements were changed or altered.

        In 2018, the Company also obtained control of a dormant company on consolidation date, Zhengzhou Habai, through a series of contractual arrangements signed between Shanghai Hamao, Zhengzhou Habai and its PRC shareholder.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

1. Organization (continued)

        To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Company primarily conducts its business in the PRC through its VIEs. The equity interests of the VIEs are legally held by PRC shareholders (the "Nominee Shareholders"). Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the "Contractual Agreements") and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIEs to the Company. Therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") 810, Consolidation ("ASC 810").

        The following is a summary of the Contractual Agreements:

Equity Interest Pledge Agreements

        Pursuant to the equity interest pledge agreements, Nominee Shareholders of the VIEs have pledged all of their equity interest in the VIEs to respectively guarantee the performance of obligations by the VIEs and their Nominee Shareholders under the Contractual Agreements, which include the power of attorney agreements, exclusive business cooperation agreements and exclusive call option agreements. If the VIEs or any of their Nominee Shareholders breach their contractual obligations under these agreements, the WFOE, as pledgee, will be entitled to all rights regarding the pledged equity interest, including forcing the auction or sale of all or part of the pledged equity interest of the VIEs and receiving proceeds from such auction or sale in accordance with PRC law. Each of the Nominee Shareholders of the VIEs agree that, during the term of the equity interest pledge agreements, such Nominee Shareholder will not transfer the pledged equity interest or create or allow creation of any encumbrance on the pledged equity interest or any portion thereof, without the prior written consent of the WFOE, except for the performance of the relevant Contractual Agreements. Each equity interest pledge agreement will remain effective until the VIE and its Nominee Shareholders discharge all of their obligations under the Contractual Agreements have been fulfilled.

Power of Attorney Agreements

        Pursuant to the power of attorney agreements signed between the VIEs' Nominee Shareholders and the WFOE, each Nominee Shareholder irrevocably appointed the WFOE as its attorney-in-fact to exercise on each Nominee Shareholder's behalf any and all rights that each Nominee Shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the voting rights and the right to appoint directors and executive officers of the VIEs). The agreements are effective and irrevocable as long as the Nominee Shareholders remain shareholders of the VIEs.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

1. Organization (continued)

Exclusive Business Cooperation Agreements

        Under the exclusive business cooperation agreements, the WFOE has the exclusive right to provide the VIEs with comprehensive business support, technical services and consulting services. In exchange, the WFOE is entitled to receive a service fee from the VIEs on an annual basis. The WFOE has the right to unilaterally adjust the service fee. The WFOE owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise terminated by the WFOE in writing, each exclusive business cooperation agreement continuously remains effective.

Exclusive Call Option Agreements

        Pursuant to the exclusive call option agreements, the VIEs and their Nominee Shareholders have irrevocably granted the WFOE an exclusive option to purchase by itself or persons designated by it, at the WFOE's discretion at any time, to the extent permitted under PRC law, all or part of such Nominee Shareholders' equity interests in the VIEs and all or part of the assets of the VIEs. The purchase price of the equity interest in the VIEs should be RMB1 or the minimum price as permitted by PRC law. The VIEs and their Nominee Shareholders have agreed that, without the prior written consent of the WFOE, the VIEs shall not, among others, amend its articles of association, increase or decrease its registered capital, sell, transfer, pledge or otherwise dispose of its assets and beneficial interest, create or allow any encumbrance thereon, provide any loans or guarantees or pay any dividend or other distribution to its Nominee Shareholders. Each exclusive call option agreement will remain effective until all equity interest of the VIEs held by its Nominee Shareholders and all assets of the VIEs have been transferred or assigned to the WFOE or its designated persons.

Spousal Consent Letters

        Pursuant to the spousal consent letters executed by each the spouse of the Nominee Shareholders, each signing spouse confirmed that he or she does not enjoy any right or interest in connection with the equity interest of the VIEs held by his or her spouse. The spouse also irrevocably agreed that he or she would not claim in the future any right or interest in connection with the equity interest in the VIEs held by his or her spouse.

Financial Support Undertaking Letters

        Pursuant to the financial support undertaking letters, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIEs or their Nominee Shareholders do not have sufficient funds or are unable to repay.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

1. Organization (continued)

Resolution of the Board of Directors

        The Board of Directors of the Company resolved that the rights under the Power of Attorney Agreements and the Exclusive Call Option Agreements were assigned to the Board of Directors of the Company or any officer authorized by the Board of Directors.

        In the opinion of the Company's legal counsel, i) the ownership structure of the Company, including its subsidiaries in the PRC and VIEs are in compliance with all existing PRC laws and regulations; and (ii) each of the Contractual Agreements signed between the Company, the WFOE, VIEs and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; (iii) the resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.

        However, uncertainties in the PRC legal system could cause relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company's ability to enforce its rights under these contractual agreements. Furthermore, the Nominee Shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIEs. In addition, if the Nominee Shareholders will not remain the shareholders of the VIEs, breach, or cause the VIEs to breach, or refuse to renew, the existing Contractual Agreements the Company has with them and the VIEs, the Company may not be able to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs.

        In addition, if the current structure or any of the Contractual Agreements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company's right to collect revenues, temporary or permanent blocking of the Company's internet platforms, reorganization of the Company's operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company's ability to conduct its business.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

1. Organization (continued)

        The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company's consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	326,792	280,578	43,000
Restricted cash	226,547	1,096,270	168,011
Short-term investments	506,611	482,548	73,954
Accounts receivables	53,184	46,587	7,140
Amounts due from related parties	338,280	123,271	18,892
Amounts due from subsidiaries of the Company	22,531	39,607	6,070
Inventories	72,256	52,466	8,041
Value added taxes recoverable	485,015	663,932	101,752
Prepayments and other current assets	72,764	110,022	16,862

Total current assets	2,103,980	2,895,281	443,722

Non-current assets:
Long-term investments	340,741	567,852	87,027
Property and equipment, net	3,136,028	4,177,806	640,277
Intangible assets, net	423,575	342,635	52,511
Goodwill	743,748	743,748	113,984
Value added taxes recoverable	330,578	341,983	52,411
Prepayments and other non-current assets	15,516	14,169	2,171

Total non-current assets	4,990,186	6,188,193	948,381

Total assets	7,094,166	9,083,474	1,392,103

LIABILITIES
Current liabilities:
Short-term borrowings	113,065	676,351	103,655
Accounts and notes payable	641,142	883,463	135,397
Contract liabilities	125,191	152,170	23,321
Convertible loan	588,715	—	—
Amounts due to related parties	385,518	217,065	33,267
Amounts due to subsidiaries of the Company	8,109,210	9,194,862	1,409,174
Accrued expenses and other current liabilities	1,763,789	1,943,354	297,832

Total current liabilities	11,726,630	13,067,265	2,002,646

Non-current liabilities:
Amounts due to related parties	183,278	30,437	4,665
Contract liabilities	1,844	49,985	7,661
Deferred tax liabilities	27,344	17,969	2,754

Total non-current liabilities	212,466	98,391	15,080

Total liabilities	11,939,096	13,165,656	2,017,726

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

1. Organization (continued)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues	2,113,672	4,823,321	6,042,377	926,035
Net loss	(2,209,725)	(1,526,763)	(1,183,934)	(181,446)
Net cash generated from operating activities	329,695	1,669,172	1,979,904	303,434
Net cash used in investing activities	(4,189,103)	(1,935,447)	(4,146,063)	(635,412)
Net cash provided by financing activities	3,902,323	404,021	3,000,801	459,893

        The revenue-producing assets that are held by the VIEs comprise of property and equipment, and intangible assets. The VIEs contributed an aggregate of 100.00%, 100.00% and 99.97% of the Company's consolidated revenue for the years ended December 31, 2018, 2019 and 2020, respectively, after elimination of inter-entity transactions.

        As of December 31, 2020, there was no pledge or collateralization of the VIEs' assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Company (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company.

2. Summary of Significant Accounting Policies

Basis of presentation

        The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Principles of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries, and VIEs for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated.

Going concern

        The Company has adopted ASC 205-40, Presentation of Financial Statements—Going Concern, which requires that management evaluate whether there are relevant conditions and events that, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern and to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Going concern (continued)

        The Company's consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements. As of December 31, 2020, the Company had an accumulated deficit and net current liabilities amounting to RMB11,023,336 (US$1,689,406) and RMB504,520 (US$77,322), respectively. The Company incurred net loss of RMB1,133,595 (US$173,731) and generated net cash from operating activities of RMB2,198,480 (US$336,930), for the year ended December 31, 2020. The Company has primarily funded these losses through revenue generated from customers, and issuances of debt and equity securities. As of December 31, 2020, the Company had RMB825,357 (US$126,491) of cash and cash equivalents on hand and RMB482,548 (US$73,954) of short-term investments, respectively.

        The Company has unused credit facilities amounting to RMB324,084 (US$49,668) as of December 31, 2020 (Note 6). In addition, on March 31 and April 28, 2021, the Company issued 28,352,367 and 55,919,958 Series G convertible redeemable preferred shares amounting to an aggregate cash consideration of US$79,333 (equivalent to RMB517,639) and US$160,339 (equivalent to RMB1,046,196), respectively.

        Based on the above, management believes that the going concern basis of preparation is supported. Therefore, the consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company's consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, residual value of property and equipment, impairment of long-lived assets and goodwill, share-based compensation, valuation allowance for deferred tax assets and the fair value of financial instruments.

        Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Foreign currency translation and transactions

        The functional currency of the Company is the United States Dollars ("US$"). HK Ridetech, and the Company's subsidiaries and VIEs with operations in the PRC adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The financial statements of the Company are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive loss, as a component of shareholders' deficit.

        Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange prevailing at the balance sheet dates. The resulting exchange differences are recognized in the consolidated statements of comprehensive loss during the period or year in which they occur.

Convenience translation for financial statements presentation

        Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.5250 per US$1.00 on December 31, 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been or could be converted into US$ at such rate.

Cash and cash equivalents

        Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less at the date of purchase to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash

        The Company's restricted cash mainly represents (a) security deposits held in designated bank accounts for issuance of notes payable and lines of credit; (b) all security deposits that users placed with the Company for shared two-wheeler services that can be withdrawn anytime; and (c) advances paid by certain individual customers stored in their respective wallets on the Company's platform that can be withdrawn anytime for the use of the Company's services. 40% of these advances must be deposited by the Company in bank accounts designated exclusively for these funds and have been recorded in Restricted Cash.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Investments

Short-term investments

        The Company's short-term investments consist of wealth management products issued by commercial banks which are redeemable by the Company at any time. The wealth management products are primarily investing in debt securities issued by the PRC government, corporate debt securities and central bank bills. Investments are principally purchased for trading purposes and thus, classified as trading securities and carried at fair value. Unrealized investment gain from short-term investments were RMB125, RMB2,711 and RMB2,635 (US$404) included in "Changes in fair value of financial instruments" for the years ended December 31, 2018, 2019 and 2020, respectively.

Long-term investment

        The Company accounts for its investment in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC 323-10, Investments—Equity Method and Joint Ventures: Overall ("ASC 323") unless the Company elects to account for the investment using the fair value option in accordance with ASC 825-10, Financial Instruments: Fair Value Option ("ASC 825").

        The Company has elected the fair value option when it initially recognizes an equity method investment as the Company determined the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable, and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in earnings in the consolidated statements of comprehensive loss.

        As of December 31, 2019 and 2020, the Company held a 38.00% and 33.11% equity interest, respectively, in a privately held company, Fujian Ningde Zhixiang Infinite Technology Co., Ltd. ("Ningde Zhixiang"). Unrealized losses amounted to RMB39,259 and RMB43,416 (US$6,654) were recorded in "Changes in fair value of financial instruments" in the consolidated statements of comprehensive loss for the years ended December 31, 2019 and 2020, respectively.

Accounts receivable and allowance for doubtful accounts

        Accounts receivable represents uncollected payments from customers for completed transactions. The Company records an allowance for doubtful accounts for accounts receivable when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Company considers specific evidence including the aging of the receivable, the customer's payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Inventory

        The Company's inventory represents maintenance spare parts for two-wheelers. Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition, which approximates actual cost on monthly weighted average method. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand. When appropriate, write-downs to inventory are recorded to write down the cost of inventories to their net realizable value.

        Inventory provision of RMB2,059, RMB5,134, and RMB7,541 (US$1,156) was recognized in cost of revenue for the years ended December 31, 2018, 2019 and 2020, respectively, due to damage loss, product renewal or abandonment.

Fair value measurements

        Financial instruments of the Company primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, equity method investment, accounts and notes payable, amounts due from and due to related parties, short-term borrowings, convertible redeemable preferred shares, convertible loan, guarantee and warrant liabilities. The convertible redeemable preferred shares were initially recorded at issuance price net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period. The Company measures its short-term investments, equity method investment accounted for using fair value option, guarantee liabilities and warrant liabilities at fair value on a recurring basis. Short-term investments are measured at fair value using the quoted subscription or redemption prices published by commercial banks and are categorized in the Level 2 valuation hierarchy as their fair value is measured by using indirect inputs observable in the market place. For the equity method investment accounted for using the fair value option, guarantee liabilities and warrant liabilities, as none of these financial assets and liabilities are traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure their fair value. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company determined the fair value of these instruments with the assistance of an independent third party valuation firm. The Company applies ASC 820, Fair Value Measurements ("ASC 820"), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate their fair values because of their short-term maturities.

        ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

  Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

  Level 2—Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data

  Level 3—Unobservable inputs which are supported by little or no market activity

        ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        The Company did not transfer any assets or liabilities in or out of Level 3 during the periods presented.

        The following table summarizes the Company's financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2019 and 2020:

	As of December 31, 2019
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	506,611	—	506,611
Long-term investment	—	—	340,741	340,741

Total	—	506,611	340,741	847,352

Liabilities:
Warrant liabilities (Note 9)	—	—	92,122	92,122

Total	—	—	92,122	92,122

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

	As of December 31, 2020
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	482,548	—	482,548
Long-term investment	—	—	567,852	567,852

Total	—	482,548	567,852	1,050,400

Liabilities:
Guarantee liabilities (Note 14)	—	—	12,947	12,947

Total	—	—	12,947	12,947

        The valuation technique, inputs and corresponding impact to the fair value are as follows:

As of December 31, 2019

	Valuation technique	Unobservable inputs	Range
Long-term investment	Discounted cash flows ("DCF")	Weighted average cost of capital ("WACC")	19%
Warrant liabilities	Black-Scholes	Volatility	31% - 34%

As of December 31, 2020

	Valuation technique	Unobservable inputs	Range
Long-term investment	DCF	WACC	17%
Guarantee liabilities	With and without	Credit yield	With: 4.61% Without: 8.50%

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

        The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the periods presented.

Long-term investment
RMB
Balance as of December 31, 2018	—
Investment during the year	380,000
Unrealized fair value change	(39,259)

Balance as of December 31, 2019	340,741

Investment during the year	270,527
Unrealized fair value change	(43,416)

Balance as of December 31, 2020	567,852

Balance as of December 31, 2020 in US$	87,027

The amount of total loss for the year ended December 31, 2019 included in losses	(39,259)

The amount of total loss for the year ended December 31, 2020 included in losses	(43,416)

The amount of total loss for the year ended December 31, 2020 included in losses in US$	(6,654)

Warrant liabilities
RMB
Balance as of December 31, 2018	—
Recognized during the year (Note 9)	(109,839)
Unrealized fair value change	16,401
Foreign currency translation	1,316

Balance as of December 31, 2019	(92,122)

Unrealized fair value change	27,546
Foreign currency translation	(84)
Exercised into Series F convertible redeemable preferred shares (Note 9)	4,357
Expired and unexercised (Note 9)	60,303

Balance as of December 31, 2020	—

Balance as of December 31, 2020 in US$	—

The amount of total gain for the year ended December 31, 2019 included in losses	16,401

The amount of total gain for the year ended December 31, 2020 included in losses	87,849

The amount of total gain for the year ended December 31, 2020 included in losses in US$	13,463

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

Guarantee Liabilities
RMB
Balance as of December 31, 2019	—
Recognized during the year (note 14)	(10,751)
Unrealized fair value change	(2,196)

Balance as of December 31, 2020	(12,947)

Balance as of December 31, 2020 in US$	(1,984)

The amount of total loss for the year ended December 31, 2020 included in losses	(12,947)

The amount of total loss for the year ended December 31, 2020 included in losses in US$	(1,984)

        Realized and unrealized gain (losses) for the periods presented were recorded as "Changes in fair value of financial instruments" in the consolidated statements of comprehensive loss.

Property and equipment, net

        Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method after consideration of the estimated useful lives and estimated residual value of the class of asset, which range as follows:

Category	Estimated Useful Life	Residual value %
Shared bikes	3 years	0 - 2
Shared e-bikes and related batteries	3 years	0 - 6
Electronic equipment and others	2 - 5 years	5
Software	3 years	0
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	0

        Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposal of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss. Construction in progress represents two-wheelers under assembly in the Company's designated manufacturers before being placed in service. Construction in progress is transferred to property and equipment and depreciation commences when an asset is ready for its intended use.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Intangible assets, net

        Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Trademark	10 years
Technology	5 years

Goodwill

        During the periods presented, the Company`s goodwill was generated from the simultaneous acquisition of Shanghai Junzheng and Shanghai Junfeng in November 2017. In accordance with ASC 350, Intangibles—Goodwill and Other ("ASC 350"), the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2019 and 2020, the Company had five reporting units (Note 5). Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance to Accounting Standards Update ("ASU") 2011-08, Intangibles—Goodwill and Other ("ASU 2011-08"), the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. The Company has early adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04"), pursuant to which the Company will apply a quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. No impairment of goodwill was recorded during the periods presented (Note 5).

Revenue recognition

        The Company derives its revenue principally from single ride fees and subscription fees for ride passes paid by users from shared two-wheeler ("Shared Two-Wheeler") services. The Company also derives revenue from carpooling marketplace ("Carpooling"), sale of e-scooters and provision of advertising services.

        Revenues from single ride fees are accounted for in accordance with ASC 840, Leases ("ASC 840") and revenues from subscription fees for ride passes, Carpooling, sale of e-scooters, and advertising services are accounted for under ASU 2014-9 Revenue from Contracts with Customers ("ASC 606").

        Effective January 1, 2018, the Company elected to adopt the requirements of ASC 606 using the full retrospective method. The Company applies the five-step model outlined in ASC 606. The Company accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

        Revenue is allocated to each performance obligation based on its standalone selling price. The Company generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity's performance and the customer's payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in "Contract liabilities" in the Company's consolidated balance sheets. The Company had no contract assets for the periods presented.

        Using the practical expedient in ASC 606, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Company also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes ("VAT") and surcharges.

Shared Two-Wheeler

        The Company's shared Two-Wheeler services are operated under three different models: company-operated model, joint operation model and franchise model.

Company-operated model

Single ride

        Users contract with the Company at the inception of each ride. The Company is responsible for providing access to the specified Two-Wheeler based on the users' desired usage period (the "Rental Period"). During the Rental Period, users have the ability and right to operate the Two-Wheeler in a manner they determine. The Company recognizes lease payments received as revenue upon completion of each Rental Period.

Subscription fees for ride passes

        The Company also offers non-cancellable subscription services in the form of short-term ride passes. There are two types of passes, unlimited ride pass and limited ride pass. The contract period for the unlimited ride pass generally ranges from one to 12 months. The contract period for the limited ride pass generally ranges from seven days to one month.

        The nature of the Company's performance obligation under unlimited ride pass is a single performance obligation to stand ready to provide an unspecified quantity of rides throughout the contract period. The Company recognizes revenue on a straight-line basis over the contract period as it most faithfully depicts the simultaneous consumption and delivery of services.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

        The nature of the Company's performance obligation under the limited ride pass is to provide a specified quantity of rides throughout the contract period. The Company does not offer refunds or concessions if the specified quantity of rides is not used during the contract period. The Company has a right to consideration from its users in an amount that corresponds directly with the value to the user of the Company's performance completed to date (calculated based on stipulated fees per rides and ride records). Therefore, revenue is recognized in the amount to which the Company has a right to bill upon the completion of each ride throughout the contract period, which generally represents a pro-rated fee per ride.

Joint operation model

        The Company outsources the dispatching and maintenance of the Two-Wheelers to third party joint operation partners ("Service Providers") in designated areas in certain cities that are not cost-effective for the Company. The Service Providers do not contract with the customers. The Company is responsible for the fulfillment of the lease services or performance obligations, and the terms and conditions of the contract with the customer is the same as the Company-operated model. Thus, the revenue recognition polices are consistent with the Company-operated model. The fees paid to the Service Providers are recorded in cost of revenues.

Franchise model

        The Company sells Two-Wheelers to its customers (the "Franchisees") who are directly responsible for fulfilling the Shared Two-Wheeler services to their end users through the Company's Hello app ("Platform Services"). In exchange for providing these Platform Services, the Company receives a small fixed percentage of the monthly fees generated from the Franchisees' end users over the three year contract period. The Franchisees have full discretion in the management and operation of their Two-Wheelers in the mutually agreed upon designated areas. The Company does not provide specific operating policies or instructions to the Franchisees. The Company also does not receive any initial upfront fees including a franchisee fee from the Franchisees. The Company has two performance obligations under the contracts with its Franchisees, the sale of the Two-Wheelers and provision of Platform Services. The Company controls the Two-Wheelers before they are transferred to the Franchisees, and has inventory risk. Hence, revenue allocated to the Two-Wheeler is recognized at a point in time, which generally occurs upon delivery. Revenue derived from the sale of Two-Wheelers is less than 10% of total revenue for the periods presented.

        The Company utilizes monthly settlement records, an output measure, to recognize revenue allocated to Platform Services over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the consideration for Platform Services is fixed and no variable consideration exists.

        Revenue recognized from Platform Services was immaterial for the periods presented.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

Carpooling

        The Company's platform connects its customers who are private car owners ("Drivers") with users, who have overlapping travel routes. The Company does not pre-purchase or otherwise obtain control of the Drivers' services prior to its transfer to the end users; the Company does not direct Drivers to perform the service on the Company's behalf and the Company does not integrate services provided by Drivers with its other services and then provide them to end users. The Drivers have control over the right to the seats in the carpool because it is at their sole discretion to accept or decline a transaction request, and accept or decline any rider. Hence, the Company is not primarily responsible for carpooling services provided to end users, nor does it have inventory risk related to these services. The Company's sole performance obligation is to provide the platform to match the Driver's route to the end user. The Company recognizes revenue upon the completion of each trip based on a fixed percentage of the total fare paid to the driver ("Service Fee"), however, this Service Fee is capped at a fixed amount that the Company is entitled to receive.

Sale of e-scooters

Direct sale model

        The Company sells e-scooters that are equipped with proprietary loT device that is connected to the Company's Hello app ("E-Scooters") to its customers, the third party E-Scooter stores (the "Stores"). The Company also provides the Stores a merchant account on its Hello app to display the E-Scooters for sale to the end users and receives a fixed transaction fee for each completed sale transaction ("Transaction Services"). The Company does not receive any initial upfront fees from the Stores. The proprietary loT device and platform services (collectively, "APP Services") are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these promises in conjunction with one another as a two-way dependency exists. Further, these promises are not sold separately and would not be purchased or consumed by the customer on a standalone basis. Thus, the Company has three performance obligations, sale of E-Scooters, APP Services and Transaction Services. The Company controls the E-Scooters before they are transferred to the Stores, and has inventory risk. Hence, revenue allocated to the E-Scooter is recognized gross at a point in time upon acceptance by the Stores. Revenue allocated to the (i) APP Services is recognized over the period of usage, which is generally three years; and (ii) Transaction Services is recognized at a point in time upon completion of the sales transaction. Revenues derived from the sales of E-Scooters is less than 10% of total revenue for the periods presented. This revenue model was scaled down starting August 2020.

Agent sale model

        Starting August 2020, the Stores purchase the E-Scooters directly from third party manufacturers. In addition, the Company started to facilitate the following services on its app under a tripartite contract: (i) the Company connects the manufacturer to the Stores in exchange for a fixed commission fee based on the E-Scooter purchase price ("Commission Services"); and (ii) the Company provides APP and Transaction Services consistent with the previous direct sales model to the Stores. Hence, both the manufacturer and Stores are the Company's customers in this arrangement.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

        The consideration from this tripartite contract is allocated to the three performance obligations, Commission Services, APP Services and Transaction Services. The Company does not control the E-Scooters before they are transferred to the Stores, and does not have inventory risk. Hence, revenue allocated to Commission Services is recognized net at a point in time upon acceptance of the E-Scooters by the Stores. Revenue allocated to the (i) APP Services is recognized over the period of usage that is generally three years; and (ii) Transaction Services revenue is recognized at a point in time upon completion of the sale transaction.

Advertising services

        The Company generally displays its customers' advertisements on its app or its Two-Wheelers. Revenues from such advertising services are recognized ratably over the contractual display period as it most faithfully depicts the simultaneous consumption and delivery of services.

Incentive Programs

Shared Two-Wheeler

        Incentives provided to users are recorded as a reduction of revenue if the Company does not receive a distinct good or service or cannot reasonably estimate the fair value of the good or service received. Such incentives are generally in the form of discounts that reduce the users' fare for future rides, and are recorded as reduction of revenue when used by users.

        The Company also provides a cash incentive program which encourages users to take a separate action to locate and ride difficult to find or scattered or idled Two-Wheelers, which are not cost-effective for the Company's dispatchers to collect and relocate to designated parking zones. Such cash incentives are in exchange for a distinct service with users and approximate fair value of the services received, and therefore, are recorded as cost of revenue as incurred.

Carpooling

Drivers

        Incentives provided to Drivers are recorded as a reduction of revenue if the Company does not receive a distinct good or service or cannot reasonably estimate fair value of the good or service received. Such incentives are generally in the form of cash to encourage first time or existing Drivers to post their routes on the Company's platform, and are recorded as reduction of revenue upon the completion of transactions.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

        Short-term incentives provided to existing Drivers for referring new Drivers are paid in the form of cash in exchange for a distinct service, and are accounted for as costs to obtain a contract with customers. The Company determined the amount of incentives approximates fair value for the services received, and expenses such referral payments as incurred in "Selling and marketing expenses". The Company applied the practical expedient and expensed costs to obtain a contract with customers as incurred because the amortization period would be one year or less.

Users

        Such incentives are in the form of discounts that are specifically targeted to encourage first time or returning users to utilize the Carpooling service, or in the form of cash to encourage users to refer new Drivers. The Company records incentives to users as incurred in "Selling and marketing expenses".

Cost of revenues

        Cost of revenues consists mainly of depreciation of Two-Wheelers, labor costs for operating, dispatch and maintenance staff, service fee paid to Service Providers, repair and maintenance, battery swapping and related services, cloud service fees, bandwidth costs, utility fees, rental costs, and other expenses directly attributable to the provision of services and products.

        Cost of revenues attributable to single ride and subscription fees from ride passes are allocated primarily based on the respective quantity of rides during the relevant period.

Research and development

        Research and development expenses are primarily incurred in the development of new services, new features and general improvement of the Company's technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company's services. No research and development costs were capitalized during the periods presented as the Company has not met all of the necessary capitalization requirements.

Impairment of long-lived assets other than goodwill

        Long-lived assets including property and equipment and intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Company's long-lived assets.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Loss on disposal and writeoff of property and equipment

        During the years ended December 31, 2018 and 2019, the Company abandoned earlier models of Two-Wheelers in favor of substantially improved newer generation models, and wrote down the assets to amounts expected to be recovered accordingly. Thus, the Company recorded losses amounting to RMB477,027, and RMB440,315 in "Loss on disposal and writeoff of property and equipment" during the years ended December 31, 2018, and 2019, respectively.

        The Company individually tracks the location of the Two-Wheelers via the proprietary loT device installed with the Company's GPS system. When the Two-Wheelers cannot be tracked for more than six months, the Company determines that these assets are lost and writes off the assets accordingly. The Company recorded losses amounting to RMB29,926, RMB88,692 and RMB44,396(US$6,804) for the lost Two-Wheelers in "Loss on disposal and writeoff of property and equipment" during the years ended December 31, 2018, 2019 and 2020, respectively.

        The remaining amounts included in "Loss on disposal and write-off of property and equipment" are comprised of losses from sale of property and equipment that are obsolete or in unusable conditions at scrap value.

Employee defined contribution plan

        Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee's salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB96,861, RMB209,294 and RMB182,555 (US$27,978) for the years ended December 31, 2018, 2019 and 2020, respectively.

Advertising expenditures

        Advertising expenditures are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising expenditures were RMB46,575, RMB122,879 and RMB151,598 (US$23,233) for the years ended December 31, 2018, 2019 and 2020, respectively. Advertising expenditures are included in "Selling and marketing expense" in the consolidated statements of comprehensive loss.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Government grants

        Government grants include cash subsidies received by the Company's entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Company in form of registered capital or taxable income generated by the Company in these local districts. Such grants allow the Company full discretion in utilizing the funds and are used by the Company for general corporate purposes. The local governments have final discretion as to whether the Company met all of the criteria to be entitled to the subsidies. Cash subsidies are recognized in the "other expense, net" in the Company`s consolidated statements of comprehensive loss when received and no further conditions need to be met.

Income taxes

        The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

        The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

        In accordance with the provisions of ASC 740, the Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company's estimated liability for unrecognized tax benefits, if any, will be recorded in the "other non-current liabilities" in the accompanying consolidated financial statements, is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company's estimates. As each audit is concluded, adjustments, if any, are recorded in the Company's consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Segment information

        In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker ("CODM"), or decision making group, in deciding how to allocate resources and in assessing performance. The Company's CODM is the Chief Executive Officer. The Company operates its business as three operating and reportable segments: (1) Shared Two-Wheeler, (2) Carpooling and (3) other local services ("Others"). The "Others" segment principally relates to sale of e-scooters, and provision of advertising services.

Leases

Lessee accounting

        Leases are classified at the inception date as either a capital lease or an operating lease. the Company assesses a lease to be a capital lease if any of the following conditions exist: (1) ownership is transferred to the lessee by the end of the lease term, (2) there is a bargain purchase option, (3) the lease term is at least 75% of the property's estimated remaining economic life or (4) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

        All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on straight-line basis over the term of the lease.

Share-based compensation

        The Company applies ASC 718, Compensation—Stock Compensation ("ASC 718"), to account for its share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company's share-based awards are to employees only, were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Company uses the accelerated method for all awards granted with graded vesting, and accounts for forfeitures as they occur. The Company, with the assistance of an independent third party valuation firm determined the fair value of the share-based awards granted to employees.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Share-based compensation (continued)

Modification of awards

        A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award.

Comprehensive loss

        Comprehensive loss is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company's comprehensive loss includes net loss and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive loss. There have been no reclassifications out of accumulated other comprehensive loss to net loss for the periods presented.

Loss per share

        In accordance with ASC 260, Earnings Per Share ("ASC 260"), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company's convertible redeemable preferred shares are participating securities. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

        Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company's convertible redeemable preferred shares, and warrants using the if-converted method; and ordinary shares issuable upon the exercise of share options and restricted shares, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Unaudited pro forma shareholders' equity and loss per share

        In March and April 2021, the Company issued 28,352,367 and 55,919,958 Series G convertible redeemable preferred shares, respectively.

        In March 2021, a shareholder of the Company transferred 8,748,784 ordinary shares, and another shareholder of the Company transferred 17,154,480 ordinary shares, which were re-designated from Series C Preferred Shares to the CEO. The related one-time share-based compensation expense amounted to approximately RMB 335,263 (US$51,381) in March 2021. Further, in March and April 2021, the Company issued 71,675,171 ordinary shares in aggregate to its employees, amongst which (1) 41,122,827 ordinary shares (including 5,901,944 ordinary shares issued to the CEO) were issued upon the exercise of vested share options; and (2) 30,552,344 ordinary shares were issued at par (including 5,901,942 ordinary shares issued to the CEO), which are subject to repurchase by the Company in the event of the termination of employment relationships prior to the completion of the original requisite service period (collectively, the "Exercise").

        In April 2021, the Company issued 35,994,402 ordinary shares at par to the CEO which are subject to repurchase by the Company if certain market conditions are not met (the "Grant"). The repurchase price is equivalent to the par value of the ordinary shares. Therefore, the repurchase option is equivalent to a forfeiture provision and liability classification is not required.

        Pursuant to the Company's memorandum and articles of association, upon the completion of an initial public offering ("IPO"), all the then outstanding convertible redeemable preferred shares ("Preferred Shares") will automatically be converted into 1,333,888,067 ordinary shares, and all outstanding ordinary shares will be redesignated into 1,533,609,953 Class A ordinary shares and 208,669,186 Class B ordinary shares, respectively. Unaudited pro forma shareholders' equity as of December 31, 2020, as adjusted for the issuance of 84,272,325 Series G convertible redeemable preferred shares, the Exercise, the Grant, the assumed conversion of the Preferred Shares and the corresponding reclassification of the Preferred Shares classified in mezzanine equity to shareholders' equity, and one-time share-based compensation expenses reflected as an adjustment to additional paid-in capital and accumulated deficit, is set forth on the consolidated balance sheet.

        The unaudited pro forma loss per ordinary share is computed using the weighted-average number of ordinary shares outstanding as of December 31, 2020, and (i) the issuance of 84,272,325 Series G convertible redeemable preferred shares; (ii) the redesignation of 17,154,480 Series C convertible redeemable preferred shares to ordinary shares; (iii) the assumed conversion of all of the Company's Preferred Shares into ordinary shares; (iv) the Exercise; (v) the Grant; and (vi) the inclusion of one-time share-based compensation expenses, as if they had occurred on January 1, 2020 (Note 13).

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Modification of Preferred Shares

        The Company assesses whether an amendment to the terms of its Preferred Shares is an extinguishment or a modification using the fair value model. If the fair value of the Preferred Shares immediately after the amendment changes by more than 10 percent from the fair value of the Preferred Shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When Preferred Shares are extinguished, the difference between the fair value of the consideration transferred to the Preferred Shareholders and the carrying amount of the Preferred Shares (net of issuance costs) is treated as a deemed dividend to the Preferred Shareholders. When Preferred Shares are modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the Preferred Shareholders. Modifications that result in a decrease in the fair value of the Preferred Shares are not recognized.

Significant risks and uncertainties

Currency convertibility risk

        Substantially all of the Company's businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People's Bank of China ("PBOC") or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers' invoices and signed contracts.

Foreign currency exchange rate risk

        From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was an appreciation of approximately 6.27% during the year ended December 31, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

        All of the Company's revenues and costs are denominated in RMB, while a portion of cash and cash equivalents is denominated in U.S. dollar. To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company's earnings or losses.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Significant risks and uncertainities (continued)

Interest rate risk

        The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and does not use any derivative financial instruments to manage the interest risk exposure during the periods presented. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB2,347 (US$360) per year based on the Company's outstanding bank loan balance at December 31, 2020.

Concentration of credit risk

        Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivables and amounts due from related parties. The maximum exposures of such assets to credit risk is their carrying amounts as of the balance sheet dates.

        The Company believes that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, and VIEs are located.

        Accounts receivable are typically unsecured and are derived from revenue earned through third-party consumers. The Company conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Impact of COVID-19

        The growth of the Company's revenues was negatively affected by the COVID-19 pandemic, particularly during the first half of 2020, since its users largely reduced outdoor activities out of health and safety concerns and its business expansion was affected by city lockdowns and traffic restrictions. However, with the effective control of pandemic and strong fiscal support to industry sectors and individuals that were hard hit by the COVID-19, social and economic activity in the PRC have gradually recovered starting from the second quarter of 2020.

        There are still uncertainties of COVID-19's future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. As a result, certain of the Company's estimates and assumptions, including impairment of long-lived assets and goodwill, share-based compensation, and the fair value of financial instruments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Company's estimates in future periods.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements

        The Company is an emerging growth company ("EGC") as defined by the Jumpstart Our Business Startups Act ("JOBS Act"). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of lessees' operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, and private companies that have not yet issued (or made available for issuance) financial statements are now required to adopt the new leases standard for annual reporting periods beginning after December 15, 2021 and interim reporting periods in annual reporting periods beginning after December 15, 2022. Early adoption is permitted. The Company will adopt ASU 2016-02 on January 1, 2022 using the modified retrospective method and will not restate comparable periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allow the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. The Company currently believes the most significant change will be related to the recognition of right-of-use assets and operating lease liabilities on the consolidated balance sheets upon adoption, which will increase total assets and liabilities.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the "incurred loss" approach with an "expected loss" model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

        In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract ("ASU 2018-15"). This update requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. This update is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

years beginning after December 15, 2021 for the Company. Early adoption is permitted. The Company will adopt ASU 2018-15 on January 1, 2021. This guidance should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

        In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of ASC 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

        In January 2020, the FASB issued ASU 2020-01, Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with ASC 321, Investments- Equity Securities, immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph ASC 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with the financial instruments guidance in ASC 825. The standard is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

3. Property and equipment, net

	As of December 31,
	2019	2020
	RMB	RMB	US$
Shared bikes	4,733,371	5,498,223	842,640
Shared e-bikes and related batteries(a)	1,518,077	3,243,202	497,042
Electronic equipment and others	71,038	157,642	24,160
Construction in progress	105,090	134,324	20,586
Leasehold improvements	15,835	20,559	3,151

	6,443,411	9,053,950	1,387,579
Less: Accumulated depreciation	(3,307,383)	(4,869,191)	(746,237)

	3,136,028	4,184,759	641,342

(a)
In June 2019, the Company entered into an asset purchase and lease agreement with Ningde Zhixiang (the "Sale-leaseback"). Pursuant to the Sale-leaseback, the Company effectively entered into a sale leaseback transaction for certain battery models (the "Sale-leaseback Assets") for a period of three years. Under the Sale-leaseback, the Company is entitled to use the Sale-leaseback Assets throughout the end of their life cycles. Hence, the lease is accounted for as capital lease under ASC 840.

The aggregate sale price for the batteries approximated their carrying amount on the Sale-leaseback date. As the Company retains, through a leaseback, substantially all of the benefits and risks incident to the ownership of the batteries sold, the Sale-leaseback is merely a financing. Therefore, there is no gain or loss to be recognized from the Sale-leaseback.

The current and long-term portions of the Company`s obligations under the Sale-leaseback were RMB152,841 (US$23,424) and RMB30,437 (US$4,665), respectively, as of December 31, 2020, and are included in the current and non-current portions of "Amounts due to related parties".

Expenses for the capital lease were RMB16,068 and RMB21,463 (US$3,289) for the years ended December 31, 2019 and 2020, respectively. The capital lease obligation was initially recognized at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. Monthly minimum lease payments are accounted for as principal and interest payments. The minimum capital lease payments, including interest, by fiscal year were: RMB160,343 in 2021, RMB30,938 in 2022, and nil thereafter.

        Depreciation expense of property and equipment was RMB1,644,923, RMB2,012,530 and RMB2,391,932 (US$366,580) for the years ended December 31, 2018, 2019 and 2020, respectively.

4. Intangible assets, net

As of December 31, 2019

	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Trademark	375,000	(78,125)	296,875
Technology	217,200	(90,500)	126,700

	592,200	(168,625)	423,575

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

4. Intangible assets, net (continued)

As of December 31, 2020

	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	US$
Trademark	375,000	(115,625)	259,375	39,751
Technology	217,200	(133,940)	83,260	12,760

	592,200	(249,565)	342,635	52,511

        Amortization expense of intangible assets was RMB 80,940, RMB 80,940 and RMB80,940 (US$12,405) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, estimated amortization expense of the existing intangible assets for each of the next five years is RMB80,940, RMB77,320, RMB 37,500, RMB 37,500 and RMB 37,500, respectively.

5. Goodwill

        Goodwill by reporting unit for the periods presented were as follows:

	Bike sharing	E-bike sharing	Carpooling	E-scooters	Others	Total
Balance as of December 31, 2019	389,061	262,439	66,019	20,500	5,729	743,748

Balance as of December 31, 2020	389,061	262,439	66,019	20,500	5,729	743,748

Balance as of December 31, 2020 (US$)	59,626	40,221	10,118	3,142	877	113,984

6. Short-term borrowings

        Short-term bank borrowings consisted of unsecured line of credit facilities denominated in RMB withdrawn from commercial banks to finance the Company's working capital requirements. The weighted average interest rate for the outstanding borrowings as of December 31, 2019 and 2020, was approximately 5.66% and 4.61%, respectively. As of December 31, 2020, credit facilities amounting to RMB324,084 (US$49,668) were unused. There are no commitment fees and conditions under which lines may be withdrawn associated with the Company's unused facilities.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

7. Contract liabilities

        The Company's current contract liabilities comprise mainly of customer advances for sale of Two-Wheelers and E-Scooters, prepayments for subscription fees and APP Services. The Company's non-current contract liabilities comprise mainly of advertising services and APP Services.

	For the year ended December 31,
	2019	2020
	RMB	RMB	US$
Revenue recognized from amounts included in contract liabilities at the beginning of the period	50,835	125,191	19,186

        The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2020 that are expected to be recognized within one year, and more than one year, respectively, are related to customer advances for sale of Two-Wheelers and E-Scooters and prepayments for subscription fees, advertising services, and APP Services which are as follows:

	RMB	US$
Within one year*	152,174	23,322
More than one year*	49,985	7,661

	202,159	30,983

*
Current and non-current contract liabilities related to advertising services provided to a wholly-owned subsidiary of Ant Group Co., Ltd. amounted to RMB28,684 and RMB45,064 (US$6,906) as of December 31, 2020, respectively.

8. Convertible loan

        In September 2017, the Company entered into a loan agreement with a wholly owned subsidiary of Ant Group Co., Ltd. for a principal amount of RMB500,000. The loan was secured by two-wheeler assets and accounts receivables of a designated subsidiary of the Company. The key features of the loan are as follows:

Interest rate

        Interest rate was stated at 7% simple interest per annum based on the original loan agreement. On January 5, 2018, the Company entered into amendments to amend the interest rate to 7% simple interest per annum before January 1, 2018, and 8% simple interest per annum after January 1, 2018. Interest expense incurred was RMB40,556, RMB40,556 and RMB19,256 (US$2,951) for the years ended December 31, 2018, 2019 and 2020, respectively.

Maturity date

        Maturity date based on the original agreement was the earlier of (i) a designated period after the completion of a subsequent round of financing, or (ii) March 31, 2018. On various dates in 2018 and 2019, the Company entered into amendments to extend the maturity date.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

8. Convertible loan (continued)

Conversion Features

        There was no conversion feature based on the original agreement. In 2018, the Company entered into an amendment that entitled the holder to convert all or part of the outstanding principal and unpaid interests of the convertible loan to the Company's preferred shares when there is a subsequent round of financing. The conversion price is 95% of the Company's pre-money valuation of such financing.

Accounting for the convertible loan

        As the loan will be share-settled by a number of shares with a fair value equal to a fixed settlement amount, the settlement is not viewed as a conversion feature but as a redemption feature because the settlement amount does not vary with the share price. This in-substance redemption feature does not require bifurcation because it is clearly and closely related to the debt host. Since there is no conversion feature embedded in the loan, no beneficial conversion feature was recorded during the periods presented. There are no other embedded derivatives that are required to be bifurcated.

        The Company accounted for the amendments to the interest rate, maturity date and conversion features (in-substance redemption feature) as debt modifications, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt—Modifications and Exchanges ("ASC 470-50").

Conversion

        On August 14, 2020, the convertible loan was converted into 40,057,167 Series F Preferred Shares and all pledges were released (Note 17). No gain or loss resulted from the extinguishment.

9. Warrant liabilities

        On November 22, 2019 and December 5, 2019, the Company concurrently issued Series F Preferred Shares and related warrants to purchase 43,786,984 and 32,840,172 Series F Preferred Shares, respectively (collectively, "the Warrants") to certain investors. 43,786,984 Warrants ("Tranche I Warrants") are exercisable for the period from December 5, 2019 to March 31, 2020, at an exercise price of US$2.28 per share. 32,840,172 Warrants ("Tranche II Warrants") are exercisable for the period of six months from December 5, 2019, at an exercise price of US$2.28 per share.

Accounting for the Warrants

        The Warrants are freestanding instruments that represent a right to purchase the Company's Series F Preferred Shares (which are redeemable) and impose an obligation to the Company. Thus, the Warrants are classified as current liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company also evaluated the conversion feature and determined that there was no beneficial conversion feature. There are no other embedded derivatives that are required to be bifurcated. On the respective issuance dates, the Warrants were allocated with its full fair value from the proceeds received from the issuance of the Series F Preferred Shares and with subsequent changes in fair value recorded in losses. For the years ended December 31, 2019 and 2020, the Company

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

9. Warrant liabilities (continued)

recognized a gain from the decrease in fair value primarily related to the time value of money change, of RMB16,401 and RMB87,849 (US$13,463), respectively. The Company determined the fair value of the Warrants with the assistance of an independent third-party valuation firm.

Exercise

        On February 19, 2020, 4,137,778 of the Tranche I Warrants were exercised for 4,137,778 Series F Preferred Shares at US$2.28 per share (Note 17).

        The remaining Tranche I Warrants and all of the Tranche II Warrants expired unexercised. There are no outstanding Warrants as of December 31, 2020.

10. Accrued expenses and other current liabilities

        Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Customer deposits(a)	1,147,336	1,066,261	163,412
Payroll and benefits payable	319,705	437,006	66,974
Customer advances(b)	194,752	237,670	36,424
Other deposits(c)	42,019	107,568	16,486
Others	60,178	130,728	20,035

	1,763,990	1,979,233	303,331

(a)
Comprises mainly of Shared Two-Wheeler security deposits from customers that can be withdrawn anytime.

(b)
Advances that can be withdrawn anytime or used for the Company's services.

(c)
Deposits paid by the Company's Service Providers that may be forfeited if they breach the agreement.

11. Income tax

Cayman Islands

        Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        HK Ridetech is incorporated in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, prior to April 1, 2018, HK Ridetech was subject to profits tax at a rate of 16.5%; and for periods subsequent to April 1, 2018, it is subject to profits tax at a rate of 8.25%. For the periods presented, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

11. Income tax (continued)

Hong Kong tax law, the subsidiary in Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

        The PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax Law (the "EIT Law"), which was effective since January 1, 2008. Dividends, interest, rent or royalties payable by the Company's PRC entities to non-PRC resident enterprises, and proceeds from any disposition of assets located in the PRC (after deducting the net value of such assets) shall be subject to 10% enterprise income tax, namely withholding tax, unless the respective non-PRC resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

        Loss before income taxes consists of:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
PRC	(2,218,136)	(1,534,767)	(1,212,097)	(185,762)
Non-PRC	1,245	20,933	69,488	10,650

	(2,216,891)	(1,513,834)	(1,142,609)	(175,112)

        The current and deferred component of income tax benefit are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current tax	—	231	361	56
Deferred tax	(9,375)	(9,375)	(9,375)	(1,437)

	(9,375)	(9,144)	(9,014)	(1,381)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

11. Income tax (continued)

        Reconciliation between the income taxes expense computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Loss before income tax	(2,216,891)	(1,513,834)	(1,142,609)	(175,112)
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	(554,223)	(378,458)	(285,652)	(43,778)
International rate differences	(393)	(5,332)	(17,944)	(2,750)
Non-taxable income	(158)	(186)	(1,110)	(170)
Non-deductible expenses	17,812	36,618	51,283	7,859
Research and development super-deduction	(12,780)	(57,187)	(71,588)	(10,971)
Statutory income	10,811	557	—	—
Change in valuation allowance	529,556	394,844	315,997	48,429

Income tax benefit	(9,375)	(9,144)	(9,014)	(1,381)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

11. Income tax (continued)

        The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Deferred tax assets
Customer advances	1,424	1,443	221
Allowance for doubtful accounts	4,516	2,489	381
Loss on doubtful accounts	1,469	12,194	1,869
Allowance for property and equipment	233,135	145,836	22,350
Loss on disposal and writeoff of property and equipment	67,661	168,540	25,830
Inventory provision	1,798	3,684	565
Advertising expenses	5,931	5,953	912
Changes in fair value of equity method investment	9,815	20,669	3,168
Payroll and benefits payable	38,258	48,334	7,408
Accrued expenses and other current liabilities	8,823	2,573	394
Depreciation of property and equipment	30,164	41,652	6,383
Accrued guarantee liabilities	—	3,237	496
Net operating loss carry forwards	670,245	921,772	141,268
Less: valuation allowance*	(994,689)	(1,310,686)	(200,871)

Total deferred tax assets, net	78,550	67,690	10,374

Deferred tax liabilities
Intangible assets arising from acquisition	105,894	85,659	13,128

Total deferred tax liabilities	105,894	85,659	13,128

Net deferred tax liabilities	(27,344)	(17,969)	(2,754)

*
Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities and projections for future taxable income over the periods in which the deferred tax assets are realizable, management recorded full valuation allowance against deferred tax assets of those subsidiaries and VIEs that were in a cumulative loss with no forecast profits in the foreseeable future, except for the portion that can be realized by matching reversals of deferred tax liabilities.

        The PRC entities were in an accumulated deficit position as of December 31, 2020. As of December 31, 2020, the Company has net operating losses of RMB1,133,595 (US$173,731) primarily from its PRC entities and Hong Kong. The tax losses in PRC can be carried forward for five years to offset future taxable profit. The tax losses of entities in the PRC will expire between 2022 to 2025, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

11. Income tax (continued)

Unrecognized tax benefit

        As of December 31, 2019 and 2020, the Company recorded unrecognized tax benefit of RMB9,764 and RMB9,764 (US$1,496), of which RMB9,764 and RMB9,764 (US$1,496), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this time. For the periods presented, unrecognized tax benefits of RMB nil (US$nil), if ultimately recognized, will impact the effective tax rate because the unrecognized tax benefits were offset by valuation allowance. The Company did not record any interest and penalties related to an uncertain tax position for the periods presented.

        A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Balance at beginning of the year	4,083	9,764	1,496
Additions	7,071	—	—
Decreases	(1,390)	—	—

Balance at end of the year	9,764	9,764	1,496

        In general, the tax authorities have three years to conduct examinations of the tax filings of the Company's PRC entities. Accordingly, the entities' tax years of 2017 through 2020 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

12. Loss per share

        The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented. The computation gives retroactive effect to the share splits that the Company has conducted so far.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(2,608,189)	(2,998,298)	(4,466,426)	(684,510)
Denominator:
Weighted average number of shares outstanding—basic and diluted	250,660,877	250,660,877	256,145,234	256,145,234

Loss per share—basic and diluted	(10.41)	(11.96)	(17.44)	(2.67)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

12. Loss per share (continued)

        For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. The effects of all outstanding warrants, options, restricted shares and Preferred Shares were also excluded from the computation of diluted loss per share as their effects would be anti-dilutive during the periods.

13. Unaudited pro forma loss per share

        The following table summarizes the unaudited pro forma loss per share attributable to ordinary shareholders:

	As of December 31,
	2020
	RMB (unaudited)	US$ (unaudited)
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(4,466,426)	(684,510)
Add: accretion to redemption value of Preferred Shares	3,332,831	510,779
Less: one-time share-based compensation expenses	(641,866)	(98,370)

Pro forma net loss—basic and diluted	(1,775,461)	(272,101)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	256,145,234	256,145,234
Add: the Exercise	71,675,171	71,675,171
Add: the Grant	35,994,402	35,994,402
Add: adjustment to reflect the redesignation of 17,154,480 Series C convertible redeemable preferred shares to ordinary shares, assumed effect of automatic conversion of all the Preferred Shares	1,351,042,547	1,351,042,547

Pro forma weighted average number of shares outstanding—basic and diluted	1,714,857,354	1,714,857,354

Pro forma loss per share attributable to ordinary shareholders—basic and diluted	(1.04)	(0.16)

        The effects of all outstanding Preferred Shares, options and restricted shares were excluded from the computation of diluted pro forma loss per share as their effects would be anti-dilutive during the periods presented.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

14. Related party balances and transactions

Related party	Relationship with the Company
Ant Group Co., Ltd and its affiliates ("Ant Group")	Principal shareholder of the Company
Youon Technology Co., Ltd. and its affiliates ("Youon Technology")	Principal shareholder of the Company through January 2019*
Shanghai Jingyao Network Technology Co., Ltd. and its affiliates ("Shanghai Jingyao")	Company controlled by the CEO
Autokey Inc. ("Autokey")	Company controlled by the CEO
Shanghai Bida Network Technology Co., Ltd. ("Bida")	Company that CEO has significant influence over
Shanghai Peijie Network Technology Co., Ltd. ("Peijie")	Company controlled by management of the Company through March 2019**
Ningde Zhixiang	Equity method investee
Li Kaizhu	Director and President of the Company

*
Upon closing of the Series E3 Preferred Shares financing in January 2019, Youon Technology's interest was diluted and it ceased to be a principal shareholder of the Company.

**
In March 2019, management disposed its equity interest in Peijie, and it ceased to be a related party.

        In addition to the related party information related to the Sale-leaseback (Note 3), contract liabilities (Note 7) and convertible loan (Note 8) disclosed elsewhere in these consolidated financial statements, the following are details of related party transactions for the periods presented.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

14. Related party balances and transactions (continued)

Related party transactions:

		For the year ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$
Purchase of goods and services
Ant Group	(a)	12,772	36,852	63,333	9,706
Bida	(d)	1,980	—	—	—
Peijie	(d)	1,324	541	—	—
Ningde Zhixiang	(b)	—	156,811	661,050	101,310

		16,076	194,204	724,383	111,016

Sales of goods and provision of services
Ant Group	(c)	494	—	14,342	2,198

		494	—	14,342	2,198

Interest expense
Ningde Zhixiang	(f)	—	16,068	21,463	3,289

		—	16,068	21,463	3,289

Others
Ant Group	(e)	22,787	23,324	4,493	689

		22,787	23,324	4,493	689

(a)
Ant Group:

(1)
Payment processing fees charged by Alipay.com Co. Ltd. (a wholly owned subsidiary of Ant Group), a payment service provider amounted to RMB12,750, RMB25,493 and RMB43,970(US$6,738) for the years ended December 31, 2018, 2019 and 2020, respectively;

(2)
Insurance services provided by an affiliate of Ant Group amounted to RMB22, RMB11,359 and RMB4,006(US$614) for the years ended December 31, 2018, 2019 and 2020, respectively;

(3)
Management services from various affiliates of Ant Group amounted to RMB15,357(US$2,354) for the year ended December 31, 2020.

(b)
Battery swapping and related service expenses.

(c)
Advertising services provided to Ant Group.

(d)
Rental expense for office buildings leased from Peijie and Bida.

(e)
Realized gains on short term investments purchased from an affiliate of Ant Group amounted to RMB 940 for the year ended December 31, 2018. Insurance fees contributed by Ant Group amounted to RMB21,847, RMB23,324 and RMB4,493(US$689) for the years ended December 31, 2018, 2019 and 2020, respectively.

(f)
Interest expense related to the capital lease obligation (Note 3).

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

14. Related party balances and transactions (continued)

Amounts due from related parties:

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
Ant Group	(a)	54,711	45,873	7,030
Ningde Zhixiang	(b)	275,467	77,402	11,863
Shanghai Jingyao	(c)	5,198	—	—
Autokey	(c)	2,904	—	—

		338,280	123,275	18,893

(a)
Primarily consist of receivables from Ant Group, a payment service provider.

(b)
Ningde Zhixiang:

(1)
In June 2019, the Company entered into a series of agreements with Ningde Zhixiang, in which the Company sold certain property and equipment to Ningde Zhixiang for a total consideration of RMB609,642 (Note 3). Ningde Zhixiang paid RMB339,165, and the remaining RMB270,527 was an outstanding receivable due as of December 31, 2019. In April 2020, the entire receivable was settled in cash.

(2)
Advances for working capital needs amounted to RMB4,940 and RMB77,402(US$11,863) as of December 31, 2019 and 2020. Ningde Zhixiang settles with the Company in cash on a monthly basis and there has been no overdue payment during the periods presented.

(c)
Advance for working capital needs that were fully settled as of December 31, 2020.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

14. Related party balances and transactions (continued)

Amounts due to related parties:

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
Current
Ningde Zhixiang guarantee liability	(a)	—	12,947	1,984
Ningde Zhixiang	(b)	305,365	189,723	29,076
Ant Group	(c)	4,328	5,015	769
Autokey Inc.	(d)	14,296	—	—
Shanghai Jingyao	(e)	34,608	6,578	1,008
Youon Technology	(e)	30,879	2,802	430
Li Kaizhu	(f)	10,294	—	—

Total		399,770	217,065	33,267

Non-current
Ningde Zhixiang	(b)	183,278	30,437	4,665

Total		183,278	30,437	4,665

(a)
In 2020, the Company guaranteed Ningde Zhixiang's commitments including a bank loan. The maximum potential amount of future payments by the Company under the guarantee amounted to RMB265,000 as of December 31, 2020. According to ASC 460, "Guarantees" ("ASC 460"), the Company initially recognized a guarantee liability for the guarantee at a total fair value of RMB10,751. The guarantee liability is subsequently measured at fair value. The fair value change of the guarantee amounted to RMB2,196 (US$337) for the year ended December 31, 2020, and was recorded in "Change in fair value of financial instruments" in the accompanying consolidated statements of comprehensive loss.

(b)
Ningde Zhixiang:

(1)
The current portion of the capital lease obligation amounted to RMB198,865 and RMB152,841(US$23,424), as of December 31, 2019 and 2020, respectively. The non-current portion of the capital lease obligation amounted to RMB183,278 and RMB30,437(US$4,665), as of December 31, 2019 and 2020, respectively (Note 3).

(2)
Amount due for battery swapping and related services amounted to RMB106,500 and RMB36,882(US$5,652) as of December 31, 2019 and 2020, respectively.

(c)
Ant Group:

(1)
Amount due for insurance fees amounted to RMB4,328 and RMB890 (US$136), as of December 31, 2019 and 2020, respectively;

(2)
Amount due for management services amounted to as RMB4,125(US$633) of December 31, 2020.

(d)
Working capital advances that that were repaid in full by the Company in 2020.

(e)
Advances for working capital and capital expenditure needs that were cash settled by the Company.

(f)
Working capital advances that were repaid in full by the Company in 2020.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

15. Share-based compensation

Options

2018 Stock Incentive Plan

        On November 30, 2018, the Board of Directors of the Company approved the 2018 Stock Incentive Plan (the "2018 Plan"). The maximum aggregate number of shares that are authorized to be issued under the 2018 Plan is 82,845,452. The 2018 Plan has a contractual term of ten years. These awards contain only service vesting conditions. 50% of the options granted will vest upon the second anniversary of the vesting commencement date, and 25% of the options granted will vest upon third and fourth anniversary of the vesting commencement date, respectively. The 2018 Plan replaced options granted under a previous plan on November 30, 2018 ("Modification Date") on a one for one basis. The terms and conditions of the options granted under the 2018 Plan and the previous plan were also the same. With the assistance of an independent third party valuation firm, the Company determined that there was no change in the fair value of options immediately before and after the Modification Date. Therefore, the Company did not recognize any incremental compensation costs related to such modification.

2020 Stock Incentive Plan

        On November 2, 2020 the Board of Directors of the Company approved the 2020 Stock Incentive Plan (the "2020 Plan"). The maximum aggregate number of shares that are authorized to be issued under the 2020 Plan is 115,171,229. The 2020 Plan has a contractual term of 10 years. These awards contain only service vesting conditions and have two vesting schedules, (i) 50% of the options granted will vest upon the second anniversary of the vesting commencement date, and 25% of the options granted will vest upon third and fourth anniversary of the vesting commencement date, respectively; or (ii) vest in four equal installments of 25% over a period of four years.

        The exercise price of the Company's options under both the 2018 and 2020 Plan is denominated in RMB. During the periods presented, all options were granted to employees of subsidiaries or consolidated VIEs located in the PRC. The functional and payroll currency of the employer and the employee is RMB. Based on the above, the Company's options are not considered "dual-indexed", which contain a condition that is not a market, performance, or service condition. Accordingly, liability classification is not required and the Company's awards are accounted for as equity awards.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

15. Share-based compensation (continued)

Options (continued)

Fair value of options

        The fair value of options was determined using the binomial option valuation model, with the assistance of an independent third party valuation firm. The binomial model requires the input of a few key assumptions. For expected volatility, the Company made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. "Employee Stock Option Exercises: An Empirical Analysis." Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The fair value of the ordinary shares underlying the options was also determined with the assistance of an independent third party valuation firm. The Company's management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

        The assumptions used to estimate the fair value of the share options granted during the periods presented are as follows:

	For the year ended December 31,
	2018	2019	2020
Risk-free interest rate (%)	3.40-3.65	3.17-3.42	2.90-3.20
Volatility (%)	49.00-49.59	42.99-46.08	50.23-50.32
Expected exercise multiple	2.5	2.5	2.5
Exercise price (RMB)	1.65	1.65	1.65
Fair value per ordinary share at valuation date (RMB)	4.61-5.56	5.53-7.28	8.04-10.34

        A summary of share option activity under the 2018 Plan is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		RMB	RMB	RMB	In years
Outstanding, December 31, 2019	82,695,065	1.15	3.82	506,769	8.02
Granted	1,439,101	1.65
Forfeited	11,167,371	1.64

Outstanding, December 31, 2020	72,966,795	1.09	3.77	675,100	6.97

Vested and expected to vest at December 31, 2020	72,966,795	1.09	3.77	675,100	6.97

Exercisable at December 31, 2020	37,481,348	0.62	2.73	364,374	6.67

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

15. Share-based compensation (continued)

Options (continued)

Fair value of options (continued)

        The aggregate intrinsic value in the table above represents the difference between the fair value of the Company's ordinary share as of December 31, 2020 and the option's respective exercise price. Total intrinsic value of options exercised for the periods presented was RMB nil (US$ nil) as no options were exercised.

        The total weighted average grant-date fair value of the share-based awards granted during the years ended December 31, 2018, 2019 and 2020 were RMB4.02, RMB4.98 and RMB6.66 (US$1.02) per option, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2018, 2019 and 2020 were RMB1,554, RMB25,758 and RMB45,680 (US$7,001), respectively.

        As of December 31, 2020, there was RMB61,442 (US$9,416) of total unrecognized employee share-based compensation expenses, related to these unvested awards, which are expected to be recognized over a weighted-average period of 1.81 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

        A summary of share option activity under the 2020 Plan is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		RMB	RMB	RMB	In years
Outstanding, December 31, 2019	—	—	—	—	—
Granted	20,024,949	1.65	—	—	—
Forfeited	—	—	—	—

Outstanding, December 31, 2020	20,024,949	1.65	8.90	174,069	8.43

Vested and expected to vest at December 31, 2020	20,024,949	1.65	8.90	174,069	8.43

Exercisable at December 31, 2020	5,901,944	1.65	8.91	51,303	7.76

        The aggregate intrinsic value in the table above represents the difference between the fair value of the Company's ordinary share as of December 31, 2020 and the option's respective exercise price. Total intrinsic value of options exercised for the periods presented was RMB nil (US$ nil) as no options were exercised.

        The total weighted average grant-date fair value of the share-based awards granted during the years ended December 31, 2020 was RMB8.90 (US$1.36) per option. The aggregate fair value of the share-based awards vested during the year ended December 31, 2020 was RMB52,599 (US$8,061).

        As of December 31, 2020, there was RMB76,642 (US$11,746) of total unrecognized employee share-based compensation expenses, related to these unvested awards, which are expected to be recognized over a weighted-average period of 2.43 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

15. Share-based compensation (continued)

Restricted Shares

        In November 2020, the Board of Directors of the Company approved a grant of 32,906,140 restricted ordinary shares (the "Restricted Shares") to the CEO. The requisite service period is the shorter of (a) the period from the grant date through July 1, 2022 or (b) the period from the grant date to the IPO date. Given that an IPO constitutes a condition that is not considered probable until the IPO completion date, the Company recognized share-based expenses over the period from the grant date through July 1, 2022. If the IPO is completed prior to July 1, 2022, the Company will record any unrecognized share-based expenses upon the completion of the IPO.

        In the event that the CEO voluntarily resigns or the Company terminates the CEO for cause as specified in the Restricted Share agreement, on or prior to July 1, 2022, the Company shall have the option to repurchase all or part of his Restricted Shares at a purchase price of US$0.00001 per share ("Repurchase Price"). The repurchase option shall be suspended upon the submission of an IPO application. In the event the Company's IPO has been terminated or suspended for any reason before July 1, 2022, then the repurchase option shall resume from the termination or suspension date through July 1, 2022. The Repurchase Price is equivalent to the par value of the Restricted Shares' underlying ordinary shares. Therefore, the repurchase option is equivalent to a forfeiture provision and liability classification is not required.

        A summary of Restricted Shares activity is as follows:

	Number of shares	Weighted average fair value
		RMB
Outstanding, December 31, 2019	—	—
Granted	32,906,140
Forfeited	—

Outstanding, December 31, 2020	32,906,140	10.34

Vested and expected to vest, December 31, 2020	32,906,140	10.34

        The weighted average grant-date fair value of restricted shares units granted during the year ended December 31, 2020 was RMB10.34 (US$1.58), which was derived from the fair value of the underlying ordinary shares. As of December 31, 2020, there was RMB306,603 (US$46,989) of total unrecognized employee share-based compensation expenses related to these unvested awards, which are expected to be recognized over a weighted-average period of 1.5 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

15. Share-based compensation (continued)

        The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenues	5,077	12,327	6,271	961
Selling and marketing expenses	202	2,043	1,987	305
General and administrative expenses	19,722	43,420	162,246	24,865
Research and development expenses	7,140	20,710	22,599	3,463

	32,141	78,500	193,103	29,594

16. Commitments and contingencies

(a)
Purchase commitments

        The Company's purchase commitments primarily relate to the purchase of two-wheelers. Total purchase commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB502,904 (US$77,073) as of December 31, 2020, which are all scheduled to be paid within one year.

(b)
Operating lease commitments

        The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2018, 2019 and 2020 were RMB63,020, RMB126,513 and RMB125,441 (US$19,225), respectively.

        Future minimum lease payments under non-cancelable operating leases agreements consist of the following as of December 31, 2020:

	RMB	US$
Year ending December 31:
2021	67,674	10,371
2022	6,146	942
2023 and thereafter	—	—

Total	73,820	11,313

        The Company's operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

16. Commitments and contingencies (continued)

(c)
Capital lease commitments

        Future minimum lease payments under non-cancelable leases agreements related to sale-lease back transaction (Note 3) consist of the following as of December 31, 2020:

	RMB	US$
Year ending December 31:
2021	160,343	24,574
2022	30,938	4,741
2023 and thereafter	—	—

Total	191,281	29,315

(d)
Contingencies

        From time to time, the Company is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Company is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Company's business, financial position or results of operations.

17. Convertible redeemable preferred shares

        On November 30, 2018, in conjunction with the Reorganization (Note 1), the Company issued the Series Seed, Series A, Series A1, Series A2, Series B, Series C, Series C+ and Series D preferred shares (collectively, the "Reorganization Preferred Shares") to existing preferred shareholders of Haluo Inclusive to replace their preferred share interests in Haluo Inclusive. As discussed in Note 1, the consolidated financial statements of the Company were prepared as if the corporate structure of the Company after the Reorganization had been in existence since the beginning of the earliest period presented. Therefore, the Reorganization Preferred Shares issued as part of Reorganization were also treated as if they had existed from the beginning of the earliest period presented (i.e. January 1, 2018).

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

17. Convertible redeemable preferred shares (continued)

        The following table provides key information for each series of the Reorganization Preferred Shares. Share and per share information is presented to give retroactive effect to the share splits that the Company has conducted so far.

Reorganization Preferred Shares	Fair value per share on the Reorganization Date	Number of shares
	US$
Redeemable Ordinary Shares(*)	0.97	2,125,044
Series Seed convertible redeemable preferred shares ("Series Seed Preferred Shares")	0.80	34,669,890
Series A convertible redeemable preferred shares ("Series A Preferred Shares")	0.80	95,139,865
Series A1 convertible redeemable preferred shares ("Series A1 Preferred Shares")	0.80	55,919,284
Series A2 convertible redeemable preferred shares ("Series A2 Preferred Shares")	0.79	8,107,623
Series B convertible redeemable preferred shares ("Series B Preferred Shares")	0.81	80,539,370
Series C convertible redeemable preferred shares ("Series C Preferred Shares")	0.98	196,738,218
Series C+ convertible redeemable preferred shares ("Series C+ Preferred Shares")	0.99	16,139,184
Series D convertible redeemable preferred shares ("Series D Preferred Shares")	1.26	357,504,894

*
Concurrent with the Reorganization, the Company issued ordinary shares with a preferential right ("Redeemable Ordinary Shares") to a shareholder to replace the shareholder's original ordinary share interests in Haluo Inclusive at the same ownership percentage, which entitles the shareholder to receive 120% of its original transfer consideration compared to other ordinary shareholders upon certain deemed liquidation events, which include: (i) a sale, transfer or exclusive licensing of any intellectual property to any third party that materially affects the continuation of the operations of the Company, or (ii) termination of certain contracts specified within the articles of the association. The Redeemable Ordinary Shares issued as part of Reorganization were treated as if they had existed from the beginning of the earliest period presented (i.e. January 1, 2018). The Redeemable Ordinary Shares were subsequently re-designated as Series E1 Preferred Shares on December 14, 2018. Therefore, there were no Redeemable Ordinary Shares outstanding as of December 31, 2018.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

17. Convertible redeemable preferred shares (continued)

        The following table provides key information for each series of preferred shares issued after the Reorganization. Share and per share information is presented to give retroactive effect to the share splits that the Company has conducted so far.

Preferred Shares	Issuance Date	Number of shares	Issue price per share	Cash consideration
			US$	US$
Series E1 convertible redeemable preferred shares ("Series E1 Preferred Shares")(a)	December 14, 2018	2,125,044	1.54	—
Series E2 convertible redeemable preferred shares ("Series E2 Preferred Shares")	December 14, 2018 and January 14, 2019	220,811,280	1.69	374,133
Series E3 convertible redeemable preferred shares ("Series E3 Preferred Shares")(b)	January 14, 2019	22,700,042	1.10	—
Series F convertible redeemable preferred shares("Series F Preferred Shares")(c)	December 5, 2019 February 19, 2020 and August 14, 2020	199,075,555	2.28	363,162

(a)
The Series E1 Preferred Shares were re-designated from Redeemable Ordinary Shares on December 14, 2018, with no cash proceeds to the Company. The fair value of the Series E1 Preferred Shares on the re-designated date is US$1.54.

(b)
The Series E3 Preferred Shares were re-designated from Series A Preferred Shares on January 14, 2019, with no cash proceeds to the Company. The fair value of the Series E3 Preferred Shares on the re-designated date is US$1.10.

(c)
Concurrent with the issuance of Series F Preferred Shares on December 5, 2019, the Company also issued the Warrants (Note 9) to two Series F Preferred Shareholders. On February 19, 2020, 4,137,778 Tranche I Warrants were exercised for 4,137,778 Series F Preferred Shares at an exercise price of $2.28 per share (Note 9). On August 14, 2020, the Convertible Loan was converted into 40,057,167 Series F Preferred Shares (Note 8).

        The Reorganization Preferred Shares and preferred shares issued after the Reorganization are collectively referred to as the "Preferred Shares". The following is a summary of the significant terms of the Preferred Shares:

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

17. Convertible redeemable preferred shares (continued)

Conversion rights

        Each holder of the Preferred Shares has the right, at each holder's sole discretion, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares.

        The initial conversion price is the stated issuance price for each series of Preferred Shares. The initial conversion ratio for each series of Preferred Shares is on a one for one basis and subject to adjustments in the event of share splits, reverse share splits, share dividends and distribution, or any capital reorganization or reclassification of the ordinary shares.

        The Preferred Shares are automatically converted into ordinary shares immediately upon the closing of an IPO. As of December 31, 2020, the conversion ratio was one Preferred Share convertible into one ordinary share.

Voting rights

        Each holder of the Preferred Shares has voting rights equivalent to the number of ordinary shares into which the Preferred Shares could then be converted. The holders of the Preferred Shares and ordinary shares should vote together as a single class, with respect to any matter upon which the holders of the ordinary shares have the right to vote.

Dividend rights

        The holders of the Preferred Shares are entitled to receive dividends at the same rate as for the holders of the ordinary shares on an as-converted basis when, as, and if declared by the Board of Directors. No dividend may be declared or paid on any other class or series of shares unless and until a dividend in the like amount is first paid in full on the Preferred Shares on an as-converted basis. No dividends were declared during the periods presented.

Liquidation Preference

        In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any deemed liquidation events as defined in the Company's articles of association (the "Liquidation Event") the assets of the Company available for distribution shall be made as follows:

        120% of the issue price of Series F Preferred Share should be first distributed in respect of each Series F Preferred Share to the holders of Series F Preferred Shares. If insufficient assets or funds are available for a distribution among the holders of Series F Preferred Shares, then the entire assets and funds of the Company legally available for distribution to such holders should be distributed ratably among the holders of Series F Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

17. Convertible redeemable preferred shares (continued)

Liquidation Preference (continued)

        If there are any assets or funds remaining after holders of Series F Preferred Shares have been distributed or paid in full preferential amount, then 120% of the issue price of Series E1 Preferred Shares, 120% of the issue price of Series E2 Preferred Shares, and 120% of the issue price of Series E3 Preferred Shares should be distributed in respect of each Series E1, Series E2 and Series E3 Preferred Share to the respective holders thereof. If insufficient assets or funds are available for a distribution among the holders of Series E1, Series E2 and Series E3 Preferred Shares, then the entire assets and funds of the Company legally available for distribution to such holders shall be distributed ratably among the holders of such Series E1, Series E2 and Series E3 Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

        If there are any assets or funds remaining after holders the Series E1, Series E2 and Series E3 Preferred Shares have been distributed or paid in full preferential amount, then 120% of the issue price of Series D Preferred Shares should be distributed in respect of each Series D Preferred Share to the holders thereof. If insufficient assets or funds are available for a distribution among the holders of Series D Preferred Shares, then the entire assets and funds of the Company legally available for distribution to such holders should be distributed ratably among the holders of Series D Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

        If there are any assets or funds remaining after the holders the Series D Preferred Shares has been distributed or paid in full preferential amount, then 120% of the issue price of Series C+ Preferred Shares should be distributed in respect of each Series C+ Preferred Share to the holders thereof. If insufficient assets or funds are available for a distribution among the holders of Series C+ Preferred Shares, then the entire assets and funds of the Company legally available for distribution to such holders should be distributed ratably among the holders of Series C+ Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

        If there are any assets or funds remaining after the holders the Series C+ Preferred Shares has been distributed or paid in full preferential amount, then 120% of the issue price of Series C Preferred Shares should be distributed in respect of each Series C Preferred Share to the holders thereof. If insufficient assets or funds are available for a distribution among the holders of Series C Preferred Shares, then the entire assets and funds of the Company legally available for distribution to such holders should be distributed ratably among the holders of Series C Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

        If there are any assets or funds remaining after the holders the Series C Preferred Shares have been distributed or paid in full preferential amount, then 120% of the issue price of Series B Preferred Shares should be distributed in respect of each Series B Preferred Share to the holders thereof. If insufficient assets or funds are available for a distribution among the holders of Series B Preferred Shares, then the entire assets and funds of the Company legally available for distribution to such holders should be distributed ratably among the holders of Series B Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

17. Convertible redeemable preferred shares (continued)

Liquidation Preference (continued)

        If there are any assets or funds remaining after the holders the Series B Preferred Shares have been distributed or paid in full preferential amount, then 120% of the issue price of Series A1 Preferred Shares and 120% of the issue price of Series A2 Preferred Shares should be distributed in respect of each Series A1 and Series A2 Preferred Share to the holders thereof. If insufficient assets or funds are available for a distribution among the holders of Series A1 and Series A2 Preferred Shares, then the entire assets and funds of the Company legally available for distribution to such holders should be distributed ratably among the holders of Series A1 and Series A2 Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

        If there are any assets or funds remaining after the holders of the Series A1 and Series A2 Preferred Shares have been distributed or paid in full preferential amount, then 120% of the issue price of Series A Preferred Shares should be distributed in respect of each Series A Preferred Share to the holders thereof. If insufficient assets or funds are available for a distribution among the holders of Series A Preferred Shares, then the entire assets and funds of the Company legally available for distribution to such holders should be distributed ratably among the holders of Series A Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

        If there are any assets or funds remaining after the holders of the Series A Preferred Shares have been distributed or paid in full preferential amount, then 120% of the issue price of Series Seed Preferred Shares should be distributed in respect of each Series Seed Preferred Share to the holders thereof. If insufficient assets or funds are available for a distribution among the holders of Series Seed Preferred Shares, then the entire assets and funds of the Company legally available for distribution to such holders should be distributed ratably among the holders of Series Seed Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

        After setting aside or paying in full preferential amount of all holders of the Preferred Shares, the remaining assets of the Company available for distribution to the shareholders, if any, should be distributed to all holders of Ordinary Shares and Preferred Shares on a pro rata basis, based on the number of ordinary shares then held by each holder on an as-converted basis. The liquidation preference amount was US$1,794,893 as of December 31, 2020.

Redemption right

        The Preferred Shares are subject to redemption by the Company at the option of the holders if: (i) the Company fails to complete an IPO before December 1, 2024; or (ii) there is a material breach or non-performance of any provisions by the Company, any founder, or founder's related companies (as defined in the articles of association) under the relevant agreements that will have a material adverse effect to the Company or any holder of the Preferred Shares; provided, that the event specified in clause (ii) is confirmed by (a) Antfin (Hong Kong) Holding Limited (a wholly owned subsidiary of Ant Group) or (b) one or more holders of 15% of the then issued and outstanding ordinary shares (on an as-if converted basis), or (c) All-Stars PEIISP I Limited and All-Stars PESP IX Limited.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

17. Convertible redeemable preferred shares (continued)

Redemption right (continued)

        The price at which each Preferred Share should be redeemed will be the greater of: (1) the fair value of the Preferred Share upon redemption; or (2) an amount equal to the sum of the issue price of the respective Preferred Shares, and (i) with respect to the Series F Preferred Shares, 10% on its issue price calculated on an annual simple basis from the date of actual investment of the holder of such Series F Preferred Shares into the Company; (ii) with respect to Series E3 Preferred Shares, 8% on its issue price calculated on an annual simple basis the date of first issuance of the Series E3 Preferred Shares; (iii) with respect to Series E2 Preferred Shares, 12% on their issue price calculated on an annual compound basis from the closing of such Series E2 Preferred Shares;(iv) with respect to Series E1 Preferred Shares, 8% on their issuance price calculated on an annual simple basis from the date of payment of the equity transfer price; and (v) with respect to the Preferred Shares other than Series F Preferred Shares, Series E3 Preferred Shares, Series E2 Preferred Shares and Series E1 Preferred Shares, 8% on such issue price calculated on an annual simple basis from the date of the respective actual capital contribution. During the periods presented, the (1) fair value of each series of Preferred Shares was greater than the amount calculated in (2).

Registration rights

        All the Preferred Shareholders have the following registration rights:

(a)
Demand Registration Rights

Registration Other Than on Form F-3

        At any time after the earlier of (i) December 1, 2024 or (ii) six months after the closing of the IPO, holders holding 15% or more of the outstanding registrable securities held by all holders may make a written request to the Company to register, and the Company shall use its best efforts to register, under the Securities Act the number of registrable securities specified in such requests, provided, however, that the Company shall not be obligated to effect more than three registrations.

Registration on Form F-3

        At any time following the consummation of an IPO, after the Company becomes eligible to use Form F-3 in connection with a public offering of its securities, holders may make a written request to the Company to register, and the Company shall use its commercially reasonable efforts to register, under the Securities Act on Form F-3 the number of registrable securities specified in such request. However, the Company shall not be required to effect more than two registrations within any 12-month period.

(b)
Piggyback Registration Rights

        If the Company proposes to register equity securities for its own account, or for the account of any holder of equity securities, other than a holder of the registrable securities, in connection with a public offering, the Company should use its best efforts to register the registrable securities requested by the holders to be registered.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

17. Convertible redeemable preferred shares (continued)

Registration on Form F-3 (continued)

        The Company is required to use its best efforts to affect the registration if requested by the Preferred Shareholders, but the provisions of the registration rights do not stipulate the consequences of non-performance if the Company made its best efforts to effect registration nor any requirement to pay any monetary or non-monetary consideration for non-performance. The registration rights shall terminate on the earlier of (i) the fifth anniversary of the closing of the IPO, (ii) with respect to any security holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any 90 day period; and (iii) the date of occurrence of a Liquidation Event.

Accounting for Preferred Shares

        The Company classified the Preferred Shares as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Company.

        The Preferred Shareholders have the ability to convert the instrument into the Company's ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features ("BCF"). The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options of all the Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

        BCF exists when the conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the respective series of Preferred Shares in the Company's case. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. The resulting discount, if any, to the Preferred Shares is immediately amortized in full as a deemed dividend because the earliest conversion date is the issuance date. On the respective commitment dates, the most favorable conversion price used to measure the beneficial conversion feature of the Preferred Shares was higher than the fair value per ordinary share and therefore, no bifurcation of beneficial conversion feature was recognized. The Company determined the fair value of the ordinary shares with the assistance of an independent third-party valuation firm. The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurs. No contingent BCF has been recognized for the periods presented.

        The Company concluded that the Preferred Shares are not redeemable currently, but it is probable that the Preferred Shares will become redeemable. The Company elected to recognize changes in the redemption value immediately as they occur and adjusted the carrying amount of the respective Preferred Shares to equal the redemption value at the end of each reporting period. An accretion charge of RMB392,514, RMB 1,417,627 and RMB3,332,831 (US$510,779) was recorded as an increase to the net loss attributable to ordinary shareholders for the years ended December 31, 2018, 2019 and 2020, respectively.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

17. Convertible redeemable preferred shares (continued)

Extinguishment of Certain Series A Preferred Shares

        On the issuance date of the Series E3 Preferred Shares, 22,700,042 Series A Preferred Shares were re-designated as Series E3 Preferred Shares. With the assistance of an independent third-party valuation firm, the Company determined that the change in fair value of the Series A Preferred Shares immediately before the amendment and the fair value of the Series E3 Preferred Shares upon issuance exceeded 10% and was therefore accounted for as an extinguishment. As a result, the Company derecognized the original Series A Preferred Shares and recognized the new Series E3 Preferred Shares issuance based on its fair value as of January 14, 2019. The difference between the fair value of the new Series E3 Preferred Shares issuance and the carrying value of the original Series A Preferred Shares was RMB75,981. This amount was recognized as a deemed dividend to a Preferred Shareholder and was recorded as an increase to the net loss attributable to ordinary shareholders in the statement of comprehensive loss. The Company reassessed that there was no BCF upon the extinguishment because the fair value per ordinary share at the extinguishment date was less than the most favorable conversion price.

Accounting for Redeemable Ordinary Shares

        The Redeemable Ordinary Shares are classified mezzanine equity as they may be redeemed upon the occurrence of a conditional event (i.e. the liquidation events above). The Redeemable Ordinary Shareholders have a liquidation preference and will not receive the same form of consideration upon the occurrence of the conditional event as the ordinary shareholders would.

        The Redeemable ordinary shares were subsequently re-designated as Series E1 Preferred Shares on December 14, 2018. With the assistance of an independent third-party valuation firm, the Company determined that the change in fair value of the Redeemable ordinary shares immediately before the amendment and the fair value of the Series E1 Preferred Shares upon issuance exceeded 10% and was therefore accounted for as an extinguishment. As a result, the Company derecognized the original Redeemable ordinary shares and recognized the new Series E1 Preferred Shares issuance based on its fair value as of December 14, 2018. The difference between the fair value of the new Series E1 Preferred Shares issuance and the carrying value of the original Redeemable Ordinary Shares was RMB8,159. This amount was recognized as a deemed dividend to a Preferred Shareholder and was recorded as an increase to the net loss attributable to ordinary shareholders in the statement of comprehensive loss. The Company reassessed that there was no BCF upon the extinguishment because the fair value per ordinary share at the extinguishment date was less than the most favorable conversion price of the new Series E1 Preferred Shares.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

17. Convertible redeemable preferred shares (continued)

        The movement in the carrying value of the Preferred Shares is as follows:

	Series Seed		Series A		Series A1		Series A2		Series B		Series C		Series C+		Series D		Series E1		Series E2		Series E3		Series F
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balances of December 31, 2018	34,669,890	201,182	95,139,864	554,282	55,919,284	325,863	8,107,623	46,520	80,539,370	474,525	196,738,218	1,256,531	16,139,184	113,564	357,504,894	3,278,444	2,125,044	22,816	176,546,653	1,424,323	—	—	—	—
Issuance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	44,264,627	1,161,529	—	—	91,953,861	1,353,358
Re-designation	—	—	(22,700,042)	(133,794)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22,700,042	133,794	—	—
Accretion to redemption value	—	52,598	—	111,566	—	84,909	—	12,249	—	122,669	—	303,525	—	22,306	—	243,045	—	2,214	—	305,584	—	26,948	—	130,014
Deemed dividend- Extinguishment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	75,981	—	—

Balances of December 31, 2019	34,669,890	253,780	72,439,822	532,054	55,919,284	410,772	8,107,623	58,769	80,539,370	597,194	196,738,218	1,560,056	16,139,184	135,870	357,504,894	3,521,489	2,125,044	25,030	220,811,280	2,891,436	22,700,042	236,723	91,953,861	1,483,372

Issuance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	107,121,694	1,658,358
Accretion to redemption value	—	129,837	—	271,123	—	209,271	—	30,406	—	300,878	—	722,040		57,895	—	771,796	—	5,085	—	402,362	—	59,960	—	372,178

Balances of December 31, 2020	34,669,890	383,617	72,439,822	803,177	55,919,284	620,043	8,107,623	89,175	80,539,370	898,072	196,738,218	2,282,096	16,139,184	193,765	357,504,894	4,293,285	2,125,044	30,115	220,811,280	3,293,798	22,700,042	296,683	199,075,555	3,513,908

Balances of December 31, 2020 (US$)		58,792		123,092		95,026		13,667		137,636		349,747		29,696		657,975		4,615		504,797		45,469		538,530

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

18. Segment reporting

        The Company operates its business as three operating and reportable segments: (1) Shared Two-Wheeler, (2) Carpooling and (3) Others. The Company's operating performance measures are revenues, cost of revenues and gross loss or profit. The CODM assesses the performance of the operating segments based on the measures of revenues, costs and gross loss or profit. Other than the information provided below, the CODM does not use any other measures by segments. The CODM currently does not use assets information to allocate resources to or evaluate the performance of the operating segments. As the Company's long-lived assets are located in the PRC and the Company's revenues are derived from the PRC, no geographical information is presented. The table below provides a summary of the Company's operating segment results for the periods presented. Share-based compensation expenses are not allocated to individual segments.

For the year ended December 31, 2018

	Shared Two-Wheeler	Carpooling	Others	Total
	RMB	RMB	RMB	RMB
Revenue	2,113,672	—	—	2,113,672
Cost of revenues	(3,256,126)	—	—	(3,256,126)

Gross loss	(1,142,454)	—	—	(1,142,454)

Reconciliation
Unallocated expenses:
Share-based compensation				(5,077)

Gross loss reported in the consolidated statement of comprehensive loss				(1,147,531)

For the year ended December 31, 2019

	Shared Two-Wheeler	Carpooling	Others	Total
	RMB	RMB	RMB	RMB
Revenue	4,544,326	200,174	78,821	4,823,321
Cost of revenues	(4,252,738)	(59,098)	(80,561)	(4,392,397)

Gross profit	291,588	141,076	(1,740)	430,924

Reconciliation
Unallocated expenses:
Share-based compensation				(12,327)

Gross profit reported in the consolidated statement of comprehensive loss				418,597

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

18. Segment reporting (continued)

For the year ended December 31, 2020

	Shared Two-Wheeler	Carpooling	Others	Total	Total
	RMB	RMB	RMB	RMB	US$
Revenue	5,502,586	462,948	78,823	6,044,357	926,339
Cost of revenues	(5,135,368)	(86,316)	(101,466)	(5,323,150)	(815,809)

Gross profit	367,218	376,632	(22,643)	721,207	110,530

Reconciliation
Unallocated expenses:
Share-based compensation				(6,271)	(961)

Gross profit reported in the consolidated statement of comprehensive loss				714,936	109,569

19. Restricted net assets

        The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's PRC subsidiaries.

        In accordance with the Company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise's PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. In addition, the registered capital of a PRC enterprise is also restricted. The Company's PRC subsidiaries were established as domestic invested enterprises and therefore are subject to the above mentioned restrictions on distributable profits.

        No appropriations were made to statutory reserves during all periods presented due to losses in the Company's PRC subsidiaries and the VIEs.

        Amounts restricted that include paid-in capital and statutory reserve funds, amounted to RMB 1,264,652 (US$ 193,816) as of December 31, 2020. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements are disclosed in Note 21.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

20. Subsequent events

        On February 8, 2021 the Company changed its name from HB Technologies Corporation to Hello Inc. effective immediately.

        In February 2021, the Company's subsidiaries (the "Subsidiaries") were named as defendants in a patent lawsuit in which the plaintiff claimed that the Subsidiaries' dockless bike sharing operating system falls within the scope of protection of its patent. The plaintiff demanded amongst others, that the Subsidiaries cease the alleged infringement and pay damages in an amount of RMB40,500(US$6,207).

        In March 2020, the Company's subsidiary was named as a defendant in a trademark lawsuit. The plaintiff alleged that the logo for ride-hailing and carpooling marketplace is similar to certain trademarks previously registered by the plaintiff. The plaintiff demanded, amongst others, that the Company's subsidiary ceases the alleged infringement and pays damages in an amount of RMB1,500 (US$230).

        Management believes that the plaintiffs' claims above are without merit and intends to defend vigorously. At this early stage, management cannot predict the outcome of both the above claims, whether in whole or in part, may result in a loss, if any. Therefore, in the opinion of the Company's legal counsel, an estimate of the amount or range of reasonably possible losses cannot be made at this time.

        As disclosed in Note 1, on March 8, 2021, the Company effected a share split in which the Company's then issued and outstanding ordinary shares and convertible redeemable preferred shares were split on a 1-to-1.214 basis. Concurrent with the share split, a shareholder of the Company transferred 8,748,784 ordinary shares, and another shareholder of the Company transferred 17,154,480 ordinary shares, which were re-designated from Series C Preferred Shares to the CEO (the "Share Grant"). The Company will record a one-time share-based compensation expense amounting to RMB335,263(US$51,381) in March 2021 related to the Share Grant.

        On March 31, 2021, the Company granted 27,640,495 share options to certain of its employees under the 2018 and 2020 Stock Incentive Plan. The current estimated total fair value of these options granted amounted to approximately RMB119,927 (US$18,380), which will be recognized over the requisite service period.

        As disclosed in Note 2, on March 31 and April 28, 2021, the Company issued 28,352,367 and 55,919,958 Series G convertible redeemable preferred shares amounting to an aggregate cash of US$79,333 (equivalent to RMB517,639) and US$160,339 (equivalent to RMB1,046,196), respectively.

        On April 23, 2021, the Company's shareholders and Board of Directors approved to redesignate the Company's authorized number of 5,000,000,000 ordinary shares to (i) 4,781,330,814 Class A ordinary shares with a par value of US$0.00001 per share, (ii) 208,669,186 Class B ordinary shares with a par value of US$0.00001 per share, and (iii) 10,000,000 undesignated ordinary shares with a par value of US$0.00001, respectively, which will become effective immediately prior to the completion of the Company's IPO.

        On April 30, 2021, the Company granted 35,994,402 ordinary shares at par to the CEO (the "CEO Award"). The Company has an option to repurchase all or part of his granted shares at par value in

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

20. Subsequent events (continued)

the event of the termination of the CEO's employment prior to reaching a specific level of total market capitalization of the Company. The repurchase option is equivalent to a forfeiture provision and liability classification is not required because the repurchase price is equivalent to the par value of the ordinary shares. The total fair value of the CEO Award granted will be recognized over the requisite service period. The Company is in the process of performing the valuation of the CEO Award.

        On April 30, 2021, the exercise prices of 30,552,344 unvested share options of certain employees were revised to the par value of the underlying ordinary shares, and these modified awards were early exercised. Upon modification, the Company issued 30,552,344 ordinary shares at par value (including 5,901,942 ordinary shares to the CEO). The Company has an option to repurchase all or part of the issued shares at par value in the event of the termination of employment relationships prior to the completion of the original awards' requisite service period. The early exercise was not considered substantive for accounting purposes in accordance with ASC 718-10-55-31. The repurchase price is equivalent to the par value of the ordinary shares. Therefore, the repurchase option is equivalent to a forfeiture provision and liability classification is not required. The Company is in the process of performing a valuation to determine the incremental share-based compensation expense related to the unvested awards, which will be recognized over the remaining requisite service period. Vested options were not modified and therefore, there was no related incremental share-based compensation expense.

21. Condensed financial information of the parent company

        The following is the condensed financial information of the Company on a parent company only basis.

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

21. Condensed financial information of the parent company (continued)

Condensed balance sheets

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	193,415	243,839	37,370
Restricted cash	1,050,456	—	—
Prepayments and other current assets	7,106	—	—

Total current assets	1,250,977	243,839	37,370

Non-current assets:
Investments in subsidiaries and VIEs	3,827,708	5,368,899	822,822

Total non-current assets	3,827,708	5,368,899	822,822

TOTAL ASSETS	5,078,685	5,612,738	860,192

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	20,678	20,503	3,148
Warrant liabilities	92,122	—	—
Amounts due to related parties	14,251	—	—

Total current liabilities	127,051	20,503	3,148

Total liabilities	127,051	20,503	3,148

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

21. Condensed financial information of the parent company (continued)

Condensed balance sheets (continued)

	As of December 31,
	2019	2020
	RMB	RMB	US$
MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Commitments and contingencies
Mezzanine equity
Convertible preferred shares
Series Seed preferred shares (US$0.00001 par value; 34,669,890 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	253,780	383,617	58,792
Series A preferred shares (US$0.00001 par value; 72,439,822 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	532,054	803,177	123,092
Series A1 preferred shares (US$0.00001 par value; 55,919,284 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	410,772	620,043	95,026
Series A2 preferred shares (US$0.00001 par value; 8,107,623 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	58,769	89,175	13,667
Series B preferred shares (US$0.00001 par value; 80,539,370 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	597,194	898,072	137,636
Series C preferred shares (US$0.00001 par value; 196,738,218 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	1,560,056	2,282,096	349,747
Series C+ preferred shares (US$0.00001 par value; 16,139,184 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	135,870	193,765	29,696
Series D preferred shares (US$0.00001 par value; 357,504,894 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	3,521,489	4,293,285	657,975
Series E1 preferred shares (US$0.00001 par value; 2,125,044 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	25,030	30,115	4,615
Series E2 preferred shares (US$0.00001 par value; 220,811,280 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	2,891,436	3,293,798	504,797
Series E3 preferred shares (US$0.00001 par value; 22,700,042 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	236,723	296,683	45,469
Series F preferred shares (US$0.00001 par value; 168,582,046 shares authorized and issued, 91,954,128 shares outstanding as of December 31, 2019, 199,075,555 shares authorized, issued and outstanding as of December 31, 2020, respectively)	1,483,372	3,513,908	538,530

Total mezzanine equity	11,706,545	16,697,734	2,559,042

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

21. Condensed financial information of the parent company (continued)

Condensed balance sheets (continued)

	As of December 31,
	2019	2020
	RMB	RMB	US$
Shareholders' deficit:
Ordinary shares (US$0.00001 par value; 3,956,902,281 shares authorized, 250,660,877 and 283,567,017 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	15	15	2
Additional paid-in capital	—	—	—
Accumulated other comprehensive loss	(420)	(82,178)	(12,594)
Accumulated deficit	(6,754,506)	(11,023,336)	(1,689,406)

Total shareholders' deficit	(6,754,911)	(11,105,499)	(1,701,998)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT	5,078,685	5,612,738	860,192

Condensed statements of comprehensive loss

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Share-based compensation expense	(32,141)	(78,500)	(193,103)	(29,594)
Share of loss in subsidiaries and VIEs	(2,176,622)	(1,447,025)	(1,024,326)	(156,985)
General and administrative expenses	(4)	(2,574)	(4,090)	(627)
Interest and investment gain, net	12	7,208	5,113	784
Foreign exchange gain (loss)	1,238	(199)	(5,037)	(772)
Changes in fair value of financial instruments	—	16,401	87,849	13,463

Loss before income taxes	(2,207,517)	(1,504,689)	(1,133,594)	(173,731)
Income tax expense	—	—	—	—

Loss and comprehensive loss	(2,207,517)	(1,504,689)	(1,133,594)	(173,731)

Hello Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

21. Condensed financial information of the parent company (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	16	(22,181)	(9,123)	(1,398)
Net cash used in investing activities	(1,378,410)	(1,436,662)	(2,628,748)	(402,873)
Net cash provided by financing activities	1,393,378	2,684,751	1,658,878	254,234
Net increase/(decrease) in cash, cash equivalents and restricted cash	14,984	1,225,908	(978,993)	(150,037)
Cash, cash equivalents and restricted cash at beginning of the year	—	16,484	1,243,871	190,632
Effect of exchange rate changes	1,500	1,479	(21,039)	(3,225)

Cash, cash equivalents and restricted cash at end of the year	16,484	1,243,871	243,839	37,370

Basis of presentation

        Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs.

        The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as "Investment in subsidiaries and VIEs" and their respective profit or loss as "Share of loss in subsidiaries and VIEs" on the condensed statements of comprehensive loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

        The subsidiaries did not pay any dividends to the Company for the periods presented. The Company does not have significant commitments or long-term obligations as of the period end. The parent company's condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        Cayman Islands law does not limit the extent to which a company's articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant's articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

        Under the form of indemnification agreements to be filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

        During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. None of these transactions involved any underwriters' underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. As we effected a share split on October 8, 2018, in which each one of the previously authorized ordinary shares was split into 10,000 ordinary shares, and we effected a further share split on December 15, 2020, in which each one of the previously authorized ordinary shares and preferred shares was split into 10 ordinary shares and preferred shares, respectively, the following share numbers have given effect to such share splits.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration	Underwriting Discount and Commission
Ordinary Shares
Daniu Limited	July 4, 2018	3,823,000,000 ordinary shares(1)	past and future service to us	n/a
Askey Limited	July 4, 2018	485,000,000 ordinary shares(1)	past and future service to us	n/a
Zigbbit Limited	July 4, 2018	381,500,000 ordianry shares(1)	past and future service to us	n/a
Loftyview Technology Limited	July 4, 2018	310,500,000 ordinary shares(1)	past and future service to us	n/a
YOUON (Cayman) Investment Co., Ltd.	November 30, 2018	4,662,180 ordinary shares	US$46.6218	n/a

Purchaser	Date of Issuance	Title and Number of Securities	Consideration	Underwriting Discount and Commission
Bitauto Hong Kong Limited	November 30, 2018	364,390 ordinary shares	US$3.6439	n/a
Antfin (Hong Kong) Holding Limited	November 30, 2018	81,580 ordinary shares(2)	US$0.8158	n/a
GOLD GUARD INVESTEMENTS LIMITED	November 2, 2020	1,263,260 ordinary shares	past and future service to us	n/a
YOUON (Cayman) Investment Co., Ltd.	December 15, 2020	95,337,909 ordianry shares	US$953.3791	n/a
Bitauto Hong Kong Limited	December 15, 2020	7,451,488 ordianry shares	US$ equivablent of RMB3,000,459(6)	n/a
GOLD GUARD INVESTEMENTS LIMITED	December 15, 2020	97,698,770 ordianry shares	US$976.9877	n/a
Rainbow Reach Investments Limited	December 15, 2020	9,117,895 ordianry shares	US$91.1790	n/a
Vast Heaven Limited	December 15, 2020	7,168,880 ordianry shares	US$71.6888	n/a
Heaven Stand Limited	December 15, 2020	5,836,819 ordianry shares	US$58.3682	n/a
GOLD GUARD INVESTMENTS LIMITED	March 8, 2021	47,877,381 ordinary shares	US$478.77381	n/a
Rainbow Reach Investments Limited	March 8, 2021	2,050,770 ordinary shares	US$20.5077	n/a
Vast Heaven Limited	March 8, 2021	1,612,403 ordinary shares	US$16.12403	n/a
Heaven Stand Limited	March 8, 2021	1,312,800 ordinary shares	US$13.128	n/a
YOUON (Cayman) Investment Co.,Ltd.	March 8, 2021	12,694,337 ordinary shares	US$126.94337	n/a
Bitauto Hong Kong Limited	March 8, 2021	1,675,967 ordinary shares	US$16.75967	n/a
GOLD GUARD INVESTMENTS LIMITED	March 31, 2021	5,901,944 ordinary shares	RMB9,719,675.5	n/a
Vast Heaven Limited	March 31, 2021	2,555,662 ordinary shares	RMB4,398,192.08	n/a
Heaven Stand Limited	March 31, 2021	5,383,138 ordinary shares	RMB398,890.53	n/a
Flyover One Limited	March 31, 2021	12,464,984 ordinary shares	RMB276,101,639.3	n/a
Flyover Two Limited	March 31, 2021	2,935,258 ordinary shares	RMB97,402,486.07	n/a
Flyover Three Limited	March 31, 2021	2,889,118 ordinary shares	RMB104,150,970.43	n/a
GOLD GUARD INVESTMENTS LIMITED	April 30, 2021	41,896,344 ordinary shares	US$418.96344	n/a
Heaven Stand Limited	April 30, 2021	16,453,017 ordinary shares	US$164.53017	n/a
GRACEFUL RETURNS LIMITED	April 30, 2021	17,190,108 ordinary shares	RMB13,290,101.45	n/a
Preferred Shares
Grains Valley Venture Capital	November 30, 2018	1,264,640 Series Seed convertible redeemable preferred shares, 315,430 Series A convertible redeemable preferred shares, 664,010 Series A1 convertible redeemable preferred shares	US$10.6102	n/a
Joy Global Investment Management Limited	November 30, 2018	1,660,180 Series A convertible redeemable preferred shares(3)	US$16.6018	n/a

Purchaser	Date of Issuance	Title and Number of Securities	Consideration	Underwriting Discount and Commission
GGV (Hellobike) Limited	November 30, 2018

996,110 Series A convertible redeemable preferred shares, 1,411,010 Series A1 convertible redeemable preferred shares, 311,250 Series A2 convertible redeemable preferred shares, 1,026,360 Series D convertible redeemable preferred shares

			US$37.4473	n/a
BAI GmbH	November 30, 2018	332,040 Series A convertible redeemable preferred shares(3)	US$3.3204	n/a
Chengwei Capital HK Limited	November 30, 2018	2,194,290 Series B convertible redeemable preferred shares, 146,620 Series D convertible redeemable preferred shares	US$23.4091	n/a
Weltmeister Smart Travel Technology (Shanghai) Co., Ltd.	November 30, 2018	567,800 Series B convertible redeemable preferred shares, 146,220 Series D convertible redeemable preferred shares	US$7.1402	n/a
Javis Auto Inc.	November 30, 2018	329,800 Series B convertible redeemable preferred shares	US$3.2980	n/a
Antfin (Hong Kong) Holding Limited	November 30, 2018	3,729,740 Series C convertible redeemable preferred shares, 8,797,380 Series D convertible redeemable preferred shares	US$125.2712	n/a
Shenzhen Capital Group CO., LTD.	November 30, 2018	932,440 Series C convertible redeemable preferred shares	US$9.3244	n/a
LiYang Hongtu New Economic Venture Investment LP.	November 30, 2018	186,490 Series C convertible redeemable preferred shares	US$1.8649	n/a
Changzhou Hongturencai Investment LP.	November 30, 2018	466,220 Series C convertible redeemable preferred shares	US$4.6622	n/a
Shanghai Jinshanhongtu Venture Investment LP.	November 30, 2018	279,730 Series C convertible redeemable preferred shares	US$2.7973	n/a
Changzhou Tianrong Investment Center (LP)	November 30, 2018	932,440 Series C convertible redeemable preferred shares	US$9.3244	n/a
Changzhou Hetai Investment Co., Ltd.	November 30, 2018	466,220 Series C convertible redeemable preferred shares	US$4.6622	n/a
Changzhou JiaHeda Venture Capital Co., Ltd.	November 30, 2018	372,980 Series C convertible redeemable preferred shares	US$3.7298	n/a
Shenzhen Yijiashun Electronics Co., Ltd.	November 30, 2018	93,240 Series C convertible redeemable preferred shares	US$0.9324	n/a
DIVINE LAND INTERNATIONAL INVESTMENT LIMITED	November 30, 2018	93,240 Series C convertible redeemable preferred shares, 88,610 Series D convertible redeemable preferred shares	US$1.8185	n/a

Purchaser	Date of Issuance	Title and Number of Securities	Consideration	Underwriting Discount and Commission
TIANJIN FUSHIDA GROUP CO., LTD.	November 30, 2018	619,580 Series C convertible redeemable preferred shares	US$6.1958	n/a
Banyan Parnters Fund III, L.P.	November 30, 2018	498,520 Series D convertible redeemable preferred shares	US$4.9852	n/a
Banyan Parnters Fund III-A, L.P.	November 30, 2018	87,970 Series D convertible redeemable preferred shares	US$0.8797	n/a
Shanghai Xinlan Management & Consulting LP.	November 30, 2018	2,932,460 Series D convertible redeemable preferred shares	US$29.3246	n/a
Antfin (Hong Kong) Holding Limited	December 7, 2018	6,723,220 Series E2 convertible redeemable preferred shares	US$296,733,270	n/a
Chengwei Capital HK Limited	December 7, 2018	54,370 Series E2 convertible redeemable preferred shares	US$2,400.000	n/a
Alyssum Holdings Limited	January 14, 2019	1,699,310 Series E2 convertible redeemable preferred shares	US$75,000,000	n/a
Antfin (Hong Kong) Holding Limited	December 5, 2019	2,521,490 Series F convertible redeemable preferred shares(4)	US$150,000,000(4)	n/a
All-Stars PESP IX Limited	December 5, 2019	1,344,800 Series F convertible redeemable preferred shares	US$80,000,000	n/a
All-Stars PEIISP I Limited	December 5, 2019	1,680,990 Series F convertible redeemable preferred shares(5)	US$100,000,000(5)	n/a
Poly Platinum Enterprises Limited	December 5, 2019	840,500 Series F convertible redeemable preferred shares	US$50,000,000	n/a
Redview Capital Investment IV Limited	December 5, 2019	84,050 Series F convertible redeemable preferred shares	US$5,000,000	n/a
Antfin (Hong Kong) Holding Limited	August 14, 2020	2,499,000 Series F convertible redeemable preferred shares	US$148,661,995	n/a
Poly Platinum Enterprises Limited	August 14, 2020	193,770 Series F convertible redeemable preferred shares	US$11,527,106	n/a
High Flyer Ltd.	August 14, 2020	1,260,750 Series F convertible redeemable preferred shares	US$75,000,000	n/a
Grains Valley Venture Capital	December 15, 2020	25,860,892 Series Seed convertible redeemable preferred shares, 6,450,295 Series A convertible redeemable preferred shares, 13,578,480 Series A1 convertible redeemable preferred shares	RMB18,478,266(6)	n/a
Chopper Ride Limited	December 15, 2020	1,356,396 Series Seed convertible redeemable preferred shares, 339,457 Series A convertible redeemable preferred shares	RMB682,830(6)	n/a
Joy Global Investment Management Limited	December 15, 2020	22,918,864 Series A convertible redeemable preferred shares	RMB13,670,262(6)	n/a

Purchaser	Date of Issuance	Title and Number of Securities	Consideration	Underwriting Discount and Commission
GGV (Hellobike) Limited	December 15, 2020

20,369,665 Series A convertible redeemable preferred shares, 28,854,043 Series A1 convertible redeemable preferred shares, 6,364,817 Series A2 convertible redeemable preferred shares, 20,988,254 Series D convertible redeemable preferred shares

			RMB254,034,677(6)	n/a
GOLD GUARD INVESTEMENTS LIMITED	December 15, 2020	6,789,956 Series A convertible redeemable preferred shares, 1,466,413 Series A1 convertible redeemable preferred shares	US$82.5637	n/a
Chengwei Capital HK Limited	December 15, 2020	56,482,565 Series B convertible redeemable preferred shares, 5,996,527 Series D convertible redeemable preferred shares, 1,111,824 Series E2 convertible redeemable preferred shares	US$11.1182 plus RMB51,161,294 plus US$ equivalent of RMB37,768,436(6)	n/a
Javis Auto Inc.	December 15, 2020	6,744,150 Series B convertible redeemable preferred shares	RMB2,715,669(6)	n/a
Antfin (Hong Kong) Holding Limited	December 15, 2020

76,270,245 Series C convertible redeemable preferred shares, 179,899,492 Series D convertible redeemable preferred shares, 1,668,247 Series E1 convertible redeemable preferred shares, 137,484,554 Seires E2 convertible redeemable preferred shares, 76,883,926 Series F convertible redeemable preferred shares

			US$ equivalent of RMB2,390,804,900 plus US$2,160.3673(6)	n/a
Shenzhen Capital Group CO., LTD.	December 15, 2020	19,067,664 Series C convertible redeemable preferred shares	US$ equivalent of RMB100,000,000(6)	n/a
LiYang Hongtu New Economic Venture Investment LP.	December 15, 2020	3,813,574 Series C convertible redeemable preferred shares	US$ equivalent of RMB20,000,000(6)	n/a
Changzhou Hongturencai Investment LP.	December 15, 2020	9,533,832 Series C convertible redeemable preferred shares	US$ equivalent of RMB50,000,000(6)	n/a
Shanghai Jinshanhongtu Venture Investment LP.	December 15, 2020	5,720,258 Series C convertible redeemable preferred shares	US$ equivalent of RMB30,000,000(6)	n/a
Changzhou Tianrong Investment Center (LP)	December 15, 2020	19,067,664 Series C convertible redeemable preferred shares	US$ equivalent of RMB100,000,000(6)	n/a
Changzhou Hetai Investment Co., Ltd.	December 15, 2020	9,533,832 Series C convertible redeemable preferred shares	US$ equivalent of RMB50,000,000(6)	n/a
Changzhou JiaHeda Venture Capital Co., Ltd.	December 15, 2020	7,627,147 Series C convertible redeemable preferred shares	US$ equivalent of RMB40,000,000(6)	n/a
Shenzhen Yijiashun Electronics Co., Ltd.	December 15, 2020	1,906,685 Series C convertible redeemable preferred shares	US$ equivalent of RMB10,000,000(6)	n/a

Purchaser	Date of Issuance	Title and Number of Securities	Consideration	Underwriting Discount and Commission
DIVINE LAND INTERNATIONAL INVESTMENT LIMITED	December 15, 2020	1,906,685Series C convertible redeemable preferred shares, 1,812,005 Series D convertible redeemable preferred shares	RMB30,000,000(6)	n/a
Poly Platinum Enterprises Limited	December 15, 2020	11,518,019 Series C+ convertible redeemable preferred shares, 21,150,007 Series F convertible redeemable preferred shares	US$ equivalent of RMB90,908,358 plus US$211.5001(6)	n/a
Redview Capital Investment IV Limtied	December 15, 2020	1,151,904 Series C+ convertible redeemable preferred shares, 1,718,756 Series F convertible redeemable preferred shares	US$ equivalent of RMB9,091,642 plus US$17.1876(6)	n/a
Banyan Parnters Fund III, L.P.	December 15, 2020	10,194,341 Series D convertible redeemable preferred shares	RMB112,516,200(6)	n/a
Banyan Parnters Fund III-A, L.P.	December 15, 2020	1,798,917 Series D convertible redeemable preferred shares	RMB19,855,800(6)	n/a
Shanghai Xinlan Management & Consulting LP.	December 15, 2020	59,966,497 Series D convertible redeemable preferred shares	US$ equivalent of RMB661,860,000(6)	n/a
Alyssum Holdings Limited	December 15, 2020	34,749,551 Series E2 convertible redeemable preferred shares, 17,820,466 Series E3 convertible redeemable preferred shares	US$347.4955 plus RMB2,734,075(6)	n/a
All-Stars PESP IX Limited	December 15, 2020	27,310,946 Series F convertible redeemable preferred shares	US$273.1095	n/a
All-Stars PEIISP I Limited	December 15, 2020	3,437,513 Series F convertible redeemable preferred shares	US$34.3751	n/a
High Flyer Ltd.	December 15, 2020	25,781,344 Series F convertible redeemable preferred shares	US$257.8134	n/a
Grains Valley Venture Capital Ltd.	March 8, 2021	5,816,555 Series Seed convertible redeemable preferred shares, 1,450,781 Series A convertible redeemable preferred shares, and 3,054,032 Series A1 convertible redeemable preferred shares	US$103.21368	n/a
Chopper Ride Limited	March 8, 2021	305,077 Series Seed convertible redeemable preferred shares and 76,350 Series A convertible redeemable preferred shares	US$3.81427	n/a
Joy Global Investment Management Limited	March 8, 2021	5,154,843 Series A convertible redeemable preferred shares	US$51.54843	n/a
GGV (Hellobike) Limited	March 8, 2021

4,581,485 Series A convertible redeemable preferred shares, 6,489,766 Series A1 convertible redeemable preferred shares, 1,431,556 Series A2 convertible redeemable preferred shares and 4,720,616 Series D convertible redeemable preferred shares

			US$172.23423	n/a

Purchaser	Date of Issuance	Title and Number of Securities	Consideration	Underwriting Discount and Commission
GOLD GUARD INVESTMENTS LIMITED	March 8, 2021	1,527,177 Series A convertible redeemable preferred shares and 329,821 Series A1 convertible redeemable preferred shares	US$18.56998	n/a
Chengwei Capital HK Limited	March 8, 2021	12,703,891 Series B convertible redeemable preferred shares, 1,348,721 Series D convertible redeemable preferred shares and 250,068 Series E2 convertible redeemable preferred shares	US$143.0268	n/a
Javis Auto Inc.	March 8, 2021	1,516,874 Series B convertible redeemable preferred shares	US$15.16874	n/a
Shenzhen Capital Group CO., LTD.	March 8, 2021	4,288,643 Series C convertible redeemable preferred shares	US$42.88643	n/a
LiYang Hongtu New Economic Venture Investment LP.	March 8, 2021	857,738 Series C convertible redeemable preferred shares	US$8.57738	n/a
Changzhou Hongturencai Investment LP	March 8, 2021	2,144,321 Series C convertible redeemable preferred shares	US$21.44321	n/a
Shanghai Jinshanhongtu Venture Investment LP.	March 8, 2021	1,286,584 Series C convertible redeemable preferred shares	US$12.86584	n/a
Changzhou Tianrong Investment Center (LP)	March 8, 2021	4,288,643 Series C convertible redeemable preferred shares	US$42.88643	n/a
Changzhou Hetai Investment Co., Ltd.	March 8, 2021	2,144,321 Series C convertible redeemable preferred shares	US$21.44321	n/a
Changzhou JiaHeda Venture Capital Co., Ltd.	March 8, 2021	1,715,475 Series C convertible redeemable preferred shares	US$17.15475	n/a
Shenzhen Yijiashun Electronics Co., Ltd.	March 8, 2021	428,846 Series C convertible redeemable preferred shares	US$4.28846	n/a
DIVINE LAND INTERNATIONAL INVESTMENT LIMITED	March 8, 2021	428,846 Series C convertible redeemable preferred shares and 407,551 Series D convertible redeemable preferred shares	US$8.36397	n/a
POLY PLATINUM ENTERPRISES LIMITED	March 8, 2021	2,590,599 Series C+ convertible redeemable preferred shares and 4,756,997 Series F convertible redeemable preferred shares	US$73.47596	n/a
Redview Capital Investment IV Limited	March 8, 2021	259,083 Series C+ convertible redeemable preferred shares and 386,578 Series F convertible redeemable preferred shares	US$6.45661	n/a

Purchaser	Date of Issuance	Title and Number of Securities	Consideration	Underwriting Discount and Commission
Antfin (Hong Kong) Holding Limited	March 8, 2021

40,462,461 Series D convertible redeemable preferred shares, 375,217 Series E1 convertible redeemable preferred shares, 30,922,619, Series E2 convertible redeemable preferred shares and 17,292,505 Series F convertible redeemable preferred shares

			US$890.52802	n/a
Banyan Partners Fund III, L.P.	March 8, 2021	2,292,881 Series D convertible redeemable preferred shares	US$22.92881	n/a
Banyan Partners Fund III-A, L.P.	March 8, 2021	404,607 Series D convertible redeemable preferred shares	US$4.04607	n/a
Shanghai Xinlan Management & Consulting LP.	March 8, 2021	13,487,487 Series D convertible redeemable preferred shares	US$134.87487	n/a
Alyssum Holdings Limited	March 8, 2021	7,815,766 Series E2 convertible redeemable preferred shares and 4,008,126 Series E3 convertible redeemable preferred shares	US$118.23892	n/a
All-Stars PESP IX Limited	March 8, 2021	6,142,697 Series F convertible redeemable preferred shares	US$61.42697	n/a
All-Stars PEIISP I Limited	March 8, 2021	773,155 Series F convertible redeemable preferred shares	US$7.73155	n/a
High Flyer Ltd.	March 8, 2021	5,798,664 Series F convertible redeemable preferred shares	US$57.98664	n/a
Fujian Shidai Mindong New Energy Industry Equity Investment Partnership (Limited Partnership)	March 31, 2021	27,386,240 Series G convertible redeemable preferred shares	RMB500,000,000 or its USD equivalent $76,629,527	n/a
S Cloud Venture Capital Ltd.	March 31, 2021	966,127 Series G convertible redeemable preferred shares	US$2,703,324	n/a
EverestLu Holding Limited	April 28, 2021	52,314,005 series G convertible redeemable preferred shares	US$150,000,000	n/a
S Cloud Venture Capital Ltd.	April 28, 2021	1,862,153 series G convertible redeemable preferred shares	RMB34,505,039 or its USD equivalent (i.e. US$5,339,354)	n/a
Javis Auto Inc.	April 28, 2021	1,743,800 series G convertible redeemable preferred shares	US$5,000,000	n/a
Options
Certain directors, executive officers and employees	From May 15, 2015 to January 1, 2021	Options to purchase 152,481,420 ordinary shares(7)	past and future service to us	n/a

(1)
A total of 4,994,917,070 ordinary shares were repurchased at par value and cancelled by our company on October 8, 2018 immediately upon the share split on the same day. On November 30, 2018, a total of 66,330, 348,640 and 71,710 ordianry shares were converted into Series Seed convertible redeemable preferred shares, Series A convertible redeemable preferred shares and Series A1 convertible redeemable preferred shares, on a one-for-one basis, respectively.

(2)
Converted into Series E1 convertible redeemable preferred shares on December 7, 2018.

(3)
A total of 871,450 Series A convertible redeemable preferred shares were transferred to Alyssum Holdings Limited and redesignated into 871,450 Series E3 convertible redeemable preferred shares on January 14, 2019.

(4)
On August 14, 2020, 1,260,740 Series F convertible redeemable preferred shares held by Antfin (Hong Kong) Holding Limited were surrendered and cancelled since we only received consideration of US$75,000,000.

(5)
On August 14, 2020, 1,522,140 Series F convertible redeemable preferred shares held by All-Stars PEIISP I Limited were surrendered and cancelled since we only received consideration of US$9,450,000.

(6)
On December 15, 2020, we returned the original paid in capital contribution made by certain ordinary and preferred shareholders, to our VIE, Haluo Inclusive, back to such shareholders, who simultaneously transferred the amounts to us in conjunction with the issuance of additional shares to such shareholders on a pro rata basis. The effect of these transactions was that the ordinary and preferred shares were issued to such shareholders de facto at par value.

(7)
Options to purchase 23,332,529 were forfeited and options to purchase 71,675,171 ordinary shares under the 2018 stock incentive plan and 2020 stock incentive plan were exercised in March and April 2021.

Item 8.    Exhibits and Financial Statement Schedules

(a)
Exhibits

        See Exhibit Index beginning on page II-10 of this registration statement.

(b)
Financial Statement Schedules.

        All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	***	Ninth Amended and Restate Memorandum and Articles of Association of the Registrant, as effective on April 28, 2021
3.2	***	Form of Tenth Amended and Restated Memorandum and Articles of Association of the Registrant
4.1		Specimen of Class A Ordinary Share Certificate
4.2	**	Form of Deposit Agreement between the Registrant and JPMorgan Chase Bank, N.A., as depositary
4.3	**	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)
4.4	***	Eighth Amended and Restated Shareholders Agreement among the Registrant, its then shareholders, subsidiaries and variable interest entities dated April 28, 2021
5.1	***	Opinion of Harney Westwood & Riegels regarding the validity of the Class A ordinary shares being registered
8.1	***	Opinion of Simpson Thacher & Bartlett LLP regarding certain United States federal tax matters
8.2	***	Opinion of Harney Westwood & Riegels regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.3	***	Opinion of King & Wood Mallesons regarding certain PRC tax matters (included in Exhibit 99.2)
10.1	***	2018 Stock Incentive Plan
10.2	***	2020 Stock Incentive Plan
10.3	***	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.4	***	Form of Employment Agreement between the Registrant and its executive officers
10.5	***	English translation of Equity Interest Pledge Agreement, among Shanghai Haluo, Haluo Inclusive and shareholders of Haluo Inclusive, dated February 24, 2021
10.6	***	English translation of Equity Interest Pledge Agreement, among Shanghai Hamao, Zhengzhou Habai and shareholder of Zhengzhou Habai, dated February 24, 2021
10.7	***	English translation of Power of Attorney Agreement, among Shanghai Haluo, Haluo Inclusive and shareholders of Haluo Inclusive, dated February 24, 2021
10.8	***	English translation of Power of Attorney Agreement, among Shanghai Hamao, Zhengzhou Habai, and shareholder of Zhengzhou Habai, dated February 24, 2021
10.9	***	English translation of Exclusive Business Cooperation Agreement, between Shanghai Haluo and Haluo Inclusive, dated February 24, 2021
10.10	***	English translation of Exclusive Business Cooperation Agreement, between Shanghai Hamao and Zhengzhou Habai, dated February 24, 2021

Exhibit No.		Description of Exhibit
10.11	***	English translation of Exclusive Call Option Agreement, among Shanghai Haluo, Haluo Inclusive and shareholders of Haluo Inclusive, dated February 24, 2021
10.12	***	English translation of Exclusive Call Option Agreement, among Shanghai Hamao, Zhengzhou Habai and shareholder of Zhengzhou Habai, dated February 24, 2021
10.13	***	Share Restriction Agreement, between the Registrant and Lei Yang, dated November 2, 2020
10.14	***	English translation of Battery Lease Agreement, between Shanghai Junfeng and Fujian Ningde Huixiang Infinite Technology Co., Ltd., dated July 1, 2019
10.15	***	English translation of Battery Swapping Service Agreement, between Shanghai Junzheng and Fujian Ningde Huizhi Infinite Technology Co., Ltd., dated July 1, 2019
10.16	***	Share Award Agreement, between the Registrant and Lei Yang, dated April 30, 2021
21.1	***	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young Hua Ming LLP
23.2	***	Consent of Harney Westwood & Riegels (included in Exhibit 5.1 and Exhibit 8.2)
23.3	***	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)
23.4	***	Consent of King & Wood Mallesons (included in Exhibit 99.2)
23.5	***	Consent of iResearch Consulting Group
24.1	***	Powers of Attorney (included on the signature page in Part II of this registration statement)
99.1	***	Code of Business Conduct and Ethics of the Registrant
99.2	***	Opinion of King & Wood Mallesons regarding certain PRC law matters

*
To be filed by amendment.

**
Incorporated by reference to the registration statement on Form F-6 to be filed with the Securities and Exchange Commission with respect to American depositary shares representing our Class A ordinary shares.

***
Previously filed.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China on May 10, 2021.

HELLO INC.
By:	/s/ LEI YANG
	Name:	Lei Yang
	Title:	Co-founder, Director and Chief Executive Officer

Signature	Title	Date

/s/ LEI YANG Lei Yang	Co-founder, Director and Chief Executive Officer (principal executive officer)	May 10, 2021
* Kaizhu Li	Co-founder, Director and President	May 10, 2021
* Tao Jiang	Director and Vice President	May 10, 2021
* Zhaokun Peng	Director and Vice President	May 10, 2021
* Xingde Chi	Director and Senior Operating Officer	May 10, 2021
* Peng Yang	Director	May 10, 2021
* Chao Zhu	Director	May 10, 2021

Signature		Title	Date

* Ji-Xun Foo		Director	May 10, 2021
* Shaoqing Jiang		Director	May 10, 2021
* Yonggang Cong		Director	May 10, 2021
* Yang Wang		Director	May 10, 2021
/s/ XIAODONG CHEN Xiaodong Chen		Co-Chief Financial Officer (principal financial officer)	May 10, 2021
/s/ SAY KEONG TEY Say Keong Tey		Co-Chief Financial Officer (principal accounting officer)	May 10, 2021
*By:	/s/ LEI YANG Name: Lei Yang Attroney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Hello Inc. has signed this registration statement or amendment thereto in New York on May 10, 2021.

US Duly Authorized Representative COGENCY GLOBAL INC.
By:	/s/ COLLEEN A. DE VRIES
	Name:	Colleen A. De Vries
	Title:	Senior Vice President